Form 10-K/A, Exhibit 13
period 1994-03-31
AARON RENTS INC
filed 1995-04-25
CIK 706688

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Results of Operations
(Fiscal years 1994 and 1993)

Total revenues for fiscal year 1994 increased $27.6 million (17.5%) to $185.2 million compared to $157.6 million in 1993 due to a $30.3 million (30.2%) increase in rentals and fees revenue. Of this increase in rental revenues, $21.3 million was attributable to Aaron's Rental Purchase stores which increased 84.3% to $46.5 million compared to $25.2 million last year. Higher revenues from existing rental purchase stores contributed to the increase, as well as the opening of 34 additional rental purchase stores during fiscal year 1994. Rental revenues from rental purchase stores opened during the year were $7.2 million. Rental revenues from the Company's rent-to-rent operations increased $9.0 million (12.1%) during the same time period. Included in fiscal year 1994 total revenues is $4.9 million attributed to the former Looks Furniture Leasing locations acquired in December, 1993.

Revenues from sales decreased $2.1 million (3.9%) to $53.1 million from $55.3 million. This decrease was primarily due to the June, 1993 sale of the Company's Ball Stalker subsidiary. If sales recorded by Ball Stalker are excluded from both periods, sales revenue would have increased $10.9 million (27.2%). This increase was due to increased sales of rental return merchandise and $4.3 million of sales of new furniture by the Company's MacTavish Furniture Industries division to furniture distributors. Sales to furniture distributors were insignificant in the same period a year ago. Prior to fiscal year 1993, the MacTavish Furniture Industries division manufactured furniture exclusively for the Company's own retail outlets.

Other revenue decreased $657,000 (37.8%) to $1.1 million compared to $1.7 million last year, primarily due to the sale of the Ball Stalker subsidiary during fiscal year 1994. This decrease was offset by an increase of $302,000 from franchise and royalty fee income from franchised operations of Aaron's Rental Purchase stores. This fee income in fiscal year 1994 was $417,000 compared to $115,000 for the same period last year.

Cost of sales decreased $2.7 million (6.5%) to $38.9 million compared to $41.6 million and as a percentage of sales decreased to 73.2% from 75.2%. The improvement in gross margins is primarily due to improved margins on the sale of rental return furniture.

Operating expenses increased $14.1 million (18.1%) to $91.9 million from $77.8 million. As a percentage of total revenues, operating expenses increased slightly to 49.6% in fiscal year 1994 compared to 49.4% in fiscal year 1993. This increase was primarily due to increased costs, including personnel and occupancy costs, associated with the opening of 34 rental purchase stores during fiscal year 1994. While overall operating expenses increased slightly, Aaron's Rental Purchase operating costs increased $10.9 million (80.3%) to $24.5 million from $13.6 million.

Depreciation of rental merchandise increased $11.9 million (46.9%) to $37.3 million compared to $25.4 million, and as a percentage of total rentals and fees, increased to 28.5% in 1994 from 25.3% in 1993. This increase is primarily due to the growth of the Company's rental purchase operations, in which merchandise is depreciated at faster rates to coincide with shorter contract terms.

Interest expense increased $413,000 (25.0%) to $2.1 million compared to $1.7 million. This increase was primarily the result of higher debt levels during fiscal year 1994 due to growth of the Company's business.

Income tax expense increased $1.1 million (21.7%) to $6.2 million compared to $5.1 million, and the Company's effective tax rate was 41.4% in 1994 and 45.7% in 1993. The decrease in the effective tax rate was due to the result of permanent differences between book and taxable income resulting from the fiscal year 1993 $1.4 million write-off of goodwill associated with the 1987 purchase of Ball Stalker.

As a result, net earnings increased $2.7 million (45.0%) to $8.8 million in 1994 compared to $6.1 million in 1993. As a percentage of total revenues, net earnings increased to 4.7% in 1994 compared to 3.8% in 1993.


Results of Operations
(Fiscal years 1993 and 1992)
Total revenues for the fiscal year ended March 31, 1993, increased $13.1 million (9.1%) to $157.6 million from $144.5 million in fiscal year 1992.
This increase was primarily due to an $11.0 million (12.3%) increase in rentals and fees revenue. Of this increase in rental revenues, $9.5 million was attributable to Aaron's Rental Purchase stores in which rental revenues increased 60% to $25.2 million in fiscal year 1993 from $15.7 million in fiscal year 1992. Higher revenues from existing rental purchase stores contributed to the increase, as well as the opening of 12 new stores during fiscal year 1993. Rental revenues from rental purchase stores opened during the year were $2.3 million. Rental revenues from the Company's rent-to-rent operations increased $1.5 million (2.1%) during the same period.

Revenues from sales increased $2.1 million (4.0%) to $55.3 million from $53.2 million. The improvement in sales was primarily due to $1.9 million of increased sales at the Company's Ball Stalker subsidiary.

Other revenue was comparable between years and primarily represents installation revenues related to Ball Stalker furniture sales. Franchise and royalty fee income from franchised operations which were opened in fiscal year 1993 is also included in other revenue and was $115,000.

Cost of sales increased $910,000 (2.2%) to $41.6 million from $40.7 million and as a percentage of sales decreased to 75.2% from 76.5%. The improved margins were primarily due to better margins on rental return merchandise, which resulted in part from the more conservative depreciation policies adopted by the Company over the past several years.

Operating expenses increased $2.2 million (2.9%) to $77.8 million from $75.6 million. The increase was primarily due to increased costs, including personnel and occupancy costs, of expanding the Company's rental purchase business. As a percentage of total revenues, operating expenses decreased to 49.4% from 52.3%, reflecting the Company's sale or closure of unprofitable stores and improved operating efficiencies on a higher volume of revenues. Fiscal year 1993 included a $1.4 million write-off of goodwill associated with the purchase of Ball Stalker and fiscal year 1992 included $1.2 million of additional charges for future costs anticipated at closed store locations.

Depreciation of rental merchandise increased $4.7 million (22.6%) to $25.4 million from $20.7 million, and increased to 25.3% in 1993 from 23.1% in 1992 as a percentage of rentals and fees. The increase in depreciation expense was primarily the result of the Company revising depreciation lives and salvage values in prior years on certain lines of its merchandise, and the growth of the rental purchase business in which merchandise is depreciated over shorter terms than in the rent-to-rent business.

Interest expense decreased $831,000 (33.5%) to $1.7 million from $2.5 million. This decrease was the result of lower borrowing rates and lower debt levels in fiscal year 1993 as compared to the prior year.

Income tax expense increased $3.1 million (157.1%) to $5.1 million from $2.0 million, and the Company's effective tax rate increased to 45.7% in fiscal year 1993 from 39.4% in fiscal year 1992. This change was the result of permanent differences between book and taxable income resulting from the fiscal year 1993 $1.4 million write-off of goodwill associated with the 1987 purchase of Ball Stalker.

As a result, net earnings increased $3.0 million (98.7%) to $6.1 million in fiscal year 1993 compared to $3.1 million in fiscal year 1992. As a percentage of total revenues, net earnings increased to 3.8% in fiscal year 1993 from 2.1% in fiscal year 1992.


Liquidity and Capital Resources

Cash flow from operations for fiscal years 1994 and 1993 was $55.8 million and $38.4 million, respectively. Such cash flows include profits on the sale of rental merchandise. The Company's primary capital requirements consist of acquiring rental merchandise for Aaron's Rental Purchase stores and replacing merchandise no longer suitable for rent at all Aaron Rents locations. As the Company continues to grow, the need for additional rental merchandise will continue to be the Company's major capital requirement. These capital requirements historically have been financed through bank credit, cash flow from operations, trade credit and proceeds from the sale of rental return merchandise.

The Company has financed its growth through a revolving credit agreement with two banks, trade credit and internally generated funds. The rent-to-rent business has contributed cash which has partially funded the growth of the rental purchase business. Due to the expansion of the Aaron's Rental Purchase division during the past year, the Company's borrowings under its revolving credit agreement have substantially increased. On February 2, 1994, the Company revised its revolving credit agreement to increase allowable borrowings to $60.0 million from $42.0 million and changed certain covenants in the credit agreement. The terms and pricing under the credit agreement remained substantially unchanged. As of March 31, 1994, an aggregate of $51.5 million was outstanding under this facility, $20.0 million of which was bearing interest at a fixed rate of 5.76% and the remaining $31.5 million was bearing interest at the floating rate of 4.9375%. At March 31, 1993 the amount outstanding under the facility was $31.9 million.

On May 2, 1994, the Company issued through a public offering, 1,275,000 shares of Class B Common Stock. The net proceeds to the Company after deducting underwriting discounts and offering expenses were $14.1 million. The net proceeds were used to reduce bank debt. The reduced debt level, coupled with the increased availability under its revolving credit agreement, will provide the Company additional capacity to fund the growth of its operations.

The Company believes that the expected cash flows from operations, proceeds from the sale of rental return merchandise, bank borrowings and vendor credit, together with the proceeds of the stock offering, will be sufficient to fund the Company's capital and liquidity needs for at least the next 24 months.

The Company has paid dividends for eight consecutive years. The dividend was increased 40% in January 1993 with the payment of $.03 per share on Class A Common Stock and $.04 per share on Class B Common Stock for a total fiscal year 1993 cash outlay of $506,000. A $.03 per share dividend on Class A Common Stock and $.04 per share dividend on Class B Common Stock were again paid in July 1993 and January 1994, for a total fiscal year 1994 cash outlay of $591,000. The Company currently expects to continue its policy of paying dividends.

Consolidated Balance Sheets               Aaron Rents, Inc. and Subsidiaries
(In Thousands)

March 31,                                                  1994      1993
Assets
 Cash                                                    $     86  $     81
 Accounts Receivable                                        8,023     5,799
 Rental Merchandise                                       152,289   115,751
 Less: Accumulated Depreciation                           (38,690)  (29,289)
                                                          113,599    86,462
 Property, Plant and Equipment, Net                        18,819    13,326
 Prepaid Expenses and Other Assets                          4,390     2,549
 Total Assets                                            $144,917  $108,217
Liabilities and
Shareholders' Equity
 Accounts Payable and Accrued Expenses                   $ 20,891  $ 14,213
 Current Income Taxes Payable                                 504
 Deferred Income Taxes Payable                              5,216     5,115
 Customer Deposits and Advance Payments                     5,353     3,607
 Bank Debt                                                 51,451    31,945
 Other Debt                                                 1,672     1,185
                                                           85,087    56,065
 Commitments and Contingencies
 Shareholders' Equity
 Common Stock, Class A, Par Value $.50 Per Share
  Authorized 25,000,000 Shares; 5,361,761 Shares Issued     2,681     2,681
 Common Stock, Class B, Par Value $.50 Per Share
  Authorized 25,000,000 Shares; 5,361,761 Shares Issued     2,681     2,681
 Additional Paid-In Capital                                 1,101     1,069
 Retained Earnings                                         66,595    58,385
                                                           73,058    64,816
 Less Treasury Shares at Cost,
 Class A Common Stock, 1,226,653 Shares
  at March 31, 1994 and 1,136,344 Shares
  at March 31, 1993                                        (7,329)   (6,320)
 Class B Common Stock, 1,059,831 Shares
  at March 31, 1994 and 1,140,569 Shares
  at March 31, 1993                                        (5,899)   (6,344)
                                                           59,830    52,152
 Total Liabilities and Shareholders' Equity              $144,917  $108,217

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Earnings       Aaron Rents, Inc. and Subsidiaries
(In Thousands Except Per Share)
Years Ended March 31,                        1994       1993        1992

Revenues
        Rentals and Fees                  $130,962   $100,617    $ 89,593
        Sales                               53,139     55,275      53,161
        Other                                1,083      1,740       1,795
                                           185,184    157,632     144,549
Costs and Expenses
        Cost of Sales                       38,879     41,594      40,684
        Operating Expenses                  91,927     77,816      75,620
        Depreciation of Rental Equipment    37,310     25,407      20,728
        Interest                             2,063      1,650       2,481
                                           170,179    146,467     139,513
        Earnings Before Income Taxes        15,005     11,165       5,036
        Income Taxes                         6,209      5,100       1,984
        Net Earnings                      $  8,796   $  6,065    $  3,052
        Earnings Per Share                $   1.01   $   0.70    $   0.36



Consolidated Statements
of Shareholders' Equity            Aaron Rents, Inc. and Subsidiaries

                                                              Additional
                          Treasury Stock     Common Stock     Paid-In  Retained
(In Thousands)            Shares   Amount    Class A  Class B Capital  Earnings

Balance, March 31, 1991   (2,270)  $(12,598) $2,681   $2,681  $1,059   $50,199
 Dividends                                                                (425)
 Reissued Shares at Cost       6         31                                 (4)
 Net Earnings                                                            3,052

Balance, March 31, 1992   (2,264)   (12,567)  2,681    2,681   1,059    52,822
 Reacquired Shares           (40)      (250)
 Dividends                                                                (506)
 Reissued Shares at Cost      27        153                       10         4
 Net Earnings                                                            6,065

Balance, March 31, 1993   (2,277)   (12,664)  2,681    2,681   1,069    58,385
 Reacquired Shares          (115)    (1,151)
 Dividends                                                                (591)
 Reissued Shares at Cost     106        587                       32         5
 Net Earnings                                                            8,796

Balance, March 31, 1994   (2,286)  $(13,228) $2,681   $2,681  $1,101   $66,595


The accompanying notes are an integral part of the Consolidated Financial Statements.


Consolidated Statements
of Cash Flows                             Aaron Rents, Inc. and Subsidiaries
(In Thousands)
Years Ended March 31,                             1994      1993      1992

Operating Activities
 Net Earnings                                  $  8,796  $  6,065  $  3,052
 Depreciation and Amortization                   41,040    29,392    22,939
 Deferred Taxes                                     101       779    (1,691)
 Increase in Accounts Payable
      and Accrued Expenses                        6,428     2,550       359
 (Increase) Decrease in Accounts Receivable      (1,159)      563      (154)
 Other Changes, Net                                 585      (967)      251
 Cash Provided by Operating Activities           55,791    38,382    24,756
Investing Activities
 Additions to Property, Plant and Equipment      (9,539)   (5,782)   (2,441)
 Book Value of Property Retired or Sold             590       760       175
 Additions to Rental Merchandise               (103,164)  (77,961)  (65,198)
 Book Value of Rental Merchandise Sold           48,267    47,150    45,671
 Contracts and Other Assets Acquired            (10,815)     (955)   (1,163)
 Cash Used by Investing Activities              (74,661)  (36,788)  (22,956)
Financing Activities
 Increase (Decrease) in Bank Debt                19,506        48    (2,308)
 Increase (Decrease) in Other Debt                  487    (1,044)      935
 Dividends Paid                                    (591)     (506)     (425)
 Acquisition of Treasury Stock                   (1,151)     (250)
 Issuance of Stock Under Stock Option Plan          624       150
 Cash Provided (Used) by Financing Activities    18,875    (1,602)   (1,798)
 Increase (Decrease) in Cash                          5        (8)        2
 Cash at Beginning of Year                           81        89        87
 Cash at End of Year                           $     86  $     81  $     89

 Cash Paid During the Year:
 Interest                                      $  2,277  $  1,139  $  2,515
 Income Taxes                                     5,123     5,120     2,656

The accompanying notes are an integral part of the Consolidated Financial Statements.


Notes to Consolidated Financial Statements

At March 31, 1994 and 1993, and for Each of the Three Years in the Period Ended March 31, 1994

Note A: Summary of Significant Accounting Policies

Principles of Consolidation   The consolidated financial statements include the
accounts of the parent, Aaron Rents, Inc., and its wholly owned subsidiaries, Aaron Enterprises, Inc., formerly Ball Stalker Co., and Aaron Investment Company. All significant intercompany accounts and transactions have been eliminated.

Line of Business   The Company is engaged in the business of renting and
selling residential and office furniture and other merchandise. The Company manufactures furniture principally for its rental and sales operations.

Rental Merchandise consists primarily of residential and office furniture and other merchandise and is recorded at cost. Depreciation is provided using the straight-line method over the estimated useful life of the merchandise, principally 1 to 5 years, after allowing for a salvage value of 5% to 60%. The Company recognizes rental revenues over the rental period and recognizes all costs of servicing and maintaining merchandise on rent as incurred.

Property, Plant and Equipment are recorded at cost. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the respective assets, which are 8 to 27 years for buildings and improvements and 2 to 5 years for other depreciable property and equipment. Gains and losses related to dispositions and retirements are included in income. Maintenance and repairs are charged to income as incurred; renewals and betterments are capitalized.

Deferred Income Taxes arise principally from the use of accelerated methods of computing depreciation on rental merchandise for tax purposes. During fiscal year 1993, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 109, Accounting for Income Taxes. The Company previously accounted for deferred income taxes under SFAS No. 96. The adoption of the new income tax standard had no effect on the Company's financial position or results of operations.

Cost of Sales includes the depreciated cost of rental-return residential and office merchandise sold and the cost of new residential and office merchandise sold. It is not practicable to allocate operating expenses between selling and rental operations.

Goodwill, which entirely related to the acquisition of Ball Stalker Co., in previous years was amortized on a straight-line basis over a period of forty years. As a result of preliminary discussions regarding the sale of Ball Stalker Co. during fiscal year 1993, the Company estimated that the goodwill was not recoverable and accordingly the then remaining goodwill of $1,429,000 ($.16 per share) was written off and charged to income. The assets of Ball Stalker were sold in June, 1993.

Note B: Earnings Per Share
Earnings per share are computed by dividing net earnings by the weighted average number of common shares and common equivalent shares (for stock options using the treasury stock method) outstanding during the period which was 8,720,209 shares for the year ended March 31, 1994, 8,644,964 shares for the year ended March 31, 1993 and 8,456,206 shares for the year ended March 31, 1992.

Note C: Property, Plant and Equipment
(In Thousands)
March 31,                                       1994            1993
Land                                          $ 1,781         $ 1,764
Buildings and Improvements                      6,913           5,723
Leasehold Improvements and Signs                9,886           7,929
Fixtures and Equipment                         15,068          10,944
Construction in Progress                          511               6
                                               34,159          26,366
Less: Accumulated Depreciation
   and Amortization                           (15,340)        (13,040)
                                              $18,819         $13,326

Note D: Debt
Bank Debt   On February 2, 1994, the Company revised its revolving credit agreement with two banks to allow borrowings up to $60,000,000 and changed certain covenants in the credit agreement. The terms and pricing under the credit agreement remained substantially unchanged. At March 31, 1994, $51,451,000 was outstanding under this agreement. Amounts borrowed are charged interest at the lower of the lenders' prime rate or libor plus 1%, or the rate at which certificates of deposit are offered in the secondary market plus 1%. The weighted average interest rate of borrowings under the revolving credit agreement was 5.0% in 1994 and 4.9% in 1993.

In June, 1993, the Company entered into two interest-rate swap agreements to modify the interest characteristics on $20,000,000 of its outstanding debt under the revolving credit agreement from a floating to a fixed rate basis. These agreements involve the receipt of amounts when the floating interest rate exceeds the fixed rate and payment of amounts when the fixed rate exceeds the floating rate over the life of the agreements. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counter parties is included in other liabilities or assets. The fair values of the swap agreements are not recognized in the financial statements.

The revolving credit agreement may be terminated on ninety days' notice by the Company or six months' notice by the lenders. The debt is payable within one year if terminated by the Company, or is payable in 60 monthly installments following the termination date if terminated by the lenders.

The agreement restricts cash dividend payments and stock repurchases to 25% of net earnings since April 1, 1991 and places other restrictions on additional borrowings and requires the maintenance of certain financial ratios. Under the borrowing arrangement, the Company has pledged as collateral substantially all of its assets.

Ball Stalker, which was sold in June, 1993, had a revolving credit agreement with a bank which permitted borrowings up to $4,000,000. At March 31, 1993, approximately $1,550,000 was outstanding under this agreement. The indebtedness bore interest at the bank's prime rate (6.0% at March 31, 1993).

Other Debt   Other debt of $1,672,000 at March 31, 1994 represents an insurance premium financing agreement bearing interest at 5.2%. Other debt of $1,185,000 at March 31, 1993 represented notes bearing interest between 6.0% and 8.75%. Other debt matures in fiscal year 1995.

Note E: Income Taxes

(In Thousands)
Years Ended March 31,           1994           1993           1992
Current Tax Expense:
Federal                         $5,667         $3,727         $3,423
State                              441            594            252
                                 6,108          4,321          3,675
Deferred Tax Expense (Benefit):
Federal                            101            781         (1,630)
State                                              (2)           (61)
                                   101            779         (1,691)
                                $6,209         $5,100         $1,984

Components of the 1992 benefit for deferred income taxes are as follows:
(In Thousands)
Year Ended March 31,                                                 1992
Tax Over Book Depreciation                               $ 3,516
Excess Book Cost of Sales Over That
   Recorded for Tax Purposes as a Result
   of Accelerated Tax Depreciation                        (3,982)
Other, Net                                                (1,225)
                                                              $(1,691)

Significant components of the Company's deferred tax liabilities and assets are as follows:
(In Thousands)
March 31,                                  1994          1993
Deferred Tax Liabilities:
   Tax Over Book Depreciation              $7,041        $7,422
   Other, Net                                 736
Total Deferred Tax Liabilities              7,777         7,422
Deferred Tax Assets:
   Insurance Reserves                         725           747
   Reserve for Closed Store Locations         601           708
   Rent Collected in Advance                1,235           570
   Other, Net                                               282
Total Deferred Tax Assets                   2,561         2,307
Net Deferred Tax Liabilities               $5,216        $5,115

The Company's actual tax rate differs from the statutory rate as follows:
Years Ended March 31,                     1994      1993      1992
Statutory Rate                            34.3%     34.0%     34.0%
Increases in Taxes
   Resulting From:
      Write-off of Goodwill                          4.4
      State Income Taxes, net of
         Federal Income Tax Benefit        2.5       3.5       1.7
      Effect of Change in Federal
         Income Tax  Rate on
         Deferred Taxes                     .9
      Other, Net                           3.7       3.8       3.7
Effective Tax Rate                        41.4%     45.7%     39.4%

Note F: Commitments
The Company leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2001. Most of the leases contain renewal options for additional periods ranging from two to ten years at rental rates generally adjusted on the basis of the consumer price index or other factors. The Company also leases transportation equipment and data processing equipment under operating leases expiring during the next three years. Management expects that most leases will be renewed or replaced by other leases in the normal course of business.

Future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of March 31, 1994 are as follows: $13,367,000 in 1995; $10,153,000 in 1996; $7,625,000 in 1997;
$5,729,000 in 1998; $3,388,000 in 1999; $1,419,000 thereafter.

Rental expense was $12,462,000 in 1994, $10,523,000 in 1993 and $13,480,000 in
1992.

The Company leases three buildings from certain officers of the Company under leases expiring in the years 1995 and 1999 for current annual rentals aggregating $435,000.

During the fourth quarter of fiscal year 1992, the Company recorded $1.2 million of charges for estimated future real estate obligations pertaining to closed stores.

The Company maintains a 401(k) savings plan for substantially all its full-time employees with at least one year of service with the Company. The plan allows employees to contribute up to 6% of their annual compensation with 50% matching by the Company on the first 4% of compensation. The Company s expense related to the plan was $219,000, $197,000 and $183,000 in 1994, 1993 and 1992,
respectively.

Note G: Shareholders' Equity
During fiscal year 1993, the Company amended its Articles of Incorporation to
(1) reclassify each outstanding share of the then existing Common Stock as one share of voting Class A Common Stock and one share of non-voting Class B Common Stock and (2) increase the number of authorized shares of Common Stock from 10,000,000 to 50,000,000, consisting of 25,000,000 shares of Class A Common Stock and 25,000,000 shares of Class B Common Stock. The effect of this reclassification was to increase the total amount of outstanding shares to 8,446,609 at the end of fiscal year 1993 compared to 4,229,588 at the end of fiscal year 1992. All share and per share data in the Company's financial statements have been restated to reflect this reclassification.

At March 31, 1994, the Company held a total of 2,286,484 common shares in its treasury, and is authorized by the Board of Directors to acquire up to an additional 473,400 shares.

The Company has 1,000,000 shares of preferred stock authorized. The shares are issuable in series with terms for each series fixed by the Board and such issuance is subject to approval by the Board of Directors. No preferred shares have been issued.

In April 1990, the Company established a stock option plan for the benefit of certain key employees. Under the plan, 1,000,000 shares of the Company's treasury shares are reserved for issuance when these options are exercised. During fiscal year 1994, 5,000 options were granted at $9.75 per share and 10,000 options were granted at $10.50 per share. During fiscal year 1993, 10,000 options were granted at $10.25 per share. At March 31, 1994, there was a total of 639,500 options granted and outstanding. These options are exercisable two years from date of issuance and expire five years from date of issuance.

On May 2, 1994, the Company issued, through a public offering, 1,275,000 shares of Class B Common Stock. The net proceeds to the Company after deducting underwriting discounts and offering expenses were $14,100,000. The net proceeds were used to reduce bank debt.

Note H: Quarterly Financial Information (Unaudited)
(In Thousands                 First       Second       Third       Fourth
Except Per Share)             Quarter     Quarter      Quarter     Quarter
Fiscal 1994
Revenues                      $42,627     $43,441      $45,701     $53,415
Gross Profit                   24,253      25,478       26,906      32,358
Earnings Before
   Taxes                        3,443       3,259        3,667       4,636
Net Earnings                    2,002       1,885        2,190       2,719
Earnings Per Share            $   .23     $   .22      $   .25     $.   31
Fiscal 1993
Revenues                      $39,057     $38,686      $37,956     $41,933
Gross Profit                   21,579      21,926       22,614      24,512
Earnings Before
   Taxes                        2,605       2,487        2,867       3,206
Net Earnings                    1,555       1,480        1,628       1,402
Earnings Per Share            $   .18     $   .17      $   .19     $   .16

Fourth quarter fiscal year 1993 included a $1,200,000 write-down of goodwill associated with the Company's Ball Stalker subsidiary.

Note I: Sale and Acquisitions
On June 16, 1993, the Company sold substantially all of the assets of its Ball Stalker subsidiary. Ball Stalker had revenues of $16,242,000 in fiscal year 1993 and $14,168,000 in fiscal year 1992 and did not contribute to earnings in either year. The sale did not have any significant effect on the Company's results of operations for fiscal year 1994.

On December 1, 1993, the Company acquired substantially all of the assets of FLB, Inc. (d/b/a Looks Furniture Leasing), a furniture rental operation with 15 locations in Texas and Oklahoma. The cash purchase price was $8,000,000. The acquisition had no significant effect on the Company's results of operations for fiscal year 1994. In addition to the above acquisition, the Company acquired during the fiscal year the assets of several other furniture rental companies for cash aggregating approximately $3,000,000.

Note J: Franchising of Aaron's Rental Purchase Stores
The Company franchises Aaron's Rental Purchase stores. At March 31, 1994 and 1993, there were 18 and 7 franchises sold, respectively, and 15 and 6 franchises opened, respectively. Franchisees pay a non-refundable initial franchise fee of $15,000 and an ongoing royalty fee of 5% of cash receipts. The Company recognizes these fees as earned and includes them in Other Revenues in the Consolidated Statements of Earnings. The Company has guaranteed certain lease and debt obligations of some of the franchisees amounting to $547,000 and $1,100,000, respectively, at March 31, 1994. The Company has recourse rights to the leased property and to the assets securing the debt obligations. As a result, the Company does not expect to incur any significant losses under these guarantees.

Common Stock Market Prices
and Dividends
The Company's Class A and Class B Common Stock are traded on The Nasdaq National Market under the symbols "ARONA" and "ARONB," respectively. The approximate number of shareholders of record of the Company's Common Stock at June 1, 1994 was 2,000. The following table shows, for the periods indicated, the range of high and low bid prices per share for the Class A and Class B Common Stock as reported by Nasdaq, and the cash dividends paid per share. All share price and cash dividend amounts with respect to the Common Stock prior to November 3, 1992, have been divided by two to reflect the reclassification of the Company's Common Stock on that date into Class A and Class B Common Stock.
                                               Common Stock
                                                              Cash
                                                              Dividends
Fiscal Year Ended               High           Low            Per Share
March 31, 1993
     First Quarter              $ 6.56         $ 6.00         $ .025
     Second Quarter               7.75           5.75
     Third Quarter (through
          November 2, 1992)       8.38           7.25

                                               Class A
                                               Common Stock
                                                              Cash
                                                              Dividends
Fiscal Year Ended               High           Low            Per Share
March 31, 1993
   Third Quarter
      (November 3 through
      December 31,1992)         $ 9.50         $ 7.25         $ .03
   Fourth Quarter                11.50           8.50
March 31, 1994
   First Quarter                 10.75          10.25           .03
   Second Quarter                13.25          10.50
   Third Quarter                 12.25          10.50           .03
   Fourth Quarter                15.00          11.75


                                               Class B
                                               Common Stock
                                                              Cash
                                                              Dividends
Fiscal Year Ended               High           Low            Per Share
March 31, 1993
   Third Quarter
      (November 3 through
      December 31,1992)         $ 8.50         $ 7.00         $ .04
   Fourth Quarter                11.00           8.25
March 31, 1994
   First Quarter                 10.00           9.75           .04
   Second Quarter                13.00           9.50
   Third Quarter                 12.50          10.00           .04
   Fourth Quarter                15.00          11.00

The average closing bid quotation for Class A and Class B Common Stock on June 1, 1994 was $12.75 and $12.25 respectively. The Company currently expects to continue its policy of paying dividends.

Report of Independent Auditors
To the Board of Directors and Shareholders of Aaron Rents, Inc.:
We have audited the accompanying consolidated balance sheets of Aaron Rents, Inc. and Subsidiaries as of March 31, 1994 and 1993, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aaron Rents, Inc. and Subsidiaries as of March 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1994 in conformity with generally accepted accounting principles.

                                                             Ernst & Young, LLP

Atlanta, Georgia                                             Ernst & Young, LLP
May 27, 1994

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 21 day of April, 1995.

                               AARON RENTS, INC.

                         Gilbert L. Danielson
          By:
                         Gilbert L. Danielson
                         Vice President, Finance

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 21 day of April, 1995.

            SIGNATURE                                 TITLE

R. Charles Loudermilk, Sr.
                                   Chief Executive Officer
R. Charles Loudermilk, Sr.         (Principal Executive Officer)
                                    and Chairman of the Board of Directors

Gilbert L. Danielson
____________________________       Vice President, Finance and Director
Gilbert L. Danielson                (Principal Financial Officer)

John E. Aderhold
____________________________       Director
John E. Aderhold


Earl Dolive
___________________________        Director
Earl Dolive


Leo Benatar
___________________________        Director
Leo Benatar


Keith C. Groen
___________________________        Vice President, Legal
Keith C. Groen                         Secretary and Director


Robert C. Loudermilk, Jr.
____________________________       Vice President, Real Estate
Robert C. Loudermilk, Jr.             and Director
____________________________
R.K. Sehgal                            Director

____________________________
Rankin M. Smith, Sr.                   Director

____________________________
Ingrid Saunders Jones                  Director


Robert P. Sinclair, Jr.
____________________________
Robert P. Sinclair, Jr.                Controller
                                       (Principal Accounting Officer)