Form 10-K, Exhibit 13
period 1995-03-31
AARON RENTS INC
filed 1995-06-29
CIK 706688

- --------------------------------------------------------------------------------

    FINANCIAL TABLE
      OF CONTENTS

     selected financial information.................................     12

     management's discussion and analysis...........................     13

     consolidated balance sheets....................................     16

     consolidated statements of earnings............................     17

     consolidated statements of shareholders' equity................     17

     consolidated statements of cash flows..........................     18

     notes to consolidated financial statements.....................     19

     report of independent auditors.................................     22

- --------------------------------------------------------------------------------

                                                            FINANCIAL HIGHLIGHTS


(Dollar Amounts in Thousands Except Per Share)
Years Ended March 31,                                      1995              1994      % CHANGE
- -----------------------------------------------------------------------------------------------
Operating Results      Systemwide Revenues            $ 241,286         $ 189,781          27.1%
                       Revenues                         228,892           185,184          23.6
                       Earnings Before Taxes             18,427            15,005          22.8
                       Net Earnings                      11,325             8,796          28.8
                       Earnings Per Share                  1.15              1.01          13.9
- -----------------------------------------------------------------------------------------------
Financial Position     Total Assets                   $ 157,527         $ 144,917           8.7%
                       Rental Merchandise, Net          121,356           113,599           6.8
                       Interest-Bearing Debt             43,159            53,123         (18.8)
                       Shareholders' Equity              84,951            59,830          42.0
                       Book Value Per Share                8.65              7.09          22.0
                       Debt to Capitalization              33.7%             47.0%
                       Pre-Tax Profit Margin                8.1%              8.1%
                       Net Profit Margin                    4.9%              4.7%
                       Return on Average Equity            15.6%             15.7%
- -----------------------------------------------------------------------------------------------
Stores Open            Rent-to-Rent                         107               123
                       Rental Purchase                       96                77
                       Rental Purchase Franchised            26                15

[BAR GRAPH OF SYSTEMWIDE REVENUES APPEARS]

[BAR GRAPH OF REVENUES APPEARS]

[BAR GRAPH OF NET EARNINGS APPEARS]

                                                  SELECTED FINANCIAL INFORMATION

(Dollar Amounts in Thousands Except Per Share)
Years Ended March 31,                                         1995          1994          1993          1992          1991
Operating Results      Systemwide Revenues/(1)/          $ 241,286     $ 189,781     $ 158,361     $ 144,549     $ 143,167
                       Revenues:
                         Rentals & Fees                    173,208       130,962       100,617        89,593        82,580
                         Sales                              53,655        53,139        55,275        53,161        58,983
                         Other                               2,029         1,083         1,740         1,795         1,604
                       ---------------------------------------------------------------------------------------------------
                                                           228,892       185,184       157,632       144,549       143,167
                       ---------------------------------------------------------------------------------------------------
                       Costs & Expenses:
                         Cost of Sales                      38,696        38,879        41,594        40,684        48,485
                         Operating Expenses                115,028        91,927        77,816        75,620        74,591
                         Depreciation of
                           Rental Merchandise               53,708        37,310        25,407        20,728        15,081
                         Interest                            3,033         2,063         1,650         2,481         3,318
                       ---------------------------------------------------------------------------------------------------
                                                           210,465       170,179       146,467       139,513       141,475
                       ---------------------------------------------------------------------------------------------------
                       Earnings Before
                         Income Taxes                       18,427        15,005        11,165         5,036         1,692
                       Income Taxes                          7,102         6,209         5,100         1,984           662
                       ---------------------------------------------------------------------------------------------------
                       Net Earnings                         11,325         8,796         6,065         3,052         1,030
                       ---------------------------------------------------------------------------------------------------
                       Earnings Per Share                     1.15          1.01          0.70          0.36          0.12
                       ---------------------------------------------------------------------------------------------------
                       Dividends Per Share:
                         Class A                              0.05          0.06         0.055          0.05          0.05
                         Class B                              0.09          0.08         0.065          0.05          0.05

Financial Position     Rental Merchandise, Net           $ 121,356     $ 113,599     $  86,462     $  80,141     $  80,095
                       Property, Plant &
                         Equipment, Net                     24,181        18,819        13,326        10,861        10,839
                       Total Assets                        157,527       144,917       108,217       101,051       100,698
                       Interest-Bearing Debt                43,159        53,123        33,130        34,126        35,499
                       Shareholders' Equity                 84,951        59,830        52,152        46,676        44,022

At Year End            Stores Open:
                         Company-Operated                      203           200           156           153           159
                         Franchised                             26            15             6             0             0
                       Rental Contracts in Effect          156,600       126,700       100,600        80,900        79,700
                       Number of Employees                   2,200         2,100         1,450         1,400         1,450
                       ===================================================================================================

/(1)/ Systemwide revenues include revenues from franchised Aaron's Rental Purchase stores.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations
(Fiscal Years 1995 & 1994)
- --------------------------------------------------------------------------------

     Total revenues for fiscal year 1995 increased $43.7 million (23.6%) to $228.9 million compared to $185.2 million in 1994 due to a $42.2 million (32.3%) increase in rentals and fees revenue. Of this increase in rental revenues, $26.7 million was attributable to Aaron's Rental Purchase stores, which increased 57.4% to $73.2 million compared to $46.5 million last year. Higher revenues from existing rental purchase stores, as well as the opening of 19 additional rental purchase stores during fiscal year 1995, contributed to the increase. Rental revenues from rental purchase stores opened during the year were $3.8 million. Rental revenues from the Company's rent-to-rent operation increased $15.5 million (18.4%) during the same time period. Included in fiscal year 1994 total revenues was $4.9 million attributed to the former Looks Furniture Leasing locations acquired in December 1993.

     Revenues from sales increased $516,000 (1.0%) to $53.7 million from $53.1 million. Excluding sales of Ball Stalker, which was sold in fiscal year 1994, revenues from sales increased $2.6 million in fiscal year 1995. Of this increase, $1.3 million was due to sales to furniture distributors and the remaining increase was due primarily to the sale of rental-return furniture.

     Other revenue increased $946,000 (87.3%) to $2.0 million compared to $1.1 million last year. This increase was primarily due to a $495,000 increase in franchise and royalty fee income. This fee income in fiscal year 1995 was $912,000 compared to $417,000 for the same period last year.

     Cost of sales decreased $183,000 (.5%) to $38.7 million compared to $38.9 million and, as a percentage of sales, decreased to 72.1% from 73.2%. The improvement in gross margins was primarily due to improved margins on the sale of rental return furniture.

     Operating expenses increased $23.1 million (25.1%) to $115.0 million from $91.9 million. As a percentage of total revenues, operating expenses increased slightly to 50.3% in fiscal year 1995 compared to 49.6% in fiscal year 1994. Aaron's Rental Purchase operating costs increased $14.8 million (60.4%) to $39.3 million from $24.5 million. This increase was primarily due to increased costs, including personnel and occupancy costs, associated with the opening of 19 rental purchase stores during fiscal year 1995.

     Depreciation of rental merchandise increased $16.4 million (44.0%) to $53.7 million and, as a percentage of total rentals and fees, increased to 31.0% in 1995 from 28.5% in 1994. This increase was primarily due to the growth of the Company's rental purchase operations, in which merchandise is depreciated at faster rates to coincide with shorter contract terms.

     Interest expense increased $970,000 (47.0%) to $3.0 million compared to $2.1 million. This increase was primarily the result of higher interest rates during fiscal year 1995.

     Income tax expense increased $893,000 (14.4%) to $7.1 million compared to $6.2 million, and the Company's effective tax rate was 38.5% in 1995 and 41.4% in 1994. The decrease in the effective tax rate was due to decreases in permanent differences between book and taxable income.

     As a result, net earnings increased $2.5 million (28.8%) to $11.3 million in 1995 compared to $8.8 million in 1994. As a percentage of total revenues, net earnings were 4.9% in fiscal year 1995 and 4.7% in fiscal year 1994.

Results of Operations
(Fiscal Years 1994 & 1993)


     Total revenues for fiscal year 1994 increased $27.6 million (17.5%) to $185.2 million compared to $157.6 million in 1993 due to a $30.3 million (30.2%) increase in rentals and fees revenue. Of this increase in rental revenues, $21.3 million was attributable to Aaron's Rental Purchase stores, which increased 84.3% to $46.5 million compared to $25.2 million last year. Higher revenues from existing rental purchase stores, as well as the opening of 34 additional rental purchase stores during fiscal year 1994, contributed to the increase. Rental revenues from rental purchase stores opened during the year were $7.2 million. Rental revenues from the Company's rent-to-rent operations increased $9.0 million (12.1%) during the same time period. Included in fiscal year 1994 total revenues was $4.9 million attributed to the former Looks Furniture Leasing locations acquired in December 1993.

     Revenues from sales decreased $2.1 million (3.9%) to $53.1 million from $55.3 million. This decrease was primarily due to the June 1993 sale of the Company's Ball Stalker subsidiary. If sales recorded by Ball Stalker had been excluded from both periods, sales revenue would have increased $10.9 million (27.2%). This increase was due to increased sales of rental return merchandise and $4.3 million of sales of new furniture to furniture distributors by the Company's MacTavish Furniture Industries division. Sales to furniture distributors were insignificant in the same period a year ago. Prior to fiscal year 1993, the MacTavish Furniture Industries division manufactured furniture exclusively for the Company's own retail outlets.

     Other revenue decreased $657,000 (37.8%) to $1.1 million compared to $1.7 million in 1993, primarily due to the sale of the Ball Stalker subsidiary during fiscal year 1994. This decrease was offset by an increase of $302,000 from franchise and royalty fee income from franchised operations of Aaron's Rental Purchase stores. This fee income in fiscal year 1994 was $417,000 compared to $115,000 for the same period in 1993.

     Cost of sales decreased $2.7 million (6.5%) to 38.9 million compared to $41.6 million and, as a percentage of sales, decreased to 73.2% from 75.2%. The improvement in gross margins was primarily due to improved margins on the sale of rental return furniture.

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

     Depreciation of rental merchandise increased $11.9 million (46.9%) to $37.3 million compared to $25.4 million and, as a percentage of total rentals and fees, increased to 28.5% in 1994 from 25.3% in 1993. This increase was primarily due to the growth of the Company's rental purchase operations, in which merchandise is depreciated at faster rates to coincide with shorter contract terms.

     Interest expense increased $413,000 (25.0%) to $2.1 million compared to $1.7 million in 1993. This increase was primarily the result of higher debt levels during fiscal year 1994 due to growth of the Company's business.

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

     As a result, net earnings increased $2.7 million (45%) to $8.8 million in 1994 compared to $6.1 million in 1993. As a percentage of total revenues, net earnings increased to 4.7% in 1994 compared to 3.8% in 1993.

Liquidity &
Capital Resources
- --------------------------------------------------------------------------------

     Cash flow from operations for fiscal years 1995 and 1994 was $68.7 million and $55.8 million, respectively. Such cash flows include profits on the sale of rental merchandise. The Company's primary capital requirements consist of acquiring rental merchandise for Aaron's Rental Purchase stores and replacing merchandise no longer suitable for rent at all Aaron Rents locations. As the Company continues to grow, the need for additional rental merchandise will continue to be the Company's major capital requirement. These capital requirements historically have been financed through bank credit, cash flow from operations, trade credit and proceeds from the sale of rental return merchandise.

     The Company has financed its growth through a revolving credit agreement with several banks, trade credit and internally generated funds. The rent-to-rent business has contributed cash that has partially funded the growth of the rental purchase business. On January 6, 1995, the Company revised its revolving credit agreement by adding a third bank and increased allowable borrowings to $75.0 million from $60.0 million and changed certain covenants in the credit agreement. In addition, under the credit agreement an additional $3.0 million credit line was established to fund daily working capital requirements. The revised credit agreement is unsecured, and the terms and pricing either remained unchanged or were substantially at terms and pricing more favorable to the Company. The pricing under the working capital line is based upon overnight bank borrowing rates. At March 31, 1995, an aggregate of $42.2 million was outstanding under this facility. Of these borrowings, $20.0 million was bearing interest at an average fixed rate of 5.51%, $20 million was bearing interest at an average fixed rate of 8.27%, and the remaining balance was bearing interest at a floating rate of 6.9375%. At March 31, 1994, the amount outstanding under the facility was $51.5 million.

     On May 2, 1994, the Company issued through a public offering 1,275,000 shares of Class B Common Stock. The net proceeds to the Company after deducting underwriting discounts and offering expenses were $14.1 million. The net proceeds were used to reduce bank debt. The reduced debt level, coupled with the increased availability under its revolving credit agreement, will provide the Company additional capacity to fund the growth of its operations.

     The Company believes that the expected cash flows from operations, proceeds from the sale of rental return merchandise, bank borrowings and vendor credit, together with the proceeds of the stock offering, will be sufficient to fund the Company's capital and liquidity needs for at least the next 24 months.

     The Company has paid dividends for nine consecutive years. A $.03 per share dividend on Class A Common Stock and $.04 per share dividend on Class B Common Stock were paid in July 1994, and a $.02 per share dividend on Class A Common Stock and $.05 per share dividend on Class B Common Stock were paid in January 1995, for a total fiscal year 1995 cash outlay of $709,000. The Company currently expects to continue its policy of paying dividends.

                                                     CONSOLIDATED BALANCE SHEETS


(In Thousands, Except Share Data)
March 31,                                                                       1995               1994
Assets                   Cash                                              $      95          $      86
                         Accounts Receivable                                   8,391              8,023
                         Rental Merchandise                                  172,741            152,289
                         Less: Accumulated Depreciation                      (51,385)           (38,690)
                         ------------------------------------------------------------------------------
                                                                             121,356            113,599
                         Property, Plant & Equipment, Net                     24,181             18,819
                         Prepaid Expenses & Other Assets                       3,504              4,390
                         ------------------------------------------------------------------------------
                         Total Assets                                      $ 157,527          $ 144,917

Liabilities &            Accounts Payable & Accrued Expenses               $  19,062          $  20,891
Shareholders' Equity     Current Income Taxes Payable                                               504
                         Deferred Income Taxes Payable                         4,126              5,216
                         Customer Deposits & Advance Payments                  6,229              5,353
                         Bank Debt                                            42,172             51,451
                         Other Debt                                              987              1,672
                         ------------------------------------------------------------------------------
                                                                              72,576             85,087
                         Commitments & Contingencies
                         Shareholders' Equity
                          Common Stock, Class A, Par Value $.50 Per Share
                            Authorized 25,000,000 Shares;
                            5,361,761 Shares Issued                            2,681              2,681
                          Common Stock, Class B, Par Value $.50 Per Share
                            Authorized 25,000,000 Shares;
                            6,636,761 Shares Issued at March 31, 1995 &
                            5,361,761 Shares Issued at March 31, 1994          3,318              2,681
                         Additional Paid-In Capital                           15,314              1,101
                         Retained Earnings                                    77,216             66,595
                         ------------------------------------------------------------------------------
                                                                              98,529             73,058
                         Less: Treasury Shares at Cost,
                          Class A Common Stock, 1,234,748 Shares
                            at March 31, 1995 & 1,226,653 Shares
                            at March 31, 1994                                 (8,324)            (7,329)
                          Class B Common Stock, 944,031 Shares
                            at March 31, 1995 & 1,059,831 Shares
                            at March 31, 1994                                 (5,254)            (5,899)
                         ------------------------------------------------------------------------------
                                                                              84,951             59,830
                         ------------------------------------------------------------------------------
                         Total Liabilities & Shareholders' Equity          $ 157,527          $ 144,917
                         ==============================================================================

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS


(In Thousands, Except Per Share Data)
Years Ended March 31,                                            1995          1994          1993
=================================================================================================
Revenues             Rentals & Fees                         $ 173,208     $ 130,962     $ 100,617
                     Sales                                     53,655        53,139        55,275
                     Other                                      2,029         1,083         1,740
                     ----------------------------------------------------------------------------
                                                              228,892       185,184       157,632
=================================================================================================
Costs & Expenses     Cost of Sales                             38,696        38,879        41,594
                     Operating Expenses                       115,028        91,927        77,816
                     Depreciation of Rental Merchandise        53,708        37,310        25,407
                     Interest                                   3,033         2,063         1,650
                     ----------------------------------------------------------------------------
                                                              210,465       170,179       146,467
                     ----------------------------------------------------------------------------
                     Earnings Before Income Taxes              18,427        15,005        11,165
                     Income Taxes                               7,102         6,209         5,100
                     ----------------------------------------------------------------------------
                     Net Earnings                           $  11,325     $   8,796     $   6,065
                     ----------------------------------------------------------------------------
                     Earnings Per Share                     $    1.15     $    1.01     $    0.70
                     ============================================================================

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                      Additional
                                                        Treasury Stock             Common Stock          Paid-In     Retained
(In Thousands)                                        Shares       Amount      Class A      Class B      Capital     Earnings
=============================================================================================================================
Balance, March 31, 1992                               (2,264)    $(12,567)    $  2,681     $  2,681     $  1,059     $ 52,822
                         Reacquired Shares               (40)        (250)
                         Dividends                                                                                       (506)
                         Reissued Shares at Cost          27          153                                     10            4
                         Net Earnings                                                                                   6,065
=============================================================================================================================
Balance, March 31, 1993                               (2,277)     (12,664)       2,681        2,681        1,069       58,385
                         Reacquired Shares              (115)      (1,151)
                         Dividends                                                                                       (591)
                         Reissued Shares at Cost         106          587                                     32            5
                         Net Earnings                                                                                   8,796
=============================================================================================================================
Balance, March 31, 1994                               (2,286)     (13,228)       2,681        2,681        1,101       66,595
                         Issued Shares                                                          637       13,503
                         Reacquired Shares              (138)      (1,836)
                         Dividends                                                                                       (709)
                         Reissued Shares at Cost         245        1,486                                    710            5
                         Net Earnings                                                                                  11,325
=============================================================================================================================
Balance, March 31, 1995                               (2,179)    $(13,578)    $  2,681     $  3,318     $ 15,314     $ 77,216
=============================================================================================================================

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


(In Thousands)
Years Ended March 31,                                                          1995          1994          1993
Operating Activities     Net Earnings                                     $  11,325     $   8,796     $   6,065
                         Depreciation & Amortization                         58,765        41,040        29,392
                         Deferred Taxes                                      (1,090)          101           779
                         Change in Accounts Payable & Accrued Expenses       (1,834)        6,428         2,550
                         Change in Accounts Receivable                         (386)       (1,159)          563
                         Other Changes, Net                                   1,966           585          (967)
                         --------------------------------------------------------------------------------------
                         Cash Provided by Operating Activities               68,746        55,791        38,382

Investing Activities     Additions to Property, Plant & Equipment           (11,820)       (9,539)       (5,782)
                         Book Value of Property Retired or Sold               1,401           590           760
                         Additions to Rental Merchandise                   (101,755)     (103,164)      (77,961)
                         Book Value of Rental Merchandise Sold               40,667        48,267        47,150
                         Contracts & Other Assets Acquired                     (328)      (10,815)         (955)
                         --------------------------------------------------------------------------------------
                         Cash Used by Investing Activities                  (71,835)      (74,661)      (36,788)

Financing Activities     Proceeds from Revolving Credit Agreement           229,448       219,262       152,712
                         Repayments on Revolving Credit Agreement          (238,727)     (199,756)     (152,664)
                         (Decrease) Increase in Other Debt                     (685)          487        (1,044)
                         Proceeds from Common Stock Offering                 14,140
                         Dividends Paid                                        (709)         (591)         (506)
                         Acquisition of Treasury Stock                       (1,836)       (1,151)         (250)
                         Issuance of Stock Under Stock Option Plan            1,467           624           150
                         --------------------------------------------------------------------------------------
                         Cash Provided (Used) by Financing Activities         3,098        18,875        (1,602)
                         --------------------------------------------------------------------------------------
                         Increase (Decrease) in Cash                              9             5            (8)
                         Cash at Beginning of Year                               86            81            89
                         --------------------------------------------------------------------------------------
                         Cash at End of Year                              $      95     $      86     $      81
                         --------------------------------------------------------------------------------------
                         Cash Paid During the Year:
                         Interest                                         $   3,005     $   2,277     $   1,139
                         Income Taxes                                         8,705         5,123         5,120
                         ======================================================================================

     The accompanying notes are an integral part of the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


At March 31, 1995 and 1994, and for Each of the Three
Years in the Period Ended March 31, 1995
- --------------------------------------------------------------------------------

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of the parent, Aaron Rents, Inc., and its wholly owned subsidiaries, Aaron Enterprises, Inc., formerly Ball Stalker Co., and Aaron Investment Company. All significant intercompany accounts and transactions have been eliminated.

     LINE OF BUSINESS--The Company is engaged in the business of renting and selling residential and office furniture and other merchandise. The Company manufactures furniture principally for its rental and sales operations.

     RENTAL MERCHANDISE consists primarily of residential and office furniture and other merchandise and is recorded at cost. Depreciation is provided using the straight-line method over the estimated useful life of the merchandise, principally from 1 to 5 years, after allowing for a salvage value of 5% to 60%. The Company recognizes rental revenues over the rental period and recognizes all cost of servicing and maintaining merchandise on rent as incurred.

     PROPERTY, PLANT AND EQUIPMENT are recorded at cost. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the respective assets, which are from 8 to 27 years for buildings and improvements and from 2 to 5 years for other depreciable property and equipment. Gains and losses related to dispositions and retirements are included in income. Maintenance and repairs are charged to income as incurred; renewals and betterments are capitalized.

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

     ADVERTISING--The Company expenses advertising costs as incurred. Such costs aggregated $7,257,000, $6,025,000, and $4,291,000 in 1995, 1994 and 1993,
respectively.

     GOODWILL, which was entirely related to the acquisition of Ball Stalker Co., was amortized on a straight-line basis over a period of 40 years. As a result of preliminary discussions regarding the sale of Ball Stalker Co. during fiscal year 1993, the Company estimated that the Goodwill was not recoverable and, accordingly, all of the Company's then remaining Goodwill of $1,429,000 ($.16 per share) was written off and charged to income. The assets of Ball Stalker Co. were sold in June 1993.

- --------------------------------------------------------------------------------

NOTE B: EARNINGS PER SHARE

     Earnings per share are computed by dividing net earnings by the weighted average number of common shares and common equivalent shares (for stock options using the treasury stock method) outstanding during the period, which was 9,814,274 shares for the year ended March 31, 1995; 8,720,209 shares for the year ended March 31, 1994; and 8,644,964 shares for the year ended March 31, 1993.

- --------------------------------------------------------------------------------

NOTE C: PROPERTY, PLANT & EQUIPMENT


(In Thousands)
Years Ended March 31,                   1995          1994
- ----------------------------------------------------------
Land                                $  1,968      $  1,781
Buildings & Improvements               8,824         6,913
Leasehold Improvements & Signs        13,845         9,886
Fixtures & Equipment                  17,112        15,068
Construction in Progress               1,203           511
- ----------------------------------------------------------
                                      42,952        34,159
Less: Accumulated Depreciation
  & Amortization                     (18,771)      (15,340)
- ----------------------------------------------------------
                                    $ 24,181      $ 18,819

- --------------------------------------------------------------------------------

NOTE D: DEBT

     BANK DEBT-- On January 6, 1995, the Company revised its revolving credit agreement by adding a third bank and increased allowable borrowings to $75,000,000 from $60,000,000. In addition, under the credit agreement an additional $3,000,000 credit line was established to fund daily working capital requirements. The revised credit agreement is unsecured, and the terms and pricing either remained unchanged or were substantially at terms and pricing more favorable to the Company. The pricing under the working capital line is based upon overnight bank borrowing rates. At March 31, 1995, an aggregate of $42,172,000, was outstanding under this agreement. Amounts borrowed are charged interest at the lower of the lender's prime rate, or LIBOR plus .75%, or the rate at which certificates of deposit are offered in the secondary market plus
 .875%. Under the agreement, the Company pays a .22% commitment fee on unused balances. The weighted average interest rate on borrowings under the revolving credit agreement (after giving effect to the interest rate swaps) were 6.13% in 1995, 5% in 1994 and 4.9% in 1993.

     The Company has entered into interest rate swap agreements that effectively fix the interest rate on $20,000,000 of the amount outstanding under the revolving credit agreement at an average of 5.51% until June 1996 and an additional $20,000,000 at an average of 8.27% until November 1997. These swap agreements involve the receipt of amounts when the floating rate exceeds the fixed rates in such agreements over the life of the agreements. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to the floating rate interest expense related to the debt. The related amount payable to or receivable from counter parties is included in accrued liabilities or other assets. The fair values of the swap agreements, which are not recognized in the financial statements, are estimated to be $190,000 at March 31,1995. The fair value of the Company's bank debt approximates its carrying value.

     The revolving credit agreement may be terminated on ninety days' notice by the Company or six months' notice by the lenders. The debt is payable in 60 monthly installments following the termination date if terminated by the lenders.

     The agreement restricts cash dividend payments and stock repurchases to $3,000,000 plus 25% of net earnings since April 1, 1991, and places other restrictions on additional borrowings and requires the maintenance of certain financial ratios.

     OTHER DEBT--Other debt of $987,000 at March 31,1995, and $1,672,000 at March 31, 1994, represents an insurance premium financing agreement bearing interest at 7.25% and 5.2%, respectively. Other debt matures in fiscal year 1996.

- --------------------------------------------------------------------------------

NOTE E: INCOME TAXES


(In Thousands)
Years Ended March 31,                 1995          1994          1993
- ----------------------------------------------------------------------
Current Tax Expense:
Federal                            $ 7,258       $ 5,667       $ 3,727
State                                  934           441           594
- ----------------------------------------------------------------------
                                     8,192         6,108         4,321
- ----------------------------------------------------------------------
Deferred Tax Expense (Benefit):
Federal                               (930)          101           781
State                                 (160)                         (2)
- ----------------------------------------------------------------------
                                    (1,090)          101           779
                                   $ 7,102       $ 6,209       $ 5,100
- ----------------------------------------------------------------------

     Significant components of the Company's deferred tax liabilities and assets are as follows:


(In Thousands)
March 31,                                  1995         1994
- ------------------------------------------------------------
Deferred Tax Liabilities:
  Tax Over Book Depreciation            $ 6,967      $ 7,041
  Other, Net                                606          736
- ------------------------------------------------------------
Total Deferred Tax Liabilities            7,573        7,777
- ------------------------------------------------------------
Deferred Tax Assets
  Insurance Reserves                        934          725
  Reserve for Closed Store Locations        353          601
  Rent Collected in Advance               1,325        1,235
  Other, Net                                835
- ------------------------------------------------------------
Total Deferred Tax Assets                 3,447        2,561
- ------------------------------------------------------------
Net Deferred Tax Liabilities            $ 4,126      $ 5,216
- ------------------------------------------------------------

The Company's actual tax rate differs from the statutory rate as follows:


Years Ended March 31,                   1995             1994             1993
- ------------------------------------------------------------------------------
Statutory Rate                          35.0%            34.3%            34.0%
Increases in Taxes
  Resulting From:
    Write-off of Goodwill                                                  4.4
    State Income Taxes, net of
      Federal Income Tax Benefit         2.7              2.5              3.5
    Effect of Change in Federal
      Income Tax Rate on
      Deferred Taxes                                       .9
    Other, Net                            .8              3.7              3.8
- ------------------------------------------------------------------------------
Effective Tax Rate                      38.5%            41.4%            45.7%

- --------------------------------------------------------------------------------

NOTE F: COMMITMENTS

     The Company leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2004. Most of the leases contain renewal options for additional periods ranging from 2 to 10 years at rental rates generally adjusted on the basis of the consumer price index or other factors. The Company also leases transportation equipment and data processing equipment under operating leases expiring during the next 3 years. Management expects that most leases will be renewed or replaced by other leases in the normal course of business.

     Future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of March 31, 1995, are as follows: $13,183,000 in 1996; $11,333,000 in 1997; $9,346,000 in
1998; $6,799,000 in 1999; $3,587,000 in 2000; and $2,448,000 thereafter.

     Rental expense was $15,467,000 in 1995, $12,462,000 in 1994 and $10,523,000
in 1993.

     The Company leases three buildings from certain officers of the Company under leases expiring in the years 1995 and 1999 for current annual rentals aggregating $600,000.

     The Company maintains a 401(k) savings plan for all full-time employees with at least one year of service with the Company and who meet certain eligibility requirements. The plan allows employees to contribute up to 6% of their annual compensation with 50% matching by the Company on the first 4% of compensation. The Company's expense related to the plan was $259,000, $219,000 and $197,000 in 1995, 1994 and 1993, respectively.

- --------------------------------------------------------------------------------

NOTE G: SHAREHOLDERS' EQUITY

     On May 2, 1994, the Company issued, through a public offering, 1,275,000 shares of Class B Common Stock. The net proceeds to the Company after deducting underwriting discounts and offering expenses were $14,100,000. The net proceeds were used to reduce bank debt.

     At March 31, 1995, the Company held a total of 2,178,779 common shares in its treasury, and is authorized by the Board of Directors to acquire up to an additional 335,400 shares.

     The Company has 1,000,000 shares of preferred stock authorized. The shares are issuable in series with terms for each series fixed by the Board and such issuance is subject to approval by the Board of Directors. No preferred shares have been issued.

     In April 1990, the Company established a stock option plan for the benefit of certain key employees. Under the plan, 647,000 shares of the Company's treasury shares are reserved for issuance when these options are exercised. During fiscal year 1995, 10,000 options were granted at $12.00 per share, 66,000 options were granted at $12.75 per share, and 176,000 were granted at $13.875 per share. During fiscal year 1994, 5,000 options were granted at $9.75 per share and 10,000 options were granted at $10.50 per share. At March 31, 1995, there was a total of 647,000 options granted and outstanding. These options are exercisable 2 years from date of issuance and expire 5 years from date of issuance.

- --------------------------------------------------------------------------------

NOTE H: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


(In Thousands             First       Second        Third       Fourth
Except Per Share)       Quarter      Quarter      Quarter      Quarter
- ----------------------------------------------------------------------
Fiscal 1995
  Revenues             $ 55,595     $ 57,235     $ 56,511     $ 59,551
  Gross Profit           33,183       33,274       34,200       35,831
  Earnings Before
    Taxes                 4,273        4,097        4,638        5,419
  Net Earnings            2,607        2,507        2,873        3,338
- ----------------------------------------------------------------------
Earnings Per Share     $    .27     $    .25     $    .29     $    .34
======================================================================

Fiscal 1994
  Revenues             $ 42,627     $ 43,441     $ 45,701     $ 53,415
  Gross Profit           24,253       25,478       26,906       32,358
  Earnings Before
    Taxes                 3,443        3,259        3,667        4,636
  Net Earnings            2,002        1,885        2,190        2,719
- ----------------------------------------------------------------------
Earnings Per Share     $    .23     $    .22     $    .25     $    .31

- --------------------------------------------------------------------------------

NOTE I: SALES & ACQUISITIONS

     On June 16, 1993, the Company sold substantially all of the assets of its Ball Stalker subsidiary. Ball Stalker had revenues of $16,242,000 in fiscal year 1993 and $14,168,000 in fiscal year 1992 and did not contribute to earnings in either year. The sale did not have any significant effect on the Company's results of operations for fiscal year 1994.

     On December 1, 1993, the Company acquired substantially all of the assets of FLB, Inc. (d/b/a Looks Furniture Leasing), a furniture rental operation with 15 locations in Texas and Oklahoma. The cash purchase price was $8,000,000. The acquisition had no significant effect on the Company's results of operations for fiscal year 1994. In addition to the above acquisition, the Company acquired during fiscal year 1994 the assets of several other furniture rental companies for cash aggregating approximately $3,000,000.

NOTE J: FRANCHISING OF
AARON'S RENTAL PURCHASE STORES
- --------------------------------------------------------------------------------

     The Company franchises Aaron's Rental Purchase stores. As of March 31, 1995 and 1994, 35 and 18 franchises had been sold, respectively. Franchisees pay a non-refundable initial franchise fee of $35,000 and an ongoing royalty fee of 5% of cash receipts. The Company recognizes these fees as earned and includes them in Other Revenues in the Consolidated Statements of Earnings. The Company has guaranteed certain lease and debt obligations of some of the franchisees amounting to $764,000 and $1,799,000, respectively, at March 31, 1995. The Company has recourse rights to the leased property and to the assets securing the debt obligations. As a result, the Company does not expect to incur any significant losses under these guarantees.

- --------------------------------------------------------------------------------

Common Stock Market Prices & Dividends


     The Company's Class A and Class B Common Stock are traded on The NASDAQ Market under the symbols "ARONA" and "ARONB," respectively. The approximate number of shareholders of record of the Company's Common Stock at June 9, 1995, was 2,000. The following table shows, for the periods indicated, the range of high and low bid prices per share for the Class A and Class B Common Stock as reported by NASDAQ, and the cash dividends paid per share.

     The average closing bid quotation for Class A and Class B Common Stock on June 9, 1995, was $14.50 and $14.75 respectively. The Company currently expects to continue its policy of paying dividends.

                                   Class A
                                 Common Stock

                                                    Cash
                                               Dividends
Fiscal Year Ended          High         Low    Per Share
- --------------------------------------------------------
MARCH 31,1995
  FIRST QUARTER         $ 13.25     $ 11.50     $  .03
  SECOND QUARTER          13.00       10.50
  THIRD QUARTER           12.75       11.50        .02
  FOURTH QUARTER          14.25       12.00
- --------------------------------------------------------
March 31,1994
  First Quarter         $ 10.75     $ 10.25     $  .03
  Second Quarter          13.25       10.50
  Third Quarter           12.25       10.50        .03
  Fourth Quarter          15.00       11.75

                                    Class B
                                 Common Stock

                                                    Cash
                                               Dividends
Fiscal Year Ended          High          Low   Per Share
- --------------------------------------------------------
MARCH 31,1995
  FIRST QUARTER         $ 12.75     $  11.25    $ .04
  SECOND QUARTER          13.25        11.50
  THIRD QUARTER           12.875       11.50      .05
  FOURTH QUARTER          14.00        12.00
- --------------------------------------------------------
March 31,1994
  First Quarter         $ 10.00     $  9.75     $ .04
  Second Quarter          13.00        9.50
  Third Quarter           12.50       10.00       .04
  Fourth Quarter          15.00       11.00

- --------------------------------------------------------------------------------

Report of
Independent Auditors

To the Board of Directors and Shareholders of Aaron Rents, Inc.:

     We have audited the accompanying consolidated balance sheets of Aaron Rents, Inc., and Subsidiaries as of March 31, 1995 and 1994, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended March 31. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aaron Rents, Inc., and Subsidiaries as of March 31, 1995 and 1994, the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1995, in conformity with generally accepted accounting principles.

/s/ Ernst & Young

Atlanta, Georgia
May 31,1995

                                                                              22