Form 10-K, Exhibit 13
period 1996-12-31
AARON RENTS INC
filed 1997-03-31
CIK 706688

                              Selected Financial
                                  Information


                                               Twelve            Nine            Nine
(Dollar Amounts in          Year Ended      Months Ended     Months Ended    Months Ended     Year Ended   Year Ended   Year Ended
Thousands                  December 31,      December 31,     December 31,    December 31,      March 31,   March 31,     March 31,
Except Per Share)             1996         1995 (unaudited)      1995       1994 (unaudited)      1995        1994         1993
-----------------------------------------------------------------------------------------------------------------------------------
Operating Results
Systemwide Revenues (1)     $306,200          $256,500         $192,953         $177,773        $241,286     $189,781     $158,361
Revenues:
   Rentals & Fees            208,463           182,311          137,098          127,995         173,208      130,962      100,617
   Sales                      61,527            52,999           39,218           39,875          53,655       53,139       55,275
   Other                       4,255             2,465            1,908            1,471           2,029        1,083        1,740
                            -------------------------------------------------------------------------------------------------------
                             274,245           237,775          178,224          169,341         228,892      185,184      157,632
                            -------------------------------------------------------------------------------------------------------
Costs & Expenses:
   Cost of Sales              46,168            38,274           28,350           28,772          38,696       38,879       41,594
   Operating Expenses        135,012           119,590           90,027           85,464         115,028       91,927       77,816
   Depreciation of
      Rental Merchandise      64,437            55,408           41,612           39,912          53,708       37,310       25,407
   Interest                    3,449             3,172            2,323            2,185           3,033        2,063        1,650
                            -------------------------------------------------------------------------------------------------------
                             249,066           216,444          162,312          156,333         210,465      170,179      146,467
                            -------------------------------------------------------------------------------------------------------
Earnings Before
   Income Taxes               25,179            21,331           15,912           13,008          18,427       15,005       11,165
Income Taxes                   9,786             8,113            6,032            5,021           7,102        6,209        5,100
                            -------------------------------------------------------------------------------------------------------
Net Earnings                $ 15,393          $ 13,218         $  9,880         $  7,987        $ 11,325     $  8,796     $  6,065
                            -------------------------------------------------------------------------------------------------------
Earnings Per Share             $0.77             $0.66            $0.49            $0.40           $0.58        $0.51        $0.35
                            -------------------------------------------------------------------------------------------------------
Dividends Per Share:
   Common                      $0.04             $0.05            $0.05             $.05          $0.045        $0.04      $0.0325
   Class A                      0.04              0.02             0.02              .02           0.025         0.03       0.0275
-----------------------------------------------------------------------------------------------------------------------------------
Financial Position
Rental Merchandise, Net     $149,984          $122,311         $122,311         $119,781        $121,356     $113,599     $ 86,462
Property, Plant &
   Equipment, Net             33,267            23,492           23,492           23,532          24,181       18,819       13,326
Total Assets                 198,103           158,645          158,645          155,914         157,527      144,917      108,217
Interest-Bearing Debt         55,365            37,479           37,479           46,894          43,159       53,123       33,130
Shareholders' Equity         107,335            91,094           91,094           81,418          84,951       59,830       52,152
-----------------------------------------------------------------------------------------------------------------------------------
At Year End
Stores Open:
   Company-Operated              240               212              212              203             203          200          156
   Franchised                     61                36               36               24              26           15            6
Rental Contracts in Effect   179,600           158,900          158,900          152,100         156,600      126,700      100,600
Number of Employees            2,550             2,160            2,160            2,150           2,200        2,100        1,450
-----------------------------------------------------------------------------------------------------------------------------------

(1) Systemwide revenues include rental revenues of franchised Aaron's Rental Purchase stores.

                          Management's Discussion and
                        Analysis of Financial Condition
                           and Results of Operations

Change in Fiscal Year End

During 1995, the Company changed its fiscal year end from March 31 to December 31, which resulted in a nine month fiscal period ended December 31, 1995. The decision to change the fiscal year end was made for more convenience in both internal and external communications. To aid comparative analysis, the Company has elected to present the results of operations for the year ended December 31, 1996, along with the twelve months ended December 31, 1995 (unaudited) and the nine months ended December 31, 1995, along with the nine months ended December 31, 1994 (unaudited).

Results of Operations

Year Ended December 31, 1996 versus Twelve Months Ended December 31, 1995 (unaudited)

Total revenues for 1996 increased $36.5 million (15.3%) to $274.2 million compared to $237.8 million in 1995 due primarily to a $26.2 million (14.3%) increase in rentals and fees revenues, plus an $8.5 million (16.1%) increase in sales. Of this increase in rental revenues, $16.6 million (19.6%) was attributable to the Aaron's Rental Purchase Division. Rental revenues from the Company's rent-to-rent operations increased $9.5 million (9.8%) during the same period.

Revenues from retail sales increased $5.6 million (11.8%) to $52.8 million in 1996, from $47.2 million for the same period last year. This increase was due to increased sales of both new and rental return furniture in the rent-to-rent division.

Other sales, which represent wholesale sales to primarily Aaron's Rental Purchase franchisees, increased $3.0 million (51.0%) to $8.8 million compared to $5.8 million for the same period last year. The increased sales are due to the growth of the franchise operations.

Franchise fee and royalty income increased $1.5 million (105.4%) to $2.9 million compared to $1.4 million last year. This increase was due to adding 25 new franchise stores in 1996 as well as older franchise stores gaining in revenues.

Cost of sales from retail sales increased $4.8 million (14.5%) to $37.8 million compared to $33.1 million, and as a percentage of sales, increased slightly to 71.7% from 70.1% primarily due to product mix.

Cost of sales from other sales increased $3.1 million (59.5%) to $8.3 million from $5.2 million, and as a percentage of sales, increased to 94.9% from 89.8%. The increase in cost of sales as a percentage of sales is due to a larger percentage of franchise sales in 1996 which is at lower margins than other miscellaneous wholesale sales.

Operating expenses increased $15.4 million (12.9%) to $135.0 million from $119.6 million. As a percentage of total revenues, operating expenses were 49.2% in 1996 and 50.3% in 1995. Operating expenses declined as a percentage of total revenues between years due to the spreading of expenses over higher revenues.

Depreciation of rental merchandise increased $9.0 million (16.3%) to $64.4 million and, as a percentage of total rentals and fees, increased to 30.9% from 30.4%. This increase is primarily due to a change in the rental merchandise mix during the year.

Interest expense increased $277,000 (8.7%) to $3.4 million compared to $3.2 million. As a percentage of total revenues, interest is unchanged at 1.3% due to stability in interest rates during 1996.

Income tax expense increased $1.7 million (20.6%) to $9.8 million compared to $8.1 million, and the Company's effective tax rate was 38.9% in 1996 versus 38.0% for the same period in 1995.

As a result, net earnings increased $2.2 million (16.5%) to $15.4 million for 1996 compared to $13.2 million for the same period in 1995. As a percentage of total revenues, net earnings were 5.6% in both 1996 and 1995.

Nine Months Ended December 31, 1995 versus Nine Months Ended December 31, 1994 (unaudited)

Total revenues for the nine months of 1995 increased $8.9 million (5.2%) to $178.2 million compared to $169.3 million in 1994 due to a $9.1 million (7.1%) increase in rentals and fees revenue, offset by a decline in sales. Of this increase in rental revenues, $11.7 million was attributable to the Aaron's Rental Purchase Division. Rental revenues from the Company's rent-to-rent operations declined $2.6 million (-3.5%) during the same period, reflecting a slightly slower than normal winter season, an overall maturity in this segment of the rental industry and the Company's increased emphasis on the Aaron's Rental Purchase Division.

Revenues from sales decreased $657,000 (-1.6%) to $39.2 million in the nine months of 1995, from $39.9 million for the same period last year. This decrease was due to the closure of two rent-to-rent clearance centers and a realignment of MacTavish Furniture Industries away from sales to furniture distributors to the supply of furniture internally for both the rent-to-rent and rental purchase divisions. This new emphasis resulted in reduced sales of new merchandise for the rent-to-rent division by $3.4 million; however, for the same period, new sales for the rental purchase division increased $1.5 million (268.9%), and rental return sales at all store outlets increased $1.3 million (5.8%) to $24.2 million.

Other revenues increased $437,000 (29.7%) to $1.9 million compared to $1.5 million last year. This increase was entirely due to an increase of $552,000 in franchise fee and royalty income due to the opening of 10 new franchise stores as well as older franchise stores gaining in revenues. This income in the nine months of 1995 was $1.17 million compared with $618,000 for the same period last year.

Cost of sales decreased $422,000 (-1.5%) to $28.4 million compared to $28.8 million, and as a percentage of sales, increased slightly to 72.3% from 72.2% primarily due to increases in vendor prices.

Operating expenses increased $4.6 million (5.3%) to $90 million from $85.5 million. As a percentage of total revenues, operating expenses were essentially unchanged at 50.5% for both periods.

Depreciation of rental merchandise increased $1.7 million (4.3%) to $41.6 million and, as a percentage of total rentals and fees, decreased slightly to 30.4% from 31.2%. This decrease is primarily due to a change in the rental merchandise mix during the year.

Interest expense increased $138,000 (6.3%) to $2.3 million compared to $2.2 million. As a percentage of total revenues, interest is unchanged at 1.3% due to stability in interest rates during the nine months of 1995.

Income tax expense increased $1 million (20.1%) to $6 million compared to $5 million, and the Company's effective tax rate was 37.9% in 1995 versus 38.6% for the same period in 1994.

As a result, net earnings increased $1.9 million (23.7%) to $9.9 million for the nine months of 1995 compared to $8 million for the same period in 1994. As a percentage of total revenues, net earnings increased to 5.5% in the nine months of 1995, as compared to 4.7% for the same period in 1994.

Liquidity and Capital Resources

Cash flow from operations for the year ended December 31, 1996 and for the nine months ended December 31, 1995 was $89.5 million and $55.1 million, respectively. Such cash flows include profits on the sale of rental return merchandise. The Company's primary capital requirements consist of acquiring rental merchandise for Aaron's Rental Purchase stores and replacing merchandise no longer suitable for rent at all Aaron Rents locations. As the Company continues to grow, the need for additional rental merchandise will continue to be the Company's major capital requirement. These capital requirements historically have been financed through bank credit, cash flow from operations, trade credit and proceeds from the sale of rental return merchandise.

The Company has financed its growth through a revolving credit agreement with several banks, trade credit and internally generated funds. The revolving credit agreement provides for unsecured borrowings up to $75.0 million which includes a $6.0 million credit line to fund daily working capital requirements. At December 31, 1996, an aggregate of $55.1 million was outstanding under this facility, bearing interest at an average fixed rate of 6.13%. The Company uses interest rate swap agreements as part of its overall long-term financing program. At December 31, 1996, the Company had swap agreements with notional principal amounts of $40 million which effectively fixed the interest rates on an equal amount of the Company's revolving credit agreement at 6.53%.

The Company believes that the expected cash flows from operations, proceeds from the sale of rental return merchandise, bank borrowings and vendor credit will be sufficient to fund the Company's capital and liquidity needs for at least the next 24 months.

The Company has paid dividends for ten consecutive years. A $.02 per share dividend on Common Stock and on Class A Common Stock were paid in January, 1996 and July 1996, for a total fiscal year cash outlay of $765,000. The Company currently expects to continue its policy of paying dividends.

                          CONSOLIDATED BALANCE SHEETS


                                                 December 31,           December 31,
(In Thousands, Except Share Data)                    1996                   1995
------------------------------------------------------------------------------------
Assets
  Cash                                               $     84               $     98
  Accounts Receivable                                  10,491                  8,136
  Rental Merchandise                                  210,516                176,751
  Less: Accumulated Depreciation                      (60,532)               (54,440)
                                                 -----------------------------------
                                                      149,984                122,311
  Property, Plant & Equipment, Net                     33,267                 23,492
  Prepaid Expenses & Other Assets                       4,277                  4,608
                                                 -----------------------------------
  Total Assets                                       $198,103               $158,645
------------------------------------------------------------------------------------
Liabilities & Shareholders' Equity
  Accounts Payable & Accrued Expenses                $ 24,999               $ 19,304
  Dividends Payable                                       382                    365
  Deferred Income Taxes Payable                         2,882                  3,781
  Customer Deposits & Advance Payments                  7,140                  6,622
  Bank Debt                                            55,125                 37,260
  Other Debt                                              240                    219
                                                 -----------------------------------
      Total Liabilities                                90,768                 67,551
  Commitments & Contingencies
  Shareholders' Equity
     Common Stock, Par Value $.50
      Per Share;
     Authorized: 25,000,000 Shares;
     Shares Issued: 16,170,987 at
      December 31, 1996
     and 6,636,761 at December 31, 1995                 8,085                  3,318
     Common Stock, Class A, Par Value $.50
      Per Share;
     Authorized: 25,000,000 Shares;
     Shares Issued: 5,361,761                           2,681                  2,681
  Additional Paid-In Capital                           15,445                 15,370
  Retained Earnings                                    96,226                 86,365
                                                 -----------------------------------
                                                      122,437                107,734

  Less: Treasury Shares at Cost,
     Common Stock, 415,941 Shares
     at December 31, 1996 and 932,441 Shares
     at December 31, 1995                              (2,315)                (5,189)

     Class A Common Stock, 1,418,855 Shares
     at December 31, 1996 and 1,427,588 Shares
     at December 31, 1995                             (12,787)               (11,451)
                                                 -----------------------------------
        Total Shareholders' Equity                    107,335                 91,094
                                                 -----------------------------------
  Total Liabilities & Shareholders' Equity           $198,103               $158,645
------------------------------------------------------------------------------------

The accompanying notes are an integral part of the Consolidated Financial
 Statements.

                      Consolidated Statements of earnings

                                                                            Nine
                                                    Year Ended          Months Ended      Year Ended
(In Thousands,                                      December 31,          December 31,     March 31,
Except Per Share)                                      1996                  1995            1995
-----------------------------------------------------------------------------------------------------
Revenues
  Rentals and Fees                                  $ 208,463              $ 137,098       $173,208
  Retail Sales                                         52,757                 35,537         47,781
  Non-Retail Sales                                      8,770                  3,681          5,874
  Other                                                 4,255                  1,908          2,029
                                                    -------------------------------------------------
                                                      274,245                178,224        228,892
-----------------------------------------------------------------------------------------------------
Costs & Expenses
  Retail Cost of Sales                                 37,848                 24,983         33,680
  Non-Retail Cost of Sales                              8,320                  3,367          5,016
  Operating Expenses                                  135,012                 90,027        115,028
  Depreciation of Rental Merchandise                   64,437                 41,612         53,708
  Interest                                              3,449                  2,323          3,033
                                                    -------------------------------------------------
                                                      249,066                162,312        210,465
                                                    -------------------------------------------------
  Earnings Before Income Taxes                         25,179                 15,912         18,427
  Income Taxes                                          9,786                  6,032          7,102
                                                    -------------------------------------------------
  Net Earnings                                      $  15,393              $   9,880       $ 11,325
                                                    -------------------------------------------------
  Earnings Per Share                                $     .77              $     .49       $    .58
-----------------------------------------------------------------------------------------------------

                          Consolidated Statements of
                             Shareholders' Equity

                                                                                                Additional
                                        Treasury Stock                     Common Stock          Paid-In    Retained
(In Thousands)                     Shares              Amount          Common        Class A     Capital    Earnings
--------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1994             (2,286)             $ (13,228)      $  2,681      $   2,681    $ 1,101     $66,595
  Issued Shares                                                              637                    13,503
  Reacquired Shares                   (138)                (1,836)
  Dividends                                                                                                       (709)
  Reissued Shares                      245                  1,486                                      710           5
  Net Earnings                                                                                                  11,325
----------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1995             (2,179)               (13,578)         3,318          2,681     15,314      77,216
  Reacquired Shares                   (194)                (3,134)
  Dividends                                                                                                       (732)
  Reissued Shares                       13                     72                                       56           1
  Net Earnings                                                                                                   9,880
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995          (2,360)               (16,640)         3,318          2,681     15,370      86,365
  Stock Dividend                                                           4,767                                (4,767)
  Reacquired Shares                   (164)                (2,889)
  Dividends                                                                                                       (765)
  Reissued Shares                      689                  4,427                                       75
  Net Earnings                                                                                                  15,393
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996          (1,835)             $ (15,102)      $  8,085      $   2,681    $15,445     $96,226
----------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the Consolidated Financial Statements.

                            Consolidated Statements
                                 of Cash Flows

                                                                              Nine
                                                     Year Ended          Months Ended    Year Ended
                                                     December 31,         December 31,     March 31,
(In Thousands)                                         1996                   1995           1995
----------------------------------------------------------------------------------------------------
Operating Activities
  Net Earnings                                      $  15,393              $   9,880       $ 11,325
  Depreciation                                         70,693                 45,798         58,765
  Deferred Income Taxes                                  (899)                  (345)        (1,090)
  Change in Accounts Payable & Accrued Expenses         5,695                    242         (1,834)
  Change in Accounts Receivable                        (2,339)                   255           (386)
  Other Changes, Net                                      982                   (711)         1,966
                                                    -----------------------------------------------
  Cash Provided by Operating Activities                89,525                 55,119         68,746
----------------------------------------------------------------------------------------------------
Investing Activities
  Additions to Property, Plant & Equipment            (17,534)                (5,476)       (11,820)
  Book Value of Property Retired or Sold                1,823                  1,979          1,401
  Additions to Rental Merchandise                    (137,023)               (72,926)      (101,755)
  Book Value of Rental Merchandise Sold                48,352                 30,892         40,667
  Contracts & Other Assets Acquired                    (3,891)                  (533)          (328)
                                                    -----------------------------------------------
  Cash Used by Investing Activities                  (108,273)               (46,064)       (71,835)
----------------------------------------------------------------------------------------------------
Financing Activities
  Proceeds from Revolving Credit Agreement             85,299                 51,933        229,448
  Repayments on Revolving Credit Agreement            (67,434)               (56,845)      (238,727)
  Increase (Decrease) in Other Debt                        21                   (768)          (685)
  Proceeds from Common Stock Offering                                                        14,140
  Dividends Paid                                         (765)                  (367)          (709)
  Acquisition of Treasury Stock                        (2,889)                (3,134)        (1,836)
  Issuance of Stock Under Stock Option Plan             4,502                    129          1,467
                                                    -----------------------------------------------
  Cash Provided (Used) by Financing Activities         18,734                 (9,052)         3,098
  (Decrease) Increase in Cash                             (14)                     3              9
  Cash at Beginning of Year                                98                     95             86
                                                    -----------------------------------------------
  Cash at End of Year                               $      84              $      98      $      95
                                                    -----------------------------------------------
  Cash Paid During the Year:
     Interest                                       $   3,384              $   2,642       $  3,005
     Income Taxes                                       7,531                  7,677          8,705
----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the Consolidated Financial
 Statements.

                             Notes to Consolidated
                             Financial Statements

At December 31, 1996 and 1995, and for the Year Ended December 31, 1996, the Nine Month Period Ended December 31, 1995, and the Year Ended March 31, 1995.


Note A: Summary of Significant Accounting Policies


Principles of Consolidation -- The consolidated financial statements include the accounts of Aaron Rents, Inc., and its wholly-owned subsidiaries, Aaron Enterprises, Inc. and Aaron Investment Company (the Company). All significant intercompany accounts and transactions have been eliminated. The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Line of Business -- The Company is engaged in the business of renting and selling residential and office furniture and other merchandise throughout the U.S. The Company manufactures furniture principally for its rental and sales operations.

Rental Merchandise consists primarily of residential and office furniture and other merchandise and is recorded at cost. Prior to January 1, 1996, depreciation was provided using the straight-line method over the estimated useful life of the merchandise, principally from 1 to 5 years, after allowing for a salvage value of 5% to 60%. Effective January 1, 1996, the Company prospectively changed its depreciation method on merchandise in the rental purchase division acquired after December 31, 1995 from generally 14 months straight-line with a 5% salvage value to a method that depreciates the merchandise over the agreement period, generally 12 months, when on rent and 36 months when not on rent to a 0% salvage value. This new method is similar to a method referred to as the income forecasting method in the rental purchase industry. The Company adopted the new method because management believes that it provides a more systematic and rational allocation of the cost of rental purchase merchandise over its useful life. The effect for the year ended December 31, 1996 of the change in the depreciation method on merchandise purchased after December 31, 1995 was to decrease net income by approximately $850,000 ($.04 per share). In addition, based on an analysis of the average composite life of the division's rental purchase merchandise on rent or on hand at December 31, 1995, the Company extended the depreciable lives of that merchandise from generally 14 months to 18 months, and made other refinements to depreciation rates on rental and rental purchase merchandise. The effect of such change in depreciable lives and other refinements was to increase net income for the year ended December 31, 1996 by approximately $709,000 ($.04 per share). The Company recognizes rental revenues over the rental period and recognizes all costs of servicing and maintaining merchandise on rent as incurred.

Property, Plant and Equipment are recorded at cost. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the respective assets, which are from 8 to 27 years for buildings and improvements and from 2 to 5 years for other depreciable property and equipment. Gains and losses related to dispositions and retirements are included in income. Maintenance and repairs are charged to income as incurred; renewals and betterments are capitalized. The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), in the first quarter of 1996. The effect of the adoption was not material.

Deferred Income Taxes are provided for temporary differences between the amounts of assets and liabilities for financial and tax reporting purposes. Such temporary differences arise principally from the use of accelerated depreciation methods on rental merchandise for tax purposes.

Cost of Sales includes the depreciated cost of rental-return residential and office merchandise sold and the cost of new residential and office merchandise sold. It is not practicable to allocate operating expenses between selling and rental operations.

Advertising -- The Company expenses advertising costs as incurred. Such costs aggregated $10,422,000 for the fiscal year ended December 31, 1996, $6,258,000 for the nine months ended December 31, 1995, and $7,257,000 in fiscal year 1995, respectively.

Stock Based Compensation -- The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25) and related Interpretations in accounting for its employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (FAS 123). The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant and, accordingly, recognizes no compensation expense for the stock option grants.

Reclassifications -- Certain classifications have been made to the 1995 financial statements to conform to the 1996 presentation.

Note B: Change in Fiscal Year End

During 1995, the Company changed its fiscal year end from March 31 to December 31, which resulted in a nine month fiscal period ended December 31, 1995. The decision to change the fiscal year end was made for more convenience in both internal and external reporting.

Results of operations (condensed) for the nine-month periods ended December 31, 1995 and December 31, 1994 are shown below:

                                       Nine Months Ended
                                          December 31,
(In Thousands, Except                   1995       1994
Per Share Amounts)                              (unaudited)
-----------------------------------------------------------
Revenues                              $178,224    $169,341
Cost of Sales                           28,350      28,772
Operating And Other Expenses            92,350      87,649
Depreciation of Rental Merchandise      41,612      39,912
                                      --------------------
Earnings Before Income Taxes            15,912      13,008
Income Taxes                             6,032       5,021
                                      --------------------
Net Earnings                          $  9,880    $  7,987
                                      --------------------
Earnings Per Share                        $.49        $.40
                                      --------------------
Weighted Average
  Shares Outstanding                    20,037      19,768
-----------------------------------------------------------

Note C: Earnings Per Share

Earnings per share are computed by dividing net earnings by the weighted average number of common shares and common equivalent shares (for stock options using the treasury stock method) outstanding during the period, which was 19,983,692 shares for the year ended December 31, 1996; 20,037,456 shares for the nine months ended December 31, 1995; and 19,628,548 shares for the year ended March 31, 1995.

Note D: Property, Plant & Equipment

                                  December 31,         December 31,
(In Thousands)                       1996                 1995
-------------------------------------------------------------------
Land                              $  3,662              $  1,872
Buildings & Improvements            15,787                 9,692
Leasehold Improvements & Signs      16,068                13,834
Fixtures & Equipment                15,738                16,065
Construction in Progress             2,726                   528
                                  ---------------------------------
                                    53,981                41,991

Less: Accumulated Depreciation
  & Amortization                   (20,714)              (18,499)
                                  ---------------------------------
                                  $ 33,267              $ 23,492
-------------------------------------------------------------------

Note E: Debt

Bank Debt -- The Company has a revolving credit agreement with four banks providing for unsecured borrowings up to $75,000,000, which includes a $6,000,000 credit line to fund daily working capital requirements. Amounts borrowed bear interest at the lower of the lender's prime rate, or LIBOR plus
 .5%, or the rate at which certificates of deposit are offered in the secondary market plus .625%. The pricing under the working capital line is based upon overnight bank borrowing rates. At December 31, 1996 and 1995, an aggregate of $55,125,000 and $37,260,000, respectively, was outstanding under this agreement. The Company pays a .22% commitment fee on unused balances. The weighted average interest rate on borrowings under the revolving credit agreement (before giving effect to interest rate swaps) was 6.17% in 1996, 6.99% for the nine months ended December 31, 1995 and 6.13% in fiscal 1995. The effects of interest rate swaps on the weighted average interest rate was not material.

The Company has entered into interest rate swap agreements that effectively fix the interest rate on $20,000,000 of borrowings under the revolving credit agreement at an average rate of 6.71% until November 2000 and an additional $20,000,000 at an average rate of 6.35% until June 2005. These swap agreements involve the receipt of amounts when the floating rates exceed the fixed rates and the payment of amounts when the fixed rates exceed the floating rates in such agreements over the life of the agreements. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to the floating rate interest expense related to the debt. The related amount payable to or receivable from counterparties is included in accrued liabilities or other assets. The fair values of the swap agreements, which are not recognized in the financial statements, are estimated not to be significant at December 31, 1996. The fair value of the Company's bank debt approximates its carrying value.

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

Other Debt -- Other debt of $240,000 at December 31, 1996 and $219,000 at December 31, 1995 represents an insurance premium financing agreement bearing interest at 6.95%. Other debt matures in 1997.

Note F: Income Taxes

                                                       Nine
                                     Year Ended    Months Ended    Year Ended
                                     December 31,   December 31,    March 31,
(In Thousands)                          1996            1995          1995
------------------------------------------------------------------------------
Current Income Tax Expense:
Federal                                $ 9,503         $5,577       $ 7,258
State                                    1,182            800           934
                                     -----------------------------------------
                                        10,685          6,377         8,192

Deferred Income Tax (Benefit):
Federal                                   (889)          (302)         (930)
State                                      (10)           (43)         (160)
                                     -----------------------------------------
                                          (899)          (345)       (1,090)
                                     -----------------------------------------
                                       $ 9,786         $6,032       $ 7,102
------------------------------------------------------------------------------

Significant components of the Company's deferred income tax liabilities and assets are as follows:

                                      December 31,   December 31,
(In Thousands)                            1996          1995
-----------------------------------------------------------------
Deferred Tax Liabilities:
  Rental Merchandise and
    Property, Plant & Equipment          $5,486        $6,858
  Other, Net                              1,141           134
                                      ---------------------------
Total Deferred Tax Liabilities            6,627         6,992
Deferred Tax Assets:
  Accrued Liabilities                       892           847
  Advance Payments                        2,150         1,702
  Other, Net                                703           662
                                      ---------------------------
Total Deferred Tax Assets                 3,745         3,211
                                      ---------------------------
Net Deferred Tax Liabilities             $2,882        $3,781
-----------------------------------------------------------------

The Company's effective tax rate differs from the federal income tax statutory rate as follows:

                                              Nine
                            Year Ended    Months Ended   Year Ended
                           December 31,   December 31,    March 31,
                               1996           1995          1995
--------------------------------------------------------------------
Statutory Rate                 35.0%          35.0%        35.0%

Increases in Taxes
  Resulting From
  State Income Taxes,
  net of Federal Income
  Tax Benefit                   3.0            3.2          2.7
Other, Net                       .9            (.3)          .8
                           -----------------------------------------

Effective Tax Rate             38.9%          37.9%        38.5%
--------------------------------------------------------------------

Note G: Commitments

The Company leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2005. Most of the leases contain renewal options for additional periods ranging from 2 to 10 years or provide for options to purchase the related property at predetermined purchase prices which do not represent bargain purchase options. The Company also leases transportation equipment under operating leases expiring during the next 3 years. Management expects that most leases will be renewed or replaced by other leases in the normal course of business.

Future minimum rental payments, including guaranteed residual values, required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 1996, are as follows: $17,207,000 in 1997; $14,688,000 in 1998; $10,728,000 in 1999; $6,689,000 in 2000; $7,479,000 in
2001; and $3,284,000 thereafter.

Rental expense was $17,886,000 for the year ended December 31, 1996, $11,513,000 for the nine months ended December 31, 1995 and $15,467,000 for the year ended March 31, 1995, respectively.

The Company leases five buildings from certain officers of the Company under leases expiring through 2005 for annual rentals aggregating $680,000.

The Company maintains a 401(k) savings plan for all full-time employees with at least one year of service with the Company and who meet certain eligibility requirements. The plan allows employees to contribute up to 6% of their annual compensation with 50% matching by the Company on the first 4% of compensation. The Company's expense related to the plan was $308,000 in 1996, $162,000 for the nine months ended December 31, 1995 and $259,000 in fiscal year 1995, respectively.

Note H: Shareholders' Equity

During 1996, the Company declared a 100% stock dividend on its Common Stock and Class A Common Stock. Each stockholder received one share of Common Stock for each share of Common Stock and Class A Common Stock held. All share and per share amounts have been restated to reflect the 100% stock dividend. Common stock is non-voting.

On May 2, 1994, the Company issued, through a public offering, 1,275,000 shares of Common Stock. The net proceeds to the Company after deducting underwriting discounts and offering expenses were $14,100,000. The net proceeds were used to reduce bank debt.

At December 31, 1996, the Company held a total of 1,834,796 common shares in its treasury, and is authorized by the Board of Directors to acquire up to an additional 3,090 shares. On February 11, 1997, the Board of Directors approved the purchase of an additional 1,000,000 shares.

The Company has 1,000,000 shares of preferred stock authorized. The shares are issuable in series with terms for each series fixed by the Board and such issuance is subject to approval by the Board of Directors. No preferred shares have been issued.

Note I: Stock Options

The Company has stock option plans under which options to purchase shares of the Company's Common Stock are granted to certain key employees.

Under the Company's 1990 Stock Option Plan, options granted become exercisable after a period of two years and unexercised options lapse five years after the date of grant. Under the Company's 1996 Stock Option Plan, options currently granted become exercisable after a period of three years and unexercised options lapse ten years after the date of the grant. Options under both plans are subject to forfeiture upon termination of service. Under the plans, 2,047,000 shares of the Company shares are reserved for issuance at December 31, 1996.

Pro forma information regarding net earnings and earnings per share is required by FAS 123, and has been determined as if the Company has accounted for its employee stock options granted in 1996 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1996: risk-free interest rate of 6.72%; a dividend yield of .4%; volatility factor of the expected market price of the Company's common stock of .335; and a weighted-average expected life of the option of 8 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                                   Year Ended
                                               December 31, 1996
----------------------------------------------------------------
Pro forma net earnings                             $14,825
Pro forma earnings per share
  Primary                                              .74
  Fully diluted                                        .74
----------------------------------------------------------------

Because these pro forma disclosures only reflect grants of stock options in 1996, such pro forma amounts are not indicative of the pro forma effects on net earnings in future years from grants of stock options.

The table below summarizes option activity for the periods indicated in the Company's stock option plans:

                                                     Year Ended                  Nine Months Ended                Year Ended
                                                 December 31, 1996               December 31, 1995               March 31, 1995
                                             -------------------------      ---------------------------     ------------------------
                                             Common        Weighted         Common          Weighted        Common        Weighted
(In Thousands, Except Price Per Share)       Shares      Average Price      Shares        Average Price     Shares     Average Price
------------------------------------------------------------------------------------------------------------------------------------
Options outstanding - beginning of year       1,248         $4.54            1,294           $4.54           1,279        $3.08
Options granted                                 780          9.88                                              504         6.75
Options exercised                              (701)         3.00              (24)           3.00            (489)        3.00
Options cancelled                                (8)         9.88              (22)           6.68
------------------------------------------------------------------------------------------------------------------------------------
Options outstanding - end of year             1,319         $8.48            1,248           $4.54           1,294        $4.54
------------------------------------------------------------------------------------------------------------------------------------
Options exercisable - end of year               207         $5.79              766           $3.14             760        $3.06
------------------------------------------------------------------------------------------------------------------------------------

Exercise prices for options outstanding as of December 31, 1996 ranged from $3.00 to $9.88. The weighted average remaining contractual life of those options is 6.6 years.

Note J: Quarterly Financial Information (Unaudited)

(In Thousands                                 First    Second    Third   Fourth
Except Per Share)                            Quarter   Quarter  Quarter  Quarter
--------------------------------------------------------------------------------
Year ended December 31, 1996
Revenues                                      $64,693  $67,610  $71,224  $70,718
Gross Profit                                   38,873   39,980   41,273   39,259
Earnings Before Taxes                           6,791    6,375    6,198    5,815
Net Earnings                                    4,159    3,914    3,787    3,533
Earnings Per Share                            $   .21  $   .20  $   .19  $   .18
--------------------------------------------------------------------------------
Twelve Months ended December 31, 1995
Revenues                                      $59,551  $59,135  $59,012  $60,077
Gross Profit                                   35,273   35,534   35,127   35,694
Earnings Before Taxes                           5,419    5,347    5,152    5,413
Net Earnings                                    3,338    3,315    3,205    3,360
Earnings Per Share                            $   .17  $   .17  $   .16  $   .17
--------------------------------------------------------------------------------

Note K: Franchising of Aaron's Rental Purchase Stores

The Company franchises Aaron's Rental Purchase stores. As of December 31, 1996 and December 31, 1995, 151 and 106 franchises had been awarded, respectively. Franchisees pay a non-refundable initial franchise fee of $35,000 and an ongoing royalty of 5% of cash receipts. The Company recognizes this income as earned and includes it in Other Revenues in the Consolidated Statements of Earnings. The Company has guaranteed certain lease and debt obligations of some of the franchisees amounting to $304,000 and $4,513,000, respectively, at December 31, 1996. The Company has recourse rights to the leased property and to the assets securing the debt obligations. As a result, the Company does not expect to incur any significant losses under these guarantees.

Common Stock Market Prices
& Dividends

The Company's Common Stock and Class A Common Stock are traded on The NASDAQ Stock Market under the symbols "ARON" and "ARONA," respectively. The approximate number of shareholders of record of the Company's Common Stock and Class A Common Stock at March 17, 1997, was 2,000. The following table shows, for the periods indicated, the range of high and low closing bid prices per share for the Common Stock and Class A Common Stock as reported by NASDAQ, and the cash dividends declared per share.

The average closing bid quotation for Common Stock and Class A Common Stock on March 17, 1997, was $11.625 and $11.00 respectively. The Company currently expects to continue its policy of paying dividends.


                                           Cash
                                         Dividends
Common Stock          High       Low     Per Share
---------------------------------------------------
December 31, 1996
  First Quarter      $10.125    $  9.00      $
  Second Quarter       15.00      9.875        .02
  Third Quarter       13.625      11.00
  Fourth Quarter      14.625     11.125        .02
---------------------------------------------------
December 31, 1995
  First Quarter      $ 7.875    $ 6.875      $.025
  Second Quarter        9.50      7.688
  Third Quarter         9.25      8.625       .025


                                           Cash
Class A                                  Dividends
Common Stock         High     Low        Per Share
---------------------------------------------------
December 31, 1996
  First Quarter      $10.875    $ 8.875      $
  Second Quarter      15.125     10.875        .02
  Third Quarter        15.75      11.50
  Fourth Quarter       15.00      12.75        .02
---------------------------------------------------
December 31, 1995
  First Quarter      $  7.75    $  7.00      $ .01
  Second Quarter        9.50       7.75
  Third Quarter         9.25      8.688        .01


Report of Independent Auditors

To the Board of Directors and Shareholders of Aaron Rents, Inc.:

We have audited the accompanying consolidated balance sheets of Aaron Rents, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for the year ended December 31, 1996, the nine months ended December 31, 1995 and the year ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aaron Rents, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the year ended December 31, 1996, the nine months ended December 31, 1995 and the year ended March 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note A to the Consolidated Financial Statements, in 1996 the Company changed its method of accounting for depreciation of rental purchase merchandise.

Atlanta, Georgia
March 14, 1997