Form 10-K, Exhibit 13
period 1997-12-31
AARON RENTS INC
filed 1998-03-31
CIK 706688

                                   EXHIBIT 13

                         SELECTED FINANCIAL INFORMATION

                                                              TWELVE
                                                              MONTHS      NINE MONTHS    NINE MONTHS      YEAR        YEAR
                              YEAR ENDED     YEAR ENDED       ENDED          ENDED          ENDED         ENDED       ENDED
                             DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   MARCH 31,   MARCH 31,
                                 1997           1996           1995           1995           1994         1995        1994
                             ------------   ------------   ------------   ------------   ------------   ---------   ---------
                                                           (UNAUDITED)                   (UNAUDITED)
                                                      (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE)
OPERATING RESULTS
  Systemwide Revenues(1)...    $364,306       $306,200       $256,500       $192,953       $177,773     $241,286    $189,781
  Revenues:
    Rentals & Fees.........     231,207        208,463        182,311        137,098        127,995      173,208     130,962
    Sales..................      73,223         61,527         52,999         39,218         39,875       53,655      53,139
    Other..................       6,321          4,255          2,465          1,908          1,471        2,029       1,083
                               --------       --------       --------       --------       --------     --------    --------
                                310,751        274,245        237,775        178,224        169,341      228,892     185,184
                               --------       --------       --------       --------       --------     --------    --------
  Costs & Expenses:
    Cost of Sales..........      55,914         46,168         38,274         28,350         28,772       38,696      38,879
    Operating Expenses.....     149,728        135,012        119,590         90,027         85,464      115,028      91,927
    Depreciation of Rental
      Merchandise..........      71,151         64,437         55,408         41,612         39,912       53,708      37,310
    Interest...............       3,721          3,449          3,172          2,323          2,185        3,033       2,063
                               --------       --------       --------       --------       --------     --------    --------
                                280,514        249,066        216,444        162,312        156,333      210,465     170,179
                               --------       --------       --------       --------       --------     --------    --------
  Earnings Before Income
    Taxes..................      30,237         25,179         21,331         15,912         13,008       18,427      15,005
  Income Taxes.............      11,841          9,786          8,113          6,032          5,021        7,102       6,209
                               --------       --------       --------       --------       --------     --------    --------
      Net Earnings.........    $ 18,396       $ 15,393       $ 13,218       $  9,880       $  7,987     $ 11,325    $  8,796
                               --------       --------       --------       --------       --------     --------    --------
  Earnings Per Share.......    $    .96       $    .81       $    .68       $    .51       $    .42     $    .59    $    .52
  Earnings Per Share
    Assuming Dilution......         .94            .77            .66            .49            .40          .58         .51
                               --------       --------       --------       --------       --------     --------    --------
  Dividends Per Share:
    Common.................    $    .04       $    .04       $    .05       $    .05       $    .05     $   .045    $    .04
    Class A................         .04            .04            .02            .02            .02         .025         .03
                               ========       ========       ========       ========       ========     ========    ========
FINANCIAL POSITION
  Rental Merchandise,
    Net....................    $176,968       $149,984       $122,311       $122,311       $119,781     $121,356    $113,599
  Property, Plant &
    Equipment, Net.........      39,757         33,267         23,492         23,492         23,532       24,181      18,819
  Total Assets.............     239,382        198,103        158,645        158,645        155,914      157,527     144,917
  Interest-Bearing Debt....      76,486         55,365         37,479         37,479         46,894       43,159      53,123
  Shareholders' Equity.....     116,455        107,335         91,094         91,094         81,418       84,951      59,830
                               ========       ========       ========       ========       ========     ========    ========
AT YEAR END
  Stores Open:
    Company-Operated.......         292            240            212            212            203          203         200
    Franchised.............         101             61             36             36             24           26          15
  Rental Agreements in
    Effect.................     219,800        179,600        158,900        158,900        152,100      156,600     126,700
  Number of Employees......       3,100          2,550          2,160          2,160          2,150        2,200       2,100
                               ========       ========       ========       ========       ========     ========    ========

---------------

(1) Systemwide revenues include rental revenues of franchised Aaron's Rental Purchase stores.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CHANGE IN FISCAL YEAR END

     During 1995, the Company changed its fiscal year end from March 31 to December 31, which resulted in a nine month fiscal year ended December 31, 1995. The decision to change the fiscal year end was made for more convenience in both internal and external communications. To aid comparative analysis, the Company has elected to present the results of operations for the twelve months ended December 31, 1995 (unaudited), along with the years ended December 31, 1996 and December 31, 1997.

  Year Ended December 31, 1997 versus Year Ended December 31, 1996

     Total revenues for 1997 increased $36.5 million (13.3%) to $310.8 million compared to $274.2 million in 1996 due primarily to a $22.7 million (10.9%) increase in rentals and fees revenues, plus an $11.7 million (19.0%) increase in sales. Of this increase in rentals and fees revenues, $19.2 million (84.4%) was attributable to the Aaron's Rental Purchase Division. Rentals and fees revenues from the Company's rent-to-rent operations increased $3.5 million (3.3%) during the same period.

     Revenues from retail sales increased $5.8 million (11.1%) to $58.6 million in 1997, from $52.8 million for the same period last year. This increase was primarily due to increased sales of both new and rental return furniture in the rent-to-rent division. Non-retail sales, which primarily represent merchandise sold to Aaron's Rental Purchase franchisees, increased $5.9 million (66.7%) to $14.6 million compared to $8.8 million for the same period last year. The increased sales are due to the growth of the franchise operations.

     Other revenues for 1997 increased $2.1 million (48.6%) to $6.3 million compared to $4.3 million in 1996. This increase was attributable to franchise fee and royalty income increasing $2.1 million (70.8%) to $5.0 million compared to $2.9 million last year, reflecting the addition of 40 new franchise stores in 1997 and improved operating revenues at mature franchise stores.

     Cost of sales from retail sales increased $4.4 million (11.7%) to $42.3 million compared to $37.8 million, and as a percentage of sales, increased slightly to 72.1% from 71.7% primarily due to product mix. Cost of sales from non-retail sales increased $5.3 million (64.1%) to $13.7 million from $8.3 million, and as a percentage of sales, decreased to 93.4% from 94.9%. The decrease in 1997 in cost of sales as a percentage of sales is due to slightly higher margins on sales through the Company's distribution centers.

     Operating expenses increased $14.7 million (10.9%) to $149.7 million from $135.0 million. As a percentage of total revenues, operating expenses were 48.2% in 1997 and 49.2% in 1996. Operating expenses declined as a percentage of total revenues between years due to the spreading of expenses over higher revenues.

     Depreciation of rental merchandise increased $6.7 million (10.4%) to $71.2 million from $64.4 million, and as a percentage of total rentals and fees, decreased to 30.8% from 30.9%.

     Interest expense increased $272,000 (7.9%) to $3.7 million compared to $3.4 million. As a percentage of total revenues, interest expense was 1.2% in 1997 compared to 1.3% in 1996. The slight decrease in interest expense as a percentage of revenues was due to the effect of lower debt levels as a percentage of revenues throughout the year being offset by slightly higher interest rates.

     Income tax expense increased $2.1 million (21.0%) to $11.8 million compared to $9.8 million. The Company's effective tax rate was 39.2% in 1997 compared to 38.9% in 1996, primarily due to higher state income taxes.

     As a result, net earnings increased $3.0 million (19.5%) to $18.4 million for 1997 compared to $15.4 million for the same period in 1996. As a percentage of total revenues, net earnings were 5.9% in 1997 and 5.6% in 1996.

  Year Ended December 31, 1996 versus Twelve Months Ended December 31, 1995 (unaudited)

     Total revenues for 1996 increased $36.5 million (15.3%) to $274.2 million compared to $237.8 million in 1995 due primarily to a $26.2 million (14.3%) increase in rentals and fees revenues, plus an $8.5 million (16.1%) increase in sales. Of this increase in rentals and fees revenues, $16.6 million (19.6%) was attributable to the Aaron's Rental Purchase Division. Rentals and fees revenues from the Company's rent-to-rent operations increased $9.5 million (9.8%) during the same period.

     Revenues from retail sales increased $5.6 million (11.8%) to $52.8 million in 1996, from $47.2 million for the same period last year. This increase was due to increased sales of both new and rental return furniture in the rent-to-rent division. Non-retail sales, which represent wholesale sales to primarily Aaron's Rental Purchase franchisees, increased $3.0 million (51.0%) to $8.8 million compared to $5.8 million for the same period last year. The increased sales are due to the growth of the franchise operations.

     Other revenues increased $1.5 million (105.4%) to $2.9 million compared to $1.4 million last year. This increase was due to adding 25 new franchise stores in 1996 as well as older franchise stores gaining in revenues.

     Cost of sales from retail sales increased $4.8 million (14.5%) to $37.8 million compared to $33.1 million, and as a percentage of sales, increased slightly to 71.7% from 70.1% primarily due to product mix. Cost of sales from non-retail sales increased $3.1 million (59.5%) to $8.3 million from $5.2 million, and as a percentage of sales, increased to 94.9% from 89.8%. The increase in cost of sales as a percentage of sales is due to a larger percentage of franchise sales in 1996 which are at lower margins than other miscellaneous wholesale sales.

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

     Income tax expense increased $1.7 million (20.6%) to $9.8 million compared to $8.1 million. The Company's effective tax rate was 38.9% in 1996 versus 38.0% for the same period in 1995.

     As a result, net earnings increased $2.2 million (16.5%) to $15.4 million for 1996 compared to $13.2 million for the same period in 1995. As a percentage of total revenues, net earnings were 5.6% in both 1996 and 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flow from operations for the years ended December 31, 1997 and 1996 was $105.3 million and $89.5 million, respectively. Such cash flows include profits on the sale of rental return merchandise. The Company's primary capital requirements consist of acquiring rental merchandise for both rent-to-rent and Company-operated Aaron's Rental Purchase stores. As the Company continues to grow, the need for additional rental merchandise will continue to be the Company's major capital requirement. These capital requirements historically have been financed through bank credit, cash flow from operations, trade credit and proceeds from the sale of rental return merchandise.

     The Company has financed its growth through a revolving credit agreement with several banks, trade credit and internally generated funds. The revolving credit agreement provides for unsecured borrowings up to $90.0 million which includes a $6.0 million credit line to fund daily working capital requirements. At December 31, 1997, an aggregate of $75.9 million was outstanding under this facility, bearing interest at an average rate of 6.57%. The Company uses interest rate swap agreements as part of its overall long-term financing program. At December 31, 1997, the Company had swap agreements with notional principal amounts of $40 million which effectively fixed the interest rates on an equal amount under the Company's revolving credit agreement at 6.93%.

     The Company believes that the expected cash flows from operations, proceeds from the sale of rental return merchandise, bank borrowings and vendor credit, together with the proceeds of the proposed offering described in Note 13 to the Consolidated Financial Statements, will be sufficient to fund the Company's capital and liquidity needs for at least the next 24 months.

     In February 1997, the Company's Board of Directors authorized the repurchase of up to 1,000,000 shares of the Company's Common Stock and Class A Common Stock. During 1997, 795,000 shares were purchased at an aggregate cost of $8.9 million.

     The Company has paid dividends for eleven consecutive years. A $.02 per share dividend on Common Stock and on Class A Common Stock was paid in January 1997 and July 1997, for a total fiscal year cash outlay of $761,000. The Company currently expects to continue its policy of paying dividends.

YEAR 2000

     The Year 2000 issue arises from the widespread use of computer programs that rely on two-digit date codes to perform computations or decision-making functions. The Company's significant computer programs, including financial, accounting, store operating and point of sale software, have recently been or are in the process of being updated. The upgrading and rewriting of the Company's software is being done to gain further strategic advantages over its competitors and is not the result of any anticipated Year 2000 issues. However, as part of the Company's continuing process to update systems, management has required that vendor purchased and internally developed software be Year 2000 compliant. Therefore, based on recent and continuing strategic enhancement of the Company's software, management does not expect any material impact to the Company's business, operations or financial condition as a result of Year 2000 issues.

                               AARON RENTS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1997           1996
                                                              ------------   ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                      SHARE DATA)
                                         ASSETS
Cash........................................................    $     96       $     84
Accounts Receivable.........................................      11,794         10,491
Rental Merchandise..........................................     246,498        210,516
Less: Accumulated Depreciation..............................     (69,530)       (60,532)
                                                                --------       --------
                                                                 176,968        149,984
Property, Plant & Equipment, Net............................      39,757         33,267
Prepaid Expenses & Other Assets.............................      10,767          4,277
                                                                --------       --------
          Total Assets......................................    $239,382       $198,103
                                                                ========       ========
                           LIABILITIES & SHAREHOLDERS' EQUITY
Accounts Payable & Accrued Expenses.........................    $ 31,071       $ 24,999
Dividends Payable...........................................         379            382
Deferred Income Taxes Payable...............................       6,687          2,882
Customer Deposits & Advance Payments........................       8,304          7,140
Bank Debt...................................................      75,904         55,125
Other Debt..................................................         582            240
                                                                --------       --------
          Total Liabilities.................................     122,927         90,768
Commitments & Contingencies
Shareholders' Equity
  Common Stock, Par Value $.50 Per Share; Authorized:
     25,000,000 Shares; Shares Issued: 16,170,987...........       8,085          8,085
  Common Stock, Class A, Par Value $.50 Per Share;
     Authorized: 25,000,000 Shares; Shares Issued:
     5,361,761..............................................       2,681          2,681
  Additional Paid-In Capital................................      15,484         15,445
  Retained Earnings.........................................     113,864         96,226
                                                                --------       --------
                                                                 140,114        122,437
Less: Treasury Shares at Cost, Common Stock, 1,058,041
  Shares at December 31, 1997 and 415,941 Shares at December
  31, 1996..................................................      (9,523)        (2,315)
  Class A Common Stock, 1,525,255 Shares at December 31,
     1997 and 1,418,855 Shares at December 31, 1996.........     (14,136)       (12,787)
                                                                --------       --------
          Total Shareholders' Equity........................     116,455        107,335
                                                                --------       --------
          Total Liabilities & Shareholders' Equity..........    $239,382       $198,103
                                                                ========       ========

   The accompanying notes are an integral part of the Consolidated Financial
                                  Statements.

                               AARON RENTS, INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                          NINE MONTHS
                                                             YEAR ENDED     YEAR ENDED       ENDED
                                                            DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                1997           1996           1995
                                                            ------------   ------------   ------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE)
REVENUES
Rentals and Fees..........................................    $231,207       $208,463       $137,098
Retail Sales..............................................      58,602         52,757         35,537
Non-Retail Sales..........................................      14,621          8,770          3,681
Other.....................................................       6,321          4,255          1,908
                                                              --------       --------       --------
                                                               310,751        274,245        178,224
COSTS & EXPENSES
Retail Cost of Sales......................................      42,264         37,848         24,983
Non-Retail Cost of Sales..................................      13,650          8,320          3,367
Operating Expenses........................................     149,728        135,012         90,027
Depreciation of Rental Merchandise........................      71,151         64,437         41,612
Interest..................................................       3,721          3,449          2,323
                                                              --------       --------       --------
                                                               280,514        249,066        162,312
                                                              --------       --------       --------
Earnings Before Income Taxes..............................      30,237         25,179         15,912
Income Taxes..............................................      11,841          9,786          6,032
                                                              --------       --------       --------
Net Earnings..............................................    $ 18,396       $ 15,393       $  9,880
                                                              ========       ========       ========
Earnings Per Share........................................    $    .96       $    .81       $    .51
Earnings Per Share Assuming Dilution......................         .94            .77            .49

   The accompanying notes are an integral part of the Consolidated Financial
                                  Statements.

                               AARON RENTS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                           TREASURY STOCK       COMMON STOCK     ADDITIONAL
                                          -----------------   ----------------    PAID-IN     RETAINED
                                          SHARES    AMOUNT    COMMON   CLASS A    CAPITAL     EARNINGS
                                          ------   --------   ------   -------   ----------   --------
                                                                 (IN THOUSANDS)
BALANCE, MARCH 31, 1995.................  (2,179)  $(13,578)  $3,318   $2,681     $15,314     $ 77,216
  Reacquired Shares.....................    (194)    (3,134)
  Dividends.............................                                                          (732)
  Reissued Shares.......................      13         72                            56            1
  Net Earnings..........................                                                         9,880
                                          ------   --------   ------   ------     -------     --------
BALANCE, DECEMBER 31, 1995..............  (2,360)   (16,640)  3,318     2,681      15,370       86,365
  Stock Dividend........................                      4,767                             (4,767)
  Reacquired Shares.....................    (164)    (2,889)
  Dividends.............................                                                          (765)
  Reissued Shares.......................     689      4,427                            75
  Net Earnings..........................                                                        15,393
                                          ------   --------   ------   ------     -------     --------
BALANCE, DECEMBER 31, 1996..............  (1,835)   (15,102)  8,085     2,681      15,445       96,226
  Reacquired Shares.....................    (795)    (8,918)
  Dividends.............................                                                          (758)
  Reissued Shares.......................      47        361                            39
  Net Earnings..........................                                                        18,396
                                          ------   --------   ------   ------     -------     --------
BALANCE, DECEMBER 31, 1997..............  (2,583)  $(23,659)  $8,085   $2,681     $15,484     $113,864
                                          ======   ========   ======   ======     =======     ========

   The accompanying notes are an integral part of the Consolidated Financial
                                  Statements.

                               AARON RENTS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             NINE
                                                            YEAR ENDED     YEAR ENDED    MONTHS ENDED
                                                           DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                               1997           1996           1995
                                                           ------------   ------------   ------------
                                                                         (IN THOUSANDS)
OPERATING ACTIVITIES
Net Earnings.............................................   $  18,396      $  15,393       $  9,880
Depreciation & Amortization..............................      77,487         70,693         45,798
Deferred Income Taxes....................................       3,805           (899)          (345)
Change in Accounts Payable & Accrued Expenses............       5,103          5,695            242
Change in Accounts Receivable............................      (1,083)        (2,339)           255
Other Changes, Net.......................................       1,587            982           (711)
                                                            ---------      ---------       --------
Cash Provided by Operating Activities....................     105,295         89,525         55,119
INVESTING ACTIVITIES
Additions to Property, Plant & Equipment.................     (15,165)       (17,534)        (5,476)
Book Value of Property Retired or Sold...................       6,531          1,823          1,979
Additions to Rental Merchandise..........................    (145,262)      (137,023)       (72,926)
Book Value of Rental Merchandise Sold....................      58,436         48,352         30,892
Contracts & Other Assets Acquired........................     (21,665)        (3,891)          (533)
                                                            ---------      ---------       --------
Cash Used by Investing Activities........................    (117,125)      (108,273)       (46,064)
FINANCING ACTIVITIES
Proceeds from Revolving Credit Agreement.................     118,545         85,299         51,933
Repayments on Revolving Credit Agreement.................     (97,766)       (67,434)       (56,845)
Increase (Decrease) in Other Debt........................         342             21           (768)
Dividends Paid...........................................        (761)          (765)          (367)
Acquisition of Treasury Stock............................      (8,918)        (2,889)        (3,134)
Issuance of Stock Under Stock Option Plan................         400          4,502            129
                                                            ---------      ---------       --------
Cash Provided (Used) by Financing Activities.............      11,842         18,734         (9,052)
Increase (Decrease) in Cash..............................          12            (14)             3
Cash at Beginning of Year................................          84             98             95
                                                            ---------      ---------       --------
Cash at End of Year......................................   $      96      $      84       $     98
                                                            =========      =========       ========
Cash Paid During the Year:
  Interest...............................................   $   3,713      $   3,384       $  2,642
  Income Taxes...........................................       6,989          7,531          7,677

   The accompanying notes are an integral part of the Consolidated Financial
                                  Statements.

                               AARON RENTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     At December 31, 1997 and 1996, and for the Years Ended December 31, 1997 and 1996, and the Nine Months Ended December 31, 1995.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of Aaron Rents, Inc. and its wholly-owned subsidiary, Aaron Investment Company (the "Company"). All significant intercompany accounts and transactions have been eliminated. The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

     LINE OF BUSINESS -- The Company is engaged in the business of renting and selling residential and office furniture and other merchandise throughout the U.S. The Company manufactures furniture principally for its rental and sales operations.

     RENTAL MERCHANDISE consists primarily of residential and office furniture, consumer electronics and other merchandise and is recorded at cost. Prior to January 1, 1996, depreciation was provided using the straight-line method over the estimated useful life of the merchandise, principally from 1 to 5 years, after allowing for a salvage value of 5% to 60%. Effective January 1, 1996, the Company prospectively changed its depreciation method on merchandise in the rental purchase division acquired after December 31, 1995, from generally 14 months straight-line with a 5% salvage value to a method that depreciates the merchandise over the agreement period, generally 12 months, when on rent, and 36 months, when not on rent, to a 0% salvage value. This new method is similar to a method referred to as the income forecasting method in the rental purchase industry. The Company adopted the new method because management believes that it provides a more systematic and rational allocation of the cost of rental purchase merchandise over its useful life. The effect for the year ended December 31, 1996 of the change in the depreciation method on merchandise purchased after December 31, 1995 was to decrease net income by approximately $850,000 ($.04 per share). In addition, based on an analysis of the average composite life of the division's rental purchase merchandise on rent or on hand at December 31, 1995, the Company extended the depreciable lives of that merchandise from generally 14 months to 18 months, and made other refinements to depreciation rates on rental and rental purchase merchandise. The effect of such change in depreciable lives and other refinements was to increase net income for the year ended December 31, 1996 by approximately $709,000 ($.04 per share). The Company recognizes rental revenues over the rental period and recognizes all costs of servicing and maintaining merchandise on rent as incurred.

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

     COST OF SALES includes the depreciated cost of rental return residential and office merchandise sold and the cost of new residential and office merchandise sold. It is not practicable to allocate operating expenses between selling and rental operations.

                               AARON RENTS, INC.

     ADVERTISING -- The Company expenses advertising costs as incurred. Such costs aggregated $9,530,000 in 1997, $10,422,000 in 1996, and $6,258,000 for the
nine months ended December 31, 1995.

     STOCK BASED COMPENSATION -- The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees"(APB
25) and related Interpretations in accounting for its employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (FAS 123). The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant and, accordingly, recognizes no compensation expense for the stock option grants.

     EXCESS COSTS OVER NET ASSETS ACQUIRED -- Goodwill is amortized on a straight-line basis over a period of twenty years. Long-lived assets, including goodwill, are periodically reviewed for impairment based on an assessment of future operations. The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

     IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARD -- In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131), which is effective for 1998. FAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires that those companies report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company will adopt the new requirements in its annual financial statements in 1998. Management has not completed its analysis of the effect of FAS 131 on its reported segments.

2. CHANGE IN FISCAL YEAR END

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

     Results of operations (condensed) for the nine-month periods ended December 31, 1995 and December 31, 1994 are shown below:

                                                                   NINE MONTHS ENDED
                                                              ---------------------------
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1995           1994
                                                              ------------   ------------
                                                                             (UNAUDITED)
                                                               (IN THOUSANDS, EXCEPT PER
                                                                    SHARE AMOUNTS)
Revenues....................................................    $178,224       $169,341
Cost of Sales...............................................      28,350         28,772
Operating And Other Expenses................................      92,350         87,649
Depreciation of Rental Merchandise..........................      41,612         39,912
                                                                --------       --------
Earnings Before Income Taxes................................      15,912         13,008
Income Taxes................................................       6,032          5,021
                                                                --------       --------
Net Earnings................................................    $  9,880       $  7,987
                                                                ========       ========
Earnings Per Share..........................................    $    .51       $    .42
Earnings Per Share Assuming Dilution........................         .49            .40

                               AARON RENTS, INC.

3. EARNINGS PER SHARE

     During 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share", (FAS 128). FAS 128 replaced the calculation of primary and fully diluted earnings per share with earnings per share and earnings per share assuming dilution. Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year which were 19,165,000 shares in 1997, 19,099,000 shares in 1996, and 19,461,000 shares in the nine months ended December 31, 1995. The computation of earnings per share assuming dilution includes the dilutive effect of stock options. Such stock options had the effect of increasing the weighted average shares outstanding assuming dilution by 497,000 and 885,000 in 1997 and 1996, respectively, and 576,000 shares in the nine months ended December 31, 1995.

4. PROPERTY, PLANT & EQUIPMENT

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1997           1996
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
Land........................................................    $  4,643       $  3,662
Buildings & Improvements....................................      17,698         15,787
Leasehold Improvements & Signs..............................      19,243         16,068
Fixtures & Equipment........................................      19,402         15,738
Construction in Progress....................................       3,380          2,726
                                                                --------       --------
                                                                  64,366         53,981
Less: Accumulated Depreciation & Amortization...............     (24,609)       (20,714)
                                                                --------       --------
                                                                $ 39,757       $ 33,267
                                                                ========       ========

5. DEBT

     BANK DEBT -- The Company has a revolving credit agreement with four banks providing for unsecured borrowings up to $90,000,000, which includes a $6,000,000 credit line to fund daily working capital requirements. Amounts borrowed bear interest at the lower of the lender's prime rate, LIBOR plus .50%, or the rate at which certificates of deposit are offered in the secondary market plus .625%. The pricing under the working capital line is based upon overnight bank borrowing rates. At December 31, 1997 and 1996, an aggregate of $75,904,000 (bearing interest at 6.57%) and $55,125,000, respectively, was outstanding under this agreement. The Company pays a .22% commitment fee on unused balances. The weighted average interest rate on borrowings under the revolving credit agreement (before giving effect to interest rate swaps) was 6.29% in 1997, 6.17% in 1996 and 6.99% for the nine months ended December 31, 1995. The effect of interest rate swaps on the weighted average interest rate was not material.

     The Company has entered into interest rate swap agreements that effectively fix the interest rate on $20,000,000 of borrowings under the revolving credit agreement at an average rate of 7.0% until November 2003 and an additional $20,000,000 at an average rate of 6.85% until June 2005. These swap agreements involve the receipt of amounts when the floating rates exceed the fixed rates and the payment of amounts when the fixed rates exceed the floating rates in such agreements over the life of the agreements. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to the floating rate interest expense related to the debt. The related amount payable to or receivable from counterparties is included in accrued liabilities or other assets. Unrealized losses under the swap agreements aggregated $926,000 at December 31, 1997. The fair value of the Company's bank debt approximates its carrying value.

                               AARON RENTS, INC.

     The revolving credit agreement may be terminated on ninety days' notice by the Company or six months' notice by the lenders. The debt is payable in 60 monthly installments following the termination date if terminated by the lenders.

     The agreement requires that the Company not permit its consolidated net worth as of the last day of any fiscal quarter to be less than the sum of (a) $105,000,000 plus (b) 50% of the Company's consolidated net income (but not loss) for the period beginning July 1, 1997 and ending on the last day of such fiscal quarter. It also places other restrictions on additional borrowings and requires the maintenance of certain financial ratios. At December 31, 1997, $6.7 million of retained earnings was available for dividend payments and stock repurchases under the debt restrictions.

     OTHER DEBT -- Other debt of $582,000 at December 31, 1997 and $240,000 at December 31, 1996 primarily represents an insurance premium financing agreement bearing interest at 6.22%. Other debt matures in 1998.

6. INCOME TAXES

                                                                                NINE MONTHS
                                               YEAR ENDED       YEAR ENDED         ENDED
                                              DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                  1997             1996             1995
                                              ------------     ------------     ------------
                                                              (IN THOUSANDS)
Current Income Tax Expense:
Federal.....................................    $ 7,375          $ 9,503           $5,577
State.......................................        661            1,182              800
                                                -------          -------           ------
                                                  8,036           10,685            6,377
Deferred Income
  Tax Expense (Benefit):
Federal.....................................      3,287             (889)            (302)
State.......................................        518              (10)             (43)
                                                -------          -------           ------
                                                  3,805             (899)            (345)
                                                -------          -------           ------
                                                $11,841          $ 9,786           $6,032
                                                =======          =======           ======

     Significant components of the Company's deferred income tax liabilities and assets are as follows:

                                                            DECEMBER 31,     DECEMBER 31,
                                                                1997             1996
                                                            ------------     ------------
                                                                   (IN THOUSANDS)
Deferred Tax Liabilities:
  Rental Merchandise and Property, Plant & Equipment......    $ 9,265           $5,486
  Other, Net..............................................      1,244            1,141
                                                              -------           ------
          Total Deferred Tax Liabilities..................     10,509            6,627
Deferred Tax Assets:
  Accrued Liabilities.....................................      1,015              892
  Advance Payments........................................      2,276            2,150
  Other, Net..............................................        531              703
                                                              -------           ------
          Total Deferred Tax Assets.......................      3,822            3,745
                                                              -------           ------
          Net Deferred Tax Liabilities....................    $ 6,687           $2,882
                                                              =======           ======

                               AARON RENTS, INC.

     The Company's effective tax rate differs from the federal income tax statutory rate as follows:

                                                                                    NINE
                                                                                   MONTHS
                                               YEAR ENDED       YEAR ENDED         ENDED
                                              DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                  1997             1996             1995
                                              ------------     ------------     ------------
Statutory Rate..............................      35.0%            35.0%            35.0%
Increases in Taxes Resulting From State
  Income Taxes, Net of Federal Income Tax
  Benefit...................................       2.5              3.0              3.2
Other, Net..................................       1.7               .9              (.3)
                                                  ----             ----             ----
Effective Tax Rate..........................      39.2%            38.9%            37.9%
                                                  ====             ====             ====

7. COMMITMENTS

     The Company leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2007. Most of the leases contain renewal options for additional periods ranging from 1 to 15 years or provide for options to purchase the related property at predetermined purchase prices which do not represent bargain purchase options. The Company also leases transportation equipment under operating leases expiring during the next 3 years. Management expects that most leases will be renewed or replaced by other leases in the normal course of business.

     Future minimum rental payments, including guaranteed residual values, required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 1997, are as follows: $20,838,000 in 1998; $16,819,000 in 1999; $12,444,000 in 2000; $19,319,000 in 2001;
$4,164,000 in 2002; and $4,457,000 thereafter.

     Rental expense was $22,146,000 in 1997, $17,886,000 in 1996 and $11,513,000
for the nine months ended December 31, 1995.

     The Company leases five buildings from certain officers of the Company under leases expiring through 1998 for annual rentals aggregating $383,000.

     The Company maintains a 401(k) savings plan for all full-time employees with at least one year of service with the Company and who meet certain eligibility requirements. The plan allows employees to contribute up to 10% of their annual compensation with 50% matching by the Company on the first 4% of compensation. The Company's expense related to the plan was $357,000 in 1997, $308,000 in 1996 and $162,000 for the nine months ended December 31, 1995.

8. SHAREHOLDERS' EQUITY

     During 1996, the Company declared a 100% stock dividend on its Common Stock and Class A Common Stock. Each stockholder received one share of Common Stock for each share of Common Stock and Class A Common Stock held. All share and per share amounts have been restated to reflect the 100% stock dividend. Common stock is non-voting.

     At December 31, 1997, the Company held a total of 2,583,296 common shares in its treasury, and is authorized by the Board of Directors to acquire up to an additional 208,090 shares.

     The Company has 1,000,000 shares of preferred stock authorized. The shares are issuable in series with terms for each series fixed by the Board and such issuance is subject to approval by the Board of Directors. No preferred shares have been issued.

                               AARON RENTS, INC.

9. STOCK OPTIONS

     The Company has stock option plans under which options to purchase shares of the Company's Common Stock are granted to certain key employees. Under the plans, options granted become exercisable after a period of two or three years and unexercised options lapse five or ten years after the date of the grant. Options are subject to forfeiture upon termination of service. Under the plans, 2,000,500 of the Company shares are reserved for issuance at December 31, 1997. The weighted-average fair value of options granted was $8.58 in 1997 and $4.99 in 1996.

     Pro forma information regarding net earnings and earnings per share is required by FAS 123, and has been determined as if the Company has accounted for its employee stock options granted in 1997 and 1996 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996, respectively: risk-free interest rates of 5.88% and 6.72%; a dividend yield of .25% and .4%; volatility factor of the expected market price of the Company's common stock of .39 and .335; and a weighted-average expected life of the option of 8 years.

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

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                                          YEAR ENDED          YEAR ENDED
                                                       DECEMBER 31, 1997   DECEMBER 31, 1996
                                                       -----------------   -----------------
Pro forma net earnings...............................       $17,508             $14,825
Pro forma earnings per share.........................           .91                 .78
Pro forma earnings per share assuming dilution.......           .89                 .74

     Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until future years.

                               AARON RENTS, INC.

     The table below summarizes option activity for the periods indicated in the Company's stock option plans.

                                                                            WEIGHTED
                                                                             AVERAGE
                                                                            EXERCISE
                                                                OPTIONS       PRICE
                                                                --------    ---------
                                                                (IN THOUSANDS, EXCEPT
                                                                  PRICE PER SHARE)
Outstanding at April 1, 1995................................     1,294       $ 4.54
  Exercised.................................................       (24)        3.00
  Forfeited.................................................       (22)        6.68
                                                                 -----       ------
Outstanding at December 31, 1995............................     1,248         4.54
  Granted...................................................       780         9.88
  Exercised.................................................      (701)        3.00
  Forfeited.................................................        (8)        9.68
                                                                 -----       ------
Outstanding at December 31, 1996............................     1,319         8.48
  Granted...................................................       322        15.95
  Exercised.................................................       (47)        5.28
  Forfeited.................................................        (9)       10.83
                                                                 -----       ------
Outstanding at December 31, 1997............................     1,585       $10.07
                                                                 =====       ======
Exercisable at December 31, 1997............................       501       $ 6.62
                                                                 =====       ======

     Exercise prices for options outstanding as of December 31, 1997 ranged from $4.88 to $16.50. The weighted-average remaining contractual life of those options is 6.58 years.

10. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                             FIRST      SECOND     THIRD      FOURTH
                                                            QUARTER    QUARTER    QUARTER    QUARTER
                                                            --------   --------   --------   --------
                                                                 (IN THOUSANDS EXCEPT PER SHARE)
YEAR ENDED DECEMBER 31, 1997
Revenues..................................................  $76,480    $77,465    $76,238    $80,568
Gross Profit..............................................   43,574     44,236     43,996     45,559
Earnings Before Taxes.....................................    7,080      7,608      7,883      7,666
Net Earnings..............................................    4,312      4,633      4,805      4,646
Earnings Per Share........................................  $   .22    $   .24    $   .25    $   .25
Earnings Per Share Assuming Dilution......................      .22        .24        .25        .24
YEAR ENDED DECEMBER 31, 1996
Revenues..................................................  $64,693    $67,610    $71,224    $70,718
Gross Profit..............................................   38,873     39,980     41,273     39,259
Earnings Before Taxes.....................................    6,791      6,375      6,198      5,815
Net Earnings..............................................    4,159      3,914      3,787      3,533
Earnings Per Share........................................  $   .22    $   .21    $   .20    $   .18
Earnings Per Share Assuming Dilution......................      .21        .20        .19        .18

11. FRANCHISING OF AARON'S RENTAL PURCHASE STORES

     The Company franchises Aaron's Rental Purchase stores. As of December 31, 1997 and December 31, 1996, 186 and 155 franchises had been awarded, respectively. Franchisees pay a non-refundable initial franchise fee of $35,000 and an ongoing royalty of 5% of cash receipts. The Company recognizes this income

                               AARON RENTS, INC.

as earned and includes it in Other Revenues in the Consolidated Statements of Earnings. The Company has guaranteed certain lease and debt obligations (primarily extending through 1999) of some of the franchisees amounting to $127,000 and $8,131,000, respectively, at December 31, 1997. The Company receives a guarantee and servicing fee based on such franchisees outstanding debt obligations which it recognizes as income over the guaranty and servicing period. The Company has recourse rights to the leased property and to the assets securing the debt obligations. As a result, the Company does not expect to incur any significant losses under these guarantees.

12. ACQUISITIONS

     In December 1997, the Company acquired substantially all of the assets of RentMart Rent-To-Own, Inc., a wholly-owned subsidiary of the Associates Capital Corporation, for $18,012,000 in cash. The excess cost over the fair market value of tangible assets acquired was approximately $4,300,000.

     In December 1997, the Company acquired substantially all of the assets of Blackhawk Convention Services, Inc. for $3,500,000 in cash. The excess cost over the fair market value of tangible assets acquired was approximately $2,700,000.

     Both acquisitions were accounted for under the purchase method and, accordingly, the results of operations of the acquired businesses are included in the Company's results of operations from their dates of acquisition. The effect of these acquisitions on the 1997 consolidated financial statements was not significant.

13. PROPOSED STOCK OFFERING

     On or about March 31, 1998, the Company intends to file a registration statement for the sale by the Company of 2,100,000 shares of Common Stock. The proceeds of the offering, if consummated, would be used to reduce indebtedness and for general business purposes, including opening additional rent-to-rent and rental purchase stores and expansion of manufacturing and distribution capacity.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Aaron Rents, Inc.:

     We have audited the accompanying consolidated balance sheets of Aaron Rents, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years ended December 31, 1997 and 1996, and the nine months ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aaron Rents, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for the years ended December 31, 1997 and 1996, and the nine months ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the Consolidated Financial Statements, in 1996, the Company changed its method of accounting for depreciation of rental purchase merchandise.

                                                 /s/ ERNST & YOUNG LLP

Atlanta, Georgia
March 23, 1998

COMMON STOCK MARKET PRICES & DIVIDENDS

     On March 20, 1998, the Company's Common Stock and Class A Common Stock were listed on the New York Stock Exchange under the symbols "RNT" and "RNT.A," respectively. Previously, the Company's Common Stock and Class A Common Stock were traded on The NASDAQ Stock Market under the symbols "ARON" and "ARONA," respectively.

     The approximate number of shareholders of the Company's Common Stock and Class A Common Stock at March 23, 1998, was 2,000. The following table shows, for the periods indicated, the range of high and low closing prices per share for the Common Stock and Class A Common Stock as reported by NASDAQ, and the cash dividends declared per share.

     The closing prices for the Common Stock and Class A Common Stock on March 23, 1998, was $23.438 and $22.625, respectively. The Company currently expects to continue its policy of paying dividends.

                                                                                    CASH
                                                                                  DIVIDENDS
                                                                                     PER
COMMON STOCK                                                   HIGH       LOW       SHARE
------------                                                  -------   -------   ---------
December 31, 1997
  First Quarter.............................................  $12.875   $10.063     $
  Second Quarter............................................   13.375    10.375      .02
  Third Quarter.............................................   18.250    12.750
  Fourth Quarter............................................   20.250    15.500      .02
December 31, 1996
  First Quarter.............................................  $10.375   $ 9.000     $
  Second Quarter............................................   15.000     9.688      .02
  Third Quarter.............................................   14.250    11.000
  Fourth Quarter............................................   14.625    10.750      .02

                                                                                    CASH
                                                                                  DIVIDENDS
CLASS A                                                                              PER
COMMON STOCK                                                   HIGH       LOW       SHARE
------------                                                  -------   -------   ---------
December 31, 1997
  First Quarter.............................................  $14.000   $ 9.750     $
  Second Quarter............................................   13.750    10.000      .02
  Third Quarter.............................................   18.000    11.938
  Fourth Quarter............................................   18.500    14.500      .02
December 31, 1996
  First Quarter.............................................  $11.250   $ 8.875     $
  Second Quarter............................................   16.000    10.750      .02
  Third Quarter.............................................   16.250    12.750
  Fourth Quarter............................................   15.750    12.625      .02