Form 10-K405, Exhibit 13
period 1998-12-31
AARON RENTS INC
filed 1999-03-31
CIK 706688

                        Selected Financial Information


                                                                                            Twelve             Twelve
                                           Year Ended      Year Ended      Year Ended    Months Ended       Months Ended
(Dollar Amounts in Thousands              December 31,    December 31,    December 31,   December 31,       December 31,
Except Per Share)                             1998            1997            1996           1995               1994
                                                                                          (unaudited)       (unaudited)
-----------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Systemwide Revenues(1)                     $ 464,175       $ 364,306       $ 306,200       $ 256,500         $ 233,077
                                           ---------------------------------------------------------------------------
Revenues:
  Rentals & Fees                           $ 289,272       $ 231,207       $ 208,463       $ 182,311         $ 167,093
  Sales                                       81,561          73,223          61,527          52,999            53,978
  Other                                        8,826           6,321           4,255           2,465             1,686
                                           ---------------------------------------------------------------------------
                                             379,659         310,751         274,245         237,775           222,757
                                           ---------------------------------------------------------------------------
Costs & Expenses:
  Cost of Sales                               62,017          55,914          46,168          38,274            38,977
  Operating Expenses                         189,719         149,728         135,012         119,590           112,367
  Depreciation of
    Rental Merchandise                        89,171          71,151          64,437          55,408            50,966
  Interest                                     3,561           3,721           3,449           3,172             2,803
                                           ---------------------------------------------------------------------------
                                             344,468         280,514         249,066         216,444           205,113
                                           ---------------------------------------------------------------------------
Earnings Before
  Income Taxes                                35,191          30,237          25,179          21,331            17,644
Income Taxes                                  13,707          11,841           9,786           8,113             6,938
                                           ---------------------------------------------------------------------------
Net Earnings                               $  21,484       $  18,396       $  15,393       $  13,218         $  10,706
                                           ---------------------------------------------------------------------------
Earnings Per Share                         $    1.06       $     .96       $     .81       $     .68         $     .58
Earnings Per Share
  Assuming Dilution                             1.04             .94             .77             .66               .56
                                           ---------------------------------------------------------------------------
Dividends Per Share:
  Common                                   $     .04       $     .04       $     .04       $     .05         $     .05
  Class A                                        .04             .04             .04             .02               .02

----------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Rental Merchandise, Net                    $ 194,163       $ 176,968       $ 149,984       $ 122,311         $ 119,781
Property, Plant &
  Equipment, Net                              50,113          39,757          33,267          23,492            23,532
Total Assets                                 272,174         239,382         198,103         158,645           155,914
Interest-Bearing Debt                         51,727          76,486          55,365          37,479            46,894
Shareholders' Equity                         168,871         116,455         107,335          91,094            81,418

----------------------------------------------------------------------------------------------------------------------
AT YEAR END
Stores Open:
  Company-Operated                               291             292             240             212               203
  Franchised                                     136             101              61              36                24
Rental Agreements in Effect                  227,400         219,800         179,600         158,900           152,100
Number of Employees                            3,400           3,100           2,550           2,160             2,150
======================================================================================================================

(1) Systemwide revenues include rental revenues of franchised Aaron's Rental Purchase stores.

                          Management's Discussion and
                        Analysis of Financial Condition
                           and Results of Operations

CHANGE IN FISCAL YEAR END

         During 1995, the Company changed its fiscal year end from March 31 to December 31, which resulted in a nine month fiscal year ended December 31, 1995. The decision to change the fiscal year end was made for more convenience in both internal and external communications. To aid comparative analysis, the Company has elected to present the results of operations for the twelve months ended December 31, 1995 and 1994 (unaudited), along with the years ended December 31, 1998, December 31, 1997 and December 31, 1996.

RESULTS OF OPERATIONS

         Year Ended December 31, 1998 versus Year Ended December 31, 1997

         Total revenues for 1998 increased $68.9 million (22.2%) to $379.7 million compared to $310.8 million in 1997 due primarily to a $58.1 million (25.1%) increase in rentals and fees revenues, plus an $8.3 million (11.4%) increase in sales. Of this increase in rentals and fees revenues, $46.5 million (80.0%) was attributable to the Aaron's Rental Purchase division. Rentals and fees revenues from the Company's rent-to-rent operations increased $11.5 million (10.5%) during the same period.

                  Revenues from retail sales increased $4.0 million (6.8%) to $62.6 million in 1998, from $58.6 million for the same period last year. This increase was due to increased sales of both new and rental return furniture in the rent-to-rent and rental purchase divisions. Non-retail sales, which primarily represent merchandise sold to Aaron's Rental Purchase franchisees, increased $4.4 million (29.8%) to $19.0 million compared to $14.6 million for the same period last year. The increased sales are due to the growth of the franchise operations.

                  Other revenues for 1998 increased $2.5 million (39.6%) to $8.8 million compared to $6.3 million in 1997. This increase was attributable to franchise fee and royalty income increasing $2.3 million (46.0%) to $7.3 million compared to $5.0 million last year, reflecting the net addition of 35 new franchised stores in 1998 and improved operating revenues at mature franchised stores.

                  Cost of sales from retail sales increased $2.1 million (5.0%) to $44.4 million compared to $42.3 million, and as a percentage of sales, decreased slightly to 70.9% from 72.1% primarily due to product mix. Cost of sales from non-retail sales increased $4.0 million (29.2%) to $17.6 million from $13.7 million, and as a percentage of sales, decreased to 92.9% from 93.4%. The decrease in 1998 in cost of sales as a percentage of sales is due to slightly higher margins on sales through the Company's distribution centers.

                  Operating expenses increased $40.0 million (26.7%) to $189.7 million from $149.7 million. As a percentage of total revenues, operating expenses were 50.0% in 1998 and 48.2% in 1997. Operating expenses increased as a percentage of total revenues between years primarily due to the Company's acquisitions of RentMart Rent-To-Own, Inc. and Blackhawk Convention Services both in December 1997. The RentMart stores were relatively immature and had lower revenues over which to spread expenses and Blackhawk's convention furnishings business had higher operating expenses as a percentage of revenues than traditional rental purchase and rent-to-rent operations.

                  Depreciation of rental merchandise increased $18.0 million (25.3%) to $89.2 million, from $71.2 million, and as a percentage of total rentals and fees, was 30.8% for both years.

                  Interest expense decreased $160,000 (4.3%) to $3.6 million compared to $3.7 million. As a percentage of total revenues, interest expense was 0.9% in 1998 compared to 1.2% in 1997. The decrease in interest expense as a percentage of revenues was due to the allocation and capitalization of interest in the Company's manufacturing operation.

                  The Company manages its exposure to changes in short-term interest rates, particularly to reduce the impact on its floating-rate term notes, by entering into interest rate swap agreements. The counterparties to these contracts are high credit quality commercial banks. Consequently, credit risk, which is inherent in all swaps, has been minimized to a large extent. Interest expense is adjusted for the differential to be paid or received as interest rates change. The effect of such adjustments on interest expense has not been significant. The level of floating-rate debt not fixed by swap agreements was not significant during the year and the Company does not expect a significant increase in these amounts in 1999. Accordingly, the Company does not believe it has material exposure of potential, near-term losses in future earnings, and/or cash flows from reasonably possible near-term changes in market rates.

                  Income tax expense increased $1.9 million (15.8%) to $13.7 million compared to $11.8 million. The Company's effective tax rate was 39.0% in 1998 compared to 39.2% in 1997, primarily due to lower state income taxes.

                  As a result, net earnings increased $3.1 million (16.8%) to $21.5 million for 1998 compared to $18.4 million for the same period in 1997. As a percentage of total revenues, net earnings were 5.7% in 1998 and 5.9% in 1997.

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

                  Depreciation of rental merchandise increased $6.7 million (10.4%) to $71.2 million, from $64.4 million, and as a percentage of total rentals and fees, decreased to 30.8% from 30.9%.

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

LIQUIDITY AND CAPITAL RESOURCES

         Cash flows from operations for the years ended December 31, 1998 and 1997 were $120.6 million and $105.3 million, respectively. Such cash flows include profits on the sale of rental return merchandise. The Company's primary capital requirements consist of acquiring rental merchandise for both rent-to-rent and Company-operated Aaron's Rental Purchase stores. As the Company continues to grow, the need for additional rental merchandise will continue to be the Company's major capital requirement. These capital requirements historically have been financed through bank credit, cash flow from operations, trade credit, proceeds from the sale of rental return merchandise and stock offerings.

                  The Company has financed its growth through a revolving credit agreement with several banks, trade credit and internally generated funds. The revolving credit agreement provides for unsecured borrowings up to $90.0 million which includes a $6.0 million credit line to fund daily working capital requirements. At December 31, 1998, an aggregate of $50.4 million was outstanding under this facility, bearing interest at a weighted average variable rate of 6.12%. The Company uses interest rate swap agreements as part of its overall long-term financing program. At December 31, 1998, the Company had swap agreements with notional principal amounts of $40.0 million which effectively fixed the interest rates on an equal amount of the Company's revolving credit agreement at 6.93%.

                  On April 28, 1998, the Company issued through a public offering 2.1 million shares of Common Stock. The net proceeds to the Company after deducting underwriting discounts and offering expenses were $40.0 million. The proceeds were used to reduce bank debt.

                  The Company believes that the expected cash flows from operations, proceeds from the sale of rental return merchandise, bank borrowings and vendor credit will be sufficient to fund the Company's capital and liquidity needs for at least the next 24 months.

                  In November 1998, the Company's Board of Directors authorized the repurchase of up to 1,000,000 shares of the Company's Common Stock and/or Class A Common Stock. During 1998, 736,400 shares of the Company's stock were purchased at an aggregate cost of $10.6 million and the Company was authorized to purchase an additional 471,690 shares at December 31, 1998. Subsequent to year end, in February 1999 the Company's Board of Directors authorized the purchase of an additional 2,000,000 shares.

                  The Company has paid dividends for twelve consecutive years. A $.02 per share dividend on Common Stock and on Class A Common Stock was paid in January 1998 and July 1998, for a total fiscal year cash outlay of $801,000. The Company currently expects to continue its policy of paying dividends.

YEAR 2000

         The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, generate invoices, or engage in similar normal business activities. The Company is continuing its assessments of the impact of the Year 2000 across its business and operations, including its customer and vendor base. The Company has substantially completed its identification of information technology systems ("IT systems") that are not Year 2000 compliant and is in the process of implementing a comprehensive plan to make its IT systems and noninformation technology systems ("non-IT systems"), including embedded electronic circuits in equipment and hardware, products, telecommunication, building security and manufacturing equipment, Year 2000 compliant. The Company's plan to resolve the Year 2000 issue involves the following four phases: (1) assessment, (2) remediation, (3) testing, and (4) implementation. The Company is simultaneously working on all four phases and anticipates that it will substantially complete phase
         (1) by the end of the first quarter 1999, (2) and (3) by the end of the second quarter 1999, and (4) by the end of the third quarter 1999.

                  The Company is in the process of querying its significant suppliers and subcontractors (external agents). To date, the Company is not aware of any external agents with a Year 2000 issue that would materially impact the Company's results of operations, liquidity, or capital resources. However, the Company has no means of ensuring that external agents will be Year 2000 compliant. The inability of external agents to complete their Year 2000 resolution process in a timely fashion could materially impact the Company. The effect of non-compliance by external agents is not determinable.

                  The Company's significant IT systems, including financial, accounting, store operating and point-of-sale software, have recently been or are in the process of being updated. The upgrading and rewriting of the Company's IT systems is being completed to gain further strategic advantages over competitors and is not the result of any anticipated Year 2000 issues. In addition, as part of the Company's continuing process to update IT and non-IT systems, management has required that vendor-purchased and internally developed systems be Year 2000 compliant. Therefore, management expects the cost of the Year 2000 project to be less than $300,000. The majority of these costs will be incurred in 1999 as the portion related to 1998 was not significant.

                  The Company has contingency plans for certain critical applications and is working on such plans for others. These contingency plans involve, among other actions, manual workarounds and backup vendors.

                  Management of the Company believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. As noted above, the Company has not yet completed all necessary phases of the Year 2000 program. In the event that the Company does not complete any additional phases, the Company may be unable to take customer orders, manufacture and ship products, invoice customers or collect payments. In addition, disruptions in the economy generally resulting from Year 2000 issues could also materially adversely affect the Company. The Company could be subject to litigation for computer systems product failure, for example, equipment shutdown or failure to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

                          Consolidated Balance Sheets


                                                                 December 31,      December 31,
(In Thousands, Except Share Data)                                    1998              1997
-----------------------------------------------------------------------------------------------
ASSETS
Cash                                                              $      95         $      96
Accounts Receivable                                                  16,226            11,794
Rental Merchandise                                                  277,505           246,498
Less: Accumulated Depreciation                                      (83,342)          (69,530)
                                                                  ---------------------------
                                                                    194,163           176,968
Property, Plant & Equipment, Net                                     50,113            39,757
Prepaid Expenses & Other Assets                                      11,577            10,767
                                                                  ---------------------------
Total Assets                                                      $ 272,174         $ 239,382
---------------------------------------------------------------------------------------------

LIABILITIES & SHAREHOLDERS' EQUITY
Accounts Payable & Accrued Expenses                               $  33,461         $  31,071
Dividends Payable                                                       415               379
Deferred Income Taxes Payable                                         7,811             6,687
Customer Deposits & Advance Payments                                  9,889             8,304
Bank Debt                                                            50,411            75,904
Other Debt                                                            1,316               582
                                                                  ---------------------------
    Total Liabilities                                               103,303           122,927

Commitments & Contingencies
Shareholders' Equity
  Common Stock, Par Value $.50 Per Share;
    Authorized: 25,000,000 Shares;
    Shares Issued: 18,270,987 at December 31, 1998
      and 16,170,987 at December 31, 1997                             9,135             8,085
  Class A Common Stock, Par Value $.50 Per Share;
    Authorized: 25,000,000 Shares;
    Shares Issued: 5,361,761                                          2,681             2,681
  Additional Paid-In Capital                                         54,284            15,484
  Retained Earnings                                                 134,511           113,864
                                                                  ---------------------------
                                                                    200,611           140,114
Less: Treasury Shares at Cost,
  Common Stock, 1,558,991 Shares
    at December 31, 1998 and 1,058,041 Shares
    at December 31, 1997                                            (17,604)           (9,523)
  Class A Common Stock, 1,525,255 Shares at
    December 31, 1998 and December 31, 1997                         (14,136)          (14,136)
                                                                  ---------------------------
    Total Shareholders' Equity                                      168,871           116,455
                                                                  ---------------------------
Total Liabilities & Shareholders' Equity                          $ 272,174         $ 239,382
=============================================================================================

The accompanying notes are an integral part of the Consolidated Financial Statements.

                            Consolidated Statements
                                  of Earnings


                                                   Year Ended    Year Ended    Year Ended
(In Thousands,                                     December 31,  December 31,  December 31,
Except Per Share)                                      1998          1997          1996
-------------------------------------------------------------------------------------------
REVENUES
Rentals & Fees                                      $ 289,272     $ 231,207     $ 208,463
Retail Sales                                           62,576        58,602        52,757
Non-Retail Sales                                       18,985        14,621         8,770
Other                                                   8,826         6,321         4,255
                                                    -------------------------------------
                                                      379,659       310,751       274,245
-----------------------------------------------------------------------------------------
COSTS & EXPENSES
Retail Cost of Sales                                   44,386        42,264        37,848
Non-Retail Cost of Sales                               17,631        13,650         8,320
Operating Expenses                                    189,719       149,728       135,012
Depreciation of Rental Merchandise                     89,171        71,151        64,437
Interest                                                3,561         3,721         3,449
                                                    -------------------------------------
                                                      344,468       280,514       249,066

Earnings Before Income Taxes                           35,191        30,237        25,179
Income Taxes                                           13,707        11,841         9,786
                                                    -------------------------------------
Net Earnings                                        $  21,484     $  18,396     $  15,393
                                                    -------------------------------------
Earnings Per Share                                  $    1.06     $     .96     $     .81
Earnings Per Share Assuming Dilution                     1.04           .94           .77
=========================================================================================

The accompanying notes are an integral part of the Consolidated Financial Statements.

                            Consolidated Statements
                            of Shareholders' Equity


                                                                                     Additional
                                    Treasury Stock               Common Stock          Paid-In      Retained
(In Thousands)                   Shares         Amount        Common       Class A     Capital      Earnings
------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995       (2,360)      $(16,640)       $3,318       $2,681      $15,370      $ 86,365
Stock Dividend                                                 4,767                                  (4,767)
Reacquired Shares                  (164)        (2,889)
Dividends                                                                                               (765)
Reissued Shares                     689          4,427                                      75
Net Earnings                                                                                          15,393
------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996       (1,835)       (15,102)        8,085        2,681       15,445        96,226
Reacquired Shares                  (795)        (8,918)
Dividends                                                                                               (758)
Reissued Shares                      47            361                                      39
Net Earnings                                                                                          18,396
------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997       (2,583)       (23,659)        8,085        2,681       15,484       113,864
Stock Offering                                                 1,050                    38,908
Reacquired Shares                  (736)       (10,560)
Dividends                                                                                               (837)
Reissued Shares                     235          2,479                                    (108)
Net Earnings                                                                                          21,484
------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998       (3,084)      $(31,740)       $9,135       $2,681      $54,284      $134,511
============================================================================================================

The accompanying notes are an integral part of the Consolidated Financial Statements.

                            Consolidated Statements
                                 of Cash Flows


                                                        Year Ended       Year Ended      Year Ended
                                                        December 31,    December 31,    December 31,
(In Thousands)                                              1998            1997            1996
----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net Earnings                                             $  21,484       $  18,396       $  15,393
Depreciation & Amortization                                 98,090          77,487          70,693
Deferred Income Taxes                                        1,124           3,805            (899)
Change in Accounts Payable &
   Accrued Expenses                                          3,109           5,103           5,695
Change in Accounts Receivable                               (4,432)         (1,083)         (2,339)
Other Changes, Net                                           1,253           1,587             982
                                                         -----------------------------------------
Cash Provided by Operating Activities                      120,628         105,295          89,525
--------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Additions to Property, Plant & Equipment                   (22,209)        (15,165)        (17,534)
Book Value of Property Retired or Sold                       3,521           6,531           1,823
Additions to Rental Merchandise                           (174,496)       (145,262)       (137,023)
Book Value of Rental Merchandise Sold                       69,018          58,436          48,352
Contracts & Other Assets Acquired                           (1,841)        (21,665)         (3,891)
                                                         -----------------------------------------
Cash Used by Investing Activities                         (126,007)       (117,125)       (108,273)
--------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from Revolving Credit Agreement                   157,622         118,545          85,299
Repayments on Revolving Credit Agreement                  (183,115)        (97,766)        (67,434)
Proceeds from Common Stock Offering                         39,958
Increase in Other Debt                                         734             342              21
Dividends Paid                                                (801)           (761)           (765)
Acquisition of Treasury Stock                              (10,560)         (8,918)         (2,889)
Issuance of Stock Under Stock Option Plan                    1,540             400           4,502
                                                         -----------------------------------------
Cash Provided by Financing Activities                        5,378          11,842          18,734
(Decrease) Increase in Cash                                     (1)             12             (14)
Cash at Beginning of Year                                       96              84              98
                                                         -----------------------------------------
Cash at End of Year                                      $      95       $      96       $      84
                                                         -----------------------------------------
Cash Paid During the Year:
  Interest                                               $   4,082       $   3,713       $   3,384
  Income Taxes                                              10,004           6,989           7,531
==================================================================================================

The accompanying notes are an integral part of the Consolidated Financial Statements.

         Notes to Consolidated
         Financial Statements

         As of December 31, 1998 and 1997, and for the Years Ended December 31, 1998, 1997 and 1996.

NOTE A:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation--The consolidated financial statements include the accounts of Aaron Rents, Inc. and its wholly-owned subsidiary, Aaron Investment Company (the Company). All significant intercompany accounts and transactions have been eliminated. The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

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

                  Advertising--The Company expenses advertising costs as incurred. Such costs aggregated $11,523,000 in 1998, $9,530,000 in 1997, and $10,422,000 in 1996.

                  Stock Based Compensation--The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations in accounting for its employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (FAS 123). The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant and, accordingly, recognizes no compensation expense for the stock option grants.

                  Excess Costs over Net Assets Acquired--Goodwill is amortized on a straight-line basis over a period of twenty years. Long-lived assets, including goodwill, are periodically reviewed for impairment based on an assessment of future operations. The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

                  Fair Value of Financial Instruments--The carrying amounts reflected in the consolidated balance sheets for cash, accounts receivable, bank and other debt approximate their respective fair values.

                  Revenue Recognition--Rental revenues are recognized as revenue in the month they are due. Rental payments received prior to the month due are recorded as deferred rental revenue.

                  Comprehensive Income--As of January 1, 1998, the Company adopted Financial Accounting Standards Board ("FASB") Statement
         No. 130, Reporting Comprehensive Income. Statement 130 establishes new rules for the reporting and display of comprehensive income and its components. Statement 130 requires foreign currency translation adjustments and other items to be included in other comprehensive income. There were no differences between net income and comprehensive income in 1998, 1997 or 1996.

                  Segment Information--In 1998, the Company adopted FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. The new rules establish revised standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements.

                  New Accounting Pronouncements--In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

                  The Company plans to adopt Statement 133 in 2000, but has not yet completed its analysis of the impact, if any, that Statement 133 may have on its consolidated financial statements.

NOTE B:  EARNINGS PER SHARE

         Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year which were 20,312,000 shares in 1998, 19,165,000 shares in 1997, and 19,099,000 shares in 1996. The computation of earnings per share assuming dilution includes the dilutive effect of stock options. Such stock options had the effect of increasing the weighted average shares outstanding assuming dilution by 421,000, 497,000 and 885,000 in 1998, 1997 and 1996, respectively.

NOTE C:  PROPERTY, PLANT & EQUIPMENT

                                                                     December 31,      December 31,
         (In Thousands)                                                 1998              1997
         =========================================================================================
         Land                                                         $  6,342          $  4,643
         Buildings & Improvements                                       21,770            17,698
         Leasehold Improvements & Signs                                 27,069            19,243
         Fixtures & Equipment                                           19,450            19,402
         Construction in Progress                                        4,958             3,380
                                                                      --------------------------
                                                                        79,589            64,366
         Less: Accumulated Depreciation & Amortization                 (29,476)          (24,609)
                                                                      --------------------------
                                                                      $ 50,113          $ 39,757
         =======================================================================================

NOTE D:  DEBT

         Bank Debt--The Company has a revolving credit agreement with four banks providing for unsecured borrowings up to $90,000,000, which includes a $6,000,000 credit line to fund daily working capital requirements. Amounts borrowed bear interest at the lower of the lender's prime rate, LIBOR plus .50%, or the rate at which certificates of deposit are offered in the secondary market plus .625%. The pricing under the working capital line is based upon overnight bank borrowing rates. At December 31, 1998 and 1997, an aggregate of $50,411,000 (bearing interest of 6.12%) and $75,904,000 (bearing interest at 6.57%), respectively, was outstanding under this agreement. The Company pays a .22% commitment fee on unused balances. The weighted average interest rate on borrowings under the revolving credit agreement (before giving effect to interest rate swaps) was 6.41% in 1998, 6.29% in 1997, and 6.17% in 1996. The effects of interest rate swaps on the weighted average interest rate were not material.

                  The Company has entered into interest rate swap agreements that effectively fix the interest rate on $20,000,000 of borrowings under the revolving credit agreement at an average rate of 7.0% until November 2003 and an additional $20,000,000 at an average rate of 6.85% until June 2005. These swap agreements involve the receipt of amounts when the floating rates exceed the fixed rates and the payment of amounts when the fixed rates exceed the floating rates in such agreements over the life of the agreements. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to the floating rate interest expense related to the debt. The related amount payable to or receivable from counterparties is included in accrued liabilities or other assets. Unrealized losses under the swap agreements aggregated $2,400,000 at December 31, 1998.

                  The revolving credit agreement may be terminated on ninety days' notice by the Company or six months' notice by the lenders. The debt is payable in 60 monthly installments following the termination date if terminated by the lenders.

                  The agreement requires that the Company not permit its consolidated net worth as of the last day of any fiscal quarter to be less than the sum of (a) $105,000,000 plus (b) 50% of the Company's consolidated net income (but not loss) for the period beginning July 1, 1997 and ending on the last day of such fiscal quarter. It also places other restrictions on additional borrowings and requires the maintenance of certain financial ratios. At December 31, 1998, $48,400,000 of retained earnings were available for dividend payments and stock repurchases under the debt restrictions.

                  During 1998, the Company's allocation of interest to its MacTavish Furniture Industries division was $406,000. All expenses of MacTavish are capitalized as furniture manufacturing costs.

                  Other Debt--Other debt of $1,300,000 at December 31, 1998 and $582,000 at December 31, 1997 primarily represents insurance premium and software financing agreements with interest rates ranging from 4.94% to 6.22%. Other debt matures in 2000.

NOTE E:  INCOME TAXES

                                                                     Year Ended    Year Ended    Year Ended
                                                                    December 31,  December 31,  December 31,
         (In Thousands)                                                 1998         1997           1996
         ===================================================================================================
         Current Income Tax Expense:
         Federal                                                      $ 11,422     $  7,375       $  9,503
         State                                                           1,161          661          1,182
                                                                      ------------------------------------
                                                                        12,583        8,036         10,685

         Deferred Income Tax Expense (Benefit):
         Federal                                                           949        3,287           (889)
         State                                                             175          518            (10)
                                                                      ------------------------------------
                                                                         1,124        3,805           (899)
                                                                      ------------------------------------
                                                                      $ 13,707     $ 11,841       $  9,786
         =================================================================================================

         Significant components of the Company's deferred income tax liabilities and assets are as follows:


                                                                            December 31,    December 31,
         (In Thousands)                                                         1998            1997
         ===============================================================================================
         Deferred Tax Liabilities:
            Rental Merchandise and Property, Plant & Equipment                $ 11,222        $ 9,265
            Other, Net                                                           1,413          1,244
                                                                              -----------------------
         Total Deferred Tax Liabilities                                         12,635         10,509
         Deferred Tax Assets:
            Accrued Liabilities                                                    836          1,015
            Advance Payments                                                     2,725          2,276
            Other, Net                                                           1,263            531
                                                                              -----------------------
         Total Deferred Tax Assets                                               4,824          3,822
                                                                              -----------------------
         Net Deferred Tax Liabilities                                         $  7,811        $ 6,687
         ============================================================================================


         The Company's effective tax rate differs from the federal income tax statutory rate as follows:


                                                                     Year Ended     Year Ended     Year Ended
                                                                     December 31,  December 31,   December 31,
         (In Thousands)                                                 1998          1997           1996
         =====================================================================================================
         Statutory Rate                                                 35.0%         35.0%          35.0%
         Increases in Taxes Resulting From
           State Income Taxes, Net of Federal Income Tax Benefit         2.4           2.5            3.0
           Other, Net                                                    1.6           1.7             .9
                                                                        ---------------------------------
         Effective Tax Rate                                             39.0%         39.2%          38.9%
         =====================================================================================================


NOTE F:  COMMITMENTS

         The Company leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2013. Most of the leases contain renewal options for additional periods ranging from 1 to 15 years or provide for options to purchase the related property at predetermined purchase prices which do not represent bargain purchase options. The Company also leases transportation equipment under operating leases expiring during the next 3 years. Management expects that most leases will be renewed or replaced by other leases in the normal course of business.

                  Future minimum rental payments, including guaranteed residual values, required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 1998, are as follows: $22,009,000 in 1999; $17,949,000 in 2000; $13,874,000
         in 2001; $7,740,000 in 2002; $4,272,000 in 2003; and $8,848,000
         thereafter.

                  Rental expense was $25,563,000 in 1998, $22,146,000 in 1997, and $17,886,000 in 1996.

                  The Company leases one building from an officer of the Company under a lease expiring in 2008 for annual rentals aggregating $212,700.

                  The Company maintains a 401(k) savings plan for all full-time employees with at least one year of service with the Company and who meet certain eligibility requirements. The plan allows employees to contribute up to 10% of their annual compensation with 50% matching by the Company on the first 4% of compensation. The Company's expense related to the plan was $415,000 in 1998, $357,000 in 1997, and $308,000 in 1996.

NOTE G:  SHAREHOLDERS' EQUITY

         On April 28, 1998 the Company issued, through a public offering, 2,100,000 shares of Common Stock. The net proceeds to the Company after deducting underwriting discounts and offering expenses were $39,958,000. The net proceeds were used to reduce indebtedness and for general business purposes.

                  During 1996, the Company declared a 100% stock dividend on its Common Stock and Class A Common Stock. Each stockholder received one share of Common Stock for each share of Common Stock and Class A Common Stock held. All share and per share amounts have been restated to reflect the 100% stock dividend. Common Stock is non-voting.

                  In November 1998, the Company's Board of Directors authorized the repurchase of up to 1,000,000 shares of the Company's Common Stock and/or Class A Common Stock. During 1998, 736,400 shares of the Company's stock were purchased at an aggregate cost of $10,560,000 and the Company was authorized to purchase an additional 471,690 shares at December 31, 1998. At December 31, 1998, the Company held a total of 3,084,246 common shares in its treasury. Subsequent to year end, in February 1999 the Company's Board of Directors authorized the purchase of an additional 2,000,000 shares.

                  The Company has 1,000,000 shares of preferred stock authorized. The shares are issuable in series with terms for each series fixed by the Board and such issuance is subject to approval by the Board of Directors. No preferred shares have been issued.

NOTE H:  STOCK OPTIONS

         The Company has stock option plans under which options to purchase shares of the Company's Common Stock are granted to certain key employees. Under the plans, options granted become exercisable after a period of two or three years and unexercised options lapse five or ten years after the date of the grant. Options are subject to forfeiture upon termination of service. Under the plans, 1,766,000 of the Company shares are reserved for issuance at December 31, 1998. The weighted-average fair value of options granted was $9.26 in 1998, $8.58 in 1997, and $4.99 in 1996.

                  Pro forma information regarding net earnings and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options granted in 1998, 1997 and 1996 under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rates of 5.36%, 5.88%, and 6.72%; a dividend yield of .26%, .25%, and .40%; a volatility factor of the expected market price of the Company's Common Stock of .43, .39, and .34; and a weighted-average expected life of the option of 8 years.

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

                  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                                                        Years Ended December 31,
         (In Thousands Except Per Share)                          1998            1997            1996
         ===============================================================================================
         Pro forma net earnings                                 $ 20,076        $ 17,508        $ 14,825
         Pro forma earnings per share                                .99             .91             .78
         Pro forma earnings per share assuming dilution              .97             .89             .74
         ===============================================================================================

                  Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until future years.

                  The table below summarizes option activity for the periods indicated in the Company's stock option plans.

                                                                                 Weighted
                                                                                  Average
                                                                                 Exercise
         (In Thousands Except Per Share)                           Options        Price
         ================================================================================
         Outstanding at December 31, 1995                           1,248       $    4.54
            Granted                                                   780            9.88
            Exercised                                                (701)           3.00
            Forfeited                                                  (8)           9.68
         --------------------------------------------------------------------------------
         Outstanding at December 31, 1996                           1,319            8.48
            Granted                                                   322           15.95
            Exercised                                                 (47)           5.28
            Forfeited                                                  (9)          10.83
         --------------------------------------------------------------------------------
         Outstanding at December 31, 1997                           1,585           10.07
            Granted                                                   133           16.73
            Exercised                                                (235)           6.53
            Forfeited                                                (101)          15.47
         --------------------------------------------------------------------------------
         Outstanding at December 31, 1998                           1,382           10.92
         --------------------------------------------------------------------------------
         Exercisable at December 31, 1998                             266       $    6.69
         ================================================================================

                  Exercise prices for options outstanding as of December 31, 1998 ranged from $6.00 to $19.00. The weighted-average remaining contractual life of those options is 6.55 years.

NOTE I:  FRANCHISING OF AARON'S RENTAL PURCHASE STORES

         The Company franchises Aaron's Rental Purchase stores. As of December 31, 1998 and December 31, 1997, 227 and 186 franchises had been awarded, respectively. Franchisees pay a non-refundable initial franchise fee of $35,000 and an ongoing royalty of 5% of cash receipts. The Company recognizes this income as earned and includes it in Other Revenues in the Consolidated Statements of Earnings. The Company has guaranteed certain lease and debt obligations (primarily extending through 1999) of some of the franchisees amounting to $461,891 and $16,022,964, respectively, at December 31, 1998. The
         Company receives a guarantee and servicing fee based on such franchisees' outstanding debt obligations which it recognizes as income over the fee period. The Company has recourse rights to the leased property and to the assets securing the debt obligations. As a result, the Company does not expect to incur any significant losses under these guarantees.

NOTE J:  ACQUISITIONS AND DISPOSITIONS

         In December 1997, the Company acquired substantially all of the assets of RentMart Rent-To-Own, Inc., a wholly-owned subsidiary of the Associates Capital Corporation, for $18,012,000 in cash. The excess cost over the fair market value of tangible assets acquired was approximately $4,300,000. Also, in December 1997, the Company acquired substantially all of the assets of Blackhawk Convention Services, Inc. for $3,500,000 in cash. The excess cost over the fair market value of tangible assets acquired was approximately $2,700,000. During 1998, the Company acquired five rental purchase stores from a franchisee and acquired a lamp designer and manufacturer, Lamps Forever, Inc. The aggregate purchase price of these 1998 acquisitions was not significant.

                  These acquisitions were accounted for under the purchase method and, accordingly, the results of operations of the acquired businesses are included in the Company's results of operations from their dates of acquisition. The effect of these acquisitions on the 1998 and 1997 consolidated financial statements was not significant.

                  In October 1998, the Company sold substantially all of the assets of its convention furnishings division. The effect of the sale on the 1998 consolidated financial statements was not significant.

NOTE K:  SEGMENTS

         Description of Products and Services of Reportable Segments

         Aaron Rents, Inc. has four reportable segments: rent-to-rent, rental purchase, franchise and manufacturing. The rent-to-rent division rents and sells residential and office furniture to businesses and consumers who meet certain minimum credit requirements. The rental purchase division offers residential furniture, appliances, and electronics to consumers on a monthly payment basis with no credit requirements. The Company's franchise operation sells and supports franchises of its rental purchase concept. The manufacturing division manufactures upholstery, bedroom and office furniture, lamps and accessories, and bedding predominantly for use by the other divisions.

                  The principal source of revenue in the "Other" category was the Company's convention furnishings division which was sold during 1998.

         Measurement of Segment Profit or Loss and Segment Assets

         The Company evaluates performance and allocates resources based on revenue growth and pretax profit or loss from operations. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that the rental purchase division revenues and certain other items are presented on a cash basis. Intersegment sales are completed at internally negotiated amounts ensuring competitiveness with outside vendors. Since the intersegment profit and loss affect inventory valuation, depreciation and cost of goods sold are adjusted when intersegment profit is eliminated in consolidation.

         Factors Used by Management to Identify the Reportable Segments

         Aaron Rents, Inc.'s reportable segments are business units that service different customer profiles using distinct payment arrangements. The reportable segments are each managed separately because of differences in both customer base and infrastructure.

         Information on segments and a reconciliation to earnings before income taxes are as follows:


                                                                             Years Ended December 31,
         (In Thousands)                                               1998            1997            1996
         ===================================================================================================
         Revenues from external customers:
           Rent-to-Rent                                            $ 173,657       $ 163,263       $ 149,282
           Rental Purchase                                           193,283         139,893         112,304
           Franchise                                                   7,209           4,880           2,872
           Other                                                       5,470           2,089           8,475
         Manufacturing                                                52,628          49,302          46,978
         Elimination of intersegment revenues                        (52,067)        (48,344)        (45,197)
         Cash to accrual adjustments                                    (521)           (332)           (469)
                                                                   -----------------------------------------
           Total revenues from external customers                  $ 379,659       $ 310,751       $ 274,245
                                                                   =========================================

         Earnings before income taxes:
           Rent-to-Rent                                            $  19,565       $  18,883       $  16,196
           Rental Purchase                                            11,668          10,807           6,370
           Franchise                                                   3,607           1,880             766
           Other                                                        (744)           (743)            589
           Manufacturing                                               1,068           2,877           2,844
                                                                   -----------------------------------------
         Earnings before income taxes for reportable segments         35,164          33,704          26,765
         Elimination of intersegment profit                             (901)         (2,856)         (3,051)
         Cash to accrual adjustments                                    (344)           (271)           (342)
         Other allocations and adjustments                             1,272            (340)          1,807
                                                                   -----------------------------------------
           Total earnings before income taxes                      $  35,191       $  30,237       $  25,179
                                                                   =========================================

         Assets:
           Rent-to-Rent                                            $ 138,734       $ 135,094       $ 123,563
           Rental Purchase                                           103,930          83,742          56,205
           Franchise                                                   5,415           3,287           2,064
           Other                                                       9,286           5,453           4,227
           Manufacturing                                              14,809          11,806          12,044
                                                                   -----------------------------------------
             Total assets                                          $ 272,174       $ 239,382       $ 198,103
                                                                   =========================================

         Depreciation and amortization:
           Rent-to-Rent                                            $  29,327       $  27,685       $  24,854
           Rental Purchase                                            67,401          48,879          42,631
           Franchise                                                     276             197             117
           Other                                                         616             661           1,503
           Manufacturing                                                 524             502             400
           Elimination of intersegment profit and allocation             (54)           (437)          1,188
                                                                   =========================================
             Total depreciation and amortization                   $  98,090       $  77,487       $  70,693
                                                                   =========================================

         Interest expense:
           Rent-to-Rent                                            $   1,698       $   1,648       $   1,313
           Rental Purchase                                             2,874           1,646           1,712
           Franchise                                                                       9               8
           Other                                                         234              19              45
           Manufacturing                                                 406
           Elimination of intersegment allocations                    (1,651)            399             371
                                                                   -----------------------------------------
             Total interest expense                                $   3,561       $   3,721       $   3,449
         ===================================================================================================

NOTE L:  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)



         (In Thousands Except Per Share)         First Quarter    Second Quarter     Third Quarter    Fourth Quarter
         ==================================================================================================================
         Year Ended December 31, 1998
         Revenues                                   $ 92,809          $ 93,832          $ 95,882          $ 97,136
         Gross Profit                                 54,244            55,020            55,413            54,968
         Earnings Before Taxes                         8,680             9,090             8,029             9,392
         Net Earnings                                  5,286             5,554             4,906             5,738
         Earnings Per Share                         $    .28          $    .27          $    .23          $    .28
         Earnings Per Share Assuming Dilution            .27               .27               .23               .27
         ==================================================================================================================

         Year Ended December 31, 1997
         Revenues                                   $ 76,480          $ 77,465          $ 76,238          $ 80,568
         Gross Profit                                 43,574            44,236            43,996            45,559
         Earnings Before Taxes                         7,080             7,608             7,883             7,666
         Net Earnings                                  4,312             4,633             4,805             4,646
         Earnings Per Share                         $    .22          $    .24          $    .25          $    .25
         Earnings Per Share Assuming Dilution            .22               .24               .25               .24
         ==================================================================================================================


REPORT OF INDEPENDENT AUDITORS

         To the Board of Directors and Shareholders of Aaron Rents, Inc.:

         We have audited the accompanying consolidated balance sheets of Aaron Rents, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

                  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aaron Rents, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for the years ended December 31, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.

         /s/ Ernst & Young LLP


         Atlanta, Georgia
         March 15, 1999