Form 10-K405, Exhibit 13
period 1999-12-31
AARON RENTS INC
filed 2000-03-28
CIK 706688

                                                                      EXHIBIT 13

                             FINANCIAL HIGHLIGHTS


                                        YEAR ENDED     YEAR ENDED
(DOLLAR AMOUNTS IN THOUSANDS,          DECEMBER 31,   DECEMBER 31,  PERCENTAGE
EXCEPT PER SHARE)                          1999           1998        CHANGE

OPERATING RESULTS
--------------------------------------------------------------------------------
Revenues                               $  437,359     $  379,659       15.2%

Earnings Before Taxes                      41,302         35,191       17.4


Net Earnings                               25,602         21,484       19.2

Earnings Per Share                           1.28           1.06       20.8

Earnings Per Share

  Assuming Dilution                          1.26           1.04       21.2
--------------------------------------------------------------------------------

FINANCIAL POSITION

Total Assets                           $  318,408     $  272,174       17.0%

Rental Merchandise, Net                   219,831        194,163       13.2

Interest-Bearing Debt                      72,760         51,727       40.7

Shareholders' Equity                      183,718        168,871        8.8

Book Value Per Share                         9.22           8.22       12.2

Debt to Capitalization                       28.4%          23.4%

Pre-Tax Profit Margin                         9.4            9.3

Net Profit Margin                             5.9            5.7

Return on Average Equity                     14.5           15.1
--------------------------------------------------------------------------------

STORES OPEN

Rental Purchase                               213            182       17.0%

Rental Purchase Franchised                    155            136       14.0

Rent-to-Rent                                  107            109       -1.8

Total Stores                                  475            427       11.2%


                                  REVENUES BY
                                 CALENDAR YEAR
                                    [GRAPH]


                                 NET EARNINGS
                               BY CALENDAR YEAR
                                    [GRAPH]

                        SELECTED FINANCIAL INFORMATION


                                                                                                TWELVE
                                  YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED    MONTHS ENDED
(DOLLAR AMOUNTS IN THOUSANDS     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
EXCEPT PER SHARE)                    1999           1998           1997           1996           1995
                                                                                              (UNAUDITED)
--------------------------------------------------------------------------------------------------------

OPERATING RESULTS

Systemwide Revenues(1)            $  547,255     $  464,175     $  364,306     $  306,200     $  256,500
                                  ----------------------------------------------------------------------
Revenues:

  Rentals & Fees                  $  318,154     $  289,272     $  231,207     $  208,463     $  182,311

  Sales                              107,690         81,561         73,223         61,527         52,999

  Other                               11,515          8,826          6,321          4,255          2,465
                                  ----------------------------------------------------------------------
                                     437,359        379,659        310,751        274,245        237,775
                                  ----------------------------------------------------------------------
Costs & Expenses:

  Cost of Sales                       87,705         62,017         55,914         46,168         38,274

  Operating Expenses                 201,923        189,719        149,728        135,012        119,590

  Depreciation of
   Rental Merchandise                102,324         89,171         71,151         64,437         55,408

  Interest                             4,105          3,561          3,721          3,449          3,172
                                  ----------------------------------------------------------------------
                                     396,057        344,468        280,514        249,066        216,444
                                  ----------------------------------------------------------------------
Earnings Before
  Income Taxes                        41,302         35,191         30,237         25,179         21,331

Income Taxes                          15,700         13,707         11,841          9,786          8,113
                                  ----------------------------------------------------------------------
Net Earnings                      $   25,602     $   21,484     $   18,396     $   15,393     $   13,218
                                  ----------------------------------------------------------------------
Earnings Per Share                $     1.28     $     1.06     $      .96     $      .81     $      .68

Earnings Per Share
  Assuming Dilution                     1.26           1.04            .94            .77            .66
                                  ----------------------------------------------------------------------
Dividends Per Share:

  Common                          $      .04     $      .04     $      .04     $      .04     $      .05

  Class A                                .04            .04            .04            .04            .02
--------------------------------------------------------------------------------------------------------
FINANCIAL POSITION

Rental Merchandise, Net           $  219,831     $  194,163     $  176,968     $  149,984     $  122,311

Property, Plant &
  Equipment, Net                      55,918         50,113         39,757         33,267         23,492

Total Assets                         318,408        272,174        239,382        198,103        158,645

Interest-Bearing Debt                 72,760         51,727         76,486         55,365         37,479

Shareholders' Equity                 183,718        168,871        116,455        107,335         91,094
--------------------------------------------------------------------------------------------------------
AT YEAR END

Stores Open:

  Company-Operated                       320            291            292            240            212

  Franchised                             155            136            101             61             36

Rental Agreements in Effect          295,000        227,400        219,800        179,600        158,900

Number of Employees                    3,600          3,400          3,100          2,550          2,160
--------------------------------------------------------------------------------------------------------

(1) Systemwide revenues include rental revenues of franchised Aaron's Rental Purchase stores.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CHANGE IN FISCAL YEAR END

During 1995, the Company changed its fiscal year end from March 31 to December 31, which resulted in a nine month fiscal year ended December 31, 1995. The decision to change the fiscal year end was made for more convenience in both internal and external communications. To aid comparative analysis, the Company has elected to present the results of operations for the twelve months ended December 31, 1995 (unaudited), along with the years ended December 31, 1999, December 31, 1998, December 31, 1997 and December 31, 1996.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 VERSUS YEAR ENDED DECEMBER 31, 1998

Total revenues for 1999 increased $57.7 million (15.2%) to $437.4 million compared to $379.7 million in 1998 due primarily to a $28.9 million (10.0%) increase in rentals and fees revenues, plus a $26.4 million (139.1%) increase in non-retail sales. Of this increase in rentals and fees revenues, $32.7 million was attributable to the Aaron's Rental Purchase division. Rentals and fees from the Company's rent-to-rent operations increased $2.0 million excluding $5.8 million of rentals and fees from the Company's convention furnishings division, which was sold in the fourth quarter of 1998.

     Revenues from retail sales decreased $280,000 (.4%) to $62.3 million in 1999 from $62.6 million for the same period last year. The decrease was the result of new sales in the rent-to-rent division decreasing and the discontinued sale of prepaid cellular air time in the rental purchase division. Non-retail sales, which primarily represent merchandise sold to Aaron's Rental Purchase franchisees, increased $26.4 million (139.1%) to $45.4 million compared to $19.0 million for the same period last year. The increased sales are due to the growth of the franchise operations coupled with the addition of a new distribution center.

     Other revenues for 1999 increased $2.7 million (30.5%) to $11.5 million compared to $8.8 million in 1998. This increase was attributable to franchise fee and royalty income increasing $1.8 million (25.3%) to $9.1 million compared to $7.3 million last year, reflecting the net addition of 19 new franchised stores in 1999 and increasing operating revenues at mature franchised stores.

     Cost of sales from retail sales increased $868,000 (2.0%) to $45.3 million compared to $44.4 million, and as a percentage of sales, increased slightly to 72.6% from 70.9% primarily due to product mix. Cost of sales from non-retail sales increased $24.8 million (140.8%) to $42.5 million from $17.6 million, and as a percentage of sales, increased to 93.5% from 92.9%. The reduced margins on non-retail sales was primarily the result of lower margins on certain products sold to franchisees.

     Operating expenses increased $12.2 million (6.4%) to $201.9 million from $189.7 million. As a percentage of total revenues, operating expenses were 46.2% in 1999 and 50.0% in 1998. Operating expenses decreased as a percentage of total revenues between years primarily due to increased revenues in the Aaron's Rental Purchase division and the sale of the Company's convention furnishings division which had higher operating expenses than traditional rent-to-rent and rental purchase operations.

     Depreciation of rental merchandise increased $13.2 million (14.8%) to $102.3 million, from $89.2 million, and as a percentage of total rentals and fees, was 32.2% compared to 30.8% in 1998. The increase as a percentage of rentals and fees is primarily due to a greater percentage of the Company's rentals and fees coming from the Aaron's Rental Purchase division which depreciates its rental merchandise at a faster rate than the rent-to-rent division.

     Interest expense increased $544,000 (15.3%) to $4.1 million compared to $3.6 million. As a percentage of total revenues, interest expense remained unchanged at 0.9%.

     The Company manages its exposure to changes in short-term interest rates, particularly to reduce the impact on its floating-rate term notes, by entering into interest rate swap agreements. The counterparties to these contracts are high credit quality commercial banks. Consequently, credit risk, which is inherent in all swaps, has been minimized to a large extent. Interest expense is adjusted for the differential to be paid or received as interest rates change. The effect of such adjustments on interest expense has not been significant. The level of floating-rate debt fixed by swap agreements was $40.0 million during the year and the Company does not expect a significant change in this amount in 2000. Accordingly, the Company does not believe it has material exposure of potential, near-term losses in future earnings, and/or cash flows from reasonably possible near-term changes in market rates.

     Income tax expense increased $2.0 million (14.5%) to $15.7 million compared to $13.7 million. The Company's effective tax rate was 38.0% in 1999 compared to 39.0% in 1998.

     As a result, net earnings increased $4.1 million (19.2%) to $25.6 million for 1999 compared to $21.5 million for the same period in 1998. As a percentage of total revenues, net earnings were 5.9% in 1999 and 5.7% in 1998.

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

     Other revenues for 1998 increased $2.5 million (39.6%) to $8.8 million compared to $6.3 million in 1997. This increase was attributable to franchise fee and royalty income increasing $2.3 million (46.0%) to $7.3 million compared to $5.0 million last year, reflecting the net addition of 35 new franchised stores in 1998 and increasing operating revenues at mature franchised stores.

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

     Operating expenses increased $40.0 million (26.7%) to $189.7 million from $149.7 million. As a percentage of total revenues, operating expenses were 50.0% in 1998 and 48.2% in 1997. Operating expenses increased as a percentage of total revenues between years primarily due to the Company's acquisitions of RentMart Rent-To-Own, Inc. and Blackhawk Convention Services both in December 1997. The RentMart stores were relatively immature and had lower revenues over which to spread expenses and Blackhawk's convention furnishings business had higher operating expenses as a percentage of revenues than traditional rent-to-rent and rental purchase operations.

     Depreciation of rental merchandise increased $18.0 million (25.3%) to $89.2 million, from $71.2 million, and as a percentage of total rentals and fees, was 30.8% for both years. Interest expense decreased $160,000 (4.3%) to $3.6 million compared to $3.7 million. As a percentage of total revenues, interest expense was 0.9% in 1998 compared to 1.2% in 1997.

     Income tax expense increased $1.9 million (15.8%) to $13.7 million compared to $11.8 million. The Company's effective tax rate was 39.0% in 1998 compared to 39.2% in 1997.

     As a result, net earnings increased $3.1 million (16.8%) to $21.5 million for 1998 compared to $18.4 million for the same period in 1997. As a percentage of total revenues, net earnings were 5.7% in 1998 and 5.9% in 1997.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operations for the years ended December 31, 1999 and 1998 were $140.3 million and $120.6 million, respectively. Such cash flows include profits on the sale of rental return merchandise. The Company's primary capital requirements consist of acquiring rental merchandise for both rent-to-rent and Company-operated Aaron's Rental Purchase stores. As the Company continues to grow, the need for additional rental merchandise will continue to be the Company's major capital requirement. These capital requirements historically have been financed through bank credit, cash flow from operations, trade credit, proceeds from the sale of rental return merchandise and stock offerings.

     The Company has financed its growth through a revolving credit agreement with several banks, trade credit and internally generated funds. The revolving credit agreement provides for unsecured borrowings up to $90.0 million which includes a $6.0 million credit line to fund daily working capital requirements. At December 31, 1999, an aggregate of $72.2 million was outstanding under this facility, bearing interest at a weighted average variable rate of 6.88%. The Company uses interest rate swap agreements as part of its overall long-term financing program. At December 31, 1999, the Company had swap agreements with notional principal amounts of $40.0 million which effectively fixed the interest rates on an equal amount of the Company's revolving credit agreement at 6.93%.

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

     In February 1999, the Company's Board of Directors authorized the repurchase of up to 2,000,000 shares of the Company's Common Stock and/or Class A Common Stock in addition to the 471,690 shares at December 31, 1999; previously authorized. During 1999, 859,500 shares of the Company's stock were purchased at an aggregate cost of $12.7 million and the Company was authorized to purchase an additional 1,612,190 shares at December 31, 1999.

     The Company has paid dividends for thirteen consecutive years. A $.02 per share dividend on Common Stock and on Class A Common Stock was paid in January 1999 and July 1999, for a total fiscal year cash outlay of $816,000. The Company currently expects to continue its policy of paying dividends.

IMPACT OF YEAR 2000

In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company expensed approximately $500,000 during 1999 in connection with remediating its systems. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

CONSOLIDATED BALANCE SHEETS

                                                      DECEMBER 31,  DECEMBER 31,
(IN THOUSANDS, EXCEPT SHARE DATA)                        1999          1998
--------------------------------------------------------------------------------
ASSETS

Cash                                                  $      99       $      95

Accounts Receivable                                      21,030          16,226

Rental Merchandise                                      316,294         277,505

Less: Accumulated Depreciation                          (96,463)        (83,342)
                                                      -------------------------
                                                        219,831         194,163

Property, Plant & Equipment, Net                         55,918          50,113

Prepaid Expenses & Other Assets                          21,530          11,577
                                                      -------------------------
Total Assets                                          $ 318,408       $ 272,174
-------------------------------------------------------------------------------
LIABILITIES & SHAREHOLDERS' EQUITY

Accounts Payable & Accrued Expenses                   $  36,941       $  33,461

Dividends Payable                                           399             415

Deferred Income Taxes Payable                            14,410           7,811

Customer Deposits & Advance Payments                     10,180           9,889

Bank Debt                                                72,225          50,411

Other Debt                                                  535           1,316
                                                      -------------------------
   Total Liabilities                                    134,690         103,303

Commitments & Contingencies

Shareholders' Equity
  Common Stock, Par Value $.50 Per Share;
   Authorized: 25,000,000 Shares;
   Shares Issued: 18,270,987                              9,135           9,135

  Class A Common Stock, Par Value $.50 Per Share;
   Authorized: 25,000,000 Shares;
   Shares Issued: 5,361,761                               2,681           2,681

  Additional Paid-In Capital                             54,181          54,284

  Retained Earnings                                     159,313         134,511
                                                      -------------------------
                                                        225,310         200,611
Less: Treasury Shares at Cost,
  Common Stock, 2,177,956 Shares at
   December 31, 1999 & 1,558,991 Shares at
   December 31, 1998                                    (27,356)        (17,604)

  Class A Common Stock, 1,532,255 Shares at
   December 31, 1999 & 1,525,255 Shares at
   December 31, 1998                                    (14,236)        (14,136)
                                                      -------------------------
   Total Shareholders' Equity                           183,718         168,871
                                                      -------------------------
Total Liabilities & Shareholders' Equity              $ 318,408       $ 272,174
-------------------------------------------------------------------------------

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS


                                             YEAR ENDED        YEAR ENDED        YEAR ENDED
(IN THOUSANDS,                              DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
EXCEPT PER SHARE)                               1999              1998              1997
--------------------------------------------------------------------------------------------
REVENUES
Rentals & Fees                                $318,154          $289,272          $231,207
Retail Sales                                    62,296            62,576            58,602
Non-Retail Sales                                45,394            18,985            14,621
Other                                           11,515             8,826             6,321
                                              ----------------------------------------------
                                               437,359           379,659           310,751
--------------------------------------------------------------------------------------------
COSTS & EXPENSES
Retail Cost of Sales                            45,254            44,386            42,264
Non-Retail Cost of Sales                        42,451            17,631            13,650
Operating Expenses                             201,923           189,719           149,728
Depreciation of Rental Merchandise             102,324            89,171            71,151
Interest                                         4,105             3,561             3,721
                                              ----------------------------------------------
                                               396,057           344,468           280,514


Earnings Before Income Taxes                    41,302            35,191            30,237
Income Taxes                                    15,700            13,707            11,841
                                              ----------------------------------------------
Net Earnings                                  $ 25,602          $ 21,484          $ 18,396
                                              ----------------------------------------------
Earnings Per Share                            $   1.28          $   1.06          $    .96
Earnings Per Share Assuming Dilution              1.26              1.04               .94
--------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                     ADDITIONAL
                                             TREASURY STOCK                   COMMON STOCK             PAID-IN        RETAINED
(IN THOUSANDS)                            SHARES         AMOUNT           COMMON        CLASS A        CAPITAL        EARNINGS
------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996               (1,835)        $(15,102)        $ 8,085         $2,681        $15,445        $ 96,226
Reacquired Shares                          (795)          (8,918)
Dividends                                                                                                                 (758)
Reissued Shares                              47              361                                            39
Net Earnings                                                                                                            18,396
------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997               (2,583)         (23,659)          8,085          2,681         15,484         113,864
Stock Offering                                                             1,050                        38,908
Reacquired Shares                          (736)         (10,560)
Dividends                                                                                                                 (837)
Reissued Shares                             235            2,479                                          (108)
Net Earnings                                                                                                            21,484
------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998               (3,084)         (31,740)          9,135          2,681         54,284         134,511
Reacquired Shares                          (860)         (12,673)
Dividends                                                                                                                 (800)
Reissued Shares                             234            2,821                                          (103)
Net Earnings                                                                                                            25,602
------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999               (3,710)        $(41,592)        $ 9,135         $2,681        $54,181        $159,313
------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                           YEAR ENDED        YEAR ENDED         YEAR ENDED
                                                           DECEMBER 31,      DECEMBER 31,       DECEMBER 31,
(IN THOUSANDS)                                                 1999              1998                1997
------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net Earnings                                                 $ 25,602           $ 21,484           $ 18,396
Depreciation & Amortization                                   112,746             98,090             77,487
Deferred Income Taxes                                           6,599              1,124              3,805
Change in Accounts Payable &
   Accrued Expenses                                             3,480              3,109              5,103
Change in Accounts Receivable                                  (4,804)            (4,432)            (1,083)
Other Changes, Net                                             (3,330)             1,253              1,587
                                                             -----------------------------------------------
Cash Provided by Operating Activities                         140,293            120,628            105,295
------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Additions to Property, Plant & Equipment                      (21,030)           (22,209)           (15,165)
Book Value of Property Retired or Sold                          5,833              3,521              6,531
Additions to Rental Merchandise                              (218,933)          (174,496)          (145,262)
Book Value of Rental Merchandise Sold                          95,840             69,018             58,436
Contracts & Other Assets Acquired                             (11,393)            (1,841)           (21,665)
                                                             -----------------------------------------------
Cash Used by Investing Activities                            (149,683)          (126,007)          (117,125)
------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from Revolving Credit Agreement                      180,213            157,622            118,545
Repayments on Revolving Credit Agreement                     (158,399)          (183,115)           (97,766)
Proceeds from Common Stock Offering                                               39,958
(Decrease) Increase in Other Debt                                (781)               734                342
Dividends Paid                                                   (816)              (801)              (761)
Acquisition of Treasury Stock                                 (12,673)           (10,560)            (8,918)
Issuance of Stock Under Stock Option Plan                       1,850              1,540                400
                                                             -----------------------------------------------
Cash Provided by Financing Activities                           9,394              5,378             11,842
Increase (Decrease) in Cash                                         4                 (1)                12
Cash at Beginning of Year                                          95                 96                 84
                                                             -----------------------------------------------
Cash at End of Year                                          $     99           $     95           $     96
                                                             -----------------------------------------------
Cash Paid During the Year:
  Interest                                                   $  4,025           $  4,082           $  3,713
  Income Taxes                                                 15,289             10,004              6,989
------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 1999 and 1998, and for the Years Ended December 31, 1999, 1998 and 1997.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION -- The consolidated financial statements include the accounts of Aaron Rents, Inc. and its wholly-owned subsidiary, Aaron Investment Company (the Company). All significant intercompany accounts and transactions have been eliminated. The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

  LINE OF BUSINESS -- The Company is engaged in the business of renting and selling residential and office furniture, consumer electronics, appliances and other merchandise throughout the U.S. The Company manufactures furniture principally for its rental and sales operations.

  RENTAL MERCHANDISE consists primarily of residential and office furniture, consumer electronics, appliances and other merchandise and is recorded at cost. The rental purchase division depreciates merchandise over the agreement period, generally 12 months, when on rent, and 36 months, when not on rent, to a 0% salvage value. This method is similar to a method referred to as the income forecasting method in the rental purchase industry. The rent-to-rent division depreciates merchandise over its estimated useful life which ranges from 6 months to 60 months, net of its salvage value which ranges from 0% to 60%. All rental merchandise is available for rental and sale.

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

  COST OF SALES includes the net book value of merchandise sold, primarily using specific identification in the rental purchase division and first-in, first-out in the rent-to-rent division. It is not practicable to allocate operating expenses between selling and rental operations.

  ADVERTISING -- The Company expenses advertising costs as incurred. Such costs aggregated $12,496,000 in 1999, $11,523,000 in 1998, and $9,530,000 in 1997.

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

  EXCESS COSTS OVER NET ASSETS ACQUIRED -- Goodwill is amortized on a straight-line basis over a period of twenty years. Long-lived assets, including goodwill, are periodically reviewed for impairment based on an assessment of future operations. The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Measurement of an impairment loss is based on the estimated fair value of the asset.

  FAIR VALUE OF FINANCIAL INSTRUMENTS -- The carrying amounts reflected in the consolidated balance sheets for cash, accounts receivable, bank and other debt approximate their respective fair values.

  REVENUE RECOGNITION -- Rental revenues are recognized as revenue in the month they are due. Rental payments received prior to the month due are recorded as deferred rental revenue. Revenues from the sale of residential and office furniture and other merchandise are recognized at the time of shipment.

  COMPREHENSIVE INCOME -- As of January 1, 1998, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 130, Reporting Comprehensive Income. Statement 130 establishes new rules for the reporting and display of comprehensive income and its components. Statement 130 requires foreign currency translation adjustments and other items to be included in other comprehensive income. There were no differences between net income and comprehensive income in 1999, 1998 or 1997.

  RECLASSIFICATIONS -- Certain prior year amounts have been reclassified to conform with current year presentation.

  NEW ACCOUNTING PRONOUNCEMENTS -- In June 1998, the FASB issued Statement
No. 133, Accounting for Derivative Instruments and Hedging Activities. The statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

  The Company is required to adopt Statement 133 in 2001, however, management does not expect its adoption to have a significant impact on the Company's financial position or results of operations.

NOTE B: EARNINGS PER SHARE

Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year which were 20,062,000 shares in 1999, 20,312,000 shares in 1998, and 19,165,000 shares in 1997. The computation of earnings per share assuming dilution includes the dilutive effect of stock options. Such stock options had the effect of increasing the weighted average shares outstanding assuming dilution by 273,000, 421,000 and 497,000 in 1999, 1998 and 1997, respectively.

NOTE C: PROPERTY, PLANT & EQUIPMENT

                                              DECEMBER 31,        DECEMBER 31,
(IN THOUSANDS)                                    1999                1998
------------------------------------------------------------------------------
Land                                            $  8,837           $  6,342
Buildings & Improvements                          25,612             21,770
Leasehold Improvements & Signs                    31,294             27,069
Fixtures & Equipment                              24,622             19,450
Construction in Progress                           1,043              4,958
                                                ------------------------------
                                                  91,408             79,589
Less: Accumulated Depreciation
& Amortization                                   (35,490)           (29,476)
                                                ------------------------------
                                                $ 55,918           $ 50,113
------------------------------------------------------------------------------


NOTE D: DEBT

BANK DEBT -- The Company has a revolving credit agreement with four banks providing for unsecured borrowings up to $90,000,000, which includes a $6,000,000 credit line to fund daily working capital requirements. Amounts borrowed bear interest at the lower of the lender's prime rate, LIBOR plus
 .50%, or the rate at which certificates of deposit are offered in the secondary market plus .625%. The pricing under the working capital line is based upon overnight bank borrowing rates. At December 31, 1999 and 1998, an aggregate of $72,225,000 (bearing interest at 6.88%) and $50,411,000 (bearing interest at 6.12%), respectively, was outstanding under this agreement. The Company pays a
 .22% commitment fee on unused balances. The weighted average interest rate on borrowings under the revolving credit agreement (before giving effect to interest rate swaps) was 5.94% in 1999, 6.41% in 1998, and 6.29% in 1997. The effects of interest rate swaps on the weighted average interest rate were not material.

  The Company has entered into interest rate swap agreements that effectively fix the interest rate on $20,000,000 of borrowings under the revolving credit agreement at an average rate of 7.0% until November 2003 and an additional $20,000,000 at an average rate of 6.85% until June 2005. These swap agreements involve the receipt of amounts when the floating rates exceed the fixed rates and the payment of amounts when the fixed rates exceed the floating rates in such agreements over the life of the agreements. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to the floating rate interest expense related to the debt. The related amount payable to or receivable from counterparties is included in accrued liabilities or other assets. Unrealized gains under the swap agreements aggregated $670,000 at December 31, 1999.

  The revolving credit agreement may be terminated on ninety days' notice by the Company or six months' notice by the lenders. The debt is payable in 60 monthly installments following the termination date if terminated by the lenders.

  The agreement requires that the Company not permit its consolidated net worth as of the last day of any fiscal quarter to be less than the sum of (a) $105,000,000 plus (b) 50% of the Company's consolidated net income (but not loss) for the period beginning July 1, 1997 and ending on the last day of such fiscal quarter. It also places other restrictions on additional borrowings and requires the maintenance of certain financial ratios. At December 31, 1999, $50,450,000 of retained earnings were available for dividend payments and stock repurchases under the debt restrictions.

  OTHER DEBT -- Other debt of $535,000 at December 31, 1999 and $1,316,000 at December 31, 1998 primarily represents software financing and insurance premium agreements with interest rates ranging from 4.94% to 5.68%. Other debt matures in 2000.

NOTE E: INCOME TAXES

                                        YEAR ENDED         YEAR ENDED        YEAR ENDED
                                       DECEMBER 31,       DECEMBER 31,      DECEMBER 31,
(IN THOUSANDS)                             1999               1998              1997
----------------------------------------------------------------------------------------
Current Income
  Tax Expense:
Federal                                 $  8,020          $ 11,422            $  7,375
State                                      1,081             1,161                 661
                                        ------------------------------------------------
                                           9,101            12,583               8,036
Deferred Income
  Tax Expense:
Federal                                    5,989               949               3,287
State                                        610               175                 518
                                        ------------------------------------------------
                                           6,599             1,124               3,805
                                        ------------------------------------------------
                                        $ 15,700          $ 13,707            $ 11,841
----------------------------------------------------------------------------------------

Significant components of the Company's deferred income tax liabilities and assets are as follows:

                                         DECEMBER 31,   DECEMBER 31,
(IN THOUSANDS)                               1999           1998
--------------------------------------------------------------------
Deferred Tax Liabilities:
   Rental Merchandise and
   Property, Plant & Equipment              $19,345       $12,184
   Other, Net                                   577           451
                                            ------------------------
Total Deferred Tax Liabilities               19,922        12,635
Deferred Tax Assets:
   Accrued Liabilities                          961           836
   Advance Payments                           2,858         2,725
   Other, Net                                 1,693         1,263
                                            ------------------------
Total Deferred Tax Assets                     5,512         4,824
                                            ------------------------
Net Deferred Tax Liabilities                $14,410        $7,811
--------------------------------------------------------------------

The Company's effective tax rate differs from the federal income tax statutory rate as follows:

                                          YEAR ENDED     YEAR ENDED        YEAR ENDED
                                         DECEMBER 31,   DECEMBER 31,      DECEMBER 31,
(IN THOUSANDS)                               1999           1998              1997
--------------------------------------------------------------------------------------
Statutory Rate                              35.0%            35.0%            35.0%
Increases in Taxes
   Resulting From:
   State Income Taxes,
   Net of Federal Income
   Tax Benefit                               2.7              2.4              2.5
   Other, Net                                0.3              1.6              1.7
Effective Tax Rate                          38.0%            39.0%            39.2%
--------------------------------------------------------------------------------------

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

  Future minimum rental payments, including guaranteed residual values, required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 1999, are as follows:
$24,693,000 in 2000; $20,404,000 in 2001; $12,682,000 in 2002; $7,714,000 in
2003; $4,771,000 in 2004; and $8,037,000 thereafter.

  Rental expense was $28,851,000 in 1999, $25,563,000 in 1998, and $22,146,000
in 1997.

  The Company leases one building from an officer of the Company under a lease expiring in 2008 for annual rentals aggregating $212,700.

  The Company maintains a 401(k) savings plan for all full-time employees with at least one year of service with the Company and who meet certain eligibility requirements. The plan allows employees to contribute up to 10% of their annual compensation with 50% matching by the Company on the first 4% of compensation. The Company's expense related to the plan was $483,000 in 1999, $415,000 in 1998, and $357,000 in 1997.

NOTE G: SHAREHOLDERS' EQUITY

In February 1999, the Company's Board of Directors authorized the repurchase of up to 2,000,000 shares of the Company's Common Stock and/or Class A Common Stock. During 1999, 859,500 shares of the Company's common shares were purchased at an aggregate cost of $12,673,000 and the Company was authorized to purchase an additional 1,612,190 shares at December 31, 1999. At December 31, 1999, the Company held a total of 3,710,211 common shares in its treasury.

  On April 28, 1998, the Company issued, through a public offering, 2,100,000 shares of Common Stock. The net proceeds to the Company after deducting underwriting discounts and offering expenses were $39,958,000. The net proceeds were used to reduce indebtedness and for general business purposes.

  The Company has 1,000,000 shares of preferred stock authorized. The shares are issuable in series with terms for each series fixed by the Board and such issuance is subject to approval by the Board of Directors. No preferred shares have been issued.

NOTE H: STOCK OPTIONS

The Company has stock option plans under which options to purchase shares of the Company's Common Stock are granted to certain key employees. Under the plans, options granted become exercisable after a period of two or three years and unexercised options lapse five or ten years after the date of the grant. Options are subject to forfeiture upon termination of service. Under the plans, 1,533,000 of the Company shares are reserved for issuance at December 31, 1999. The weighted average fair value of options granted was $9.55 in 1999, $9.26 in 1998, and $8.58 in 1997.

  Pro forma information regarding net earnings and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options granted in 1999, 1998 and 1997 under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rates of 6.36%, 5.36% and 5.88%; a dividend yield of .23%, .26% and .25%; a volatility factor of the expected market price of the Company's Common Stock of .42, .43 and .39; and a weighted average expected life of the option of 8 years.

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

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:


(IN THOUSANDS EXCEPT                         YEARS ENDED DECEMBER 31,
PER SHARE)                          1999                1998                 1997
----------------------------------------------------------------------------------
Pro Forma Net Earnings             $24,424             $20,076             $17,508
Pro Forma Earnings Per Share          1.22                 .99                 .91
Pro Forma Earnings Per Share
   Assuming Dilution                  1.20                 .97                 .89
----------------------------------------------------------------------------------

  The table below summarizes option activity for the periods indicated in the Company's stock option plans.


                                                           WEIGHTED
                                                           AVERAGE
                                                           EXERCISE
(IN THOUSANDS EXCEPT PER SHARE)           OPTIONS           PRICE
-------------------------------------------------------------------
Outstanding at December 31, 1996           1,319           $ 8.48
   Granted                                   322            15.95
   Exercised                                 (47)            5.28
   Forfeited                                  (9)           10.83
-------------------------------------------------------------------
Outstanding at December 31, 1997           1,585            10.07
   Granted                                   133            16.73
   Exercised                                (235)            6.53
   Forfeited                                (101)           15.47
-------------------------------------------------------------------
Outstanding at December 31, 1998           1,382            10.92
   Granted                                   230            16.74
   Exercised                                (233)            7.91
   Forfeited                                 (77)           16.33
-------------------------------------------------------------------
Outstanding at December 31, 1999           1,302            12.17
-------------------------------------------------------------------
Exercisable at December 31, 1999             779           $ 9.38
-------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1999.


                                                 OPTIONS OUTSTANDING                                    OPTIONS EXERCISABLE
                               -----------------------------------------------------------      ---------------------------------
                                                        WEIGHTED AVERAGE          WEIGHTED                               WEIGHTED
                                    NUMBER                 REMAINING              AVERAGE            NUMBER              AVERAGE
                                  OUTSTANDING             CONTRACTUAL             EXERCISE         EXERCISABLE           EXERCISE
RANGE OF EXERCISE PRICES       DECEMBER 31, 1999             LIFE                   PRICE       DECEMBER 31, 1999          PRICE
------------------------------------------------------------------------------------------      ---------------------------------
$ 6.94-$10.00                       779,000                5.2 years               $ 9.38            779,000               $9.38
 10.01- 15.00                        96,000                9.1 years                13.13
 15.01- 20.25                       427,250                8.6 years                17.04
------------------------------------------------------------------------------------------      ---------------------------------
$ 6.94-$20.25                     1,302,250                6.6 years               $12.17            779,000               $9.38
------------------------------------------------------------------------------------------      ---------------------------------

NOTE I: FRANCHISING OF AARON'S RENTAL
PURCHASE STORES

The Company franchises Aaron's Rental Purchase stores. As of December 31, 1999 and December 31, 1998, 277 and 227 franchises had been awarded, respectively. Franchisees pay a non-refundable initial franchise fee of $35,000 and an ongoing royalty of 5% of cash receipts. Franchise fees and area development franchise fees are generated from the sale of rights to develop, own and operate Aaron's Rental Purchase stores. These fees are recognized when substantially all of the Company's obligations per location are satisfied (generally at the date of the store opening). Franchise fees and area development fees received prior to the substantial completion of the Company's obligations are deferred. The Company includes this income in Other Revenues in the Consolidated Statement of Earnings.

  The Company has guaranteed certain debt obligations of some of the franchisees amounting to $23,196,745 at December 31, 1999. The Company receives a guarantee and servicing fee based on such franchisees' outstanding debt obligations which it recognizes as income over the fee period. The Company has recourse rights to the assets securing the debt obligations. As a result, the Company does not expect to incur any significant losses under these guarantees.

NOTE J: ACQUISITIONS AND DISPOSITIONS

In December 1997, the Company acquired substantially all of the assets of RentMart Rent-To-Own, Inc., a wholly-owned subsidiary of the Associates Capital Corporation, for $18,012,000 in cash. The excess cost over the fair market value of tangible assets acquired was approximately $4,300,000. Also, in December 1997, the Company acquired substantially all of the assets of Blackhawk Convention Services, Inc. for $3,500,000 in cash. The excess cost over the fair market value of tangible assets acquired was approximately $2,700,000. During 1998, the Company acquired five rental purchase stores from a franchisee and acquired a lamp designer and manufacturer, Lamps Forever, Inc. The aggregate purchase price of these 1998 acquisitions was not significant. In 1999, the Company acquired 18 rental purchase stores with an aggregate purchase price of $10,252,000. The excess cost over the fair market value of tangible assets acquired was approximately $5,985,000. Also in 1999, the Company acquired two rent-to-rent stores. The aggregate purchase price of these 1999 acquisitions was not significant.

  These acquisitions were accounted for under the purchase method and, accordingly, the results of operations of the acquired businesses are included in the Company's results of operations from their dates of acquisition. The effect of these acquisitions on the 1999, 1998 and 1997 consolidated financial statements was not significant.

  In October 1998, the Company sold substantially all of the assets of its convention furnishings division. The effect of the sale on the 1998 consolidated financial statements was not significant.

  In 1999, the Company sold four of its rent-to-rent stores. The effect of the sale on the consolidated financial statements was not significant.

NOTE K: SEGMENTS

DESCRIPTION OF PRODUCTS AND SERVICES OF REPORTABLE SEGMENTS

Aaron Rents, Inc. has four reportable segments: rental purchase, rent-to-rent, franchise and manufacturing. The rental purchase division offers electronics, residential furniture and appliances to consumers on a monthly payment basis with no credit requirements. The rent-to-rent division rents and sells residential and office furniture to businesses and consumers who meet certain minimum credit requirements. The Company's franchise operation sells and supports franchises of its rental purchase concept. The manufacturing division manufactures upholstery, bedroom and office furniture, lamps and accessories, and bedding predominantly for use by the other divisions.

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

  Information on segments and a reconciliation to earnings before income taxes are as follows:


                                                        YEARS ENDED DECEMBER 31,
(IN THOUSANDS)                                1999                1998                1997
--------------------------------------------------------------------------------------------
Revenues From External Customers:
  Rental Purchase                          $ 252,284           $ 193,283           $ 139,893
  Rent-to-Rent                               173,579             173,657             163,263
  Franchise                                    9,079               7,209               4,880
  Other                                        1,551               5,470               2,089
Manufacturing                                 54,550              52,628              49,302
Elimination of
  Intersegment Revenues                      (53,941)            (52,067)            (48,344)
Cash to Accrual Adjustments                      257                (521)               (332)
                                           -------------------------------------------------
  Total Revenues From
    External Customers                     $ 437,359           $ 379,659           $ 310,751
                                           -------------------------------------------------
Earnings Before Income Taxes:
  Rental Purchase                          $  20,630           $  11,668           $  10,807
  Rent-to-Rent                                14,369              19,565              18,883
  Franchise                                    5,042               3,607               1,880
  Other                                       (1,072)               (744)               (743)
  Manufacturing                                  717               1,068               2,877
                                           -------------------------------------------------
Earnings Before Income Taxes
  For Reportable Segments                     39,686              35,164              33,704
Elimination of
  Intersegment Profit                           (357)               (901)             (2,856)
Cash to Accrual Adjustments                      855                (344)               (271)
Other Allocations
  & Adjustments                                1,118               1,272                (340)
                                           -------------------------------------------------
    Total Earnings Before
       Income Taxes                        $  41,302           $  35,191           $  30,237
                                           -------------------------------------------------
Assets:
  Rental Purchase                          $ 139,177           $ 103,930           $  83,742
  Rent-to-Rent                               138,349             138,734             135,094
  Franchise                                   10,755               5,415               3,287
  Other                                       16,097               9,286               5,453
  Manufacturing                               14,030              14,809              11,806
                                           -------------------------------------------------
    Total Assets                           $ 318,408           $ 272,174           $ 239,382
                                           -------------------------------------------------
Depreciation & Amortization:
  Rental Purchase                          $  78,385           $  67,401           $  48,879
  Rent-to-Rent                                32,946              29,327              27,685
  Franchise                                      347                 276                 197
  Other                                          492                 562                 224
  Manufacturing                                  576                 524                 502
                                           -------------------------------------------------
       Total Depreciation
         & Amortization                    $ 112,746           $  98,090           $  77,487
                                           -------------------------------------------------
Interest Expense:
  Rental Purchase                          $   1,702           $   2,826           $   1,646
  Rent-to-Rent                                 2,317               1,698               1,648
  Franchise                                      117                  48                   9
  Other                                          (31)             (1,011)                418
  Manufacturing                                                      406
  Elimination of
    Intersegment Allocations                                        (406)
                                           -------------------------------------------------
       Total Interest Expense              $   4,105           $   3,561           $   3,721
--------------------------------------------------------------------------------------------

NOTE L: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                                FIRST             SECOND            THIRD             FOURTH
(IN THOUSANDS EXCEPT PER SHARE)                QUARTER           QUARTER           QUARTER           QUARTER
-------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1999
Revenues                                      $ 104,303         $ 107,364         $ 109,379         $ 116,313
Gross Profit                                     57,706            59,246            59,340            59,523
Earnings Before Taxes                            10,779            10,615             9,860            10,048
Net Earnings                                      6,679             6,575             6,108             6,240
Earnings Per Share                            $     .33         $     .33         $     .30         $     .32
Earnings Per Share Assuming Dilution                .33               .32               .30               .31
-------------------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1998
Revenues                                      $  92,809         $  93,832         $  95,882         $  97,136
Gross Profit                                     54,244            55,020            55,413            54,968
Earnings Before Taxes                             8,680             9,090             8,029             9,392
Net Earnings                                      5,286             5,554             4,906             5,738
Earnings Per Share                            $     .28         $     .27         $     .23         $     .28
Earnings Per Share Assuming Dilution                .27               .27               .23               .27
-------------------------------------------------------------------------------------------------------------



REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AARON RENTS, INC.:

We have audited the accompanying consolidated balance sheets of Aaron Rents, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aaron Rents, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years ended December 31, 1999, 1998 and 1997, in conformity with accounting principles generally accepted in the United States.


/S/ ERNST & YOUNG, LLP


Atlanta, Georgia
February 18, 2000

COMMON STOCK MARKET PRICES & DIVIDENDS

The following table shows, for the periods indicated, the range of high and low prices per share for the Common Stock and Class A Common Stock and the cash dividends declared per share.

  On March 20, 1998, the Company's Common Stock and Class A Common Stock were listed on the New York Stock Exchange under the symbols "RNT" and "RNT.A," respectively. Previously, the Company's Common Stock and Class A Common Stock were traded on The NASDAQ Stock Market under the symbols "ARON" and "ARONA," respectively.

  The approximate number of shareholders of the Company's Common Stock and Class A Common Stock at March 15, 2000, was 6,000. The closing price for the Common Stock and Class A Common Stock on March 15, 2000, was $14.81, and $17.63, respectively.


                                                      CASH
                                                    DIVIDENDS
COMMON STOCK                HIGH          LOW       PER SHARE
-------------------------------------------------------------
DECEMBER 31, 1999
First Quarter              $17.00       $12.88       $
Second Quarter              22.25        15.06          .02
Third Quarter               22.00        16.50
Fourth Quarter              20.00        15.25          .02
-------------------------------------------------------------

DECEMBER 31, 1998
First Quarter              $24.31       $16.38       $
Second Quarter              24.13        17.38          .02
Third Quarter               23.50        11.88
Fourth Quarter              15.94        11.13          .02
-------------------------------------------------------------


                                                      CASH
CLASS A                                             DIVIDENDS
COMMON STOCK                HIGH          LOW       PER SHARE
-------------------------------------------------------------
DECEMBER 31, 1999
First Quarter              $15.50       $11.63       $
Second Quarter              18.00        11.88          .02
Third Quarter               18.56        14.75
Fourth Quarter              20.00        14.75          .02
-------------------------------------------------------------

DECEMBER 31, 1998
First Quarter              $26.00       $15.75       $
Second Quarter              22.75        18.13          .02
Third Quarter               21.00        11.50
Fourth Quarter              15.13        10.56          .02
-------------------------------------------------------------


STORE LOCATION MAP


                                     [MAP]