Form 10-K, Exhibit 13
period 2000-12-31
AARON RENTS INC
filed 2001-03-30
CIK 706688

                                                                      EXHIBIT 13

                              FINANCIAL HIGHLIGHTS

                                      YEAR ENDED      YEAR ENDED
(DOLLAR AMOUNTS IN THOUSANDS,         DECEMBER 31,    DECEMBER 31,       PERCENTAGE
EXCEPT PER SHARE)                        2000            1999              CHANGE
-------------------------------------------------------------------------------------
Operating Results
Revenues                              $   502,920     $   437,359            15.0%
Earnings Before Taxes                      43,906          41,302             6.3
Net Earnings                               27,261          25,602             6.5
Earnings Per Share                           1.38            1.28             7.8
Earnings Per Share
  Assuming Dilution                          1.37            1.26             8.7
-------------------------------------------------------------------------------------
Financial Position
Total Assets                          $   380,379     $   318,408            19.5%
Rental Merchandise, Net                   267,713         219,831            21.8
Interest-Bearing Debt                     104,769          72,760            44.0
Shareholders' Equity                      208,538         183,718            13.5
Book Value Per Share                        10.50            9.22            13.8
Debt to Capitalization                       33.4%           28.4%
Pre-Tax Profit Margin                         8.7             9.4
Net Profit Margin                             5.4             5.9
Return on Average Equity                     13.9            14.5
-------------------------------------------------------------------------------------
Stores Open
Sales & Lease Ownership                       263             213            23.5%
Sales & Lease Ownership Franchised            193             155            24.5
Rent-to-Rent                                   98             107            (8.4)
-------------------------------------------------------------------------------------
Total Stores                                  554             475            16.6%



                           Revenues by calendar year
                                    [CHART]


                         Net Earnings by calendar year
                                    [CHART]

                               SELECTED FINANCIAL
                                   INFORMATION

(DOLLAR AMOUNTS               YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
IN THOUSANDS                  DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
EXCEPT PER SHARE)                2000           1999           1998           1997            1996
------------------------------------------------------------------------------------------------------
Operating Results
Systemwide Revenues(1)        $    656,096   $    547,255   $    464,175   $    364,306   $    306,200
Revenues:
  Rentals & Fees              $    359,880   $    318,154   $    289,272   $    231,207   $    208,463
  Sales                            127,915        107,690         81,561         73,223         61,527
  Other                             15,125         11,515          8,826          6,321          4,255
                              ------------------------------------------------------------------------
                                   502,920        437,359        379,659        310,751        274,245
                              ------------------------------------------------------------------------
Costs & Expenses:
  Cost of Sales                    105,152         87,705         62,017         55,914         46,168
  Operating Expenses               227,587        201,923        189,719        149,728        135,012
  Depreciation of
    Rental Merchandise             120,650        102,324         89,171         71,151         64,437
  Interest                           5,625          4,105          3,561          3,721          3,449
                              ------------------------------------------------------------------------
                                   459,014        396,057        344,468        280,514        249,066
                              ------------------------------------------------------------------------
Earnings Before
  Income Taxes                      43,906         41,302         35,191         30,237         25,179
Income Taxes                        16,645         15,700         13,707         11,841          9,786
                              ------------------------------------------------------------------------
Net Earnings                  $     27,261   $     25,602   $     21,484   $     18,396   $     15,393
                              ------------------------------------------------------------------------
Earnings Per Share            $       1.38   $       1.28   $       1.06   $        .96   $        .81
Earnings Per Share
  Assuming Dilution                   1.37           1.26           1.04            .94            .77
                              ------------------------------------------------------------------------
Dividends Per Share:
  Common                      $        .04   $        .04   $        .04   $        .04   $        .04
  Class A                              .04            .04            .04            .04            .04

------------------------------------------------------------------------------------------------------
Financial Position
Rental Merchandise, Net       $    267,713   $    219,831   $    194,163   $    176,968   $    149,984
Property, Plant &
  Equipment, Net                    63,174         55,918         50,113         39,757         33,267
Total Assets                       380,379        318,408        272,174        239,382        198,103
Interest-Bearing Debt              104,769         72,760         51,727         76,486         55,365
Shareholders' Equity               208,538        183,718        168,871        116,455        107,335

------------------------------------------------------------------------------------------------------
At Year End
Stores Open:
  Company-Operated                     361            320            291            292            240
  Franchised                           193            155            136            101             61
Rental Agreements in Effect        281,000        254,000        227,400        219,800        179,600
Number of Employees                  3,900          3,600          3,400          3,100          2,550
------------------------------------------------------------------------------------------------------


(1) Systemwide revenues include rental revenues of franchised Aaron's Sales & Lease Ownership stores.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Year Ended December 31, 2000 versus Year Ended December 31, 1999

   Total revenues for 2000 increased $65.6 million (15.0%) to $502.9 million compared to $437.4 million in 1999 due primarily to a $41.7 million (13.1%) increase in rentals and fees revenues, plus a $20.1 million (44.3%) increase in non-retail sales. Of this increase in rentals and fees revenues, $37.7 million was attributable to Aaron's Sales & Lease Ownership, the Company's rental purchase division. Rentals and fees revenues from the Company's rent-to-rent operations increased $4.0 million during the same period.

   Revenues from retail sales increased $121,000 (.2%) to $62.4 million in 2000, from $62.3 million for the same period last year. Non-retail sales, which primarily represent merchandise sold to Aaron's Sales & Lease Ownership franchisees, increased $20.1 million (44.3%) to $65.5 million compared to $45.4 million for the same period last year. The increased sales are due to the growth of the franchise operations.

   Other revenues for 2000 increased $3.6 million (31.4%) to $15.1 million compared to $11.5 million in 1999. This increase was attributable to franchise fee and royalty income increasing $3.3 million (36.3%) to $12.4 million compared to $9.1 million last year, reflecting the net addition of 38 new franchised stores in 2000 and improved operating revenues at mature franchised stores.

   Cost of sales from retail sales decreased $1.1 million (2.4%) to $44.2 million compared to $45.3 million, and as a percentage of sales, decreased to 70.7% from 72.6% primarily due to product mix. Cost of sales from non-retail sales increased $18.5 million (43.7%) to $61.0 million from $42.5 million, and as a percentage of sales, decreased to 93.1% from 93.5%. The increased margins on non-retail sales was primarily the result of slightly higher margins on certain products sold to franchisees.

   Operating expenses increased $25.7 million (12.7%) to $227.6 million from $201.9 million. As a percentage of total revenues, operating expenses were 45.3% in 2000 and 46.2% in 1999. Operating expenses decreased as a percentage of total revenues between years primarily due to increased revenues in the Aaron's Sales & Lease Ownership division.

   Depreciation of rental merchandise increased $18.3 million (17.9%) to $120.7 million, from $102.3 million, and as a percentage of total rentals and fees increased to 33.5% from 32.2% in 1999. The increase as a percentage of rentals and fees is primarily due to a greater percentage of the Company's rentals and fees coming from the Aaron's Sales & Lease Ownership division which depreciates its rental merchandise at a faster rate than the rent-to-rent division.

   Interest expense increased $1.5 million (37.0%) to $5.6 million compared to $4.1 million. As a percentage of total revenues, interest expense was 1.1% in 2000 compared to .9% in 1999. The increase in interest expense as a percentage of revenues was due to increased interest rates along with higher daily average debt levels.

   The Company manages its exposure to changes in short-term interest rates, particularly to reduce the impact on its floating-rate revolving credit facility, by entering into interest rate swap agreements. The counterparties to these contracts are high credit quality commercial banks. Consequently, credit risk, which is inherent in all swaps, has been minimized to a large extent. Interest expense is adjusted for the differential to be paid or received as interest rates change. The effect of such adjustments on interest expense has not been significant. The level of floating-rate debt fixed by swap agreements was $40.0 million during the year and the Company does not expect a significant change in this amount in 2001. Accordingly, the Company does not believe it has material exposure of potential near-term losses in future earnings, and/or cash flows from reasonably possible near-term changes in market rates.

   Income tax expense increased $945,000 (6.0%) to $16.6 million compared to $15.7 million. The Company's effective tax rate was 37.9% in 2000 compared to 38.0% in 1999.

   As a result, net earnings increased $1.7 million (6.5%) to $27.3 million for 2000 compared to $25.6 million for the same period in 1999. As a percentage of total revenues, net earnings were 5.4% in 2000 and 5.9% in 1999.

   The decrease in net earnings as a percentage of total revenues is the result of startup losses associated with the increased rate at which the Company opened new Aaron's Sales & Lease Ownership stores with 32 stores opened in 2000 compared to 17 in 1999.

Year Ended December 31, 1999 versus Year Ended December 31, 1998

   Total revenues for 1999 increased $57.7 million (15.2%) to $437.4 million compared to $379.7 million in 1998 due primarily to a $28.9 million (10.0%) increase in rentals and fees revenues, plus a $26.4 million (139.1%) increase in non-retail sales. Of this increase in rentals and fees revenues, $32.7 million was attributable to the Aaron's Sales & Lease Ownership division. Rentals and fees from the Company's rent-to-rent operations increased $2.0 million excluding $5.8 million of rentals and fees from the Company's convention furnishings division, which was sold in the fourth quarter of 1998.

   Revenues from retail sales decreased $280,000 (.4%) to $62.3 million in 1999 from $62.6 million for the same period in 1998. The decrease was the result of new sales in the rent-to-rent division decreasing and the discontinued sale of prepaid cellular air time in the rental purchase division. Non-retail sales, which primarily represent merchandise sold to Aaron's Sales & Lease Ownership franchisees, increased $26.4 million (139.1%) to $45.4 million compared to $19.0 million for the same period in 1998. The increased sales are due to the growth of the franchise operations coupled with the addition of a new distribution center.

   Other revenues for 1999 increased $2.7 million (30.5%) to $11.5 million compared to $8.8 million in 1998. This increase was attributable to franchise fee and royalty income increasing $1.8 million (25.3%) to $9.1 million compared to $7.3 million in 1998, reflecting the net addition of 19 new franchised stores in 1999 and increasing operating revenues at mature franchised stores.

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

   Operating expenses increased $12.2 million (6.4%) to $201.9 million from $189.7 million. As a percentage of total revenues, operating expenses were 46.2% in 1999 and 50.0% in 1998. Operating expenses decreased as a percentage of total revenues between years primarily due to increased revenues in the Aaron's Sales & Lease Ownership division and the sale of the Company's convention furnishings division which had higher operating expenses than traditional rent-to-rent and rental purchase operations.

   Depreciation of rental merchandise increased $13.2 million (14.8%) to $102.3 million, from $89.2 million, and as a percentage of total rentals and fees, was 32.2% compared to 30.8% in 1998. The increase as a percentage of rentals and fees is primarily due to a greater percentage of the Company's rentals and fees coming from the Aaron's Sales & Lease Ownership division which depreciates its rental merchandise at a faster rate than the rent-to-rent division.

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

Liquidity and Capital Resources

   Cash flows from operations for the years ended December 31, 2000 and 1999 were $166.2 million and $140.3 million, respectively. Such cash flows include profits on the sale of rental return merchandise. The Company's primary capital requirements consist of acquiring rental merchandise for both rent-to-rent and Company-operated Aaron's Sales & Lease Ownership stores. As the Company continues to grow, the need for additional rental merchandise will continue to be the Company's major capital requirement. These capital requirements historically have been financed through bank credit, cash flow from operations, trade credit, proceeds from the sale of rental return merchandise and stock offerings.

   The Company has financed its growth through a revolving credit agreement with several banks, trade credit and internally generated funds. The revolving credit agreement provides for unsecured borrowings up to $90.0 million which includes a $6.0 million credit line to fund daily working capital requirements. At December 31, 2000, an aggregate of $90.0 million was outstanding under this facility, bearing interest at a weighted average variable rate of 7.04%. The Company uses interest rate swap agreements as part of its overall long-term financing program. At December 31, 2000, the Company had swap agreements with notional principal amounts of $40.0 million which effectively fixed the interest rates on an equal amount of the Company's revolving credit agreement at 6.93%.

   In 2000, the Company entered into a credit agreement with two banks providing for unsecured borrowings up to $10,000,000. At December 31, 2000 and aggregate of $10,000,000 bearing interest at libor plus 1.00% was outstanding under the agreement. The debt matures in 2001. In addition, the Company issued $4,200,000 of industrial development corporation revenue bonds. The average weighted borrowing rate on these bonds in 2000 was 4.55%. No principal payments are due on the bonds until maturity in 2015.

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

   During 2000, 327,500 shares of the Company's stock were purchased at an aggregate cost of $4.6 million and the Company was authorized to purchase an additional 1,284,690 shares at December 31, 2000.

   The Company has paid dividends for fourteen consecutive years. A $.02 per share dividend on Common Stock and on Class A Common Stock was paid in January 2000 and July 2000, for a total fiscal year cash outlay of $792,000. The Company currently expects to continue its policy of paying dividends.

                                  CONSOLIDATED
                                 BALANCE SHEETS


                                                          DECEMBER 31,     DECEMBER 31,
(IN THOUSANDS, EXCEPT SHARE DATA)                            2000             1999
---------------------------------------------------------------------------------------
Assets

Cash                                                      $         95     $         99
Accounts Receivable                                             23,637           21,030
Rental Merchandise                                             381,930          316,294
Less: Accumulated Depreciation                                (114,217)         (96,463)
                                                          -----------------------------
                                                               267,713          219,831
Property, Plant & Equipment, Net                                63,174           55,918
Prepaid Expenses & Other Assets                                 25,760           21,530
                                                          -----------------------------
Total Assets                                              $    380,379     $    318,408
---------------------------------------------------------------------------------------

Liabilities & Shareholders' Equity

Accounts Payable & Accrued Expenses                       $     34,693     $     36,941
Dividends Payable                                                  399              399
Deferred Income Taxes Payable                                   20,986           14,410
Customer Deposits & Advance Payments                            10,994           10,180
Bank Debt                                                      100,000           72,225
Other Debt                                                       4,769              535
                                                          -----------------------------
     Total Liabilities                                         171,841          134,690
Commitments & Contingencies
Shareholders' Equity
   Common Stock, Par Value $.50 Per Share;
     Authorized: 25,000,000 Shares;
     Shares Issued: 18,270,987                                   9,135            9,135
   Class A Common Stock, Par Value $.50 Per Share;
     Authorized: 25,000,000 Shares;
     Shares Issued: 5,361,761                                    2,681            2,681
   Additional Paid-In Capital                                   53,662           54,181
   Retained Earnings                                           185,782          159,313
                                                          -----------------------------
                                                               251,260          225,310
Less: Treasury Shares at Cost,
   Common Stock, 2,230,446 Shares at December 31, 2000
     & 2,177,956 Shares at December 31, 1999                   (28,486)         (27,356)
   Class A Common Stock, 1,532,255 Shares                      (14,236)         (14,236)
                                                          -----------------------------
     Total Shareholders' Equity                                208,538          183,718
                                                          -----------------------------
Total Liabilities & Shareholders' Equity                  $    380,379     $    318,408
---------------------------------------------------------------------------------------

The accompanying notes are an integral part of the Consolidated Financial Statements.

                             CONSOLIDATED STATEMENTS
                                   OF EARNINGS


                                         YEAR ENDED      YEAR ENDED      YEAR ENDED
(IN THOUSANDS,                          DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
EXCEPT PER SHARE)                           2000            1999            1998
------------------------------------------------------------------------------------
Revenues
Rentals & Fees                          $    359,880    $    318,154    $    289,272
Retail Sales                                  62,417          62,296          62,576
Non-Retail Sales                              65,498          45,394          18,985
Other                                         15,125          11,515           8,826
                                        --------------------------------------------
                                             502,920         437,359         379,659
------------------------------------------------------------------------------------
Costs & Expenses
Retail Cost of Sales                          44,156          45,254          44,386
Non-Retail Cost of Sales                      60,996          42,451          17,631
Operating Expenses                           227,587         201,923         189,719
Depreciation of Rental Merchandise           120,650         102,324          89,171
Interest                                       5,625           4,105           3,561
                                        --------------------------------------------
                                             459,014         396,057         344,468
                                        --------------------------------------------
Earnings Before Income Taxes                  43,906          41,302          35,191
Income Taxes                                  16,645          15,700          13,707
                                        --------------------------------------------
Net Earnings                            $     27,261    $     25,602    $     21,484
                                        --------------------------------------------
Earnings Per Share                      $       1.38    $       1.28    $       1.06
Earnings Per Share Assuming Dilution            1.37            1.26            1.04
------------------------------------------------------------------------------------

The accompanying notes are an integral part of the Consolidated Financial Statements.

                             CONSOLIDATED STATEMENTS
                             OF SHAREHOLDERS' EQUITY

                                                                                   ADDITIONAL
                                   TREASURY STOCK            COMMON STOCK           PAID-IN       RETAINED
(IN THOUSANDS)                  SHARES       AMOUNT        COMMON      CLASS        CAPITAL       EARNINGS
-----------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997     (2,583)     $ (23,659)     $ 8,085      $ 2,681     $ 15,484       $ 113,864
Stock Offering                                              1,050                    38,908
Reacquired Shares                (736)       (10,560)
Dividends                                                                                              (837)
Reissued Shares                   235          2,479                                   (108)
Net Earnings                                                                                         21,484
-----------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998     (3,084)       (31,740)       9,135        2,681       54,284         134,511
Reacquired Shares                (860)       (12,673)
Dividends                                                                                              (800)
Reissued Shares                   234          2,821                                   (103)
Net Earnings                                                                                         25,602
-----------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999     (3,710)       (41,592)       9,135        2,681       54,181         159,313
Reacquired Shares                (328)        (4,625)
Dividends                                                                                              (792)
Reissued Shares                   275          3,495                                   (519)
Net Earnings                                                                                         27,261
-----------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000     (3,763)     $ (42,722)     $ 9,135      $ 2,681     $ 53,662       $ 185,782
-----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the Consolidated Financial Statements.

                            CONSOLIDATED STATEMENTS
                                 OF CASH FLOWS


                                            YEAR ENDED       YEAR ENDED       YEAR ENDED
                                            DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
(IN THOUSANDS)                                 2000             1999             1998
==========================================================================================
Operating Activities
Net Earnings                                $     27,261     $     25,602     $     21,484
Depreciation & Amortization                      133,109          112,746           98,090
Deferred Income Taxes                              6,576            6,599            1,124
Change in Accounts Payable &
  Accrued Expenses                                (2,248)           3,480            3,109
Change in Accounts Receivable                     (2,607)          (4,804)          (4,432)
Other Changes, Net                                 4,074           (3,330)           1,253
                                            ----------------------------------------------
Cash Provided by Operating Activities            166,165          140,293          120,628
==========================================================================================
Investing Activities
Additions to Property, Plant & Equipment         (23,761)         (21,030)         (22,209)
Book Value of Property Retired or Sold             7,326            5,833            3,521
Additions to Rental Merchandise                 (279,580)        (218,933)        (174,496)
Book Value of Rental Merchandise Sold            115,601           95,840           69,018
Contracts & Other Assets Acquired                (14,273)         (11,393)          (1,841)
                                            ----------------------------------------------
Cash Used by Investing Activities               (194,687)        (149,683)        (126,007)
==========================================================================================
Financing Activities
Proceeds from Revolving Credit Agreement         198,403          180,213          157,622
Repayments on Revolving Credit Agreement        (170,628)        (158,399)        (183,115)
Proceeds from Common Stock Offering                                                 39,958
Increase (Decrease) in Other Debt                  4,234             (781)             734
Dividends Paid                                      (792)            (816)            (801)
Acquisition of Treasury Stock                     (4,625)         (12,673)         (10,560)
Issuance of Stock under Stock Option Plans         1,926            1,850            1,540
                                            ----------------------------------------------
Cash Provided by Financing Activities             28,518            9,394            5,378
(Decrease) Increase in Cash                           (4)               4               (1)
Cash at Beginning of Year                             99               95               96
                                            ----------------------------------------------
Cash at End of Year                         $         95     $         99     $         95
                                            ----------------------------------------------
Cash Paid During the Year:
  Interest                                  $      5,674     $      4,025     $      4,082
  Income Taxes                                     5,762           15,289           10,004
==========================================================================================

The accompanying notes are an integral part of the Consolidated Financial Statements.

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

As of December 31, 2000 and 1999, and for the Years Ended December 31, 2000, 1999 and 1998.

Note A: Summary of Significant Accounting Policies

BASIS OF PRESENTATION -- The consolidated financial statements include the accounts of Aaron Rents, Inc. and its wholly-owned subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated. The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

   LINE OF BUSINESS -- The Company is engaged in the business of renting and selling residential and office furniture, consumer electronics, appliances and other merchandise throughout the U.S. and Puerto Rico. The Company manufactures furniture principally for its rental and sales operations.

   RENTAL MERCHANDISE consists primarily of residential and office furniture, consumer electronics, appliances and other merchandise and is recorded at cost. The sales & lease ownership division depreciates merchandise over the agreement period, generally 12 months, when on rent, and 36 months, when not on rent, to a 0% salvage value. This method is similar to a method referred to as the income forecasting method in the rental purchase industry. The rent-to-rent division depreciates merchandise over its estimated useful life which ranges from 6 months to 60 months, net of its salvage value which ranges from 0% to 60%. All rental merchandise is available for rental and sale.

   PROPERTY, PLANT AND EQUIPMENT are recorded at cost. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the respective assets, which are from 8 to 27 years for buildings and improvements and from 1 to 5 years for other depreciable property and equipment. Gains and losses related to dispositions and retirements are expensed as incurred. Maintenance and repairs are also expensed as incurred; renewals and betterments are capitalized.

   DEFERRED INCOME TAXES are provided for temporary differences between the amounts of assets and liabilities for financial and tax reporting purposes. Such temporary differences arise principally from the use of accelerated depreciation methods on rental merchandise for tax purposes.

   COST OF SALES includes the net book value of merchandise sold, primarily using specific identification in the sales & lease ownership division and first-in, first-out in the rent-to-rent division. It is not practicable to allocate operating expenses between selling and rental operations.

   SHIPPING AND HANDLING COSTS -- Shipping and handling costs are classified as operating expenses in the accompanying consolidated statements of operations and totaled approximately $17,397,000 in 2000, $15,129,000 in 1999 and $13,458,000
in 1998.

   ADVERTISING -- The Company expenses advertising costs as incurred. Such costs aggregated $11,937,000 in 2000, $12,496,000 in 1999, and $11,523,000 in 1998.

   STOCK BASED COMPENSATION -- The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations in accounting for its employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (FAS 123). The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant and, accordingly, recognizes no compensation expense for the stock option grants. Income tax benefits resulting from stock option exercises credited to additional paid-in capital totaled approximately $540,000, $867,000 and $830,000, in 2000, 1999 and 1998, respectively.

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

NEW ACCOUNTING PRONOUNCEMENTS -- In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (Statement
133). The statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

     The Company adopted Statement 133 on January 1, 2001. The cumulative effect of this adoption had no significant effect on the Company's financial position or results of operations.

Note B: Earnings Per Share

Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year which were 19,825,000 shares in 2000, 20,062,000 shares in 1999, and 20,312,000 in 1998. The computation of earnings per share assuming dilution includes the dilutive effect of stock options and awards. Such stock options and awards had the effect of increasing the weighted average shares outstanding assuming dilution by 142,000 in 2000, 273,000 in 1999 and 421,000 in 1998, respectively.

Note C: Property, Plant & Equipment

                                                   DECEMBER 31,     DECEMBER 31,
(IN THOUSANDS)                                         2000             1999
--------------------------------------------------------------------------------
Land                                                 $  8,977         $  8,837
Buildings & Improvements                               28,681           25,612
Leasehold Improvements & Signs                         34,128           31,294
Fixtures & Equipment                                   25,786           24,622
Construction in Progress                                2,051            1,043
                                                     ---------------------------
                                                       99,623           91,408
Less: Accumulated Depreciation & Amortization         (36,449)         (35,490)
                                                     ---------------------------
                                                     $ 63,174         $ 55,918
--------------------------------------------------------------------------------

Note D: Debt

BANK DEBT -- The Company has a revolving credit agreement with four banks providing for unsecured borrowings up to $90,000,000, which includes a $6,000,000 credit line to fund daily working capital requirements. Amounts borrowed bear interest at the lower of the lender's prime rate, LIBOR plus .50%, or the rate at which certificates of deposit are offered in the secondary market plus .625%. The pricing under the working capital line is based upon overnight bank borrowing rates. At December 31, 2000 and 1999, an aggregate of $90,000,000 (bearing interest at 7.04%) and $72,225,000 (bearing interest at 6.88%), respectively, was outstanding under this agreement. The Company pays a .22% commitment fee on unused balances. The weighted average interest rate on borrowings under the revolving credit agreement (before giving effect to interest rate swaps) was 7.07% in 2000, 5.94% in 1999 and 6.41% in 1998. The effects of interest rate swaps on the weighted average interest rate were not material.

     The Company has entered into interest rate swap agreements that effectively fix the interest rate on $20,000,000 of borrowings under the revolving credit agreement at an average rate of 7.0% until November 2003 and an additional $20,000,000 at an average rate of 6.85% until June 2005. These swap agreements involve the receipt of amounts when the floating rates exceed the fixed rates and the payment of amounts when the fixed rates exceed the floating rates in such agreements over the life of the agreements. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to the floating rate interest expense related to the debt. The related amount payable to or receivable from counterparties is included in accrued liabilities or other assets. Unrealized losses under the swap agreements aggregated $804,000 at December 31, 2000.

     The revolving credit agreement may be terminated on ninety days' notice by the Company or six months' notice by the lenders. The debt is payable in 60 monthly installments following the termination date if terminated by the lenders.

   The agreement requires that the Company not permit its consolidated net worth as of the last day of any fiscal quarter to be less than the sum of (a) $105,000,000 plus (b) 50% of the Company's consolidated

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

net income (but not loss) for the period beginning July 1, 1997 and ending on the last day of such fiscal quarter. It also places other restrictions on additional borrowings and requires the maintenance of certain financial ratios. At December 31, 2000, $61,640,000 of retained earnings were available for dividend payments and stock repurchases under the debt restrictions.

     In September 2000, the Company entered into a credit agreement with two banks providing for unsecured borrowings up to $10,000,000. At December 31, 2000 an aggregate of $10,000,000 bearing interest at LIBOR plus 1.00% was outstanding under the agreement. The debt matures in 2001.

     OTHER DEBT -- Other debt at December 31, 2000 of $4,769,000 is primarily comprised of $4,200,000 of industrial development corporation revenue bonds. The average weighted borrowing rate on these bonds in 2000 was 4.55%. No principal payments are due on the bonds until maturity in 2015.

Note E: Income Taxes

                                    YEAR ENDED      YEAR ENDED        YEAR ENDED
                                   DECEMBER 31,    DECEMBER 31,      DECEMBER 31,
(IN THOUSANDS)                        2000             1999              1998
---------------------------------------------------------------------------------
Current Income Tax Expense:
Federal                              $  9,461         $  8,020         $ 11,422
State                                     608            1,081            1,161
                                     --------------------------------------------
                                       10,069            9,101           12,583
Deferred Income Tax Expense:
Federal                                 5,520            5,989              949
State                                   1,056              610              175
                                     --------------------------------------------
                                        6,576            6,599            1,124
                                     --------------------------------------------
                                     $ 16,645         $ 15,700         $ 13,707
---------------------------------------------------------------------------------

     Significant components of the Company's deferred income tax liabilities and assets are as follows:

                                                  DECEMBER 31,   DECEMBER 31,
(IN THOUSANDS)                                        2000           1999
-----------------------------------------------------------------------------
Deferred Tax Liabilities:
  Rental Merchandise and
    Property, Plant & Equipment                     $ 25,770       $ 19,345
  Other, Net                                           1,531            577
                                                  ---------------------------
Total Deferred Tax Liabilities                        27,301         19,922
Deferred Tax Assets:
  Accrued Liabilities                                  1,324            961
  Advance Payments                                     3,179          2,858
  Other, Net                                           1,812          1,693
                                                  ---------------------------
Total Deferred Tax Assets                              6,315          5,512
                                                  ---------------------------
Net Deferred Tax Liabilities                        $ 20,986       $ 14,410
-----------------------------------------------------------------------------

     The Company's effective tax rate differs from the federal income tax statutory rate as follows:

                                      YEAR ENDED       YEAR ENDED       YEAR ENDED
                                     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                         2000             1999             1998
-----------------------------------------------------------------------------------
Statutory Rate                           35.0%            35.0%            35.0%
Increases in Taxes
  Resulting From:
   State Income Taxes,
    Net of Federal Income
    Tax Benefit                           2.5              2.7              2.4
   Other, Net                             0.4              0.3              1.6
                                     ----------------------------------------------
Effective Tax Rate                       37.9%            38.0%            39.0%
-----------------------------------------------------------------------------------

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

     Future minimum rental payments, including guaranteed residual values, required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2000, are as follows: $28,238,000 in 2001; $19,892,000 in 2002; $14,388,000 in 2003; $10,558,000 in 2004;
$9,252,000 in 2005; and $6,404,000 thereafter.

     Rental expense was $30,659,000 in 2000; $28,851,000 in 1999; and
$25,563,000 in 1998.

     The Company leases one building from an officer of the Company under a lease expiring in 2008 for annual rentals aggregating $212,700.

     The Company maintains a 401(k) savings plan for all full-time employees with at least one year of service with the Company and who meet certain eligibility requirements. The plan allows employees to contribute up to 10% of their annual compensation with 50% matching by the Company on the first 4% of compensation. The Company's expense related to the plan was $427,000 in 2000; $447,000 in 1999; and $415,000 in 1998.

Note G: Shareholders' Equity

In February 1999, the Company's Board of Directors authorized the repurchase of up to 2,000,000 shares of the Company's Common Stock and/or Class A Common Stock. During 2000, 327,500 shares of the Company's common shares were purchased at an aggregate cost of $4,625,000 and the Company was authorized to purchase an additional 1,284,690 at December 31, 2000. At December 31, 2000, the Company held a total of 3,762,701 common shares in its treasury.

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

Note H: Stock Options

The Company has stock option plans under which options to purchase shares of the Company's Common Stock are granted to certain key employees. Under the plans, options granted become exercisable after a period of two or three years and unexercised options lapse five or ten years after the date of the grant. Options are subject to forfeiture upon termination of service. Under the plans, 1,425,000 of the Company shares are reserved for issuance at December 31, 2000. The weighted average fair value of options granted was $8.11 in 2000, $9.55 in 1999 and $9.26 in 1998.

     Pro forma information regarding net earnings and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options granted in 2000, 1999 and 1998 under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2000, 1999 and 1998, respectively: risk-free interest rates of 6.47%, 6.36% and 5.36%, a dividend yield of .28%, .23% and .26%; a volatility factor of the expected market price of the Company's Common Stock of .45, .42 and .43; and a weighted average expected life of the option of 8 years.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                            YEARS ENDED DECEMBER 31,
(IN THOUSANDS EXCEPT PER SHARE)                         2000         1999          1998
-----------------------------------------------------------------------------------------
Pro Forma Net Earnings                                $25,910      $24,424       $20,076
Pro Forma Earnings Per Share                             1.31         1.22           .99
Pro Forma Earnings Per Share
   Assuming Dilution                                     1.30         1.20           .97
-----------------------------------------------------------------------------------------

     The table below summarizes option activity for the periods indicated in the Company's stock option plans.

                                                                                 WEIGHTED
                                                                                 AVERAGE
                                                                                 EXERCISE
(IN THOUSANDS EXCEPT PER SHARE)                                     OPTIONS        PRICE
-----------------------------------------------------------------------------------------
Outstanding at December 31, 1997                                     1,585        $10.07
  Granted                                                              133         16.73
  Exercised                                                           (235)         6.53
  Forfeited                                                           (101)        15.47
----------------------------------------------------------------------------------------
Outstanding at December 31, 1998                                     1,382         10.92
  Granted                                                              230         16.74
  Exercised                                                           (233)         7.91
  Forfeited                                                            (77)        16.33
----------------------------------------------------------------------------------------
Outstanding at December 31, 1999                                     1,302         12.17
  Granted                                                              405         13.73
  Exercised                                                           (235)         8.22
  Forfeited                                                            (95)        16.18
----------------------------------------------------------------------------------------
Outstanding at December 31, 2000                                     1,377         13.02
----------------------------------------------------------------------------------------
Exercisable at December 31, 2000                                       726        $11.38
----------------------------------------------------------------------------------------

     The following table summarizes information about stock options outstanding at December 31, 2000.

                                      OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
------------------------------------------------------------------   ----------------------------------------------

                                                  WEIGHTED AVERAGE     WEIGHTED                            WEIGHTED
                                     NUMBER          REMAINING         AVERAGE          NUMBER              AVERAGE
                                  OUTSTANDING       CONTRACTUAL        EXERCISE       EXERCISABLE          EXERCISE
RANGE OF EXERCISE PRICES       DECEMBER 31, 2000        LIFE             PRICE     DECEMBER 31, 2000        PRICE
------------------------------------------------------------------   ----------------------------------------------
$ 9.87 - $10.00                     544,500           5.27 years         $ 9.88          544,500            $9.88
$10.01 - $15.00                     449,500           9.18 years          13.49
$15.01 - $20.25                     383,250           8.16 years          16.94          182,000            15.94
------------------------------------------------------------------   ----------------------------------------------
$ 9.87 - $20.25                   1,377,250           7.19 years         $13.02          726,500           $11.38
------------------------------------------------------------------   ----------------------------------------------

Note I: Franchising of Aaron's Sales & Lease Ownership Stores

The Company franchises Aaron's Sales & Lease Ownership stores. As of December 31, 2000 and December 31, 1999, 339 and 277 franchises had been awarded, respectively. Franchisees pay a non-refundable initial franchise fee of $35,000 and an ongoing royalty of 5% of cash receipts. Franchise fees and area development franchise fees are generated from the sale of rights to develop, own and operate Aaron's Sales & Lease Ownership stores. These fees are recognized when substantially all of the Company's obligations per location are satisfied (generally at the date of the store opening). Franchise fees and area development fees received prior to the substantial completion of the Company's obligations are deferred. The Company includes this income in Other Revenues in the Consolidated Statement of Earnings.

     The Company has guaranteed certain debt obligations of some of the franchisees amounting to $39,127,000 at December 31, 2000. The Company receives a guarantee and servicing fee based on such franchisees' outstanding debt obligations which it recognizes as income as earned. The Company has recourse rights to the assets securing the debt obligations. As a result, the Company does not expect to incur any significant losses under these guarantees.

Note J: Acquisitions and Dispositions

During 1998, the Company acquired five rental purchase stores from a franchisee and acquired a lamp designer and manufacturer, Lamps Forever, Inc. The aggregate purchase price of these 1998 acquisitions was not significant. In 1999, the Company acquired 18 rental purchase stores with an aggregate purchase price of $10,252,000. The excess cost over the fair market value of tangible assets acquired was approximately $5,985,000. Also in 1999, the Company acquired two rent-to-rent stores. The aggregate purchase price of these 1999 acquisitions was not significant. During 2000, the Company acquired 20 rental purchase stores including nine stores purchased from franchisees and 10 stores located in Puerto Rico. The aggregate purchase price of these 2000 acquisitions was $14,273,000 and the excess cost over the fair market value of tangible assets acquired was approximately $7,150,000.

     These acquisitions were accounted for under the purchase method and, accordingly, the results of operations of the acquired businesses are included in the Company's results of operations from their dates of acquisition. The effect of these acquisitions on the 2000, 1999 and 1998 consolidated financial statements was not significant.

     In October 1998, the Company sold substantially all of the assets of its convention furnishings division. In 2000, the Company sold four of its rent-to-rent stores and an additional four in 1999. The effect of these sales on the consolidated financial statements was not significant.

Note K: Segments

DESCRIPTION OF PRODUCTS AND SERVICES OF REPORTABLE SEGMENTS

     Aaron Rents, Inc. has four reportable segments: sales & lease ownership, rent-to-rent, franchise and manufacturing. The sales & lease ownership division offers electronics, residential furniture and appliances to consumers primarily on a monthly payment basis with no credit requirements. The rent-to-rent division rents and sells residential and office furniture to businesses and consumers who meet certain minimum credit requirements. The Company's franchise operation sells and supports franchises of its sales & lease ownership concept. The manufacturing division manufactures upholstery, office furniture, lamps and accessories, and bedding predominantly for use by the other divisions.

     The principal source of revenue in the "Other" category was the Company's convention furnishings division which was sold during 1998.

MEASUREMENT OF SEGMENT PROFIT OR LOSS AND SEGMENT ASSETS

     The Company evaluates performance and allocates resources based on revenue growth and pre-tax profit or loss from operations. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that the sales & lease ownership division revenues and certain other items are presented on a cash basis. Intersegment sales are completed at internally negotiated amounts ensuring competitiveness with outside vendors. Since the intersegment profit and loss affect inventory valuation, depreciation and cost of goods sold are adjusted when intersegment profit is eliminated in consolidation.

FACTORS USED BY MANAGEMENT TO IDENTIFY THE REPORTABLE SEGMENTS

     Aaron Rents, Inc.'s reportable segments are business units that service different customer profiles using distinct payment arrangements. The reportable segments are each managed separately because of differences in both customer base and infrastructure.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information on segments and a reconciliation to earnings before income taxes are as follows:

                                                                              YEARS ENDED DECEMBER 31,
(IN THOUSANDS)                                                   2000               1999                1998
--------------------------------------------------------------------------------------------------------------
Revenues From External Customers:
  Sales & Lease Ownership                                      $ 312,921          $ 252,284          $ 193,283
  Rent-to-Rent                                                   174,918            173,579            173,657
  Franchise                                                       12,621              9,079              7,209
  Other                                                            4,057              1,551              5,470
Manufacturing                                                     54,340             54,550             52,628
Elimination of Intersegment Revenues                             (54,807)           (53,941)           (52,067)
Cash to Accrual Adjustments                                       (1,130)               257               (521)
                                                               -----------------------------------------------
  Total Revenues From External Customers                       $ 502,920          $ 437,359          $ 379,659
                                                               -----------------------------------------------
Earnings Before Income Taxes:
  Sales & Lease Ownership                                      $  19,527          $  20,630          $  11,668
  Rent-to-Rent                                                    16,346             14,369             19,565
  Franchise                                                        7,484              5,042              3,607
  Other                                                             (943)            (1,072)              (744)
  Manufacturing                                                      728                717              1,068
                                                               -----------------------------------------------
Earnings Before Income Taxes For Reportable Segments              43,142             39,686             35,164
Elimination of Intersegment Profit                                  (441)              (357)              (901)
Cash to Accrual Adjustments                                         (804)               855               (344)
Other Allocations & Adjustments                                    2,009              1,118              1,272
                                                               -----------------------------------------------
  Total Earnings Before Income Taxes                           $  43,906          $  41,302          $  35,191
                                                               -----------------------------------------------
Assets:
  Sales & Lease Ownership                                      $ 205,043          $ 139,177          $ 103,930
  Rent-to-Rent                                                   128,163            138,349            138,734
  Franchise                                                       12,961             10,755              5,415
  Other                                                           17,485             16,097              9,286
  Manufacturing                                                   16,727             14,030             14,809
                                                               -----------------------------------------------
   Total Assets                                                $ 380,379          $ 318,408          $ 272,174
                                                               -----------------------------------------------
Depreciation & Amortization:
  Sales & Lease Ownership                                      $  97,139          $  78,385          $  67,401
  Rent-to-Rent                                                    34,557             32,946             29,327
  Franchise                                                          412                347                276
  Other                                                              354                492                562
  Manufacturing                                                      647                576                524
                                                               -----------------------------------------------
    Total Depreciation & Amortization                          $ 133,109          $ 112,746          $  98,090
                                                               -----------------------------------------------
Interest Expense:
  Sales & Lease Ownership                                      $   2,750          $   1,702          $   2,826
  Rent-to-Rent                                                     2,496              2,317              1,698
  Franchise                                                          144                117                 48
  Other                                                              235                (31)            (1,011)
  Manufacturing                                                                                            406
  Elimination of Intersegment Allocations                                                                 (406)
                                                               -----------------------------------------------
   Total Interest Expense                                      $   5,625          $   4,105          $   3,561
--------------------------------------------------------------------------------------------------------------

Note L: Quarterly Financial Information (Unaudited)

                                         FIRST       SECOND         THIRD       FOURTH
(IN THOUSANDS EXCEPT PER SHARE)         QUARTER      QUARTER       QUARTER      QUARTER
----------------------------------------------------------------------------------------
Year Ended December 31, 2000
Revenues                               $125,372     $121,910      $124,850      $130,788
Gross Profit                             65,660       64,357        64,818        67,158
Earnings Before Taxes                    11,741       11,177        10,799        10,189
Net Earnings                              7,278        6,929         6,706         6,348
Earnings Per Share                     $    .37     $    .35      $    .34      $    .32
Earnings Per Share Assuming Dilution        .36          .35           .34           .32

----------------------------------------------------------------------------------------
Year Ended December 31, 1999
Revenues                               $104,303     $107,364      $109,379      $116,313
Gross Profit                             57,706       59,246        59,340        59,523
Earnings Before Taxes                    10,779       10,615         9,860        10,048
Net Earnings                              6,679        6,575         6,108         6,240
Earnings Per Share                     $    .33     $    .33      $    .30      $    .32
Earnings Per Share Assuming Dilution        .33          .32           .30           .31
----------------------------------------------------------------------------------------

                         REPORT OF INDEPENDENT AUDITORS

        To the Board of Directors and Shareholders of Aaron Rents, Inc.:

We have audited the accompanying consolidated balance sheets of Aaron Rents, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aaron Rents, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for the years ended December 31, 2000, 1999 and 1998, in conformity with accounting principles generally accepted in the United States.


                                             /s/    Ernst & Young LLP

Atlanta, Georgia
February 19, 2001

                              COMMON STOCK MARKET
                              PRICES & DIVIDENDS

The following table shows, for the periods indicated, the range of high and low prices per share for the Common Stock and Class A Common Stock and the cash dividends declared per share.

     The Company's Common Stock and Class A Common Stock are listed on the New York Stock Exchange under the symbols "RNT" and "RNT.A," respectively.

     The approximate number of shareholders of the Company's Common Stock and Class A Common Stock at March 15, 2001, was 4,000. The closing price for the Common Stock and Class A Common Stock on March 15, 2001, was $15.65 and $15.35, respectively.

                                                          CASH
                                                        DIVIDENDS
CLASS A COMMON STOCK            HIGH        LOW         PER SHARE
-----------------------------------------------------------------
December 31, 2000
First Quarter                  $17.89      $13.46
Second Quarter                  14.96       11.45          .02
Third Quarter                   15.48       12.61
Fourth Quarter                  18.00       11.74          .02
-----------------------------------------------------------------
December 31, 1999
First Quarter                  $17.00      $12.88
Second Quarter                  22.25       15.06          .02
Third Quarter                   22.00       16.50
Fourth Quarter                  20.00       15.25          .02
-----------------------------------------------------------------

                                                          CASH
                                                        DIVIDENDS
CLASS A COMMON STOCK            HIGH        LOW         PER SHARE
-----------------------------------------------------------------
December 31, 2000
First Quarter                  $18.58      $16.46
Second Quarter                  17.08       14.59          .02
Third Quarter                   16.10       15.35
Fourth Quarter                  15.92       13.44          .02
-----------------------------------------------------------------
December 31, 1999
First Quarter                  $15.50      $11.63
Second Quarter                  18.00       11.88          .02
Third Quarter                   18.56       14.75
Fourth Quarter                  20.00       14.75          .02
-----------------------------------------------------------------

                               STORE LOCATION MAP

                                     [MAP]

  At December 31, 2000
- Company-Operated Sales & Lease Ownership     263
- Franchised Sales & Lease Ownership           193
- Rent-to-Rent                                  98
                                            ------
  Total Stores                                 554
--------------------------------------------------
- Manufacturing & Distribution Centers          17