Form 10-K, Exhibit 13
period 2001-12-31
AARON RENTS INC
filed 2002-04-01
CIK 706688

                                                                      EXHIBIT 13
FINANCIAL HIGHLIGHTS

                                         YEAR ENDED       YEAR ENDED
(DOLLAR AMOUNTS IN THOUSANDS,           DECEMBER 31,     DECEMBER 31,      PERCENTAGE
EXCEPT PER SHARE)                           2001             2000            CHANGE
=====================================================================================
OPERATING RESULTS
Revenues                                  $546,681         $502,920             8.7%
Earnings Before Taxes                       19,855           43,906           (54.8)
Net Earnings                                12,336           27,261           (54.7)
Earnings Per Share                            0.62             1.38           (55.1)
Earnings Per Share
   Assuming Dilution                          0.61             1.37           (55.5)
=====================================================================================
FINANCIAL POSITION
Total Assets                              $397,196         $380,379             4.4%
Rental Merchandise, Net                    258,932          267,713            (3.3)
Interest-Bearing Debt                       77,713          104,769           (25.8)
Shareholders' Equity                       219,967          208,538             5.5
Book Value Per Share                         11.01            10.50             4.9
Debt to Capitalization                        26.1%            33.4%
Pre-Tax Profit Margin                          3.6              8.7
Net Profit Margin                              2.3              5.4
Return on Average Equity                       5.8             13.9
=====================================================================================
STORES OPEN
Sales & Lease Ownership                        364              263            38.4%
Sales & Lease Ownership Franchised             209              193             8.3
Rent-to-Rent                                    75               98           (23.5)
=====================================================================================
Total Stores                                   648              554            17.0%

========================================
                           REVENUES BY CALENDAR YEAR


                                     CHART



========================================
                         NET EARNINGS BY CALENDAR YEAR


                                     CHART

SELECTED FINANCIAL INFORMATION

                                 YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
(DOLLAR AMOUNTS IN THOUSANDS,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
EXCEPT PER SHARE)                   2001           2000           1999           1998           1997
========================================================================================================
OPERATING RESULTS
Systemwide Revenues(1)           $  735,389     $  656,096     $  547,255     $  464,175     $  364,306
                                ------------------------------------------------------------------------
Revenues:
  Rentals & Fees                    403,385     $  359,880     $  318,154     $  289,272     $  231,207
  Retail Sales                       60,481         62,417         62,296         62,576         58,602
  Non-Retail Sales                   66,212         65,498         45,394         18,985         14,621
  Other                              16,603         15,125         11,515          8,826          6,321
                                ------------------------------------------------------------------------
                                    546,681        502,920        437,359        379,659        310,751
                                ------------------------------------------------------------------------
Costs & Expenses:
  Retail Cost of Sales               43,987         44,156         45,254         44,386         42,264
  Non-Retail Cost of Sales           61,999         60,996         42,451         17,631         13,650
  Operating Expenses                276,682        227,587        201,923        189,719        149,728
  Depreciation of
    Rental Merchandise              137,900        120,650        102,324         89,171         71,151
  Interest                            6,258          5,625          4,105          3,561          3,721
                                ------------------------------------------------------------------------
                                    526,826        459,014        396,057        344,468        280,514
                                ------------------------------------------------------------------------
Earnings Before
  Income Taxes                       19,855         43,906         41,302         35,191         30,237
Income Taxes                          7,519         16,645         15,700         13,707         11,841
                                ------------------------------------------------------------------------
Net Earnings                     $   12,336     $   27,261     $   25,602     $   21,484     $   18,396
                                ------------------------------------------------------------------------
Earnings Per Share               $      .62     $     1.38     $     1.28     $     1.06     $      .96
Earnings Per Share
  Assuming Dilution                     .61           1.37           1.26           1.04            .94
                                ------------------------------------------------------------------------
Dividends Per Share:
  Common                         $      .04     $      .04     $      .04     $      .04     $      .04
  Class A                               .04            .04            .04            .04            .04
========================================================================================================
FINANCIAL POSITION
Rental Merchandise, Net          $  258,932     $  267,713     $  219,831     $  194,163     $  176,968
Property, Plant &
  Equipment, Net                     77,282         63,174         55,918         50,113         39,757
Total Assets                        397,196        380,379        318,408        272,174        239,382
Interest-Bearing Debt                77,713        104,769         72,760         51,727         76,486
Shareholders' Equity                219,967        208,538        183,718        168,871        116,455
========================================================================================================
AT YEAR END
Stores Open:
  Company-Operated                      439            361            320            291            292
  Franchised                            209            193            155            136            101
Rental Agreements in Effect         314,600        281,000        254,000        227,400        219,800
Number of Employees                   4,200          3,900          3,600          3,400          3,100
========================================================================================================

(1) Systemwide revenues include revenues of franchised Aaron's Sales & Lease Ownership stores.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Year Ended December 31, 2001 versus Year Ended December 31, 2000

     Total revenues for 2001 increased $43.8 million (8.7%) to $546.7 million compared to $502.9 million in 2000 due primarily to a $43.5 million (12.1%) increase in rentals and fees revenues, plus a $714,000 (1.1%) increase in non-retail sales. Of this increase in the rentals and fees revenues, $62.7 million was attributed to the Aaron's Sales & Lease Ownership division which added 101 Company-operated stores in 2001, offset by a $19.2 million decrease in the Company's rent-to-rent division.

     Revenues from retail sales decreased $1.9 million (3.1%) to $60.5 million in 2001, from $62.4 million for the same period last year. Non-retail sales, which primarily represent merchandise sold to Aaron's Sales & Lease Ownership franchisees, increased $714,000 (1.1%) to $66.2 million compared to $65.5 million for the same period last year. The increased sales are due to the growth of the franchise operations.

     Other revenues for 2001 increased $1.5 million (9.8%) to $16.6 million compared to $15.1 million in 2000. This increase was attributable to franchise fee and royalty income increasing $1.2 million (10.0%) to $13.6 million compared to $12.4 million last year, reflecting the net addition of 16 new (including 3 acquired) franchised stores in 2001 and improved operating revenues at mature franchised stores.

     Cost of sales from retail sales decreased $169,000 (.4%) to $44.0 million compared to $44.2 million, and as a percentage of sales, increased to 72.7% from 70.7% primarily due to product mix. Cost of sales from non-retail sales increased $1.0 million (1.6%) to $62.0 million from $61.0 million, and as a percentage of sales, increased to 93.6% from 93.1%. The decreased margins on non-retail sales was primarily the result of slightly lower margins on certain products sold to franchisees.

     Operating expenses increased $49.1 million (21.6%) to $276.7 million from $227.6 million. As a percentage of total revenues, operating expenses were 50.6% in 2001 and 45.3% in 2000. Operating expenses increased as a percentage of total revenues between years primarily due to the costs associated with the acquisition and accelerated start-up costs of sales and lease ownership locations formerly operated by one of the nation's largest furniture retailers along with other new store openings. In addition, the Company recorded non-cash charges of $5.6 million related to the future real estate lease obligations of closed rent-to-rent stores and the write down of inventory and other assets within the rent-to-rent division.

     Depreciation of rental merchandise increased $17.2 million (14.3%) to $137.9 million, from $120.7 million, and as a percentage of total rentals and fees increased to 34.2% from 33.5% in 2000. The increase as a percentage of rentals and fees is primarily due to a greater percentage of the Company's rentals and fees coming from the Aaron's Sales & Lease Ownership division which depreciates its rental merchandise at a faster rate than the rent-to-rent division.

     Interest expense increased $633,000 (11.3%) to $6.3 million compared to $5.6 million. As a percentage of total revenues, interest expense was 1.1% in 2001 and 2000.

     The Company manages its exposure to changes in short-term interest rates, particularly to reduce the impact on its floating-rate term notes, by entering into interest rate swap agreements. The counterparties to these contracts are high credit quality commercial banks. Consequently, credit risk, which is inherent in all swaps, has been minimized to a large extent. Interest expense is adjusted for the differential to be paid or received as interest rates change. The level of floating-rate debt fixed by swap agreements was $60 million at December 31, 2001 and the Company does not expect a significant change in this amount in 2002. Accordingly, the Company does not believe it has material exposure of potential, near-term losses in future earnings, and/or cash flows from reasonably possible near-term changes in market rates.

     Income tax expense decreased $9.1 million (54.8%) to $7.5 million compared to $16.6 million. The Company's effective tax rate was 37.9% in both 2001 and 2000.

     As a result, net earnings decreased $14.9 million (54.8%) to $12.3 million for 2001 compared to $27.3 million for the same period in 2000. As a percentage of total revenues, net earnings were 2.3% in 2001 and 5.4% in 2000. The decrease in net earnings is primarily the result of start-up expenses associated with the 101 new store openings, as compared to just 32 stores opened in the prior year, and non-cash charges associated with the rent-to-rent division.

Year Ended December 31, 2000 versus Year Ended December 31, 1999

     Total revenues for 2000 increased $65.6 million (15.0%) to $502.9 million compared to $437.4 million in 1999 due primarily to a $41.7 million (13.1%) increase in rentals and fees revenues, plus a $20.1 million (44.3%) increase in non-retail sales. Of this increase in rentals and fees revenues, $37.7 million was attributable to the Aaron's Sales & Lease Ownership division. Rentals and fees revenues from the Company's rent-to-rent operations increased $4.0 million during the same period.

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

     As a result, net earnings increased $1.7 million (6.5%) to $27.3 million for 2000 compared to $25.6 million for the same period in 1999. As a percentage of total revenues, net earnings were 5.4% in 2000 and 5.9% in 1999. The decrease in net earnings as a percentage of total revenues is the result of startup expenses associated with the increased rate at which the Company opened new Aaron's Sales & Lease Ownership stores with 32 stores opened in 2000 compared to 17 in 1999.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flows from operations for the years ended December 31, 2001 and 2000 were $189.4 million and $166.2 million, respectively. Such cash flows include profits on the sale of rental return merchandise. In 2001, the Company extended its payment terms with vendors as a source of additional cash flows. The Company's primary capital requirements consist of acquiring rental merchandise for both rent-to-rent and Company-operated Aaron's Sales & Lease Ownership stores. As the Company continues to grow, the need for additional rental merchandise will continue to be the Company's major capital requirement. These capital requirements historically have been financed through bank credit, cash flow from operations, trade credit, proceeds from the sale of rental return merchandise and stock offerings.

     The Company has financed its growth through a revolving credit agreement with several banks, trade credit and internally generated funds. The revolving credit agreement dated March 30, 2001 provides for unsecured borrowings up to $110.0 million which includes an $8.0 million credit line to fund daily working capital requirements. The facility expires on March 30, 2004. At December 31, 2001, an aggregate of $72.4 million was outstanding under this facility, bearing interest at a weighted average variable rate of 3.2%. The Company uses interest rate swap agreements as part of its overall long-term financing program. At December 31, 2001, the Company had swap agreements with notional principal amounts of $60 million which effectively fixed the interest rates on an equal amount of the Company's debt under the revolving credit agreement at 7.2%. The fair value of interest rate swap agreements was a liability of approximately $3.1 million at December 31, 2001.

     On October 31, 2001, the Company renewed its $25 million construction and lease facility. From 1996 to 1999, properties acquired by the lessor were purchased or constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2001 was approximately $24.7 million. Since the resulting leases are operating leases, no debt obligation is recorded on the Company's balance sheet. This construction and lease facility expires in 2006. Lease payments fluctuate based upon current interest rates and are generally based upon LIBOR plus 1.35%. The lease facility contains residual value guarantee and default guarantee provisions. Although management believes the likelihood of funding to be remote, the maximum guarantee obligation under the residual value and default guarantee provisions upon termination is approximately $20.9 million and $24.7 million, respectively, at December 31, 2001.

     The Company's revolving credit agreement, the construction and lease facility, and the franchise loan program discussed below (collectively "the facilities") contain financial covenants which, among other things, require the Company to not exceed certain debt to equity levels and to maintain a minimum fixed charge coverage ratio as defined under the facilities. Failure to maintain these required covenants would constitute an event of default under the credit facilities, and all amounts would become due immediately. The Company was in compliance with all such covenants at December 31, 2001. The Company anticipates it will be in compliance with such covenants in the future, or will be able to obtain waivers in the event of non-compliance.

     The Company leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2015. Most of the leases contain renewal options for additional periods periods ranging from 1 to 15 years or provide for options to purchase the related property at predetermined purchase prices which do not represent bargain purchase options. The Company also leases transportation equipment under operating leases expiring during the next 3 years. Management expects that most leases will be renewed or replaced by other leases in the normal course of business. Future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2001, are as follows: $30.0 million in 2002; $24.5 million in 2003, $18.8 million in 2004; $12.4 million in 2005; $7.6 million in 2006; and $8.8 million thereafter.

     The Company has guaranteed the borrowings of certain independent franchisees under a franchise loan program with a bank. In the event these franchisees are unable to meet their debt service payments or otherwise experience an event of default, the Company would be unconditionally liable for the outstanding balance of the franchisee's debt obligations ($30.6 million as of December 31, 2001), which would be due in full within 90 days of the event of default. However, due to franchisee borrowing limits, the Company believes any losses associated with such a default would be substantially mitigated through the recovery of rental merchandise and other assets. The Company has had no significant losses associated with the franchisee loan and guaranty program.

     The Company believes that the expected cash flows from operations, proceeds from the sale of rental return merchandise, bank borrowings and vendor credit will be sufficient to fund the Company's capital and liquidity needs for at least the next 24 months.

     As of December 31, 2001 the Board of Directors had authorized the Company to purchase an additional 1,284,190 shares of Company stock.

     The Company has paid dividends for fifteen consecutive years. A $.02 per share dividend on Common Stock and on Class A Common Stock was paid in January 2001 and July 2001, for a total fiscal year cash outlay of $797,000. The Company currently expects to continue its policy of paying dividends.

CRITICAL ACCOUNTING POLICIES

     Revenue Recognition: Rental revenues are recognized in the month they are due on the accrual basis of accounting. For internal management reporting purposes, rental revenues in the sales and lease ownership division are recognized as revenue in the month the cash is collected. On a monthly basis, the Company records an accrual for rental revenues due, but not yet received, and a deferral of revenue for rental payments received prior to the month due. The Company's revenue recognition accounting policy matches the rental revenue with the corresponding costs (primarily depreciation) associated with the rental merchandise. At December 31, 2001 and 2000, the Company had a net revenue deferral representing cash collected in advance of being due or otherwise earned totaling approximately $5.7 million and $4.3 million, respectively. Revenues from the sale of residential and office furniture and other merchandise are recognized at the time of shipment.

     Rental Merchandise Depreciation: The sales and lease ownership division depreciates merchandise over the agreement period, generally 12 to 24 months, when on rent, and 36 months, when not on rent, to a 0% salvage value, with the exception of merchandise in distribution centers which is not depreciated during the initial months in the distribution center. As sales and lease ownership revenues continue to constitute an increasing percentage of total revenues, the Company would expect rental merchandise depreciation to increase at a correspondingly faster rate. The rent-to-rent division depreciates merchandise over its estimated useful life which ranges from 6 months to 60 months, net of its salvage value which ranges from 0% to 60%. All rental merchandise is available for rental and sale. On a monthly basis, the Company writes off damaged, lost or unsalable merchandise as identified. Such write-offs totaled approximately $10.0 million, $8.9 million and $6.7 million during the years ended December 31, 2001, 2000 and 1999, respectively.

     Closed Store Reserves: From time to time, the Company closes or consolidates retail stores. The Company records an estimate of the future obligation related to closed stores based upon the present value of the future lease payments and related commitments, net of estimated sublease income. Sublease income is based upon historical experience. At December 31, 2001 and 2000, the Company's reserve for closed stores was $3.4 million and $350,000, respectively, with the increase primarily related to rent-to-rent stores closed during 2001. If the Company's estimates related to sublease income are not correct, the Company's actual liability may be more or less than the liability recorded at December 31, 2001.

     Company Insurance Programs: The Company maintains insurance contracts for the payment of workers compensation and group health insurance claims. Using actuarial analysis and projections, the Company estimates annually the liabilities associated with open and incurred but not reported workers compensation claims. This analysis is based upon an assessment of the likely outcome or historical experience, net of any stop loss or other supplementary coverages. The Company also calculates on an annual basis, the projected outstanding plan liability for the group health insurance program.

     The Company's liability for workers compensation insurance claims and group health insurance was approximately $3.3 million and $3.5 million, respectively at December 31, 2001 and 2000.

     If the Company resolves existing workers compensation claims for amounts which are in excess of the Company's current estimates and within policy stop loss limits, the Company will be required to pay additional amounts beyond those accrued at December 31, 2001. Additionally, if the actual group health insurance liability develops in excess of the annual projection, the Company will be required to pay additional amounts beyond those accrued at December 31, 2001.

     The assumptions and conditions described above reflect management's best assumptions and estimates, but these items involve inherent uncertainties as described above, which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods.

     For further information concerning accounting policies, refer to Note A of our Consolidated Financial Statements.

FORWARD LOOKING STATEMENTS

     Certain written and oral statements made by our Company may constitute "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995, including statements made in this report and other filings with the Securities and Exchange Commission. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future -- including growth in store openings and franchises awarded, market share, and statements expressing general optimism about future operating results -- are forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. The Company undertakes no obligation to publicly update or revise any forward-looking statements. For a discussion of such risks and uncertainties see "Certain Factors Affecting Forward-Looking Statements" in the Company's Annual Report on Form 10-K for fiscal 2001, filed with the Securities and Exchange Commission, which discussion is incorporated herein by this reference.

CONSOLIDATED BALANCE SHEETS

                                                            YEAR ENDED        YEAR ENDED
                                                           DECEMBER 31,      DECEMBER 31,
(IN THOUSANDS, EXCEPT SHARE DATA)                              2001              2000
=========================================================================================
ASSETS
Cash                                                        $       93        $       95
Accounts Receivable                                             25,411            23,637
Rental Merchandise                                             392,532           381,930
Less: Accumulated Depreciation                                (133,600)         (114,217)
                                                            ----------------------------
                                                               258,932           267,713
Property, Plant & Equipment, Net                                77,282            63,174
Goodwill, Net                                                   22,096            17,672
Prepaid Expenses & Other Assets                                 13,382             8,088
                                                            ----------------------------
Total Assets                                                $  397,196        $  380,379
=========================================================================================
LIABILITIES & SHAREHOLDERS' EQUITY

Accounts Payable & Accrued Expenses                         $   65,344        $   34,693
Dividends Payable                                                  399               399
Deferred Income Taxes Payable                                   20,963            20,986
Customer Deposits & Advance Payments                            12,810            10,994
Bank Debt                                                       72,397           100,000
Other Debt                                                       5,316             4,769
                                                            ----------------------------
    Total Liabilities                                          177,229           171,841
Commitments & Contingencies
Shareholders' Equity
  Common Stock, Par Value $.50 Per Share;
    Authorized: 25,000,000 Shares;
    Shares Issued: 18,270,987                                    9,135             9,135
  Class A Common Stock, Par Value $.50 Per Share;
    Authorized: 25,000,000 Shares;
    Shares Issued: 5,361,761                                     2,681             2,681
  Additional Paid-In Capital                                    53,846            53,662
  Retained Earnings                                            197,321           185,782
  Accumulated Other Comprehensive Loss                          (1,954)
                                                            ----------------------------
                                                               261,029           251,260
Less: Treasury Shares at Cost,
  Common Stock, 2,130,421 Shares at December 31, 2001
    & 2,230,446 Shares at December 31, 2000                    (26,826)          (28,486)
  Class A Common Stock, 1,532,255 Shares
    at December 31, 2001 & December 31, 2000                   (14,236)          (14,236)
                                                            ----------------------------
    Total Shareholders' Equity                                 219,967           208,538
                                                            ----------------------------
Total Liabilities & Shareholders' Equity                    $  397,196        $  380,379
=========================================================================================

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

                                         YEAR ENDED     YEAR ENDED     YEAR ENDED
                                        DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE)            2001           2000           1999
==================================================================================
REVENUES
Rentals & Fees                           $  403,385     $  359,880     $  318,154
Retail Sales                                 60,481         62,417         62,296
Non-Retail Sales                             66,212         65,498         45,394
Other                                        16,603         15,125         11,515
                                         -----------------------------------------
                                            546,681        502,920        437,359
==================================================================================
COSTS & EXPENSES
Retail Cost of Sales                         43,987         44,156         45,254
Non-Retail Cost of Sales                     61,999         60,996         42,451
Operating Expenses                          276,682        227,587        201,923
Depreciation of Rental Merchandise          137,900        120,650        102,324
Interest                                      6,258          5,625          4,105
                                         ----------------------------------------
                                            526,826        459,014        396,057
                                         -----------------------------------------

Earnings Before Income Taxes                 19,855         43,906         41,302
Income Taxes                                  7,519         16,645         15,700
                                         -----------------------------------------
Net Earnings                             $   12,336     $   27,261     $   25,602
                                         -----------------------------------------
Earnings Per Share                       $      .62     $     1.38     $     1.28
                                         -----------------------------------------
Earnings Per Share Assuming Dilution            .61           1.37           1.26
==================================================================================

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                                      ACCUMULATED
                                                                                           ADDITIONAL                    OTHER
                                                  TREASURY STOCK          COMMON STOCK      PAID-IN      RETAINED    COMPREHENSIVE
(IN THOUSANDS, EXCEPT PER SHARE)                SHARES      AMOUNT     COMMON    CLASS A    CAPITAL      EARNINGS        LOSS
==================================================================================================================================
BALANCE, DECEMBER 31, 1998                      (3,084)   $(31,740)   $  9,135   $  2,681   $ 54,284     $134,511
Reacquired Shares                                 (860)    (12,673)
Dividends, $.04 per share                                                                                    (800)
Reissued Shares                                    234       2,821                              (103)
Net Earnings                                                                                               25,602
==================================================================================================================================
BALANCE, DECEMBER 31, 1999                      (3,710)    (41,592)      9,135      2,681     54,181      159,313
Reacquired Shares                                 (328)     (4,625)
Dividends, $.04 per share                                                                                    (792)
Reissued Shares                                    275       3,495                              (519)
Net Earnings                                                                                               27,261
==================================================================================================================================
BALANCE, DECEMBER 31, 2000                      (3,763)    (42,722)      9,135      2,681     53,662      185,782
Dividends, $.04 per share                                                                                    (797)
Reissued Shares                                    100       1,660                               184
Net Earnings                                                                                               12,336
Unrealized Loss on Financial Instruments,
  Net of Income Taxes of $1,191                                                                                         $ (1,954)
==================================================================================================================================
BALANCE, DECEMBER 31, 2001                      (3,663)   $(41,062)   $  9,135   $  2,681   $ 53,846     $197,321       $ (1,954)
==================================================================================================================================

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
(IN THOUSANDS)                                      2001            2000            1999
============================================================================================
OPERATING ACTIVITIES
Net Earnings                                     $   12,336      $   27,261      $   25,602
Depreciation & Amortization                         153,548         133,109         112,746
Deferred Income Taxes                                 1,168           6,576           6,599
Change in Accounts Payable &
  Accrued Expenses                                   27,320          (2,248)          3,480
Change in Accounts Receivable                        (1,657)         (2,607)         (4,804)
Other Changes, Net                                   (3,357)          4,074          (3,330)
                                                 -------------------------------------------
Cash Provided by Operating Activities               189,358         166,165         140,293
============================================================================================
INVESTING ACTIVITIES
Additions to Property, Plant & Equipment            (34,785)        (23,761)        (21,030)
Book Value of Property Retired or Sold                6,605           7,326           5,833
Additions to Rental Merchandise                    (237,912)       (279,580)       (218,933)
Book Value of Rental Merchandise Sold               115,527         115,601          95,840
Contracts & Other Assets Acquired                   (12,125)        (14,273)        (11,393)
                                                 -------------------------------------------
Cash Used by Investing Activities                  (162,690)       (194,687)       (149,683)
============================================================================================
FINANCING ACTIVITIES

Proceeds from Revolving Credit Agreement            161,672         198,403         180,213
Repayments on Revolving Credit Agreement           (189,275)       (170,628)       (158,399)
Increase (Decrease) in Other Debt                       547           4,234            (781)
Dividends Paid                                         (797)           (792)           (816)
Acquisition of Treasury Stock                                        (4,625)        (12,673)
Issuance of Stock under Stock Option Plans            1,183           1,926           1,850
                                                 -------------------------------------------
Cash (Used) Provided by Financing Activities        (26,670)         28,518           9,394
                                                 -------------------------------------------
(Decrease) Increase in Cash                              (2)             (4)              4
Cash at Beginning of Year                                95              99              95
                                                 -------------------------------------------
Cash at End of Year                              $       93      $       95      $       99
                                                 -------------------------------------------

Cash Paid During the Year:
  Interest                                       $    6,183      $    5,674      $    4,025
  Income Taxes                                        3,544           5,762          15,289
============================================================================================

The accompanying notes are an integral part of the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As of December 31, 2001 and 2000, and for the Years Ended December 31, 2001, 2000 and 1999.

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

     LINE OF BUSINESS -- The Company is engaged in the business of renting and selling residential and office furniture, consumer electronics, appliances and other merchandise throughout the U.S. and Puerto Rico. The Company manufactures furniture principally for its rent-to-rent and sales and lease ownership operations.

     RENTAL MERCHANDISE consists primarily of residential and office furniture, consumer electronics, appliances and other merchandise and is recorded at cost. The sales and lease ownership division depreciates merchandise over the agreement period, generally 12 to 24 months, when on rent, and 36 months, when not on rent, to a 0% salvage value. The rent-to-rent division depreciates merchandise over its estimated useful life which ranges from 6 months to 60 months, net of its salvage value which ranges from 0% to 60%. All rental merchandise is available for rental and sale.

     PROPERTY, PLANT AND EQUIPMENT are recorded at cost. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the respective assets, which are from 8 to 40 years for buildings and improvements and from 1 to 5 years for other depreciable property and equipment. Gains and losses related to dispositions and retirements are expensed as incurred. Maintenance and repairs are also expensed as incurred; renewals and betterments are capitalized.

     DEFERRED INCOME TAXES are provided for temporary differences between the amounts of assets and liabilities for financial and tax reporting purposes. Such temporary differences arise principally from the use of accelerated depreciation methods on rental merchandise for tax purposes.

     COST OF SALES includes the net book value of merchandise sold, primarily using specific identification in the sales and lease ownership division and first-in, first-out, in the rent-to-rent division. It is not practicable to allocate operating expenses between selling and rental operations.

     SHIPPING AND HANDLING COSTS -- Shipping and handling costs are classified as operating expenses in the accompanying consolidated statements of operations and totaled approximately $18,965,000 in 2001, $17,397,000 in 2000, and
$15,129,000 in 1999.

     ADVERTISING -- The Company expenses advertising costs as incurred. Such costs aggregated $14,204,000 in 2001, $11,937,000 in 2000, and $12,496,000 in
1999.

     STOCK BASED COMPENSATION -- The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations in accounting for its employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (FAS 123). The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant and, accordingly, recognizes no compensation expense for the stock option grants. Income tax benefits resulting from stock option exercises credited to additional paid-in capital totaled approximately $288,000, $540,000, and $867,000, in 2001, 2000,
and 1999, respectively.

     EXCESS COSTS OVER NET ASSETS ACQUIRED -- Goodwill is amortized on a straight-line basis over a period of twenty years. Long-lived assets, including goodwill, are periodically reviewed for impairment based on an assessment of future operations. The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Measurement of an impairment loss is based on the estimated fair value of the asset. Accumulated amortization at December 31, 2001 and 2000 was $2,607,000 and $1,498,000, respectively. (See Recently Issued Accounting Pronouncements.)

     FAIR VALUE OF FINANCIAL INSTRUMENTS -- The carrying amounts reflected in the consolidated balance sheets for cash, accounts receivable, bank and other debt approximate their respective fair values. The fair value of the liability for interest rate swap agreements, included in accounts payable and accrued expenses in the consolidated balance sheet, was approximately $3,145,000 at December 31, 2001, based upon quotes from financial institutions. At December 31, 2001 and 2000, the carrying amount for variable rate debt approximates fair market value since the interest rates on these instruments are reset periodically to current market rates.

     REVENUE RECOGNITION -- Rental revenues are recognized as revenue in the month they are due. Rental payments received prior to the month due are recorded as deferred rental revenue. The Company maintains ownership of the rental merchandise until all payments are received under sales and lease ownership agreements. Revenues from the sale of residential and office furniture and other merchandise are recognized at the time of shipment.

     DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES -- From time to time, the Company uses interest rate swap agreements to synthetically manage the interest rate characteristics of a portion of its outstanding debt and to limit the Company's exposure to rising interest rates. The Company designates at inception that interest rate swap agreements hedge risks associated with future variable interest payments and monitors each swap agreement to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on a high correlation between changes in the value of the underlying hedged item. The ineffectiveness related to the Company's derivative transactions is not material. The Company records amounts to be received or paid as a result of interest swap agreements as an adjustment to interest expense. All of the Company's interest rate swaps are designated as cash flow hedges. In the event of early termination or redesignation of interest rate swap agreements, any resulting gain or loss would be deferred and amortized as an adjustment to interest expense of the related debt instrument over the remaining term of the original contract life of the agreement. In the event of early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the associated swap would be recognized in income at the time of extinguishment. The Company does not enter into derivatives for speculative or trading purposes.

     COMPREHENSIVE INCOME -- Comprehensive income totaled $10,382,000, $27,261,000, and $25,602,000 for the years ended December 31, 2001, 2000 and
1999, respectively.

     NEW ACCOUNTING PRONOUNCEMENTS -- On January 1, 2001, the Company adopted Statements of Financial Accounting Standards Nos. 133, 137, and 138 (collectively SFAS 133), pertaining to the accounting for derivative instruments and hedging activities. SFAS 133 requires the Company to recognize all derivative instruments in the balance sheet at fair value. Upon adoption of SFAS 133, the Company recorded a charge to other comprehensive income of $497,000, net of income taxes, resulting from a cumulative effect of a change in accounting principle. Any subsequent gains or losses arising from these swaps have also been deferred in shareholders' equity as a component of accumulated other comprehensive loss. These deferred gains and losses are recognized in the Company's Consolidated Statements of Earnings in the period in which the related interest payments being hedged are recognized in expense. No significant amounts were reclassified from accumulated other comprehensive loss to earnings during 2001.

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141,Business Combinations. This statement eliminates the pooling of interests method of accounting for all business combinations initiated after June 30, 2001, and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The Company had no significant business combinations after June 30, 2001.

     In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. This statement changes the accounting for goodwill from an amortization method to an impairment only approach. Application of the non-amortization provisions of this statement is expected to result in an increase in net income of approximately $752,000 ($.04 per diluted share) in 2002. During fiscal 2002, the Company will perform impairment tests for goodwill as required by this statement. If the results of these tests indicate any impairment of goodwill, the Company will record such amount as a cumulative effect of a change in accounting principle as of January 1, 2002. The Company does not anticipate any impairment will be recorded upon adoption.

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supercedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. The Company will adopt SFAS 144 as of January 1, 2002, but does not believe the statement will have a material effect on its consolidated financial statements.

NOTE B: EARNINGS PER SHARE

     Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year which were 19,928,000 shares in 2001, 19,825,000 shares in 2000, and 20,062,000 in 1999.
The computation of earnings per share assuming dilution includes the dilutive effect of stock options and awards. Such stock options and awards had the effect of increasing the weighted average shares outstanding assuming dilution by 214,000 in 2001, 142,000 in 2000, and 273,000 in 1999, respectively.

NOTE C: PROPERTY, PLANT & EQUIPMENT

                                                    DECEMBER 31,    DECEMBER 31,
(IN THOUSANDS)                                          2001            2000
================================================================================
Land                                                 $   10,504      $    8,977
Buildings & Improvements                                 37,570          28,681
Leasehold Improvements & Signs                           38,214          34,128
Fixtures & Equipment                                     28,357          25,786
Construction in Progress                                  1,788           2,051
                                                     ---------------------------
                                                        116,433          99,623
Less: Accumulated Depreciation & Amortization           (39,151)        (36,449)
                                                     ---------------------------
                                                     $   77,282      $   63,174
================================================================================

NOTE D: DEBT

     BANK DEBT -- The Company has a revolving credit agreement dated March 30, 2001 with several banks providing for unsecured borrowings up to $110,000,000, which includes an $8,000,000 credit line to fund daily working capital requirements. Amounts borrowed bear interest at the lower of the lender's prime rate or LIBOR plus 1.25%. The pricing under the working capital line is based upon overnight bank borrowing rates. At December 31, 2001 and

2000, an aggregate of $72,397,000 (bearing interest at 3.21%) and $90,000,000
(bearing interest at 7.04%) was outstanding under the current and prior revolving credit agreements, respectively. The Company pays a .25% commitment fee on unused balances. The weighted average interest rate on borrowings under the revolving credit agreement (before giving effect to interest rate swaps) was 5.77% in 2001, 7.07% in 2000 and 5.94% in 1999. The revolving credit agreement expires March 30, 2004. In September 2000, the Company entered into a credit agreement with two banks providing for unsecured borrowings up to $10,000,000. At December 31, 2000 an aggregate of $10,000,000 bearing interest at LIBOR plus 1.00% was outstanding under the agreement. The debt matured in 2001.

     The Company has entered into interest rate swap agreements that effectively fix the interest rate on $20,000,000 of borrowings under the revolving credit agreement at an average rate of 6.15% until May 2003, $10,000,000 at an average rate of 7.96% until November 2003, $10,000,000 at an average rate of 7.75% until November 2003, and an additional $20,000,000 at an average rate of 7.6% until June 2005. These swap agreements involve the receipt of amounts when the floating rates exceed the fixed rates and the payment of amounts when the fixed rates exceed the floating rates in such agreements over the life of the agreements. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to the floating rate interest expense related to the debt. The fair value of the liability of interest rate swap agreements included in accounts payable & accrued expenses in the consolidated balance sheet was approximately $3,145,000 at December 31, 2001.

     The revolving credit agreement contains certain covenants which require that the Company not permit its consolidated net worth as of the last day of any fiscal quarter to be less than the sum of (a) $187,625,000 plus (b) 50% of the Company's consolidated net income (but not loss) for the period beginning January 1, 2001 and ending on the last day of such fiscal quarter. It also places other restrictions on additional borrowings and requires the mainte-nance of certain financial ratios. At December 31, 2001, $26,124,000 of retained earnings were available for dividend payments and stock repurchases under the debt restrictions, and the Company was in compliance with all covenants.

     OTHER DEBT -- Other debt at December 31, 2001 of $5,316,000 is primarily comprised of $4,200,000 of industrial development corporation revenue bonds. The average weighted borrowing rate on these bonds in 2001 was 2.87%. No principal payments are due on the bonds until maturity in 2015.

NOTE E: INCOME TAXES

                                       YEAR ENDED     YEAR ENDED     YEAR ENDED
                                      DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
(IN THOUSANDS)                            2001           2000           1999
================================================================================
Current Income Tax Expense:
Federal                                $    6,239     $    9,461     $    8,020
State                                         112            608          1,081
                                       -----------------------------------------
                                            6,351         10,069          9,101
Deferred Income Tax Expense:
Federal                                       953          5,520          5,989
State                                         215          1,056            610
                                       -----------------------------------------
                                            1,168          6,576          6,599
                                       -----------------------------------------
                                       $    7,519     $   16,645     $   15,700
================================================================================

     Significant components of the Company's deferred income tax liabilities and assets are as follows:

                                                     DECEMBER 31,   DECEMBER 31,
(IN THOUSANDS)                                           2001           2000
================================================================================
Deferred Tax Liabilities:
  Rental Merchandise and
    Property, Plant & Equipment                       $   28,852     $   25,770
  Other, Net                                               1,376          1,531
                                                      --------------------------
Total Deferred Tax Liabilities                            30,228         27,301
Deferred Tax Assets:
  Accrued Liabilities                                      2,702          1,324
  Advance Payments                                         3,512          3,179
  Other, Net                                               3,051          1,812
                                                      --------------------------
Total Deferred Tax Assets                                  9,265          6,315
                                                      --------------------------
Net Deferred Tax Liabilities                          $   20,963     $   20,986
================================================================================

     The Company's effective tax rate differs from the federal income tax statutory rate as follows:

                                    YEAR ENDED      YEAR ENDED      YEAR ENDED
                                   DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                       2001            2000            1999
================================================================================
Statutory Rate                         35.0%           35.0%           35.0%
Increases in Taxes
Resulting From:
State Income Taxes,
Net of Federal Income
Tax Benefit                             1.1             2.5             2.7
Other, Net                              1.8             0.4             0.3
                                  ----------------------------------------------
Effective Tax Rate                     37.9%           37.9%           38.0%
================================================================================

NOTE F: COMMITMENTS

     The Company leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2015. Most of the leases contain renewal options for additional periods ranging from 1 to 15 years or provide for options to purchase the related property at predetermined purchase prices which do not represent bargain purchase options. In addition, certain properties occupied under operating leases contain normal purchase options. The Company also has a $25,000,000 construction and lease facility. Properties acquired by the lessor are purchased or constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2001 was approximately $24,700,000. Since the resulting leases are operating leases, no debt obligation is recorded on the Company's balance sheet. The Company also leases transportation equipment under operating leases expiring during the next 3 years. Management expects that most leases will be renewed or replaced by other leases in the normal course of business.

     Future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2001, are as follows: $29,998,000 in 2002; $24,451,000 in 2003; $18,849,000
in 2004; $12,442,000 in 2005; $7,643,000 in 2006; and $8,845,000 thereafter.
Certain operating leases expiring in 2006 contain residual value guarantee provisions and other guarantees in the event of a default. Although the likelihood of funding under these guarantees is considered by the Company to be remote, the maximum amount the Company may be liable for under such guarantees is approximately $24,700,000.

     Rental expense was $36,506,000 in 2001, $30,659,000 in 2000; and
$28,851,000 in 1999.

     The Company leases one building from a partnership of which an officer of the Company is a partner under a lease expiring in 2008 for annual rentals aggregating $212,700.

     The Company maintains a 401(k) savings plan for all full-time employees with at least one year of service with the Company and who meet certain eligibility requirements. The plan allows employees to contribute up to 10% of their annual compensation with 50% matching by the Company on the first 4% of compensation. The Company's expense related to the plan was $436,000 in 2001; $427,000 in 2000; and $447,000 in 1999.

NOTE G: SHAREHOLDERS' EQUITY

     In February 1999, the Company's Board of Directors authorized the repurchase of up to 2,000,000 shares of the Company's Common Stock and/or Class A Common Stock. During 2001, 10,000 shares of the Company's common shares were transferred back into treasury at an aggregate cost of $128,000 and the Company was authorized to purchase an additional 1,284,690 at December 31, 2001. At December 31, 2001, the Company held a total of 3,662,676 common shares in its treasury.

     The Company has 1,000,000 shares of preferred stock authorized. The shares are issuable in series with terms for each series fixed by the Board and such issuance is subject to approval by the Board of Directors. No preferred shares have been issued.

NOTE H: STOCK OPTIONS

     The Company has stock option plans under which options to purchase shares of the Company's Common Stock are granted to certain key employees. Under the plans, options granted become exercisable after a period of two or three years and unexercised options lapse five or ten years after the date of the grant. Options are subject to forfeiture upon termination of service. Under the plans, 1,915,000 of the Company shares are reserved for issuance at December 31, 2001. The weighted average fair value of options granted was $9.68 in 2001, $8.11 in 2000, and $9.55 in 1999.

     Pro forma information regarding net earnings and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options granted in 2001, 2000, and 1999 under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000, and 1999, respectively: risk-free interest rates of 6.05%, 6.47%, and 6.36%, a dividend yield of .24%, .28%, and .23%; a volatility factor of the expected market price of the Company's Common Stock of .45, .45, and .42; and a weighted average expected life of the option of 8 years.

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

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                  YEARS ENDED DECEMBER 31,
(IN THOUSANDS EXCEPT PER SHARE)                2001         2000         1999
================================================================================
Pro Forma Net Earnings                       $ 11,074     $ 25,910     $ 24,424
Pro Forma Earnings Per Share                      .56         1.31         1.22
Pro Forma Earnings Per Share
Assuming Dilution                                 .55         1.30         1.20
================================================================================

     The table below summarizes option activity for the periods indicated in the Company's stock option plans.

                                                                      WEIGHTED
                                                                       AVERAGE
                                                                      EXERCISE
(IN THOUSANDS EXCEPT PER SHARE)                           OPTIONS       PRICE
================================================================================
Outstanding at December 31, 1998                          1,382        $ 10.92
  Granted                                                   230          16.74
  Exercised                                                (233)          7.91
  Forfeited                                                 (77)         16.33
--------------------------------------------------------------------------------
Outstanding at December 31, 1999                          1,302          12.17
  Granted                                                   405          13.73
  Exercised                                                (235)          8.22
  Forfeited                                                 (95)         16.18
--------------------------------------------------------------------------------
Outstanding at December 31, 2000                          1,377          13.02
  Granted                                                   133          16.30
  Exercised                                                (110)         10.77
  Forfeited                                                 (99)         16.44
--------------------------------------------------------------------------------
Outstanding at December 31, 2001                          1,301          13.29
--------------------------------------------------------------------------------
Exercisable at December 31, 2001                            639        $ 11.68
================================================================================

     The following table summarizes information about stock options outstanding at December 31, 2001.

                                             OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
========================================================================================================
                                               WEIGHTED AVERAGE   WEIGHTED                      WEIGHTED
                                 NUMBER            REMAINING       AVERAGE        NUMBER         AVERAGE
                              OUTSTANDING         CONTRACTUAL     EXERCISE      EXERCISABLE     EXERCISE
RANGE OF EXERCISE PRICES   DECEMBER 31, 2001          LIFE          PRICE    DECEMBER 31, 2001    PRICE
========================================================================================================
$ 9.87 - $10.00                   450,800          4.27 years      $ 9.88           450,800      $ 9.88
 10.01 -  15.00                   429,000          8.42 years       13.41               500       14.75
 15.01 -  20.25                   421,050          7.57 years       16.81           187,300       16.03
--------------------------------------------------------------------------------------------------------
$ 9.87 - $20.25                 1,300,850          6.66 years      $13.29           638,600      $11.68
========================================================================================================

NOTE I: FRANCHISING OF AARON'S SALES & LEASE OWNERSHIP STORES

     The Company franchises Aaron's Sales & Lease Ownership stores. As of December 31, 2001 and 2000, 299 and 339 franchises had been awarded, respectively. Franchisees pay a non-refundable initial franchise fee of $35,000 and an ongoing royalty of 5% of cash receipts. Franchise fees and area development franchise fees are generated from the sale of rights to develop, own and operate Aaron's Sales & Lease Ownership stores. These fees are recognized when substantially all of the Company's obligations per location are satisfied (generally at the date of the store opening). Franchise fees and area development fees received prior to the substantial completion of the Company's obligations are deferred. The Company includes this income in Other Revenues in the Consolidated Statement of Earnings.

     The Company has guaranteed certain debt obligations of some of the franchisees amounting to $30,609,000 at December 31, 2001. The Company receives a guarantee and servicing fee based on such franchisees' outstanding debt obligations which it recognizes as income as earned. The Company has recourse rights to the assets securing the debt obligations. As a result, the Company does not expect to incur any significant losses under these guarantees.

NOTE J: ACQUISITIONS AND DISPOSITIONS

     In 1999, the Company acquired 18 sales and lease ownership stores with an aggregate purchase price of $10,252,000. The excess cost over the fair market value of tangible assets acquired was approximately $5,985,000. Also in 1999, the Company acquired two rent-to-rent stores. The aggregate purchase price of these 1999 acquisitions was not significant. During 2000, the Company acquired 20 sales and lease ownership stores including nine stores purchased from franchisees and 10 stores located in Puerto Rico. The aggregate purchase price of these 2000 acquisitions was $14,273,000 and the excess cost over the fair market value of tangible assets acquired was approximately $7,150,000. During 2001, the Company acquired 23 sales & lease ownership stores including 13 stores purchased from franchisees. The aggregate purchase price of these 2001 acquisitions was $10,423,000 and the excess cost over the fair market value of tangible assets acquired was approximately $4,553,000. Also, in 2001 the Company acquired two rent-to-rent stores. The aggregate purchase price of these 2001 rent-to-rent acquisitions was not significant.

     These acquisitions were accounted for under the purchase method and, accordingly, the results of operations of the acquired businesses are included in the Company's results of operations from their dates of acquisition. The effect of these acquisitions on the 2001, 2000 and 1999 consolidated financial statements was not significant.

     In 2001, the Company sold three of its sales and lease ownership stores to existing franchisees and sold five of its rent-to-rent stores. In 2000, the Company sold four of its rent-to-rent stores and an additional four in 1999. The effect of these sales on the consolidated financial statements was not significant.

NOTE K: SEGMENTS

Description of Products and Services of Reportable Segments

     Aaron Rents, Inc. has four reportable segments: sales and lease ownership, rent-to-rent, franchise and manufacturing. The sales and lease ownership division offers electronics, residential furniture and appliances to consumers primarily on a monthly payment basis with no credit requirements. The rent-to-rent division rents and sells residential and office furniture to businesses and consumers who meet certain minimum credit requirements. The Company's franchise operation sells and supports franchises of its sales and lease ownership concept. The manufacturing division manufactures upholstery, office furniture, lamps and accessories, and bedding predominantly for use by the other divisions.

Measurement of Segment Profit or Loss and Segment Assets

     The Company evaluates performance and allocates resources based on revenue growth and pre-tax profit or loss from operations. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that the sales and lease ownership division revenues and certain other items are presented on a cash basis. Intersegment sales are completed at internally negotiated amounts ensuring competitiveness with outside vendors. Since the intersegment profit and loss affect inventory valuation, depreciation and cost of goods sold are adjusted when intersegment profit is eliminated in consolidation.

Factors Used by Management to Identify the Reportable Segments

     The Company's reportable segments are business units that service different customer profiles using distinct payment arrangements. The reportable segments are each managed separately because of differences in both customer base and infrastructure.

     Information on segments and a reconciliation to earnings before income taxes are as follows:

                                                                  YEARS ENDED DECEMBER 31,
(IN THOUSANDS)                                              2001            2000            1999
====================================================================================================
Revenues From External Customers:
  Sales & Lease Ownership                                $  380,404      $  312,921      $  252,284
  Rent-to-Rent                                              150,002         174,918         173,579
  Franchise                                                  13,913          12,621           9,079
  Other                                                       4,243           4,057           1,551
Manufacturing                                                47,035          54,340          54,550
Elimination of Intersegment Revenues                        (47,801)        (54,807)        (53,941)
Cash to Accrual Adjustments                                  (1,115)         (1,130)            257
                                                         -------------------------------------------
  Total Revenues From External Customers                 $  546,681      $  502,920      $  437,359
                                                         -------------------------------------------
Earnings Before Income Taxes:
  Sales & Lease Ownership                                $   11,314      $   19,527      $   20,630
  Rent-to-Rent                                                9,152          16,346          14,369
  Franchise                                                   9,212           7,484           5,042
  Other                                                      (3,244)           (943)         (1,072)
  Manufacturing                                                (587)            728             717
                                                         -------------------------------------------
Earnings Before Income Taxes For Reportable Segments         25,847          43,142          39,686
Elimination of Intersegment Profit                           (1,449)           (441)           (357)
Cash to Accrual Adjustments                                  (1,151)           (804)            855
Other Allocations & Adjustments                              (3,392)          2,009           1,118
                                                         -------------------------------------------
  Total Earnings Before Income Taxes                     $   19,855      $   43,906      $   41,302
                                                         -------------------------------------------
Assets:
  Sales & Lease Ownership                                $  241,245      $  205,043      $  139,177
  Rent-to-Rent                                              107,882         128,163         138,349
  Franchise                                                  13,991          12,961          10,755
  Other                                                      17,533          17,485          16,097
  Manufacturing                                              16,545          16,727          14,030
                                                         -------------------------------------------
    Total Assets                                         $  397,196      $  380,379      $  318,408
                                                         -------------------------------------------
Depreciation & Amortization:
  Sales & Lease Ownership                                $  121,953      $   97,139      $   78,385
  Rent-to-Rent                                               29,736          34,557          32,946
  Franchise                                                     444             412             347
  Other                                                         690             354             492
  Manufacturing                                                 725             647             576
                                                         -------------------------------------------
    Total Depreciation & Amortization                    $  153,548      $  133,109      $  112,746
                                                         -------------------------------------------
Interest Expense:
  Sales & Lease Ownership                                $    4,620      $    2,750      $    1,702
  Rent-to-Rent                                                3,010           2,496           2,317
  Franchise                                                     119             144             117
  Other                                                      (1,491)            235             (31)
                                                         -------------------------------------------
    Total Interest Expense                               $    6,258      $    5,625      $    4,105
====================================================================================================

NOTE L: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                           FIRST      SECOND       THIRD       FOURTH
(IN THOUSANDS EXCEPT PER SHARE)           QUARTER     QUARTER     QUARTER      QUARTER
========================================================================================
YEAR ENDED DECEMBER 31, 2001
Revenues                                 $ 141,417   $ 132,763   $ 132,516    $ 139,985
Gross Profit                                75,857      71,442      70,034       68,859
Earnings Before Taxes                       11,802       7,998      (3,158)       3,213
Net Earnings                                 7,329       4,967      (1,961)       2,001
Earnings Per Share                       $     .37   $     .25   $    (.10)   $     .10
Earnings Per Share Assuming Dilution           .37         .25        (.10)         .10
========================================================================================
YEAR ENDED DECEMBER 31, 2000
Revenues                                 $ 125,372   $ 121,910   $ 124,850    $ 130,788
Gross Profit                                65,660      64,357      64,818       67,158
Earnings Before Taxes                       11,741      11,177      10,799       10,189
Net Earnings                                 7,278       6,929       6,706        6,348
Earnings Per Share                       $     .37   $     .35   $     .34    $     .32
Earnings Per Share Assuming Dilution           .36         .35         .34          .32
========================================================================================

     In the third quarter of 2001, the Company recorded non-cash charges totaling approximately $5.6 million, before income taxes, related to certain store closings and related exit costs.

================================================================================
REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AARON RENTS, INC.:

     We have audited the accompanying consolidated balance sheets of Aaron Rents, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aaron Rents, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                                           /s/ ERNST & YOUNG LLP


Atlanta, Georgia
February 21, 2002

COMMON STOCK MARKET PRICES & DIVIDENDS

     The following table shows, for the periods indicated, the range of high and low prices per share for the Common Stock and Class A Common Stock and the cash dividends declared per share.

     The Company's Common Stock and Class A Common Stock are listed on the New York Stock Exchange under the symbols "RNT" and "RNT.A," respectively.

     The approximate number of shareholders of the Company's Common Stock and Class A Common Stock at March 15, 2002, was 2,800. The closing price for the Common Stock and Class A Common Stock on March 15, 2002, was $20.48 and $18.50, respectively.

                                                CASH
                                              DIVIDENDS
COMMON STOCK             HIGH       LOW       PER SHARE
=======================================================
DECEMBER 31, 2001
First Quarter           $17.50     $13.55
Second Quarter           19.50      15.10        .02
Third Quarter            18.97      14.90
Fourth Quarter           18.20      15.00        .02
=======================================================
DECEMBER 31, 2000
First Quarter           $17.89     $13.46
Second Quarter           14.96      11.45        .02
Third Quarter            15.48      12.61
Fourth Quarter           18.00      11.74        .02
=======================================================

                                                CASH
                                              DIVIDENDS
CLASS A COMMON STOCK     HIGH       LOW       PER SHARE
=======================================================
DECEMBER 31, 2001
First Quarter           $15.90     $12.13
Second Quarter           16.50      15.72        .02
Third Quarter            16.35      13.75
Fourth Quarter           15.25      12.50        .02
=======================================================
DECEMBER 31, 2000
First Quarter           $18.58     $16.46
Second Quarter           17.08      14.59        .02
Third Quarter            16.10      15.35
Fourth Quarter           15.92      13.44        .02
=======================================================

================================================================================

UNITED STATES AND PUERTO RICO STORE LOCATIONS

                   [MAP OF THE UNITED STATES AND PUERTO RICO]


  ================================================
  AT DECEMBER 31, 2001
* Company-Operated Sales & Lease Ownership     364
# Franchised Sales & Lease Ownership           209
+ Rent-to-Rent                                  75
                                              ----
  Total Stores                                 648
  ------------------------------------------------
  Manufacturing & Distribution Centers          18