Form 10-K, Exhibit 13
period 2002-12-31
AARON RENTS INC
filed 2003-03-31
CIK 706688

FINANCIAL HIGHLIGHTS

                                                                 YEAR ENDED      YEAR ENDED
(DOLLAR AMOUNTS IN THOUSANDS,                                   DECEMBER 31,     DECEMBER 31,     PERCENTAGE
 EXCEPT PER SHARE)                                                  2002             2001           CHANGE
-------------------------------------------------------------------------------------------------------------
OPERATING RESULTS

Revenues                                                       $      640,688   $     546,681            17.2%
Earnings Before Taxes                                                  43,652          19,855           119.9
Net Earnings                                                           27,440          12,336           122.4
Earnings Per Share                                                       1.31            0.62           111.3
Earnings Per Share
  Assuming Dilution                                                      1.29            0.61           111.5
-------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Total Assets                                                   $      483,648   $     397,196            21.8%
Rental Merchandise, Net                                               317,287         258,932            22.5
Credit Facilities                                                      73,265          77,713            (5.7)
Shareholders' Equity                                                  280,545         219,967            27.5
Book Value Per Share                                                    12.92           11.01            17.3
Debt to Capitalization                                                   20.7%           26.1%
Pre-Tax Profit Margin                                                     6.8             3.6
Net Profit Margin                                                         4.3             2.3
Return on Average Equity                                                 11.0             5.8
-------------------------------------------------------------------------------------------------------------
STORES OPEN AT YEAR END
Sales & Lease Ownership                                                   387             364             6.3%
Sales & Lease Ownership Franchised                                        232             209            11.0
Sight & Sound                                                              25
Rent-to-Rent                                                               70              75            (6.7)
-------------------------------------------------------------------------------------------------------------
Total Stores                                                              714             648            10.2%
-------------------------------------------------------------------------------------------------------------

[CHART]

REVENUES BY YEAR

[CHART]

NET EARNINGS BY YEAR

SELECTED FINANCIAL INFORMATION

                                                YEAR ENDED       YEAR ENDED       YEAR ENDED       YEAR ENDED       YEAR ENDED
(DOLLAR AMOUNTS IN THOUSANDS,                  DECEMBER 31,     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
EXCEPT PER SHARE)                                  2002             2001             2000             1999             1998
--------------------------------------------------------------------------------------------------------------------------------
Systemwide Revenues(1)                        $      874,709   $      735,389   $      656,096   $      547,255   $      464,175
                                              ----------------------------------------------------------------------------------
OPERATING RESULTS
Revenues:
 Rentals & Fees                               $      459,179   $      403,385   $      359,880   $      318,154   $      289,272
 Retail Sales                                         72,698           60,481           62,417           62,296           62,576
 Non-Retail Sales                                     88,969           66,212           65,498           45,394           18,985
 Other                                                19,842           16,603           15,125           11,515            8,826
                                              ----------------------------------------------------------------------------------
                                                     640,688          546,681          502,920          437,359          379,659
                                              ----------------------------------------------------------------------------------
Costs & Expenses:
 Retail Cost of Sales                                 53,856           43,987           44,156           45,254           44,386
 Non-Retail Cost of Sales                             82,407           61,999           60,996           42,451           17,631
 Operating Expenses                                  293,346          276,682          227,587          201,923          189,719
 Depreciation of Rental Merchandise                  162,660          137,900          120,650          102,324           89,171
 Interest                                              4,767            6,258            5,625            4,105            3,561
                                              ----------------------------------------------------------------------------------
                                                     597,036          526,826          459,014          396,057          344,468
                                              ----------------------------------------------------------------------------------
Earnings Before Income Taxes                          43,652           19,855           43,906           41,302           35,191
Income Taxes                                          16,212            7,519           16,645           15,700           13,707
                                              ----------------------------------------------------------------------------------
Net Earnings                                  $       27,440   $       12,336   $       27,261   $       25,602   $       21,484
                                              ----------------------------------------------------------------------------------
Earnings Per Share                            $         1.31   $          .62   $         1.38   $         1.28   $         1.06
Earnings Per Share Assuming Dilution                    1.29              .61             1.37             1.26             1.04
                                              ----------------------------------------------------------------------------------
Dividends Per Share:
 Common                                       $          .04   $          .04   $          .04   $          .04   $          .04
 Class A                                                 .04              .04              .04              .04              .04
--------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Rental Merchandise, Net                       $      317,287   $      258,932   $      267,713   $      219,831   $      194,163

Property, Plant & Equipment, Net                      87,094           77,282           63,174           55,918           50,113
Total Assets                                         483,648          397,196          380,379          318,408          272,174
Interest-Bearing Debt                                 73,265           77,713          104,769           72,760           51,727
Shareholders' Equity                                 280,545          219,967          208,538          183,718          168,871
--------------------------------------------------------------------------------------------------------------------------------
AT YEAR END
Stores Open:
 Company-Operated                                        482              439              361              320              291
 Franchised                                              232              209              193              155              136
Rental Agreements in Effect                          369,000          314,600          281,000          254,000          227,400
Number of Employees                                    4,800            4,200            3,900            3,600            3,400
--------------------------------------------------------------------------------------------------------------------------------

(1) SYSTEMWIDE REVENUES INCLUDE REVENUES OF FRANCHISED AARON'S SALES & LEASE OWNERSHIP STORES. FRANCHISED STORE REVENUES ARE NOT REVENUES OF AARON RENTS.

    The Company adopted Statement of Financial Accounting Standards No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS on January 1, 2002. If the Company had applied the non-amortization provisions of Statement 142 for all periods presented, net income and diluted income per share would have increased by approximately $688,000 ($.03 per share), $431,000 ($.02 per share), $323,000
($.02 per share), and $173,000 ($.01 per share) for the years ended December 31, 2001, 2000, 1999, and 1998, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 VERSUS YEAR ENDED DECEMBER 31, 2001

REVENUES

    Total revenues for the year ended 2002 increased $94 million to $640.7 million compared to $546.7 million in 2001, a 17.2% increase. The increase was due mainly to a $55.8 million, or 13.8%, increase in rentals and fees revenues, plus a $22.8 million, or 34.4%, increase in non-retail sales. Our rentals and fees revenues include all revenues derived from rental agreements from our sales and lease ownership and rent-to-rent stores, including agreements that result in our customers acquiring ownership at the end of the term of the rental agreements. The increase in rentals and fees revenues was attributable to a $77.3 million increase from our sales and lease ownership division, which had an average increase of 13% in same store revenues for the year ended 2002 and added 149 Company-operated stores since the beginning of 2001. The growth in our sales and lease ownership division was offset by a $21.5 million decrease in rental revenues in our rent-to-rent division. The decrease in rent-to-rent division revenues is primarily the result of our decision to close, merge, or sell 29 under-performing stores since the beginning of 2001, as well as a decline of same store revenues.

    Revenues from retail sales increased $12.2 million to $72.7 million in 2002 from $60.5 million in 2001 due to an increase of $20.8 million in the sales and lease ownership division offset by a decrease of $8.6 million in our rent-to-rent division. Retail sales represent sales of both new and rental return merchandise. Non-retail sales, which primarily represent merchandise sold to our franchisees, increased 34.4% to $89 million in 2002 from $66.2 million in 2001. The increased sales reflect the growth of our franchise operations.

    Other revenues, which include franchise fee and royalty income and other miscellaneous revenues, for the year ended December 31, 2002 increased $3.2 million to $19.8 million compared with $16.6 million in 2001, a 19.5% increase. This increase was attributable to franchise fee and royalty income increasing $3 million, or 21.8%, to $16.6 million compared with $13.6 million last year, reflecting the net addition of 23 franchised stores in 2002 and improved operating revenues at older franchised stores.

    With respect to our major operating units, revenues for our sales and lease ownership division increased $121 million to $501.4 million in 2002 compared with $380.4 million last year, a 31.8% increase. This increase was attributable to the store additions and same store revenue growth described above. Rent-to-rent division revenues for 2002 decreased 20% to $119.9 million from $150 million in 2001, due primarily to the closing or other disposition of under-performing stores and same store revenue decline previously described.

COST OF SALES

    Cost of sales from retail sales increased $9.9 million or 22.4%, to $53.9 million in 2002 compared to $44 million in 2001, and as a percentage of sales, increased to 74.1% from 72.7%. The increase in retail cost of sales as a percentage of sales was primarily due to a slight decrease in margins in both the rent-to-rent and sales and lease ownership divisions in 2002 along with lower margins on retail sales from our newly acquired Sight & Sound stores. Cost of sales from non-retail sales increased $20.4 million to $82.4 million in the 2002 from $62 million in 2001, and as a percentage of sales, decreased to 92.6% from 93.6%. The increased margins on non-retail sales were primarily the result of higher margins on certain products sold to franchisees.

EXPENSES

    Operating expenses in 2002 increased $16.7 million to $293.3 million from $276.7 million in 2001, a 6% increase. As a percentage of total revenues, operating expenses were 45.8% in 2002 and 50.6% in 2001. Operating expenses decreased in 2002 as a percentage of total revenues primarily due to higher costs in 2001 associated with the acquisition of sales and lease ownership store locations formerly operated by one of the nation's largest furniture retailers along with other new store openings coupled with non-cash charges of $5.6 million related to the rent-to-rent division. In addition, we discontinued amortizing goodwill in 2002 in connection with the adoption of a new accounting standard. This adoption had the effect of eliminating amortization expense of $1.1 million in 2002 compared with 2001.

    Depreciation of rental merchandise increased $24.8 million to $162.7 million in 2002 from $137.9 million during 2001, an 18% increase. As a percentage of total rentals and fees, depreciation of rental merchandise increased to 35.4% from 34.2% in 2001. The increase as a percentage of rentals and fees reflects a greater percentage of our rentals and fees revenues coming from our sales and lease ownership division, which depreciates its rental merchandise at a faster rate than our rent-to-rent division.

    On January 1, 2002, we began depreciating sales and lease ownership merchandise upon the earlier to occur of its initial lease to a customer or twelve months after it is acquired from the vendor. Previously, we began depreciating sales and lease ownership merchandise as soon as it was delivered to our stores from our distribution centers. This change in accounting method increased net earnings by approximately $3 million, or $.14 per diluted common share in 2002.

    Interest expense decreased $1.5 million to $4.8 million in 2002 compared with $6.3 million in 2001, a 23.8% decline. As a percentage of total revenues, interest expense decreased to 0.7% in 2002 from 1.1% in 2001. The decrease in interest expense as a percentage of total revenues was primarily due to lower debt levels in 2002.

    Income tax expense increased $8.7 million to $16.2 million in 2002 compared with $7.5 million in 2001, representing an 115.6% increase due to the higher pre-tax earnings. Aaron Rents' effective tax rate was 37.1% in 2002 compared with 37.9% in 2001, primarily due to lower non-deductible expenses.

NET EARNINGS

    As a result, net earnings increased $15.1 to $27.4 million in 2002 compared with $12.3 million last year representing a 122.4% increase. As a percentage of total revenues, net earnings were 4.3% in 2002 and 2.3% in 2001. The increase in net earnings was primarily due to the non-cash charges of $5.6 million incurred in the third quarter of 2001 along with the maturing 101 Company-operated sales and lease ownership stores added in 2001, and a 13% increase in same store revenue growth, coupled with the change in our rental merchandise depreciation method and the non-amortization of goodwill. In addition, the Company experienced higher than usual operating expenses in 2001 associated with the addition of 101 Company-operated stores.

YEAR ENDED DECEMBER 31, 2001 VERSUS YEAR ENDED DECEMBER 31, 2000

REVENUES

    Total revenues for 2001 increased $43.8 million to $546.7 million compared with $502.9 million in 2000, an 8.7% increase. The increase was due mainly to a $43.5 million, or 12.1%, increase in rentals and fees revenues, plus a $714,000 increase in non-retail sales. The increase in rentals and fees revenues was attributable to a $62.7 million increase from our sales and lease ownership division, which added 101 Company-operated stores in 2001, offset by a $19.2 million decrease in our rent-to-rent division.

    Revenues from retail sales decreased $1.9 million to $60.5 million in 2001 from $62.4 million for the prior year, a 3.1% decrease. Non-retail sales, which primarily represent merchandise sold to our franchisees, increased 1.1% to $66.2 million compared with $65.5 million for 2000. The increased sales were due to the growth of our franchise operations.

    Other revenues for 2001 increased $1.5 million to $16.6 million compared with $15.1 million in 2000, a 9.8% increase. This increase was attributable to franchise fee and royalty income increasing $1.2 million, or 10%, to $13.6 million compared with $12.4 million in 2000, reflecting the net addition of 16 new franchised stores in 2001 and improved operating revenues at mature franchised stores.

    With respect to our major operating units, revenues for our sales and lease ownership division increased $67.5 million to $380.4 million in 2001 compared with $312.9 million in 2000, a 21.6% increase. This increase was attributable to the sales and lease ownership division adding 101 stores in 2001 combined with same store revenue growth of 7.7% in 2001. Rent-to-rent division revenues in 2001 decreased 14.2% to $150 million from $174.9 million in 2000. The decrease in rent-to-rent division revenues is primarily the result of our decision to close, merge, or sell 23 under-performing stores in 2001.

COST OF SALES

    Cost of sales from retail sales decreased $169,000 to $44 million in 2001 compared with $44.2 million in 2000, and as a percentage of sales, increased to 72.7% from 70.7% primarily due to product mix. Cost of sales from non-retail sales increased $1 million to $62 million in 2001 from $61 million in 2000, and as a percentage of sales, increased to 93.6% from 93.1%. The decreased margins on non-retail sales were primarily the result of slightly lower margins on certain products sold to franchisees.

EXPENSES

    Operating expenses in 2001 increased $49.1 million to $276.7 million from $227.6 million in 2000, a 21.6% increase. As a percentage of total revenues, operating expenses were 50.6% in 2001 and 45.3% in 2000. Operating expenses increased as a percentage of total revenues primarily due to the costs associated with the acquisition and accelerated start-up costs of sales and lease ownership locations formerly operated by one of the nation's largest furniture retailers along with other new store openings. In addition, we recorded non-cash charges of $5.6 million related to the future real estate lease obligations of closed rent-to-rent stores and the write down of inventory and other assets within our rent-to-rent division.

    Depreciation of rental merchandise increased $17.2 million to $137.9 million in 2001 from $120.7 million in 2000, a 14.3% increase. As a percentage of total rentals and fees, rental merchandise depreciation increased to 34.2% from 33.5%. This increase as a percentage of rentals and fees was mainly because a greater percentage of our rentals and fees revenues are coming from our sales and lease ownership division, which depreciates its rental merchandise at a faster rate than our rent-to-rent division.

    Interest expense increased 11.3% to $6.3 million in 2001 compared with $5.6 million in 2000. As a percentage of total revenues, interest expense was 1.1% in both years.

    Income tax expense decreased $9.1 million to $7.5 million in 2001 compared with $16.6 million in 2000, a 54.8% decline. Aaron Rents' effective tax rate was 37.9% in both 2001 and 2000.

NET EARNINGS

    Net earnings decreased $14.9 million to $12.3 million for 2001 compared with $27.3 million for 2000, a 54.8% decrease. As a percentage of total revenues, net earnings were 2.3% in 2001 and 5.4% in 2000. The decrease in net earnings was mainly the result of start-up expenses associated with the 101 new store openings, as compared with 32 stores opened in the prior year, and non-cash charges associated with our rent-to-rent division.

BALANCE SHEET

    Cash. The Company's cash balance remained virtually unchanged with a balance of $96,000 and $93,000 at December 31, 2002 and 2001, respectively. The consistency of the cash balance is the result of the Company being a net borrower with all excess cash being used to pay down debt balances.

    Deferred Income Taxes. The increase of $29.6 million in deferred income taxes from December 31, 2001 to December 31, 2002 is primarily the result of March 2002 tax law changes, effective September 2001, that allow accelerated depreciation of rental merchandise for tax purposes.

    Bank Debt. The reduction in bank debt of $65.1 million from December 31, 2001 to December 31, 2002 is primarily the result of the Company's private placement of $50 million of senior unsecured notes in August 2002 coupled with a June 2002 public offering of 1.725 million newly-issued shares of Common Stock for net proceeds of $34.1 million.

    Other Debt. The increase of $60.6 million in other debt from December 31, 2001 to December 31, 2002 is primarily the result of the Company's private placement of $50 million of senior unsecured notes in August 2002 and $11.7 million of debt related to capital leases associated with the sale and lease back of real estate.

    Additional Paid-In Capital. The increase of $33.7 million in additional paid in capital from December 31, 2001 to December 31, 2002 is primarily the result of the Company's June 2002 public offering of 1.725 million newly-issued shares of Common Stock.

LIQUIDITY AND CAPITAL RESOURCES

GENERAL

    Cash flows from operations for the year ended December 31, 2002 and 2001 were $221.7 and $189.4 million, respectively. Our cash flows include profits on the sale of rental return merchandise. Our primary capital requirements consist of buying rental merchandise for both Company-operated sales and lease ownership and rent-to-rent stores. As Aaron Rents continues to grow, the need for additional rental merchandise will continue to be our major capital requirement. These capital requirements historically have been financed through:

- bank credit
- trade credit with vendors
- private debt
- stock offerings
- cash flow from operations
- proceeds from the sale of rental return merchandise


    In August 2002, we sold $50 million in aggregate principal amount of our 6.88% senior unsecured notes due August 2009 in a private placement. Quarterly interest payments are due for the first two years followed by annual $10 million principal repayments plus interest for the next five years. We used some of the net proceeds of the sale to repay borrowings under our existing revolving credit facility, and intend to use a portion to finance future expansion. Information regarding our obligations to make future payments under our senior unsecured notes appears under "Commitments" below.

    In June 2002, we completed an underwritten public offering of 1.725 million newly-issued shares of our common stock (including shares issued pursuant to the underwriters' over-allotment option) for net proceeds, after the underwriting discount and expenses, of approximately $34.1 million. We used the proceeds to repay borrowings under our revolving credit facility. A selling shareholder sold an additional 575,000 shares in the offering.

    Aaron Rents has financed its growth through a revolving credit agreement with several banks, collateralized real estate borrowings, trade credit with vendors, and internally generated funds. Our revolving credit agreement dated March 30, 2001 provides for unsecured borrowings up to $110 million, including an $8 million credit line to fund daily working capital requirements. The interest rate under our revolving credit agreement is currently the lower of the lender's prime rate or LIBOR plus 1.25%. The agreement expires on March 30, 2004.

    At December 31, 2002, an aggregate of $7.3 million was outstanding under the revolving credit agreement, bearing interest at a weighted average variable rate of 3.1%. The Company's long-term debt decreased by approximately $4.4 million in 2002. The decline in borrowings is primarily attributable to cash generated from operating activities of $221.7 million along with the $34.1 million in net proceeds from a public offering of 1.725 million shares of our Common Stock. Information regarding our obligations to make future payments under our credit facility appears under "Commitments" below. We use interest rate swap agreements as part of our overall long-term financing program, as described below under "Market Risk."

    Aaron Rents' revolving credit agreement, senior unsecured notes, the construction and lease facility, and the franchise loan program discussed below, contain financial covenants which, among other things, forbid us from exceeding certain debt to equity levels and require us to maintain minimum fixed charge coverage ratios. If we fail to comply with these covenants, then we will be in default under these commitments, and all amounts would become due immediately. Aaron Rents was complying with all these covenants at December 31, 2002.

    As of December 31, 2002, Aaron Rents was authorized by itsboard of directors to purchase up to an additional 1,186,890 common shares.

    Aaron Rents has paid dividends for 16 consecutive years. A $.02 per share dividend on our common stock and Class A stock was paid in January 2002 and July 2002, for a total fiscal year cash outlay of $798,000. Subject to sufficient operating profits, to any future capital needs and to other contingencies, we currently expect to continue our policy of paying dividends.

    We believe that the proceeds from our public stock offering, our senior note offering, our expected cash flows from operations, proceeds from the sale of rental return merchandise, bank and other borrowings, and vendor credit will be sufficient to fund our capital and liquidity needs for at least the next 24 months.

COMMITMENTS

    Construction and Lease Facility. On October 31, 2001, we renewed our $25 million construction and lease facility. From 1996 to 1999, we arranged for a bank holding company to purchase or construct properties identified by us pursuant to this facility, and we subsequently leased these properties from the bank holding company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2002 was approximately $24.7 million. Since the resulting leases are accounted for as operating leases, we do not record any debt obligation on our balance sheet. This construction and lease facility expires in 2006. Lease payments fluctuate based upon current interest rates and are generally based upon LIBOR plus 1.35%. The lease facility contains residual value guarantee and default guarantee provisions. Although we believe the likelihood of funding to be remote, the maximum guarantee obligation under the residual value and default guarantee provisions upon termination are approximately $20.9 million and $24.7 million, respectively, at December 31, 2002.

    Leases. Aaron Rents leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2015. Most of the leases contain renewal options for additional periods ranging from one to 15 years or provide for options to purchase the related property at predetermined purchase prices which do not represent bargain purchase options. We also lease transportation and computer equipment under operating leases expiring during the next three years. We expect that most leases will be renewed or replaced by other leases in the normal course of business. Approximate future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2002 including leases under our construction and lease facility described above are as follows: $33.3 million in 2003; $27.8 million in 2004; $19.8 million in 2005; $12.6 million in 2006; $6.8 million in 2007; and $7.1 million thereafter.

    The Company has 13 capital leases, 12 of which are with limited liability companies (LLCs) whose owners include Aaron Rents' executive officers, and majority shareholder. Eleven of these related party leases relate to properties purchased from Aaron Rents in December 2002 by one of the LLCs for a total purchase price of approximately $5 million. The LLC is leasing back these properties to Aaron Rents for 15-year terms at an aggregate annual rental of approximately $635,000. The twelfth related party capital lease relates to a property sold by Aaron Rents to a second LLC for $6.3 million in April 2002 and leased back to Aaron Rents for a 15-year term at an annual rental of approximately $617,000. See Note E to the Consolidated Financial Statements.

    Franchise Guaranty. Aaron Rents has guaranteed the borrowings of certain independent franchisees under a franchise loan program with a bank. In the event these franchisees are unable to meet their debt service payments or otherwise experience an event of default, we would be unconditionally liable for a portion of the outstanding balance of the franchisee's debt obligations, which would be due in full within 90 days of the event of default. At December 31, 2002, the portion which we might be obligated to repay in the event our franchisees defaulted was approximately $63.7 million. However, due to franchisee borrowing limits, we believe any losses associated with any defaults would be mitigated through recovery of rental merchandise and other assets. Since its inception, Aaron Rents has had no losses associated with the franchisee loan and guaranty program.

    We have no long-term commitments to purchase merchandise. See Note G to the Consolidated Financial Statements for further information.

    The following table shows the Company's approximate obligations and commitments to make future payments under contractual obligations as of December 31, 2002:

                                                                  PERIOD           PERIOD            PERIOD          PERIOD
                                                                 LESS THAN           1-3               4-5            OVER
(IN THOUSANDS)                                    TOTAL           1 YEAR            YEARS             YEARS         5 YEARS
--------------------------------------------------------------------------------------------------------------------------------
Credit facilities, including capital leases   $       73,265   $          277   $       18,138   $       21,020   $       33,830
Operating leases                                     107,530           33,326           47,678           19,426            7,100
                                              ----------------------------------------------------------------------------------
Total Contractual Cash Obligations            $      180,795   $       33,603   $       65,816   $       40,446   $       40,930
================================================================================================================================

    The Company has certain commercial commitments related to franchisee borrowing guarantees and residual values under operating leases. The Company believes the likelihood of any significant amounts being funded in connection with these commitments to be remote. The following table shows the Company's approximate commercial commitments as of December 31, 2002:

                                                  TOTAL           PERIOD           PERIOD           PERIOD           PERIOD
                                                 AMOUNTS         LESS THAN           1-3              4-5             OVER
(IN THOUSANDS)                                  COMMITTED         1 YEAR            YEARS            YEARS           5 YEARS
--------------------------------------------------------------------------------------------------------------------------------
Guaranteed borrowings of franchisees          $       63,700   $       63,700
Residual value guarantee under
 operating leases                                     20,900                                             20,900
                                              ----------------------------------------------------------------------------------
Total Contractual Cash Obligations            $       84,600   $       63,700                    $       20,900
================================================================================================================================

MARKET RISK

    Aaron Rents manages its exposure to changes in short-term interest rates, particularly to reduce the impact on our variable payment construction and lease facility and floating-rate borrowings, by entering into interest rate swap agreements. These swap agreements involve the receipt of amounts by us when floating rates exceed the fixed rates and the payment of amounts by us to the counterparties when fixed rates exceed the floating rates in the agreements over their term. We accrue the differential we may pay or receive as interest rates change, and recognize it as an adjustment to the floating rate interest expense related to our debt. The counterparties to these contracts are high credit quality commercial banks, which we believe minimizes the risk of counterparty default to a large extent.

    At December 31, 2002, we had swap agreements with total notional principal amounts of $60 million which effectively fixed the interest rates on obligations in the notional amount of $28 million of debt under our revolving credit agreement, variable payment construction and lease facility, and other debt at an average rate of 5.9%, as follows: $20 million at an average rate of 6.15% until May 2003; $10 million at an average rate of 7.96% until November 2003; $10 million at an average rate of 7.75% until November 2003; and an additional $20 million at an average rate of 7.6% until June 2005. In 2002, we reassigned approximately $24 million of notional amount of swaps to the variable payment obligations under our construction and lease facility described above. Since August 2002, fixed rate swap agreements in the notional amount of $32 million were not being utilized as a hedge of variable obligations, and accordingly, changes in the valuation of such swap agreements are recorded directly to earnings. The fair value of interest rate swap agreements was a liability of approximately $3.3 million at December 31, 2002. A 1% adverse change in interest rates on variable rate obligations would not have a material adverse impact on the future earnings and cash flows of the Company.

    We do not use any market risk sensitive instruments to hedge commodity, foreign currency, or risks other than interest rate risk, and hold no market risk sensitive instruments of any kind for trading or speculative purposes.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (SFAS 141), BUSINESS COMBINATIONS. This statement eliminates the pooling of interests method of accounting for all business combinations initiated after June 30, 2001, and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. We have had no significant business combinations after June 30, 2001.

    Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), GOODWILL AND OTHER INTANGIBLE ASSETS. We performed Step 1 of the required transitional impairment test under SFAS 142 using a combination of the market value and comparable transaction approaches to business enterprise valuation. We concluded that the enterprise fair values of our reporting units were greater than the carrying value, and accordingly, no further impairment analysis was considered necessary. We also adopted the non-amortization provisions of SFAS 142, which resulted in an increase in net earnings of $688,000 or $.03 diluted earnings per share for 2002.

    In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS. This statement supercedes Statement of Financial

Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. We adopted SFAS 144 as of January 1, 2002, and the statement had no material effect on our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

REVENUE RECOGNITION

    Rental revenues are recognized in the month they are due on the accrual basis of accounting. For internal management reporting purposes, rental revenues from the sales and lease ownership division are recognized as revenue in the month the cash is collected. On a monthly basis, we record an accrual for rental revenues due but not yet received, net of allowances, and a deferral of revenue for rental payments received prior to the month due. Our revenue recognition accounting policy matches the rental revenue with the corresponding costs -- mainly depreciation -- associated with the rental merchandise.
At the years ended December 31, 2002 and 2001, Aaron Rents had a net revenue deferral representing cash collected in advance of being due or otherwise earned totaling approximately $7.5 million and $5.7 million, respectively. Revenues from the sale of residential and office furniture and other merchandise are recognized at the time of shipment.

RENTAL MERCHANDISE DEPRECIATION

    Our sales and lease ownership division depreciates merchandise over the agreement period, generally 12 to 24 months when rented, and 36 months when not rented, to 0% salvage value. Prior to 2002, we depreciated sales and lease ownership merchandise as soon as it was delivered to our stores from our distribution centers. In the first quarter of 2002, we began depreciating this merchandise upon the earlier to occur of its initial lease to a customer or 12 months after it is acquired from the vendor. See Note B to the Consolidated Financial Statements. Nevertheless, sales and lease ownership merchandise is generally depreciated at a faster rate than our rent-to-rent merchandise. As sales and lease ownership revenues continue to comprise an increasing percentage of total revenues, we expect rental merchandise depreciation to increase at a correspondingly faster rate. Our rent-to-rent division depreciates merchandise over its estimated useful life which ranges from six months to 60 months, net of its salvage value which ranges from 0% to 60%.

    Our policies require weekly rental merchandise counts by store managers, which includes a write-off for unsalable, damaged, or missing merchandise inventories. Full physical inventories are generally taken at our distribution and manufacturing facilities on a quarterly basis, and appropriate provisions are made for missing, damaged and unsalable merchandise. In addition, we monitor rental merchandise levels and mix by division, store and distribution center, as well as the average age of merchandise on hand. If unsalable rental merchandise cannot be returned to vendors, it's adjusted to its net realizable value or written off.

    All rental merchandise is available for rental and sale. On a monthly basis, we write off damaged, lost or unsalable merchandise as identified. These write-offs totaled approximately $10.1 million, $10 million and $8.9 million during the years ended December 31, 2002, 2001, and 2000, respectively.

CLOSED STORE RESERVES

    From time to time, Aaron Rents closes or consolidates retail stores. We record an estimate of the future obligation related to closed stores based upon the present value of the future lease payments and related commitments, net of estimated sublease income which we base upon historical experience. At the years ended December 31, 2002 and 2001, our reserve for closed stores was $1.5 million and $3.4 million, respectively. If our estimates related to sublease income are not correct, our actual liability may be more or less than the liability recorded at December 31, 2002.

INSURANCE PROGRAMS

    Aaron Rents maintains insurance contracts for paying of workers' compensation and group health insurance claims. Using actuarial analysis and projections, we estimate the liabilities associated with open and incurred but not reported workers compensation claims. This analysis is based upon an assessment of the likely outcome or historical experience, net of any stop loss or other supplementary coverages. We also calculate the projected outstanding plan liability for our group health insurance program.

    Our liability for workers compensation insurance claims and group health insurance was approximately $3.1 million and $3.3 million, respectively, at the years ended December 31, 2002 and 2001.

    If we resolve existing workers compensation claims for amounts which are in excess of our current estimates and within policy stop loss limits, we will be required to pay additional amounts beyond those accrued at December 31, 2002. Additionally, if the actual group health insurance liability exceeds our projection, we will be required to pay additional amounts beyond those accrued at December 31, 2002.

    The assumptions and conditions described above reflect management's best assumptions and estimates, but these items involve inherent uncertainties as described above, which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods.

FORWARD LOOKING STATEMENTS

    Certain written and oral statements made by our Company may constitute "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995, including statements made in this report and other filings with the Securities and Exchange Commission. All statements which address operating performance, events, or developments that we expect or anticipate will occur in the future--including growth in store openings and franchises awarded, market share, and statements expressing general optimism about future operating results-- are forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. The Company undertakes no obligation to publicly update or revise any forward-looking statements. For a discussion of such risks and uncertainties see "Certain Factors Affecting Forward-Looking Statements" in the Company's Annual Report on Form 10-K for fiscal 2002, filed with the Securities and Exchange Commission, which discussion is incorporated herein by this reference.

CONSOLIDATED BALANCE SHEETS

                                                                                                  DECEMBER 31,     DECEMBER 31,
(IN THOUSANDS, EXCEPT SHARE DATA)                                                                     2002             2001
--------------------------------------------------------------------------------------------------------------------------------
ASSETS

Cash                                                                                             $           96   $           93
Accounts Receivable                                                                                      26,973           25,411
Rental Merchandise                                                                                      470,225          392,532
Less: Accumulated Depreciation                                                                         (152,938)        (133,600)
                                                                                                 -------------------------------
                                                                                                        317,287          258,932
Property, Plant & Equipment, Net                                                                         87,094           77,282
Goodwill, Net                                                                                            25,985           22,096
Prepaid Expenses & Other Assets                                                                          26,213           13,382
                                                                                                 -------------------------------
Total Assets                                                                                     $      483,648   $      397,196
================================================================================================================================
LIABILITIES & SHAREHOLDERS' EQUITY
Accounts Payable & Accrued Expenses                                                              $       64,131   $       65,344
Dividends Payable                                                                                           434              399
Deferred Income Taxes Payable                                                                            50,517           20,963
Customer Deposits & Advance Payments                                                                     14,756           12,810
Credit Facilities                                                                                        73,265           77,713
                                                                                                 -------------------------------
Total Liabilities                                                                                       203,103          177,229
Commitments & Contingencies
Shareholders' Equity
 Preferred Stock, Par Value $1 Per Share;
  Authorized: 1,000,000 Shares; None Issued
 Common Stock, Non-Voting, Par Value $.50 Per Share;
  Authorized: 25,000,000 Shares;
  Shares Issued: 19,995,987 at December 31, 2002
   and 18,270,987 at December 31, 2001                                                                    9,998            9,135
 Class A Common Stock, Voting, Par Value $.50 Per Share;
  Authorized: 25,000,000 Shares;
  Shares Issued: 5,361,761                                                                                2,681            2,681
 Additional Paid-In Capital                                                                              87,502           53,846
 Retained Earnings                                                                                      223,928          197,321
 Accumulated Other Comprehensive Loss                                                                    (1,868)          (1,954)
                                                                                                 -------------------------------
                                                                                                        322,241          261,029
Less: Treasury Shares at Cost,
 Common Stock, 2,012,470 Shares at December 31, 2002
  and 2,130,421 Shares at December 31, 2001                                                             (25,792)         (26,826)
 Class A Common Stock, 1,630,055 Shares at December 31, 2002
  and 1,532,255 Shares at December 31, 2001                                                             (15,904)         (14,236)
                                                                                                 -------------------------------
Total Shareholders' Equity                                                                              280,545          219,967
                                                                                                 -------------------------------
Total Liabilities & Shareholders' Equity                                                         $      483,648   $      397,196
================================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                  YEAR ENDED      YEAR ENDED       YEAR ENDED
                                                                                 DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE)                                                     2002             2001             2000
--------------------------------------------------------------------------------------------------------------------------------
REVENUES
Rentals & Fees                                                                  $      459,179   $      403,385   $      359,880
Retail Sales                                                                            72,698           60,481           62,417
Non-Retail Sales                                                                        88,969           66,212           65,498
Other                                                                                   19,842           16,603           15,125
                                                                                ------------------------------------------------
                                                                                       640,688          546,681          502,920
================================================================================================================================
COSTS & EXPENSES
Retail Cost of Sales                                                                    53,856           43,987           44,156
Non-Retail Cost of Sales                                                                82,407           61,999           60,996
Operating Expenses                                                                     293,346          276,682          227,587
Depreciation of Rental Merchandise                                                     162,660          137,900          120,650
Interest                                                                                 4,767            6,258            5,625
                                                                                ------------------------------------------------
                                                                                       597,036          526,826          459,014
                                                                                ------------------------------------------------
Earnings Before Income Taxes                                                            43,652           19,855           43,906
Income Taxes                                                                            16,212            7,519           16,645
                                                                                ------------------------------------------------
Net Earnings                                                                    $       27,440   $       12,336   $       27,261
                                                                                ------------------------------------------------
Earnings Per Share                                                              $         1.31   $          .62   $         1.38
                                                                                ------------------------------------------------
Earnings Per Share Assuming Dilution                                                      1.29              .61             1.37
================================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                             ACCUMULATED OTHER
                                                                                                        COMPREHENSIVE INCOME (LOSS)
                                                                               ADDITIONAL               DERIVATIVES
                                       TREASURY STOCK        COMMON STOCK       PAID-IN     RETAINED    DESIGNATED     MARKETABLE
(IN THOUSANDS, EXCEPT PER SHARE)     SHARES     AMOUNT     COMMON    CLASS A    CAPITAL     EARNINGS     AS HEDGES     SECURITIES
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999           (3,710)  $ (41,592)   $ 9,135   $ 2,681   $   54,181   $ 159,313
Reacquired Shares                      (328)     (4,625)
Dividends, $.04 per share                                                                        (792)
Reissued Shares                         275       3,495                              (519)
Net Earnings                                                                                   27,261
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000           (3,763)    (42,722)     9,135     2,681       53,662     185,782
Dividends, $.04 per share                                                                        (797)
Reissued Shares                         100       1,660                               184
Net Earnings                                                                                   12,336
Change in Fair Value of Financial
Instruments, Net of Income Taxes
 of $1,191                                                                                              $    (1,954)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001           (3,663)    (41,062)     9,135     2,681       53,846     197,321        (1,954)
Reacquired Shares                       (98)     (1,667)
Stock Offering                                                 863                 33,215
Dividends, $.04 per share                                                                        (833)
Reissued Shares                         118       1,033                               441
Net Earnings                                                                                   27,440
Change in Fair Value of Financial
Instruments, Net of Income Taxes
 of $51                                                                                                         (18)  $         104
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002           (3,643)  $ (41,696)   $ 9,998   $ 2,681   $   87,502   $ 223,928   $    (1,972)  $         104
===================================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                                                 DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
(IN THOUSANDS)                                                                       2002             2001             2000
--------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net Earnings                                                                    $       27,440   $       12,336   $       27,261
Depreciation & Amortization                                                            179,040          153,548          133,109
Deferred Income Taxes                                                                   29,554            1,168            6,576
Change in Accounts Payable &
  Accrued Expenses                                                                      (3,725)          27,320           (2,248)
Change in Accounts Receivable                                                             (488)          (1,657)          (2,607)
Other Changes, Net                                                                     (10,152)          (3,357)           4,074
                                                                                ------------------------------------------------
Cash Provided by Operating Activities                                                  221,669          189,358          166,165
================================================================================================================================
INVESTING ACTIVITIES
Additions to Property, Plant & Equipment                                               (42,913)         (34,785)         (23,761)
Book Value of Property Retired or Sold                                                  17,723            6,605            7,326
Additions to Rental Merchandise                                                       (351,389)        (237,912)        (279,580)
Book Value of Rental Merchandise Sold                                                  140,435          115,527          115,601
Contracts & Other Assets Acquired                                                      (14,033)         (12,125)         (14,273)
                                                                                ------------------------------------------------
Cash Used by Investing Activities                                                     (250,177)        (162,690)        (194,687)
================================================================================================================================
FINANCING ACTIVITIES
Proceeds from Credit Facilities                                                        139,542          162,219          202,637
Repayments on Credit Facilities                                                       (143,990)        (189,275)        (170,628)
Dividends Paid                                                                            (798)            (797)            (792)
Common Stock Offering                                                                   34,078
Acquisition of Treasury Stock                                                           (1,667)                           (4,625)
Issuance of Stock under Stock Option Plans                                               1,346            1,183            1,926
                                                                                ------------------------------------------------
Cash Provided (Used) by Financing Activities                                            28,511          (26,670)          28,518
                                                                                ------------------------------------------------
Increase (Decrease) in Cash                                                                  3               (2)              (4)
Cash at Beginning of Year                                                                   93               95               99
                                                                                ------------------------------------------------
Cash at End of Year                                                             $           96   $           93   $           95
                                                                                ------------------------------------------------

Cash Paid (Received) During the Year:
 Interest                                                                       $        4,361   $        6,183   $        5,674
 Income Taxes                                                                           (2,151)           3,544            5,762
================================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AS OF DECEMBER 31, 2002 AND 2001, AND FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000.

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

    Line of Business -- The Company is engaged in the business of renting and selling residential and office furniture, consumer electronics, appliances, and other merchandise throughout the U.S. and Puerto Rico. The Company manufactures furniture for its sales and lease ownership and rent-to-rent operations.

    Rental Merchandise consists primarily of residential and office furniture, consumer electronics, appliances, and other merchandise and is recorded at cost. The sales and lease ownership division depreciates merchandise over the agreement period, generally 12 to 24 months, when on rent, and 36 months, when not on rent, to a 0% salvage value. The rent-to-rent division depreciates merchandise over its estimated useful life which ranges from six months to 60 months, net of its salvage value which ranges from 0% to 60%. Our policies require weekly rental merchandise counts by store managers, which includes a write-off for unsalable, damaged, or missing merchandise inventories. Full physical inventories are generally taken at our distribution and manufacturing facilities on a quarterly basis, and appropriate provisions are made for missing, damaged and unsalable merchandise. In addition, we monitor rental merchandise levels and mix by division, store, and distribution center, as well as the average age of merchandise on hand. If unsalable rental merchandise cannot be returned to vendors, it is adjusted to its net realizable value or written off.

    All rental merchandise is available for rental and sale. On a monthly basis, we write off damaged, lost or unsalable merchandise as identified. These write-offs, recorded as a component of operating expenses, totaled approximately $10.1 million, $10 million and $8.9 million during the years ended December
31, 2002, 2001, and 2000, respectively. See Note B.

    Property, Plant, and Equipment are recorded at cost. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the respective assets, which are from 8 to 40 years for buildings and improvements and from 1 to 5 years for other depreciable property and equipment. Gains and losses related to dispositions and retirements are expensed as incurred. Maintenance and repairs are also expensed as incurred; renewals and betterments are capitalized.

    Deferred Income Taxes are provided for temporary differences between the amounts of assets and liabilities for financial and tax reporting purposes. Such temporary differences arise principally from the use of accelerated depreciation methods on rental merchandise for tax purposes.

    Cost of Sales includes the net book value of merchandise sold, primarily using specific identification in the sales and lease ownership division and first-in, first-out in the rent-to-rent division. It is not practicable to allocate operating expenses between selling and rental operations.

    Shipping and Handling Costs -- Shipping and handling costs are classified as operating expenses in the accompanying consolidated statements of earnings and totaled approximately $20,554,000 in 2002, $18,965,000 in 2001, and $17,397,000
in 2000.

    Advertising -- The Company expenses advertising costs as incurred. Such costs aggregated $15,406,000 in 2002, $14,204,000 in 2001, and $11,937,000 in
2000.

    Stock Based Compensation -- The Company has elected to follow Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES and related Interpretations in accounting for its employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards
(SFAS) No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION (SFAS No. 123). The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant and, accordingly, recognizes no compensation expense for the stock option grants. Income tax benefits resulting from stock option exercises credited to additional paid-in capital totaled approximately $341,000, $288,000, and $540,000, in 2002, 2001, and 2000, respectively.

    Goodwill -- Goodwill primarily represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS (SFAS No. 142). SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis effective beginning in 2002. When the fair value is less than the related carrying value, entities are required to reduce the amount of goodwill (see Note
B). The approach to evaluating the recoverability of goodwill as outlined in SFAS No. 142 requires the use of valuation techniques utilizing estimates and assumptions about projected future operating results and other variables. The impairment only approach required by SFAS No. 142 may have the effect of increasing the volatility of the Company's earnings if goodwill impairment occurs at a future date.

    Long-Lived Assets Other Than Goodwill -- The Company assesses its long-lived assets other than goodwill for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows are less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. Impairment losses, if any, are measured based upon the difference between the carrying amount and the fair value of the assets.

    Fair Value of Financial Instruments -- The carrying amounts reflected in the consolidated balance sheets for cash, accounts receivable, bank, and other debt approximate their respective fair values. The fair value of the liability for interest rate swap agreements, included in accounts payable and accrued expenses in the consolidated balance sheet, was approximately $3,321,000 and $3,145,000 at December 31, 2002 and 2001, respectively, based upon quotes from financial institutions. At December 31, 2002 and 2001, the carrying amount for variable rate debt approximates fair market value since the interest rates on these instruments are reset periodically to current market rates.

    At December 31, 2002, the fair market value of fixed rate long-term debt was approximately $51,074,000, based primarily on quoted prices for these or similar instruments. The fair value of fixed rate long-term debt was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

    Revenue Recognition -- Rental revenues are recognized as revenue in the month they are due. Rental payments received prior to the month due are recorded as deferred rental revenue. The Company maintains ownership of the rental merchandise until all payments are received under sales and lease ownership agreements. Revenues from the sale of residential and office furniture and other merchandise are recognized at the time of shipment which is when title and risk of ownership are transferred to the customer.

    Franchisees pay a non-refundable initial franchise fee of $35,000 for each store opened and an ongoing royalty of 5% of cash receipts. Franchise fees and area development franchise fees are generated from the sale of rights to develop, own, and operate Aaron's Sales & Lease Ownership stores. These fees are recognized when substantially all of the Company's obligations per location are satisfied (generally at the date of the store opening). Prior to opening, the franchisees are provided support in creating a business plan, site selection services, marketing analysis, and training, and are provided necessary computer software and assistance in advertising and publicity to reach the market area of each store. Franchise fees and area development fees received prior to the substantial completion of the Company's obligations are deferred. The ongoing royalties are recognized in the period earned. In addition, on a monthly basis, the Company recognizes servicing and guarantee fees as earned associated with the Company-sponsored franchise loan program. The Company includes this income in Other Revenues in the Consolidated Statements of Earnings.

    Allowance for Uncollectible Accounts Receivable -- The Company had an allowance for uncollectible accounts receivable of $1,300,000 as of December 31, 2002.

    Closed Store Reserves -- From time to time the Company closes under-performing stores. The charges related to the closing of these stores primarily consist of reserving the net present value of future minimum payments under the store's real estate leases.

    Insurance Reserves -- Estimated insurance reserves are accrued primarily for group health and workers compensation benefits provided to the Company's employees. Estimates for these insurance reserves are made based on actual reported but unpaid claims and actuarial analysis of the projected claims run off for both reported and unreported but incurred claims.

    Derivative Instruments and Hedging Activities -- From time to time, the Company uses interest rate swap agreements to synthetically manage the interest rate characteristics of a portion of its outstanding debt and to limit the Company's exposure to rising interest rates. The Company designates at inception that interest rate swap agreements hedge risks associated with future variable interest payments and monitors each swap agreement to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on a high correlation between changes in the value of the underlying hedged item. The ineffectiveness related to the Company's derivative transactions is not material. The Company records amounts to be received or paid as a result of interest rate swap agreements as an adjustment to interest expense, or in the case of variable payment lease obligations, as an adjustment to net expenses. At December 31, 2002, the notional amount of approximately $28,000,000 of the Company's interest rate swaps were designated as effective cash flow hedges, and approximately $32,000,000 were not being utilized as a hedge of variable obligations. In the event of early termination or redesignation of interest rate swap agreements, any resulting gain or loss would be deferred and amortized as an adjustment to interest expense of the related debt instrument over the remaining term of the original contract life of the agreement. In the event of early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the associated swap would be recognized in income at the time of extinguishment. The Company does not enter into derivatives for speculative or trading purposes.

    Comprehensive Income -- Comprehensive income totaled $27,526,000, $10,382,000, and $27,261,000, for the years ended December 31, 2002, 2001, and
2000, respectively.

    New Accounting Pronouncements -- Effective January 1, 2002, the Company adopted SFAS No. 141, BUSINESS COMBINATIONS (SFAS No. 141), and SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis. See Note B.

    In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES (SFAS No. 146) which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING) (EITF 94-3). SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred as opposed to the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes fair value as the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect SFAS No. 146 to have a significant impact on the Company's financial statements.

    In December, 2002, the FASB issued SFAS No. 148, ACCOUNTING FOR STOCK-BASED COMPENSATION -- TRANSITION AND DISCLOSURE (SFAS No. 148). SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board Opinion No. 28, INTERIM FINANCIAL REPORTING, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. SFAS No. 148's amendment of the transition and annual disclosure requirements of SFAS No. 123 are effective for fiscal years ending after December 15, 2002. The additional disclosures required under SFAS No. 148 have been included in Note I.

    In November, 2002, the FASB issued Interpretation Number 45, GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS (FIN 45). FIN

45 requires an entity to disclose in its interim and annual financial statements information with respect to its obligations under certain guarantees that it has issued. It also requires an entity to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. These disclosures are presented in Note G. The initial recognition and measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Company is currently assessing the initial measurement requirements of FIN 45. However, management does not believe that the recognition requirements will have a material impact on the Company's financial position or results of operations.

    In January 2003, the FASB issued Interpretation No. 46 (FIN 46), CONSOLIDATION OF VARIABLE INTEREST ENTITIES, AN INTERPRETATION OF ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption is not expected to have a material effect on the Company's financial statements.

    In January 2003, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 02-16, ACCOUNTING BY A CUSTOMER (INCLUDING A RESELLER) FOR CERTAIN CONSIDERATION RECEIVED FROM A VENDOR (EITF 02-16). EITF 02-16 addresses accounting and reporting issues related to how a reseller should account for cash consideration received from vendors. Generally, cash consideration received from vendors is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's income statement. However, under certain circumstances this presumption may be overcome and recognition as revenue or as a reduction of other costs in the income statement may be appropriate. While the Company does receive cash consideration from vendors subject to the provisions of EITF 02-16, the Company has not yet completed its evaluation of the potential impact on its financial statements. EITF 02-16 is effective for fiscal periods beginning after December 15, 2002.

NOTE B: ACCOUNTING CHANGES

    Effective January 1, 2002, the Company prospectively changed its method of depreciation for sales and lease ownership rental merchandise. Previously, all sales and lease ownership rental merchandise began being depreciated when received at the store over a period of the shorter of 36 months or the length of the rental period(s), to a salvage value of zero. Due to changes in business, the Company changed the depreciation method such that sales and lease ownership rental merchandise received into a store begins being depreciated at the earlier of the expiration of 12 months from the date of acquisition, or upon being subject to a sales and lease ownership agreement. Under the previous and the new depreciation method, rental merchandise in distribution centers does not begin being depreciated until 12 months from the date of acquisition. The Company believes the new depreciation method results in a better matching of the costs of rental merchandise with the corresponding revenue. The change in method of depreciation had the effect of increasing net income by approximately $3,038,000, or approximately $.14 diluted earnings per share, for the year ended December 31, 2002.

    Effective January 1, 2002, the Company adopted SFAS No. 141 and SFAS No.
142. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis effective beginning in 2002. When fair value is less than the related carrying value, entities are required to reduce the amount of goodwill. The Company performed Step 1 of the required transitional impairment test under SFAS No. 142 using a combination of the market value and comparable transaction approaches to business enterprise valuation. The Company concluded that the enterprise fair value of the Company's reporting units was greater than the carrying value and, accordingly, no further impairment analysis was considered necessary.

    Prior to the adoption of SFAS No. 142, the Company amortized goodwill over estimated useful lives up to a maximum of 20 years. Had the Company accounted for goodwill consistent with the provisions of SFAS No. 142 in prior years, the Company's earnings would have been affected as follows:

                                                           YEAR ENDED       YEAR ENDED       YEAR ENDED
(IN THOUSANDS,                                            DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
 EXCEPT PER SHARE)                                            2002             2001             2000
---------------------------------------------------------------------------------------------------------
Net earnings, as reported                                $       27,440   $       12,336   $       27,261
Add back: Goodwill amortization, net of tax                                          688              431
                                                         ------------------------------------------------
Net earnings, as adjusted                                $       27,440   $       13,024   $       27,692
========================================================================================================
Basic earnings per common share:
  As reported                                            $         1.31   $          .62   $         1.38
  Add back: Goodwill amortization                                                    .03              .02
                                                         ------------------------------------------------
  As adjusted                                            $         1.31   $          .65   $         1.40
                                                         ------------------------------------------------
Diluted earnings per common share:
  As reported                                            $         1.29   $          .61   $         1.37
  Add back: Goodwill amortization                                                    .03              .02
                                                         ------------------------------------------------
  As adjusted                                            $         1.29   $          .64   $         1.39
========================================================================================================

NOTE C: EARNINGS PER SHARE

    Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year, which were 20,909,000 shares in 2002, 19,928,000 shares in 2001, and 19,825,000 shares in
2000. The computation of earnings per share assuming dilution includes the dilutive effect of stock options and awards. Such stock options and awards had the effect of increasing the weighted average shares outstanding assuming dilution by 324,000 in 2002, 214,000 in 2001, and 142,000 in 2000, respectively.

NOTE D: PROPERTY, PLANT & EQUIPMENT

                                                          DECEMBER 31,     DECEMBER 31,
(IN THOUSANDS)                                                2002             2001
----------------------------------------------------------------------------------------
Land                                                     $        9,077   $       10,504
Buildings & Improvements                                         32,943           37,570
Leasehold Improvements & Signs                                   44,587           38,214
Fixtures & Equipment                                             29,768           28,357
Assets Under Capital Lease:
 With Related Parties                                            10,308
 With Unrelated Parties                                           1,432
Construction in Progress                                          4,318            1,788
                                                         -------------------------------
                                                                132,433          116,433
Less: Accumulated Depreciation & Amortization                   (45,339)         (39,151)
                                                         -------------------------------
                                                         $       87,094   $       77,282
========================================================================================

NOTE E: CREDIT FACILITIES

    Following is a summary of the Company's credit facilities at December 31:

                                                          DECEMBER 31,     DECEMBER 31,
(IN THOUSANDS)                                                2002             2001
----------------------------------------------------------------------------------------
Bank Debt                                                $        7,325   $       72,397
Private Placement                                                50,000
Capital Lease Obligation:
 With Related Parties                                            10,308
 With Unrelated Parties                                           1,432
Other Debt                                                        4,200            5,316
                                                         -------------------------------
                                                         $       73,265   $       77,713
========================================================================================

    Bank Debt -- The Company has a revolving credit agreement dated
March 30, 2001 with several banks providing for unsecured borrowings up to $110,000,000, which includes an $8,000,000 credit line to fund daily working capital requirements. Amounts borrowed bear interest at the lower of the lender's prime rate or LIBOR plus 1.25%. The pricing under the working capital line is based upon overnight bank borrowing rates. At December 31, 2002 and 2001, an aggregate of $7,325,000 (bearing interest at 2.65%) and $72,397,000 (bearing interest at 3.21%) was outstanding under the current and prior revolving credit agreements, respectively. The Company pays a .25% commitment fee on unused balances. The weighted average interest rate on borrowings under the revolving credit agreement (before giving effect to interest rate swaps) was 3.86% in 2002, 5.77% in 2001, and 7.07% in 2000. The revolving credit agreement expires March 30, 2004.

    The revolving credit agreement contains certain covenants which require that the Company not permit its consolidated net worth as of the last day of any fiscal quarter to be less than the sum of (a) $187,675,000 plus (b) 50% of the Company's consolidated net income (but not loss) for the period beginning January 1, 2001 and ending on the last day of such fiscal quarter plus (c) 100% of the net proceeds of $34,078,000 from an underwritten public offering of 1,725,000 newly-issued shares of its common stock in June 2002. It also places other restrictions on additional borrowings and requires the maintenance of certain financial ratios. At December 31, 2002, $37,901,000 of retained earnings were available for dividend payments and stock repurchases under the debt restrictions, and the Company was in compliance with all covenants.

    Private Placement -- On August 14, 2002 the Company sold $50,000,000 in aggregate principal amount of senior unsecured notes (the Notes) in a private placement to a consortium of insurance companies. The Notes mature August 13, 2009. Quarterly interest only payments at 6.88% are due for the first two years followed by annual $10,000,000 principal repayments plus interest for the five years thereafter.

    Capital Leases with Related Parties -- In April 2002, the Company sold land and buildings with a carrying value of approximately $6,258,000 to a limited liability company (LLC) controlled by the Company's majority shareholder. Simultaneously, the Company and the LLC entered into a fifteen-year lease for the building and a portion of the land, with two five-year renewal options at the discretion of the Company. The LLC obtained borrowings collateralized by the land and building totalling approximately $6,401,000. The land and building associated with the lease collateralizing the obligation are occupied by the Company. The transaction has been accounted for as a financing in the accompanying consolidated financial statements. The rate of interest implicit in the lease financing is approximately 8.7%. Accordingly, the land and building and the lease obligation are recorded in the Company's consolidated financial statements. No gain or loss was recognized associated with this transaction.

    In December 2002, the Company sold 11 properties, including leasehold improvements, to a separate limited liability company (LLC) controlled by a group of Company executives and managers, including the Company's majority shareholder. The LLC obtained borrowings collateralized by land and buildings totalling approximately $5 million. Simultaneously, the Company and the LLC entered into 11 separate fifteen-year leases for the land and buildings, each lease containing one five-year renewal option at the discretion of the Company. The land and buildings associated with the lease collateralizing the obligation are occupied by the Company. The transactions have been accounted for as capital leases in the accompanying consolidated financial statements. The rate of interest implicit in the leases is approximately 11.1%. Accordingly, the land and buildings and the lease obligations are recorded in the Company's consolidated financial statements. No gain or loss was recognized associated with this transaction.

    Other Debt -- Other debt at December 31, 2002 is comprised of $4,200,000 of industrial development corporation revenue bonds. The average weighted borrowing rate on these bonds in 2002 was 1.60%. No principal payments are due on the bonds until maturity in 2015.

    Future principal maturities under the Company's credit facilities are as follows:

2003                                                     $          277
2004                                                              7,713
2005                                                             10,425
2006                                                             10,464
2007                                                             10,556
Thereafter                                                       33,830
=======================================================================

NOTE F: INCOME TAXES

                                                           YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                          DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
(IN THOUSANDS)                                                2002             2001             2000
---------------------------------------------------------------------------------------------------------
Current Income Tax (Benefit) Expense:
Federal                                                  $      (11,431)  $        6,239   $        9,461
State                                                            (1,911)             112              608
                                                         ------------------------------------------------
                                                                (13,342)           6,351           10,069
Deferred Income Tax Expense:
Federal                                                          26,209              953            5,520
State                                                             3,345              215            1,056
                                                         ------------------------------------------------
                                                                 29,554            1,168            6,576
                                                         ------------------------------------------------
                                                         $       16,212   $        7,519   $       16,645
=========================================================================================================

    Significant components of the Company's deferred income tax liabilities and assets are as follows:

                                                          DECEMBER 31,     DECEMBER 31,
(IN THOUSANDS)                                                2002             2001
----------------------------------------------------------------------------------------
Deferred Tax Liabilities:
  Rental Merchandise and
    Property, Plant & Equipment                          $       59,432   $       28,852
  Other, Net                                                      3,486            1,376
                                                         -------------------------------
Total Deferred Tax Liabilities                                   62,918           30,228
Deferred Tax Assets:
  Accrued Liabilities                                             1,211            2,702
  Advance Payments                                                5,371            3,512
  Other, Net                                                      5,819            3,051
                                                         -------------------------------
Total Deferred Tax Assets                                        12,401            9,265
                                                         -------------------------------
Net Deferred Tax Liabilities                             $       50,517   $       20,963
========================================================================================

    The Company's effective tax rate differs from the federal income tax statutory rate as follows:

                                                           YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                          DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                              2002             2001             2000
---------------------------------------------------------------------------------------------------------
Statutory Rate                                               35.0%            35.0%            35.0%
Increases in Taxes
  Resulting From:
    State Income Taxes,
      Net of Federal Income Tax Benefit                       2.1              1.1              2.5
    Other, Net                                                                 1.8              0.4
                                                         ------------------------------------------------
Effective Tax Rate                                           37.1%            37.9%            37.9%
=========================================================================================================

NOTE G: COMMITMENTS

    The Company leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2015. The Company also leases certain properties under capital leases which are more fully described in Note E. Most of the operating leases contain renewal options for additional periods RANGING from one to 15 years or provide for options to purchase the related property at predetermined purchase prices which do not represent bargain purchase options. In addition, certain properties occupied under operating leases contain normal purchase options. The Company also has a $25,000,000 construction and lease facility. Properties acquired by the lessor are purchased or constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2002 was approximately $24,700,000. Since the resulting leases are operating leases, no debt obligation is recorded on the Company's balance sheet. The Company also leases transportation and computer equipment under operating leases expiring during the next three to five years. Management expects that most leases will be renewed or replaced by other leases in the normal course of business.

    Future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2002, are as follows: $33,325,000 in 2003; $27,847,000 in 2004; $19,831,000
in 2005; $12,596,000 in 2006; $6,829,000 in 2007; and $7,100,000 thereafter.
Certain operating leases expiring in 2006 contain residual value guarantee provisions and other guarantees in the event of a default. Although the likelihood of funding under these guarantees is considered by the Company to be remote, the maximum amount the Company may be liable for under such guarantees is approximately $24,700,000.

    Rental expense was $38,970,000 in 2002, $36,506,000 in 2001, and $30,659,000
in 2000.

    The Company leases one building from a partnership of which an officer of the Company is a partner under an operating lease expiring in 2008 for annual rentals aggregating $212,700.

    The Company maintains a 401(k) savings plan for all full-time employees with at least one year of service with the Company and who meet certain eligibility requirements. The plan allows employees to contribute up to 10% of their annual compensation with 50% matching by the Company on the first 4% of compensation. The Company's expense related to the plan was $453,000 in 2002, $436,000 in 2001; and $427,000 in 2000.

NOTE H: SHAREHOLDERS' EQUITY

    In February 1999, the Company's Board of Directors authorized the repurchase of up to 2,000,000 shares of the Company's Common Stock and/or Class A Common Stock. During 2002, 97,800 shares of the Company's Class A Common Stock were purchased at an aggregate cost of $1,667,490 and 9,884 shares of the Company's Common Stock were transferred back into treasury at an aggregate cost of $218,000. The Company was authorized to purchase an additional 1,186,890 shares and held a total of 3,642,525 common shares in its treasury at December 31, 2002. The Company's articles of incorporation provide that no cash dividends may be paid on our Class A Common Stock unless equal or higher dividends are paid on the Common Stock.

    The Company has 1,000,000 shares of Preferred Stock authorized. The shares were issuable in series with terms for each series fixed by the Board and such issuance is subject to approval by the Board of Directors. No preferred shares have been issued.

NOTE I: STOCK OPTIONS

    The Company has stock option plans under which options to purchase shares of the Company's Common Stock are granted to certain key employees. Under the plans, options granted become exercisable after a period of two or three years and unexercised options lapse five or ten years after the date of the grant. Options are subject to forfeiture upon termination of service. Under the plans, 1,817,000 of the Company shares were reserved for issuance at December 31, 2002. The weighted average fair value of options granted was $9.84 in 2002, $9.68 in 2001, and $8.11 in 2000.

    Pro forma information regarding net earnings and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options granted in 2002, 2001, and 2000 under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001, and 2000, respectively: risk-free interest rates of 5.78%, 6.05%, and 6.47%, a dividend yield of .18%, .24%, and .28%; a volatility factor of the expected market price of the Company's Common Stock of .46, .45, and .45; and a weighted average expected life of the option of 5 years in 2002, and eight years for all other years.

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

    For purposes of pro forma disclosures under SFAS No. 123 as amended by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table illustrates the effect on net earnings and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each period:

                                                           YEAR ENDED       YEAR ENDED       YEAR ENDED
(IN THOUSANDS,                                            DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
EXCEPT PER SHARE)                                             2002             2001             2000
---------------------------------------------------------------------------------------------------------
Net earnings as reported                                 $       27,440   $       12,336   $       27,261
Deduct: total stock-based employee compensation
 expense determined under fair value based method
 for all awards, net of related tax effects                      (1,165)          (1,262)          (1,351)
                                                         ------------------------------------------------
Pro forma net earnings                                   $       26,275   $       11,074   $       25,910
                                                         ------------------------------------------------
Earnings per share:
Basic -- as reported                                     $         1.31   $          .62   $         1.38
                                                         ------------------------------------------------
Basic -- pro forma                                       $         1.26   $          .56   $         1.31
                                                         ------------------------------------------------
Diluted -- as reported                                   $         1.29   $          .61   $         1.37
                                                         ------------------------------------------------
Diluted -- pro forma                                     $         1.24   $          .55   $         1.30
=========================================================================================================

    The table below summarizes option activity for the periods indicated in the Company's stock option plans.

                                                                            WEIGHTED
                                                                            AVERAGE
(IN THOUSANDS,                                                              EXERCISE
EXCEPT PER SHARE)                                            OPTIONS         PRICE
----------------------------------------------------------------------------------------
Outstanding at December 31, 1999                                  1,302     $  12.17
  Granted                                                           405        13.73
  Exercised                                                        (235)        8.22
  Forfeited                                                         (95)       16.18
----------------------------------------------------------------------------------------
Outstanding at December 31, 2000                                  1,377        13.02
  Granted                                                           133        16.30
  Exercised                                                        (110)       10.77
  Forfeited                                                         (99)       16.44
----------------------------------------------------------------------------------------
Outstanding at December 31, 2001                                  1,301        13.29
  Granted                                                           205        20.86
  Exercised                                                         (98)       13.77
  Forfeited                                                         (70)       17.34
----------------------------------------------------------------------------------------
Outstanding at December 31, 2002                                  1,338        14.21
----------------------------------------------------------------------------------------
Exercisable at December 31, 2002                                    714     $  12.47
========================================================================================

    The following table summarizes information about stock options outstanding at December 31, 2002.

                                                OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
---------------------------------------------------------------------------------------------------------------------------------
                                                 WEIGHTED AVERAGE
                           NUMBER OUTSTANDING        REMAINING          WEIGHTED AVERAGE   NUMBER EXERCISABLE    WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES    DECEMBER 31, 2002     CONTRACTUAL LIFE       EXERCISE PRICE    DECEMBER 31, 2002      EXERCISE PRICE
---------------------------------------------------------------------------------------------------------------------------------
$ 9.87 - $ 10.00                 411,800              3.27 years            $  9.88              411,800             $  9.88
 10.01 -   15.00                 408,000              7.42 years              13.38               90,500               13.13
 15.01 -   20.86                 517,850              6.92 years              16.87              211,350               17.26
---------------------------------------------------------------------------------------------------------------------------------
$ 9.87 - $ 20.86               1,337,650              6.23 years            $ 14.21              713,650             $ 12.47
=================================================================================================================================

NOTE J: FRANCHISING OF AARON'S SALES & LEASE OWNERSHIP STORES

    The Company franchises Aaron's Sales & Lease Ownership stores. As of December 31, 2002 and 2001, 445 and 299 franchises had been awarded, respectively. Franchisees pay a non-refundable initial franchise fee of $35,000 and an ongoing royalty of 5% of cash receipts. Franchise fees and area development franchise fees are generated from the sale of rights to develop, own, and operate Aaron's Sales & Lease Ownership stores. These fees are recognized when substantially all of the Company's obligations per location are satisfied, generally at the date of the store opening. Franchise fees and area development fees received prior to the substantial completion of the Company's obligations are deferred. The Company includes this income in Other Revenues in the Consolidated Statement of Earnings.

    The Company has guaranteed certain debt obligations of some of the franchisees amounting to $63,704,000 at December 31, 2002. The Company receives a guarantee and servicing fee based on such franchisees' outstanding debt obligations which is recognized as income is earned. The Company has recourse rights to the assets securing the debt obligations. As a result, the Company does not expect to incur any significant losses under these guarantees.

NOTE K: ACQUISITIONS AND DISPOSITIONS

    In 2000, the Company acquired 20 sales and lease ownership stores including nine stores purchased from franchisees and 10 stores located in Puerto Rico. The aggregate purchase price of these 2000 acquisitions was $14,273,000 and the excess cost over the fair market value of tangible assets acquired was approximately $7,150,000. During 2001, the Company acquired 23 sales and lease ownership stores including 13 stores purchased from franchisees. The aggregate purchase price of these 2001 acquisitions was $10,423,000 and the excess cost over the fair market value of tangible assets acquired was approximately $4,553,000. Also, in 2001 the Company acquired two rent-to-rent stores. The aggregate purchase price of these 2001 rent-to-rent acquisitions was not significant. During 2002, the Company acquired 10 sales and lease ownership stores and 25 credit retail stores with an aggregate purchase price of $14,033,000. The excess cost over the fair market value of tangible assets acquired, representing goodwill, was approximately $3,889,000.

    These acquisitions were accounted for under the purchase method and, accordingly, the results of operations of the acquired businesses are included in the Company's results of operations from their dates of acquisition. The effect of these acquisitions on the 2002, 2001, and 2000 consolidated financial statements was not significant.

    In 2002, the Company sold four of its sales and lease ownership stores to an existing franchisee. In 2001, the Company sold three of its sales and lease ownership stores to existing franchisees and sold five of its rent-to-rent stores. In 2000, the Company sold four of its rent-to-rent stores. The effect of these sales on the consolidated financial statements was not significant.

NOTE L: SEGMENTS

DESCRIPTION OF PRODUCTS AND SERVICES OF REPORTABLE SEGMENTS

    Aaron Rents, Inc. has four reportable segments: sales and lease ownership, rent-to-rent, franchise, and manufacturing. The sales and lease ownership division offers electronics, residential furniture, and appliances to consumers primarily on a monthly payment basis with no credit requirements. The rent-to-rent division rents and sells residential and office furniture to businesses and consumers who meet certain minimum credit requirements. The Company's franchise operation sells and supports franchises of its sales and lease ownership concept. The manufacturing division manufactures upholstery, office furniture, lamps, and accessories, and bedding predominantly for use by the other divisions.

MEASUREMENT OF SEGMENT PROFIT OR LOSS AND SEGMENT ASSETS

    The Company evaluates performance and allocates resources based on revenue growth and pre-tax profit or loss from operations. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that the sales and lease ownership division revenues and certain other items are presented on a cash basis. Intersegment sales are completed at internally negotiated amounts ensuring competitiveness with outside vendors. Since the intersegment profit and loss affects inventory valuation, depreciation, and cost of goods sold are adjusted when intersegment profit is eliminated in consolidation.

FACTORS USED BY MANAGEMENT TO IDENTIFY THE REPORTABLE SEGMENTS

    The Company's reportable segments are business units that service different customer profiles using distinct payment arrangements. The reportable segments are each managed separately because of differences in both customer base and infrastructure.

    Revenues in the "Other" category are primarily from leasing space to unrelated, third parties in our corporate headquarters building and revenues from several minor unrelated activities. The pretax losses in the "Other" category are the net result of the profit and losses from leasing a portion of the corporate headquarters and several minor unrelated activities, and the portion of corporate overhead not allocated to the reportable segments for management purposes. The significant increase in "Other" losses before income taxes in 2001 and 2002 as compared to 2000 relates to the under allocation of corporate expenses to the reportable segments in the periods of rising corporate expenses.

    "Other Allocations and Adjustments" are primarily comprised of the capitalization and amortization of manufacturing variances not allocated to the segment which holds the related rental merchandise, adjustments to the closed store reserve, and other non-recurring adjustments not allocated to the operating segments. The reason for the change in the "Other Allocations and Adjustments" from 2000 to 2001 was primarily the recording of a $5.6 million charge for future lease obligations and impaired assets which were not charged to the corresponding operating segment for management reporting purposes.

    Earnings before income taxes for each reportable segment are generally determined in accordance with generally accepted accounting principles with the following adjustments:

    - A predetermined amount of approximately 2.2% of each reportable segments' revenues is charged from corporate as an allocation of corporate overhead.

    - Non-recurring or unusual adjustments related to store closures and rent payments related to closed stores are not recorded on the reportable segments financial statements, but rather maintained and controlled by corporate headquarters.

    - The capitalization and amortization of manufacturing variances is recorded on the corporate financial statements as part of "Other Allocations and Adjustments" and is not allocated to the segment which holds the related rental merchandise.

    - Interest on borrowings is estimated at the beginning of each year. Interest is then allocated from corporate to operating segments on the basis of relative total assets.

    - Sales and lease ownership revenues are reported on the cash basis for management reporting purposes.

    Information on segments and a reconciliation to earnings before income taxes are as follows:

                                                           YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                          DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
(IN THOUSANDS)                                                2002             2001             2000
---------------------------------------------------------------------------------------------------------
Revenues From
External Customers:
 Sales & Lease Ownership                                 $      501,390   $      380,404   $      312,921
 Rent-to-Rent                                                   119,885          150,002          174,918
 Franchise                                                       16,663           13,913           12,621
 Other                                                            4,746            4,243            4,057
Manufacturing                                                    56,002           47,035           54,340
Elimination of Intersegment Revenues                            (56,141)         (47,801)         (54,807)
Cash to Accrual Adjustments                                      (1,857)          (1,115)          (1,130)
                                                         ------------------------------------------------
   Total Revenues From External Customers                $      640,688   $      546,681   $      502,920
                                                         ------------------------------------------------
Earnings Before Income Taxes:
 Sales & Lease Ownership                                 $       31,220   $       11,314   $       19,527
 Rent-to-Rent                                                     9,057            9,152           16,346
 Franchise                                                       10,919            9,212            7,484
 Other                                                           (5,544)          (3,244)            (943)
 Manufacturing                                                      989             (587)             728
                                                         ------------------------------------------------
Earnings Before Income
 Taxes For Reportable Segments                                   46,641           25,847           43,142
Elimination of Intersegment Loss                                   (760)          (1,449)            (441)
Cash to Accrual Adjustments                                      (3,259)          (1,151)            (804)
Other Allocations & Adjustments                                   1,030           (3,392)           2,009
                                                         ------------------------------------------------
   Total Earnings Before Income Taxes                    $       43,652   $       19,855   $       43,906
                                                         ------------------------------------------------
Assets:
 Sales & Lease Ownership                                 $      327,845   $      241,245   $      205,043
 Rent-to-Rent                                                    89,133          107,882          128,163
 Franchise                                                       12,627           13,991           12,961
 Other                                                           35,488           17,533           17,485
 Manufacturing                                                   18,555           16,545           16,727
                                                         ------------------------------------------------
   Total Assets                                          $      483,648   $      397,196   $      380,379
                                                         ------------------------------------------------
Depreciation & Amortization:
 Sales & Lease Ownership                                 $      154,310   $      121,953   $       97,139
 Rent-to-Rent                                                    22,901           29,736           34,557
 Franchise                                                          486              444              412
 Other                                                              541              690              354
 Manufacturing                                                      802              725              647
                                                         ------------------------------------------------
   Total Depreciation & Amortization                     $      179,040   $      153,548   $      133,109
                                                         ------------------------------------------------
Interest Expense:
 Sales & Lease Ownership                                 $        4,768   $        4,620   $        2,750
 Rent-to-Rent                                                     2,493            3,010            2,496
 Franchise                                                           83              119              144
 Other                                                           (2,577)          (1,491)             235
                                                         ------------------------------------------------
   Total Interest Expense                                $        4,767   $        6,258   $        5,625
=========================================================================================================

NOTE M: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                         FIRST       SECOND       THIRD       FOURTH
(IN THOUSANDS, EXCEPT PER SHARE)                        QUARTER      QUARTER     QUARTER     QUARTER
-----------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2002
Revenues                                              $  156,663   $  151,162   $ 157,838   $ 175,025
Gross Profit                                              79,074       78,822      79,948      84,079
Earnings Before Taxes                                      9,457       10,666      10,669      12,860
Net Earnings                                               5,921        6,696       6,721       8,102
Earnings Per Share                                           .30          .33         .31         .37
Earnings Per Share Assuming Dilution                         .29          .32         .31         .37
-----------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2001
Revenues                                              $  141,417   $  132,763   $ 132,516   $ 139,985
Gross Profit                                              75,857       71,442      70,034      68,859
Earnings Before Taxes                                     11,802        7,998      (3,158)      3,213
Net Earnings                                               7,329        4,967      (1,961)      2,001
Earnings Per Share                                           .37          .25        (.10)        .10
Earnings Per Share Assuming Dilution                         .37          .25        (.10)        .10
-----------------------------------------------------------------------------------------------------

    In the third quarter of 2001, the Company recorded non-cash charges totaling approximately $5.6 million, before income taxes, related to certain store closings and related exit costs.

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AARON RENTS, INC.:

    We have audited the accompanying consolidated balance sheets of Aaron Rents, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years ended December 31, 2002, 2001, and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aaron Rents, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

    As discussed in Note B, on January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, and changed its method of depreciating sales and lease ownership rental merchandise.

                                                           /s/ Ernst & Young LLP

Atlanta, Georgia
February 21, 2003

COMMON STOCK MARKET PRICES & DIVIDENDS

    The following table shows, for the periods indicated, the range of high and low prices per share for the Common Stock and Class A Common Stock and the cash dividends declared per share.

    The Company's Common Stock and Class A Common Stock are listed on the New York Stock Exchange under the symbols "RNT" and "RNT.A," respectively.

    The approximate number of shareholders of the Company's Common Stock and Class A Common Stock at March 14, 2003, was 2,600. The closing price for the Common Stock and Class A Common Stock on March 14, 2003 was $18.51 and $19.55, respectively.

    Subject to our continuing to earn sufficient income, to any future capital needs and to other contingencies, we currently expect to continue our policy of paying dividends. Our articles of incorporation provide that no cash dividends may be paid on our Class A stock unless equal or higher dividends are paid on the Common Stock. Under our revolving credit agreement, we may pay cash dividends in any fiscal year only if the dividends do not exceed 50% of our consolidated net earnings for the prior fiscal year plus the excess, if any, of the cash dividend limitation applicable to the prior year over the dividends actually paid in the prior year. Cash

                                                          CASH
                                                        DIVIDENDS
COMMON STOCK                        HIGH       LOW      PER SHARE
------------------------------------------------------------------
DECEMBER 31, 2002
First Quarter                    $   23.15   $  14.45
Second Quarter                       28.49      20.15          .02
Third Quarter                        23.60      18.50
Fourth Quarter                       23.20      20.10          .02
------------------------------------------------------------------
DECEMBER 31, 2001
First Quarter                    $   17.50   $  13.55
Second Quarter                       19.50      15.10          .02
Third Quarter                        18.97      14.90
Fourth Quarter                       18.20      15.00          .02
------------------------------------------------------------------

                                                          CASH
                                                        DIVIDENDS
CLASS A COMMON STOCK                HIGH       LOW      PER SHARE
------------------------------------------------------------------
DECEMBER 31, 2002
First Quarter                    $   22.25   $  10.50
Second Quarter                       27.50      21.40          .02
Third Quarter                        24.60      20.60
Fourth Quarter                       23.75      21.15          .02
------------------------------------------------------------------
DECEMBER 31, 2001
First Quarter                    $   15.90   $  12.13
Second Quarter                       16.50      15.72          .02
Third Quarter                        16.35      13.75
Fourth Quarter                       15.25      12.50          .02
------------------------------------------------------------------

STORE LOCATIONS IN THE UNITED STATES AND PUERTO RICO

[GRAPHIC]

AT DECEMBER 31, 2002

- COMPANY-OPERATED SALES & LEASE OWNERSHIP        387
- FRANCHISED SALES & LEASE OWNERSHIP              232
- RENT-TO-RENT                                     70
- SIGHT & SOUND                                    25
                                                 ----
  TOTAL STORES                                    714
=====================================================
  MANUFACTURING & DISTRIBUTION CENTERS             21