Form 10-K, Exhibit 13
period 2003-12-31
AARON RENTS INC
filed 2004-03-15
CIK 706688

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

COMMON STOCK MARKET PRICES & DIVIDENDS

        The following table shows, for the periods indicated, the range of high and low prices per share for the Common Stock and Class A Common Stock and the cash dividends declared per share.

        The Company's Common Stock and Class A Stock Common are listed on the New York Stock Exchange under the symbols "RNT" and "RNTA", respectively.

        The approximate number of shareholders of the Company's Common Stock and Class A Common Stock at March 5, 2004 was 2,600. The closing prices for the Common Stock and Class A Common Stock at March 5, 2004 were $24.79 and $22.25, respectively.

        Subject to our continuing to earn sufficient income, to any future capital needs and to other contingencies, we currently expect to continue our policy of paying dividends. Our articles of incorporation provide that no cash dividends may be paid on our Class A Stock unless equal or higher dividends are paid on the Common Stock. Under our revolving credit agreement, we may pay cash dividends in any fiscal year only if the dividends do not exceed 50% of our consolidated net earnings for the prior fiscal year plus the excess, if any, of the cash dividend limitation applicable to the prior year over the dividend actually paid in the prior year.

Common Stock	High	Low	Cash Dividends Per Share
December 31, 2003
First Quarter	$14.72	$11.37	$
Second Quarter	17.72	13.53		.013
Third Quarter	23.10	17.01
Fourth Quarter	23.63	20.13		.020

December 31, 2002
First Quarter	15.43	9.63
Second Quarter	18.99	13.43		.013
Third Quarter	15.73	12.33
Fourth Quarter	15.47	13.40		.013
Class A Common Stock	High	Low	Cash Dividends Per Share
December 31, 2003
First Quarter	$15.17	$12.53	$
Second Quarter	17.30	13.47		.013
Third Quarter	21.67	16.00
Fourth Quarter	21.20	18.49		.020

December 31, 2002
First Quarter	14.83	7.00
Second Quarter	18.33	14.27		.013
Third Quarter	16.40	13.73
Fourth Quarter	15.83	14.10		.013

SELECTED FINANCIAL INFORMATION

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
	(Dollar Amounts in Thousands, Except Per Share)
Systemwide Revenues(1)	$1,033,350	$874,709	$735,389	$656,096	$547,255

OPERATING RESULTS
Revenues:
Rentals & Fees	$553,773	$459,179	$403,385	$359,880	$318,154
Retail Sales	68,786	72,698	60,481	62,417	62,296
Non-Retail Sales	120,355	88,969	66,212	65,498	45,394
Other	23,883	19,842	16,603	15,125	11,515

	766,797	640,688	546,681	502,920	437,359

Costs & Expenses:
Retail Cost of Sales	50,913	53,856	43,987	44,156	45,254
Non-Retail Cost of Sales	111,714	82,407	61,999	60,996	42,451
Operating Expenses	344,884	293,346	276,682	227,587	201,923
Depreciation of Rental Merchandise	195,661	162,660	137,900	120,650	102,324
Interest	5,782	4,767	6,258	5,625	4,105

	708,954	597,036	526,826	459,014	396,057

Earnings Before Income Taxes	57,843	43,652	19,855	43,906	41,302
Income Taxes	21,417	16,212	7,519	16,645	15,700

Net Earnings	36,426	27,440	12,336	27,261	25,602

Earnings Per Share	$1.12	$.87	$.41	$.92	$.85
Earnings Per Share Assuming Dilution	1.10	.86	.41	.91	.84

Dividends Per Share:
Common	$.033	$.027	$.027	$.027	$.027
Class A	.033	.027	.027	.027	.027
FINANCIAL POSITION
Rental Merchandise, Net	$343,013	$317,287	$258,932	$267,713	$219,831
Property, Plant & Equipment, Net	99,584	87,094	77,282	63,174	55,918
Total Assets	555,292	483,648	397,196	380,379	318,408
Interest-Bearing Debt	79,570	73,265	77,713	104,769	72,760
Shareholders' Equity	$320,186	$280,545	$219,967	$208,538	$183,718
AT YEAR END
Stores Open:
Company-Operated	560	482	439	361	320
Franchised	287	232	209	193	155
Rental Agreements in Effect	464,800	369,000	314,600	281,000	254,000
Number of Employees	5,400	4,800	4,200	3,900	3,600

(1)
Non-GAAP systemwide revenues are calculated by adding GAAP revenues to the revenues of the Company's franchises and subtracting the Company's royalty revenues. Franchise revenues, however, are not revenues of Aaron Rents, Inc. Below is a reconciliation of non-GAAP systemwide revenues to Company revenues:

Company Gross Revenues	$766,797	$640,688	$546,681	$502,920	$437,359
Franchisees' Revenues	280,552	246,338	198,640	161,238	115,680
Less Company Royalty Revenues	(13,999)	(12,317)	(9,932)	(8,062)	(5,784)

Systemwide Revenues	$1,033,350	$874,709	$735,389	$656,096	$547,255

        The Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on January 1, 2002. If the Company had applied the non-amortization provisions of Statement 142 for all periods presented, net earnings and diluted earnings per share would have increase by approximately $688,000 ($.02 per share), $431,000 ($.01 per share), and $323,000 ($.01 per share) for the years ended December 31, 2001, 2000, and 1999, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Executive Summary

        Aaron Rents, Inc. is a leading U.S. company engaged in the combined businesses of the rental, lease ownership and specialty retailing of consumer electronics, residential and office furniture, household appliances and accessories. As of December 31, 2003, we had 847 systemwide stores, which includes both our Company-operated and franchised stores, and operated in 43 states, Puerto Rico and Canada. During 2003, we achieved a significant milestone, reaching and exceeding $1 billion in systemwide revenues. See below for a description of how we calculate systemwide revenues, a non-GAAP measure that includes revenues of our franchisees, and reconcile them to our GAAP revenues.

        Our major operating divisions are the Aaron's Sales & Lease Ownership division, the Aaron Rents' Rent-to-Rent division, and the MacTavish Furniture Industries division.

  •
  Our sales and lease ownership division now operates in excess of 500 stores and has more than 287 franchised stores in 43 states, Puerto Rico and Canada. Our sales and lease ownership represents the fastest growing segment of our business, accounting for 86%, 81%, and 72% of our total revenues in 2003, 2002, and 2001, respectively.

  •
  Our rent-to-rent division, which we have operated since our Company was founded in 1955, remains an important part of our business and continues to generate significant cash flow to help fund our growth. The rent-to-rent division is one of the largest providers of temporary rental furniture in the United States, operating 60 stores in 14 states at December 31, 2003. Over the last few years, we have consolidated or closed stores in the rent-to-rent division as we focus on maintaining the profitability of the division.

  •
  Our MacTavish Furniture Industries division manufactures and supplies nearly one-half of the furniture and related accessories rented and sold in our stores.

        Most of our growth comes from the opening of new sales and lease ownership stores, and improvements in same store revenues for previously opened stores. We added 143 sales and lease ownership stores in 2003, through the opening of new Company-operated stores, franchise stores, and acquisitions. We acquire sales and lease ownership stores from time to time, generally either from small operators of rental stores or from our franchisees. In 2003, we acquired 33 stores from other operators and 26 stores from our franchisees. We expect to open approximately 80 Company-operated stores in 2004. In 2001, we accelerated the growth of our sales and lease ownership store openings when we acquired the real estate locations of approximately 80 retail stores from a furniture retailer in bankruptcy proceedings. While this accelerated schedule depressed our earnings during the start-up period of these stores, we have been pleased with the performance of these new locations and they have subsequently have become accretive to earnings.

        We also use our franchise program to help us expand our sales and lease ownership concept more quickly and into more areas than we otherwise would by opening only Company-operated stores. Our franchisees opened 51 stores in 2003, and we converted 31 stores of a third party rental operator to franchise stores. We expect to open approximately 60 franchise stores in 2004. Franchise royalties and other related fees represent a growing source of revenue for us, accounting for 2.5%, 2.6% and 2.5% of our total revenues in 2003, 2002 and 2001, respectively.

Key Components of Income

        Systemwide Revenues.    The non-GAAP measure systemwide revenues is calculated by adding Company revenues determined in accordance with GAAP to the revenues of the Company's franchisees and subtracting the Company's royalty revenues. Franchisee revenues, however, are not revenues of Aaron Rents, Inc. Management believes that presentation of non-GAAP financial measures such as systemwide revenues is useful because it allows investors and management to evaluate and compare the overall growth and penetration of the Aaron's brand in a more meaningful manner than relying exclusively on GAAP financial measures. Non-GAAP financial measures, however, should not be considered in isolation or as an alternative to financial measures calculated and presented in accordance with GAAP. Because systemwide revenues is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, systemwide revenues as used in above may not be comparable to other similarly titled measures used by other companies. We have determined that Company revenues calculated and presented in accordance with GAAP is the most directly comparable financial measure to non-GAAP systemwide revenues, and a reconciliation of Company revenues to systemwide revenues is presented below:

Year Ended December 31, 2003
(In Thousands)
Company gross revenues	$766,797
Franchisees' revenues	280,552
Less Company royalty revenues	(13,999)

Non-GAAP systemwide revenues	$1,033,350

        Revenues.    We separate our total revenues into four components: rentals and fees, retail sales, non-retail sales and other revenues. Rentals and fees includes all revenues derived from rental agreements from our sales and lease ownership and rent-to-rent stores, including agreements that result in our customers acquiring ownership at the end of the term. Retail sales represents sales of both new and rental return merchandise. Non-retail sales mainly represents merchandise sales to our franchisees from our sales and lease ownership division. Other revenues represents franchise fees and royalty income, and other related income from our franchise stores and other miscellaneous revenues

        Cost of Sales.    We separate our cost of sales into two components: retail and non-retail. Retail cost of sales represents the original or depreciated cost of merchandise sold through our Company-operated stores. Non-retail cost of sales mainly represents the cost of merchandise sold to our franchisees.

        Depreciation of Rental Merchandise.    Depreciation of Rental Merchandise reflects the expense associated with depreciating merchandise held for rent and rented to customers by our Company-operated sales and lease ownership and rent-to-rent stores.

Critical Accounting Policies

Revenue Recognition

        Rental revenues are recognized in the month they are due on the accrual basis of accounting. For internal management reporting purposes, rental revenues from the sales and lease ownership division are recognized as revenue in the month the cash is collected. On a monthly basis, we record an accrual for rental revenues due but not yet received, net of allowances, and a deferral of revenue for rental payments received prior to the month due. Our revenue recognition accounting policy matches the rental revenue with the corresponding costs—mainly depreciation—associated with the rental merchandise. At the years ended December 31, 2003 and 2002, we had a net revenue deferral representing cash collected in advance of being due or otherwise earned totaling approximately $12.4 million and $7.5 million, respectively. Revenues from the sale of residential and office furniture and other merchandise are recognized at the time of shipment.

Rental Merchandise Depreciation

        Our sales and lease ownership division depreciates merchandise over the agreement period, generally 12 to 24 months when rented, and 36 months when not rented, to 0% salvage value. Prior to 2002, we depreciated sales and lease ownership merchandise as soon as it was delivered to our stores from our distribution centers. In the first quarter of 2002, we began depreciating this merchandise upon the earlier to occur of its initial lease to a customer or 12 months after it is acquired from the vendor. See Note B to the Consolidated Financial Statements. Nevertheless, sales and lease ownership merchandise is generally depreciated at a faster rate than our rent-to-rent merchandise. As sales and lease ownership revenues continue to comprise an increasing percentage of total revenues, we expect rental merchandise depreciation to increase at a correspondingly faster rate. Our rent-to-rent division depreciates merchandise over its estimated useful life, which ranges from six months to 60 months, net of its salvage value, which ranges from 0% to 60%.

        Our policies require weekly rental merchandise counts by store managers, which includes a write-off for unsalable, damaged, or missing merchandise inventories. Full physical inventories are generally taken at our distribution and manufacturing facilities on a quarterly basis, and appropriate provisions are made for missing, damaged and unsalable merchandise. In addition, we monitor rental merchandise levels and mix by division, store and distribution center, as well as the average age of merchandise on hand. If unsalable rental merchandise cannot be returned to vendors, its carrying value is adjusted to its net realizable value or written off. All rental merchandise is available for rental and sale. On a monthly basis, we write off damaged, lost or unsalable merchandise as identified. These write-offs totaled approximately $11.9 million, $10.1 million, and $10 million during the years ended December 31, 2003, 2002, and 2001, respectively.

Closed Store Reserves

        From time to time, we close or consolidate retail stores. We record an estimate of the future obligation related to closed stores based upon the present value of the future lease payments and related commitments, net of estimated sublease income which we base upon historical experience. At the years ended December 31, 2003 and 2002, our reserve for closed stores was $2.2 million and $1.5 million, respectively. If our estimates related to sublease income are not correct, our actual liability may be more or less than the liability recorded at December 31, 2003.

Insurance Programs

        Aaron Rents maintains insurance contracts for paying of workers' compensation and group health insurance claims. Using actuarial analysis and projections, we estimate the liabilities associated with open and incurred but not reported workers compensation claims. This analysis is based upon an assessment of the likely outcome or historical experience, net of any stop loss or other supplementary coverages. We also calculate the projected outstanding plan liability for our group health insurance program. Our liability for workers compensation insurance claims and group health insurance was approximately $3.8 million and $3.1 million, respectively, at the years ended December 31, 2003 and 2002.

        If we resolve existing workers compensation claims for amounts that are in excess of our current estimates and within policy stop loss limits, we will be required to pay additional amounts beyond those accrued at December 31, 2003. Additionally, if the actual group health insurance liability exceeds our projections, we will be required to pay additional amounts beyond those accrued at December 31, 2003.

        The assumptions and conditions described above reflect management's best assumptions and estimates, but these items involve inherent uncertainties as described above, which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods.

Same Store Revenues

        We refer to changes in same store revenues as a key performance indicator. For the year ended December 31, 2003, we calculated this figure by comparing GAAP revenues as of December 31, 2003 and 2002 for all stores open for the entire 24-month period ended December 31, 2003, excluding stores that received rental agreements from other closed or merged stores.

Results of Operations

Year Ended December 31, 2003 Versus Year Ended December 31, 2002

        The following table shows key selected financial data for the years ended December 31, 2003 and 2002, and the changes in dollars and as a percentage to 2003 from 2002. Please refer to this table in conjunction with Management's Discussion and Analysis:

			Increase / (Decrease) in Dollars to 2003 from 2002
	Year Ended December 31,			% Increase/ (Decrease) to 2003 from 2002
	2003	2002
	(In Thousands)
REVENUES:
Rentals and Fees	$553,773	$459,179	$94,594	20.6%
Retail Sales	68,786	72,698	(3,912)	(5.4)
Non-Retail Sales	120,355	88,969	31,386	35.3
Other	23,883	19,842	4,041	20.4

	766,797	640,688	126,109	19.7
COSTS AND EXPENSES:
Retail Cost of Sales	50,913	53,856	(2,943)	(5.5)
Non-Retail Cost of Sales	111,714	82,407	29,307	35.6
Operating Expenses	344,884	293,346	51,538	17.6
Depreciation of Rental Merchandise	195,661	162,660	33,001	20.3
Interest	5,782	4,767	1,015	21.3

	708,954	597,036	111,918	18.7
EARNINGS BEFORE TAXES	57,843	43,652	14,191	32.5
INCOME TAXES	21,417	16,212	5,205	32.1

NET EARNINGS	$36,426	$27,440	$8,986	32.7%

Revenues

        The 19.7% increase in total revenues in 2003 from 2002 is primarily attributable to continued growth in our sales and lease ownership division, both from the opening and acquisition of new Company-operated stores and improvement in same store revenues. Revenues for our sales and lease ownership division increased $137.5 million to $656.5 million in 2003 compared with $519.0 million in 2002, a 26.5% increase. This increase was attributable to a 10.1% increase in same store revenues and the addition of 136 Company-operated stores since the beginning of 2002. Total revenues were impacted by a decrease in rent-to-rent division revenues, which decreased $11.4 million to $110.3 million in 2003 from $121.7 million in 2002, a 9.3% decrease, due primarily to a decline in same store revenues as well as a net reduction of 15 stores since the beginning of 2002.

        The 20.6% increase in rentals and fees revenues was attributable to a $100.9 million increase from our sales and lease ownership division related to the growth in same store revenues and the increase in the number of stores described above. The growth in our sales and lease ownership division was offset by a $6.3 million decrease in rental revenues in our rent-to-rent division. The decrease in rent-to-rent division revenues is primarily the result of the decline in same store revenues and the net reduction in stores described above.

        Revenues from retail sales fell 5.4% due to a decrease of $4.6 million in our rent-to-rent division caused by the decline in same store revenues and the store closures described above, partially offset by an increase of $0.7 million in our sales and lease ownership division caused by the increase in same store revenues and the increase in the number of stores also described above. This increase in our sales and lease ownership division was negatively impacted by the introduction of an alternative shorter-term lease, which replaced many retail sales.

        The 35.3% increase in non-retail sales in 2003 reflects the significant growth of our franchise operations.

        The 20.4% increase in other revenues was primarily attributable to franchise fees, royalty income, and other related revenues from our franchise stores increasing $2.7 million, or 16.5%, to $19.3 million compared with $16.6 million in 2002, reflecting the net addition of 78 franchised stores since the beginning of 2002 and improved operating revenues at older franchised stores.

Cost of Sales

        The 5.5% decrease in retail cost of sales is primarily a result of a decrease in sales in our rent-to-rent division, where sales decreased $3.9 million to $25.2 million in 2003 from $29.1 million in 2002, a 13.4% decline. This decrease was primarily due to the decline in same store revenues and to closing or merging under-performing stores. This decrease is partially offset by a $1.0 million increase to $25.7 million in 2003 from $24.7 million in 2002, representing a 3.9% increase, in our sales and lease ownership division driven by the increases in same store revenues and additional store openings described above. Retail cost of sales as a percentage of retail sales remained comparable between 2003 and 2002.

        Cost of sales from non-retail sales increased 35.6%, primarily due to the growth of our franchise operations as described above, corresponding to the similar increase in non-retail sales. As a percentage of non-retail sales, non-retail cost of sales increased slightly to 92.8% in 2003 as compared to 92.6% in 2002, primarily due to changes in product mix.

Expenses

        The 17.6% increase in 2003 operating expenses was driven by the growth of our sales and lease ownership division described above. As a percentage of total revenues, operating expenses improved to 45.0% for 2003 from 45.8% for 2002, with the decrease driven by the maturing of new Company-operated sales and lease ownership stores added over the past several years and a 10.1% increase in same store revenues.

        The 20.3% increase in depreciation of rental merchandise was driven by the growth of our sales and lease ownership division described above. As a percentage of total rentals and fees, depreciation of rental merchandise decreased slightly to 35.3% in 2003 from 35.4% in 2002. The decrease as a percentage of rentals and fees reflects an improvement in rental margins, partially offset by increased depreciation expense as a result of a larger number of short-term leases in 2003.

        The increase in interest expense as a percentage of total revenues was primarily due to a higher long-term average debt balance during 2003 arising from the Company's August 2002 private debt placement.

        The 32.1% increase in income tax expense between years was driven primarily by a comparable increase in pre-tax income, offset by a slightly lower effective tax rate of 37.0% in 2003 compared to 37.1% in 2002.

Net Earnings

        The 32.7% increase in net earnings was primarily due to the maturing of new Company-operated sales and lease ownership stores added over the past several years, a 10.1% increase in same store revenues, and a 16.5% increase in franchise fees, royalty income, and other related franchise income. As a percentage of total revenues, net earnings improved to 4.8% in 2003 from 4.3% in 2002.

Year Ended December 31, 2002 Versus Year Ended December 31, 2001

        The following table shows key selected financial data for the years ended December 31, 2002 and 2001, and the changes in dollars and as a percentage to 2002 from 2001. Please refer to this table in conjunction with Management's Discussion and Analysis:

			Increase/ (Decrease) in Dollars to 2002 from 2001
	Year Ended December 31,			% Increase/ (Decrease) to 2002 from 2001
	2002	2001
	(In Thousands)
REVENUES:
Rentals and Fees	$459,179	$403,385	$55,794	13.8%
Retail Sales	72,698	60,481	12,217	20.2
Non-Retail Sales	88,969	66,212	22,757	34.4
Other	19,842	16,603	3,239	19.5

	640,688	546,681	94,007	17.2
COSTS AND EXPENSES:
Retail Cost of Sales	53,856	43,987	9,869	22.4
Non-Retail Cost of Sales	82,407	61,999	20,408	32.9
Operating Expenses	293,346	276,682	16,664	6.0
Depreciation of Rental Merchandise	162,660	137,900	24,760	18.0
Interest	4,767	6,258	(1,491)	(23.8)

	597,036	526,826	70,210	13.3
EARNINGS BEFORE TAXES	43,652	19,855	23,797	119.9
INCOME TAXES	16,212	7,519	8,693	115.6

NET EARNINGS	$27,440	$12,336	$15,104	122.4%

Revenues

        The 17.2% increase in total revenues in 2002 from 2001 is primarily attributable to continued growth in our sales and lease ownership division, both from the opening and acquisition of new Company-operated stores and improvement in same store revenues. Revenues for our sales and lease ownership division increased $124.2 million to $519.0 million in 2002 compared with $394.8 million in 2001, a 31.5% increase. This increase was attributable to an average increase of 13% in same store revenues in 2002 and to the addition of 149 Company-operated stores since the beginning of 2001. Total revenues were impacted by a decrease in rent-to-rent division revenues, which decreased 19.9% to $121.7 million from $151.9 million in 2001, due primarily to our decision to close, merge, or sell 29 under-performing stores since the beginning of 2001, as well as a decline of same store revenues.

        The 13.8% increase in rentals and fees revenues was attributable to a $77.3 million increase from our sales and lease ownership division, driven by the growth in same store revenues and number of stores as described above. The growth in our sales and lease ownership division was offset by a $21.5 million decrease in rental revenues in our rent-to-rent division. The decrease in rent-to-rent division revenues was caused primarily by the closure of under-performing stores and decline in same store revenues described above.

        Revenues from retail sales increased 20.2% due to an increase of $20.8 million in the sales and lease ownership division offset by a decrease of $8.6 million in our rent-to-rent division relating to the respective changes in same store revenues and numbers of open stores.

        The 34.4% increase in non-retail sales reflects the significant growth of our franchise operations.

        The 19.5% increase in other revenues was primarily attributable to franchise fee and royalty income increasing $3 million, or 21.8%, to $16.6 million in 2002 compared with $13.6 million in 2001, reflecting the net addition of 23 franchised stores in 2002 and improved operating revenues at older franchised stores.

Cost of Sales

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

Expenses

        As a percentage of total revenues, operating expenses were 45.8% in 2002 and 50.6% in 2001. Operating expenses decreased in 2002 as a percentage of total revenues primarily due to higher costs in 2001 associated with the acquisition of sales and lease ownership store locations formerly operated by one of the nation's largest furniture retailers along with other new store openings coupled with noncash charges of $5.6 million related to the rent-to-rent division. In addition, we discontinued amortizing goodwill in 2002 in connection with the adoption of a new accounting standard. As a result of this adoption, we incurred no goodwill amortization expense in 2002, compared with approximately $688,000 in 2001.

        As a percentage of total rentals and fees, depreciation of rental merchandise increased to 35.4% in 2002 from 34.2% in 2001. The increase as a percentage of rentals and fees reflects a greater percentage of our rentals and fees revenues coming from our sales and lease ownership division, which depreciates its rental merchandise at a faster rate than our rent-to-rent division.

        On January 1, 2002, we began depreciating sales and lease ownership merchandise upon the earlier to occur of its initial lease to a customer or twelve months after it is acquired from the vendor. Previously, we began depreciating sales and lease ownership merchandise as soon as it was delivered to our stores from our distribution centers. This change in accounting method increased net earnings by approximately $3 million, or $.09 per diluted common share in 2002.

        As a percentage of total revenues, interest expense decreased to 0.7% in 2002 from 1.1% in 2001. The decrease in interest expense as a percentage of total revenues was primarily due to lower debt levels in 2002.

        Income tax expense increased due to increased pre-tax earnings. Aaron Rents' effective tax rate was 37.1% in 2002 compared with 37.9% in 2001, primarily due to lower non-deductible expenses.

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

Balance Sheet

        Cash.    Our cash balance remained virtually unchanged with balances of $95,000 and $96,000 at December 31, 2003 and 2002, respectively. The consistency of the cash balance is the result of the Company being a net borrower, with all excess cash being used to pay down debt balances.

        Deferred Income Taxes Payable.    The increase of $4.8 million in deferred income taxes payable at December 31, 2003 from December 31, 2003 is primarily the result of March 2002 tax law changes, effective September 2001, that allow additional accelerated depreciation of rental merchandise for tax purposes. Additional tax law changes effective May 2003 increased the allowable acceleration and extended the life of the March 2002 changes to December 31, 2004.

        Accounts Payable and Accrued Expenses.    The increase of $19.7 million in accounts payable and accrued expenses relates primarily to accrued operating expenses relating to the growth of the Company's sales and lease ownership division.

        Credit Facilities.    The increase in credit facilities of $6.3 million to December 31, 2003 from December 31, 2002 is primarily the result of increased borrowing on our working capital line of credit to fund expansion of our sales and lease ownership division.

        Goodwill and Other Intangibles.    The increase of $29.5 million to December 31, 2003 from December 31, 2002 is the result of a series of acquisitions of sales and lease ownership businesses during 2003. The aggregate purchase price for these asset acquisitions totaled approximately $45.0 million, and the principal tangible assets acquired consisted of rental merchandise and certain fixtures and equipment.

Liquidity and Capital Resources

General

        Cash flows from operating activities for the years ended December 31, 2003 and 2002 were $67.0 million and $10.1 million, respectively. Our cash flows include profits on the sale of rental return merchandise. Our primary capital requirements consist of buying rental merchandise for both Company-operated sales and lease ownership and rent-to-rent stores. As Aaron Rents continues to grow, the need for additional rental merchandise will continue to be our major capital requirement. These capital requirements historically have been financed through:

  •
  cash flow from operations

  •
  bank credit

  •
  trade credit with vendors

  •
  proceeds from the sale of rental return merchandise

  •
  private debt

  •
  stock offerings

        At December 31, 2003, $13.9 million was outstanding under our revolving credit agreement. The increase in borrowings is primarily attributable to cash invested in new store growth throughout 2003. From time to time, we use interest rate swap agreements as part of our overall long-term financing program. We also have $50 million in aggregate principal amount of 6.88% senior unsecured notes due August 2009 currently outstanding, principal repayments for which are first required in 2005.

        Our revolving credit agreement, senior unsecured notes, the construction and lease facility, and the franchisee loan program discussed below contain financial covenants which, among other things, forbid us from exceeding certain debt to equity levels and require us to maintain minimum fixed charge coverage ratios. If we fail to comply with these covenants, we will be in default under these commitments, and all amounts would become due immediately. We were in compliance with all these covenants at December 31, 2003.

        We purchase our common shares in the market from time to time as authorized by our Board of Directors. As of December 31, 2003, our Board of Directors has authorized us to purchase up to an additional 1,780,335 common shares.

        At our annual shareholders meeting in May 2003, our shareholders authorized an increase in the authorized number of shares of Common Stock by 25 million shares for a total of 50 million shares. The purpose of increasing the number of shares of authorized Common Stock is to give the Company greater flexibility in connection with its capital structure, possible future financing requirements, potential acquisitions, employee compensation and other corporate matters, including stock splits like the 3-for-2 split described below.

        We have a consistent history of paying dividends, having paid dividends for 17 consecutive years. A $.013 per share dividend on Common Stock and Class A Common Stock was paid in January 2003 and July 2003. In addition, our Board of Directors declared a 3-for-2 stock split, effected in the form of a 50% stock dividend, which was distributed to shareholders in August 2003, for a total fiscal year cash outlay of $924,000. Subject to sufficient operating profits, to any future capital needs, and to other contingencies, we currently expect to continue our policy of paying dividends.

        We currently hold 474,500 shares, or 8%, of the outstanding common stock of Rainbow Rentals Inc., a NASDAQ-listed rental company that has entered into an agreement to be acquired by Rent-A-Center, Inc. for a purchase price of $16.00 per share. We had acquired these shares in three separate transactions in September 2002 and January 2003, and held the shares for investment purposes. If the sale is consummated in the second quarter of 2004 as announced by those parties, we would receive cash proceeds of approximately $7.6 million and recognize approximately a $5.5 million gain. We are not, however, a party to the agreement between Rainbow Rentals and Rent-A-Center, and the closing of that transaction is subject to all of the closing conditions of that agreement.

        We believe that our expected cash flows from operations, existing credit facilities, vendor credit, and proceeds from the sale of rental return merchandise will be sufficient to fund our capital and liquidity needs for at least the next 24 months.

Commitments

        Construction and Lease Facility.    On October 31, 2001, we renewed our $25 million construction and lease facility. From 1996 to 1999, we arranged for a bank holding company to purchase or construct properties identified by us pursuant to this facility, and we subsequently leased these properties from the bank holding company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2003 was approximately $24.9 million. Since the resulting leases are accounted for as operating leases, we do not record any debt obligation on our balance sheet. This construction and lease facility expires in 2006. Lease payments fluctuate based upon current interest rates and are generally based upon LIBOR plus 1.1%. The lease facility contains residual value guarantee and default guarantee provisions that would require us to make payments to the lessor if the underlying properties are worth less at termination of the facility than agreed upon values in the agreement. Although we believe the likelihood of funding to be remote, the maximum guarantee obligation under the residual value and default guarantee provisions upon termination are approximately $21.1 million and $24.9 million, respectively, at December 31, 2003.

        Leases.    Aaron Rents leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2017. Most of the leases contain renewal options for additional periods ranging from one to 15 years or provide for options to purchase the related property at predetermined purchase prices that do not represent bargain purchase options. We also lease transportation and computer equipment under operating leases expiring during the next three years. We expect that most leases will be renewed or replaced by other leases in the normal course of business. Approximate future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2003 including leases under our construction and lease facility described above are as follows: $40,329,000 in 2004; $31,637,000 in 2005; $22,263,000 in 2006; $14,126,000 in 2007; $7,592,000 in 2008; and $8,147,000 thereafter.

        We have 13 capital leases, 12 of which are with limited liability companies (LLCs) whose owners include Aaron Rents' executive officers and majority shareholder. Eleven of these related party leases relate to properties purchased from Aaron Rents in December 2002 by one of the LLCs for a total purchase price of approximately $5 million. This LLC is leasing back these properties to Aaron Rents for a 15-year term at an aggregate annual rental of approximately $635,000. The other related party capital lease relates to a property sold by Aaron Rents to a second LLC for $6.3 million in April 2002 and leased back to Aaron Rents for a 15-year term at an annual rental of approximately $617,000. See Note E to the Consolidated Financial Statements.

        Franchise Guaranty.    We have guaranteed the borrowings of certain independent franchisees under a franchise loan program with two banks. In the event these franchisees are unable to meet their debt service payments or otherwise experience an event of default, we would be unconditionally liable for a portion of the outstanding balance of the franchisee's debt obligations, which would be due in full within 90 days of the event of default. At December 31, 2003, the portion that we might be obligated to repay in the event our franchisees defaulted was approximately $67.5 million. However, due to franchisee borrowing limits, we believe any losses associated with any defaults would be mitigated through recovery of rental merchandise and other assets. Since its inception, we have had no losses associated with the franchisee loan and guaranty program.

        We have no long-term commitments to purchase merchandise. See Note G to the Consolidated Financial Statements for further information.The following table shows our approximate contractual obligations and commitments to make future payments as of December 31, 2003:

(In Thousands)	Total	Period Less Than 1 Year	Period 1-3 Years	Period 4-5 Years	Period Over 5 Years
Credit Facilities, Excluding Capital Leases	$68,107	$13,874	$20,008	$20,010	$14,215
Capital Leases	11,463	388	889	1,249	8,937
Operating Leases	124,094	40,329	53,900	21,718	8,147

Total Contractual Cash Obligations	$203,664	$54,591	$74,797	$42,977	$31,299

        The following table shows the Company's approximate commercial commitments as of December 31, 2003:

(In Thousands)	Total Amounts Committed	Period Less Than 1 Year	Period 1-3 Years		Period 4-5 Years	Period Over 5 Years
Guaranteed Borrowings of Franchisees	$67,455	$67,455	$		$	$
Residual Value Guarantee Under Operating Leases	21,149			21,149

Total Commercial Commitments	$88,604	$67,455		$21,149	$	$

        Purchase orders or contracts for the purchase of rental merchandise and other goods and services are not included in the table above. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current distribution needs and are fulfilled by our vendors within short time horizons. We do not have significant agreements for the purchase of rental merchandise or other goods specifying minimum quantities or set prices that exceed our expected requirements for three months.

Market Risk

        We manage our exposure to changes in short-term interest rates, particularly to reduce the impact on our variable payment construction and lease facility and floating-rate borrowings, by entering into interest rate swap agreements. These swap agreements involve the receipt of amounts by us when floating rates exceed the fixed rates and the payment of amounts by us to the counterparties when fixed rates exceed the floating rates in the agreements over their term. We accrue the differential we may pay or receive as interest rates change, and recognize it as an adjustment to the floating rate interest expense related to our debt. The counterparties to these contracts are high credit quality commercial banks, which we believe minimizes to a large extent the risk of counterparty default.

        At December 31, 2003, we had swap agreements with total notional principal amounts of $20 million that effectively fixed the interest rates on obligations in the notional amount of $20 million of debt under our variable payment construction and lease facility at an average rate of 7.6% until June 2005. In 2002, we reassigned approximately $28 million of notional amount of swaps to the variable payment obligations under our construction and lease facility and other debt as described above. Certain of these swaps have since expired. Since August 2002, fixed rate swap agreements in the notional amount of $32 million were not being utilized as a hedge of variable obligations, and accordingly, changes in the valuation of such swap agreements are recorded directly to earnings. These swaps have since expired as well. The fair value of interest rate swap agreements was a liability of approximately $1.4 million at December 31, 2003. A 1% adverse change in interest rates on variable rate obligations would not have a material adverse impact on the future earnings and cash flows of the Company.

        We do not use any market risk sensitive instruments to hedge commodity, foreign currency, or risks other than interest rate risk, and hold no market risk sensitive instruments for trading or speculative purposes.

Recent Accounting Pronouncements

        Effective January 1, 2002, the Company adopted SFAS No. 141, Business Combinations (SFAS No. 141), and SFAS No. 142. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis (see Note B to the Consolidated Financial Statements).

        In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146) which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred as opposed to the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes fair value as the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of SFAS No. 146 did not have a material effect on the Company's financial statements.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires an entity to disclose in its interim and annual financial statements information with respect to its obligations under certain guarantees that it has issued. It also requires an entity to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. These disclosures are presented in Note G to the Consolidated Financial Statements. The initial recognition and measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of the recognition provisions of FIN 45 had no significant effect on the consolidated financial statements.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. The Company has not entered into transactions with, created, or acquired significant potential variable interest entities subsequent to that date. For interests in variable interest entities arising prior to February 1, 2003, the Company must apply the provisions of FIN 46 as of December 31, 2003. The Company has concluded that certain independent franchisees, as discussed in Note J to the Consolidated Financial Statements, are not subject to the interpretation, and are therefore not included in the Company's consolidated financial statements. In addition, as discussed in Note E to the Consolidated Financial Statements, the Company has certain capital leases with partnerships controlled by related parties of the Company. The Company has concluded that these partnerships are not variable interest entities. The Company has concluded that the accounting and reporting of its construction and lease facility (see Note G to the Consolidated Financial Statements) are not subject to the provisions of FIN 46 since the lessor is not a variable interest entity, as defined by FIN 46.

        In January 2003, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (EITF 02-16). EITF 02-16 addresses accounting and reporting issues related to how a reseller should account for cash consideration received from vendors. Generally, cash consideration received from vendors is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's income statement. However, under certain circumstances this presumption may be overcome and recognition as revenue or as a reduction of other costs in the income statement may be appropriate. The Company does receive cash consideration from vendors subject to the provisions of EITF 02-16. EITF 02-16 is effective for fiscal periods beginning after December 15, 2002. The Company adopted EITF 02-16 as of January 1, 2003. Such adoption did not have a material effect on the Company's financial statements since substantially all cooperative advertising consideration received from vendors represents a reimbursement of specific identifiable and incremental costs incurred in selling those vendors' products.

Forward Looking Statements

        Certain written and oral statements made by our Company may constitute "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995, including statements made in this report and other filings with the Securities and Exchange Commission. All statements which address operating performance, events, or developments that we expect or anticipate will occur in the future—including growth in store openings and franchises awarded, market share, and statements expressing general optimism about future operating results—are forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. The Company undertakes no obligation to publicly update or revise any forward-looking statements. For a discussion of such risks and uncertainties see "Certain Factors Affecting Forward-Looking Statements" in Item I of this Report on Form 10-K.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AARON RENTS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
	(In Thousands, Except Share Data)
ASSETS
Cash	$95	$96
Accounts Receivable (net of allowances of $1,718 in 2003 and $1,195 in 2002)	30,878	26,973
Rental Merchandise	518,741	470,225
Less: Accumulated Depreciation	(175,728)	(152,938)

	343,013	317,287
Property, Plant and Equipment, Net	99,584	87,094
Goodwill and Other Intangibles, Net	55,485	25,985
Prepaid Expenses and Other Assets	26,237	26,213

Total Assets	$555,292	$483,648

LIABILITIES & SHAREHOLDERS' EQUITY
Accounts Payable and Accrued Expenses	$83,854	$64,131
Dividends Payable	655	434
Deferred Income Taxes Payable	55,290	50,517
Customer Deposits and Advance Payments	15,737	14,756
Credit Facilities	79,570	73,265

Total Liabilities	235,106	203,103
Commitments & Contingencies
Shareholders' Equity
Common Stock, Par Value $.50 Per Share; Authorized: 50,000,000 Shares; Shares Issued: 29,993,475 and 29,993,980 at December 31, 2003 and 2002, respectively	14,997	14,997
Class A Common Stock, Par Value $.50 Per Share; Authorized: 25,000,000 Shares; Shares Issued: 8,042,602 and 8,042,641 at December 31, 2003 and 2002, respectively	4,021	4,021
Additional Paid-in Capital	88,305	87,502
Retained Earnings	252,924	217,589
Accumulated Other Comprehensive Loss		(1,868)

	360,247	322,241
Less: Treasury Shares at Cost,
Common Stock, 2,815,750 and 3,018,705 Shares at December 31, 2003 and 2002, respectively	(24,157)	(25,792)
Class A Common Stock, 2,445,082 Shares at December 31, 2003 and 2002, respectively	(15,904)	(15,904)

Total Shareholders' Equity	320,186	280,545

Total Liabilities & Shareholders' Equity	$555,292	$483,648

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
	(In Thousands, Except Per Share)
REVENUES:
Rentals and Fees	$553,773	$459,179	$403,385
Retail Sales	68,786	72,698	60,481
Non-Retail Sales	120,355	88,969	66,212
Other	23,883	19,842	16,603

	766,797	640,688	546,681
COSTS AND EXPENSES:
Retail Cost of Sales	50,913	53,856	43,987
Non-Retail Cost of Sales	111,714	82,407	61,999
Operating Expenses	344,884	293,346	276,682
Depreciation of Rental Merchandise	195,661	162,660	137,900
Interest	5,782	4,767	6,258

	708,954	597,036	526,826
EARNINGS BEFORE TAXES	57,843	43,652	19,855
INCOME TAXES	21,417	16,212	7,519

NET EARNINGS	$36,426	$27,440	$12,336

EARNINGS PER SHARE	$1.12	$0.87	$0.41
EARNINGS PER SHARE ASSUMING DILUTION	$1.10	$0.86	$0.41
CASH DIVIDENDS DECLARED PER SHARE
Common Stock	$0.033	$0.027	$0.027

Class A Common Stock	$0.033	$0.027	$0.027

WEIGHTED AVERAGE SHARES OUTSTANDING	32,643	31,364	29,892
WEIGHTED AVERAGE SHARES OUTSTANDING ASSUMING DILUTION	33,189	31,850	30,213

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

							Accumulated Other Comprehensive (Loss) Income
	Treasury Stock		Common Stock
(In Thousands, Except Per Share)					Additional Paid in Capital	Retained Earnings	Derivatives Designated as Hedges		Marketable Securities
	Shares	Amount	Common	Class A
Balance December 31, 2000	(5,645)	$(42,722)	$9,135	$2,681	$53,662	$185,782	$		$
Dividends, $.027 per share						(797)
Reissued Shares	150	1,660			184
Net Earnings						12,336
Change in Fair Value of Financial Instruments, Net of Income Taxes of $1,191								(1,954)

Balance, December 31, 2001	(5,495)	(41,062)	9,135	2,681	53,846	197,321		(1,954)
Reacquired Shares	(147)	(1,667)
Stock Offering			863		33,215
Dividends, $.027 per share						(833)
Reissued Shares	177	1,033			441
Net Earnings						27,440
Change in Fair Value of Financial Instruments, Net of Income Taxes of $51								(18)		104

Balance, December 31, 2002	(5,465)	(41,696)	9,998	2,681	87,502	223,928		(1,972)		104
Dividends, $.033 per share						(1,090)
Stock Dividend			4,999	1,340	(54)	(6,340)
Reissued Shares	204	1,635			857
Net Earnings						36,426
Change in Fair Value of Financial Instruments, Net of Income Taxes of $1,209								1,031		837

Balance, December 31, 2003	(5,261)	$(40,061)	$14,997	$4,021	$88,305	$252,924		$(941)		$941

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
	(In Thousands)
OPERATING ACTIVITIES
Net Earnings	$36,426	$27,440	$12,336
Depreciation and Amortization	215,397	179,040	153,548
Additions to Rental Merchandise	(373,874)	(351,389)	(237,912)
Book Value of Rental Merchandise Sold	167,905	140,435	115,527
Deferred Income Taxes	3,496	29,554	1,168
Gain on Sale of Property, Plant, and Equipment	(814)	(573)	(920)
Change in Accounts Payable and Accrued Expenses	16,503	(3,725)	27,320
Change in Accounts Receivable	(3,905)	(488)	(1,657)
Other Changes, Net	5,915	(10,152)	(3,357)

Cash Provided by Operating Activities	67,049	10,142	66,053

INVESTING ACTIVITIES
Additions to Property, Plant and Equipment	(37,898)	(42,913)	(34,785)
Proceeds from Sale of Property, Plant, and Equipment	8,025	18,296	7,525
Contracts and Other Assets Acquired	(44,347)	(14,033)	(12,125)

Cash Used by Investing Activities	(74,220)	(38,650)	(39,385)

FINANCING ACTIVITIES
Proceeds from Credit Facilities	86,424	139,542	162,219
Repayments on Credit Facilities	(80,119)	(143,990)	(189,275)
Proceeds from Stock Offering		34,078
Dividends Paid	(924)	(798)	(797)
Acquisition of Treasury Stock		(1,667)
Issuance of Stock Under Stock Option Plans	1,789	1,346	1,183

Cash Provided (Used) by Financing Activities	7,170	28,511	(26,670)

(Decrease) Increase in Cash	(1)	3	(2)
Cash at Beginning of Year	96	93	95

Cash at End of Year	$95	$96	$93

Cash Paid (Received) During the Year:
Interest	$6,759	$4,361	$6,183

Income Taxes	$4,987	$(2,151)	$3,544

The accompanying notes are an integral part of the Consolidated Financial Statements.

Note A: Summary of Significant Accounting Policies

As of December 31, 2003 and 2002, and for the Years Ended December 31, 2003, 2002 and 2001.

        Basis of Presentation—The consolidated financial statements include the accounts of Aaron Rents, Inc. and its wholly-owned subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated. The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. Generally, actual experience has been consistent with management's prior estimates and assumptions. Management does not believe these estimates or assumptions will change significantly in the future absent unsurfaced or unforeseen events.

        On July 21, 2003, the Company announced a 3-for-2 stock split effected in the form of a 50% stock dividend on both Common Stock and Class A Common Stock. New shares were distributed on August 15, 2003 to shareholders of record as of the close of business on August 1, 2003. All share and per share information has been restated for all periods presented to reflect this stock dividend.

        Certain amounts presented for prior years have been reclassified to conform to the current year presentation.

        Line of Business—The Company is engaged in the business of renting and selling residential and office furniture, consumer electronics, appliances and other merchandise throughout the U.S., Puerto Rico, and Canada. The Company manufactures furniture principally for its rent-to-rent and sales and lease ownership operations.

        Rental Merchandise consists primarily of consumer electronics, residential and office furniture, appliances, computers and other merchandise and is recorded at cost. The sales and lease ownership division depreciates merchandise over the rental agreement period, generally 12 to 24 months when on rent and 36 months when not on rent, to a 0% salvage value. The rent-to-rent division depreciates merchandise over its estimated useful life, which ranges from 6 months to 60 months, net of its salvage value, which ranges from 0% to 60% of historical cost. Our policies require weekly rental merchandise counts by store managers, which includes a write-off for unsalable, damaged, or missing merchandise inventories. Full physical inventories are generally taken at our distribution and manufacturing facilities on a quarterly basis, and appropriate provisions are made for missing, damaged and unsalable merchandise. In addition, we monitor rental merchandise levels and mix by division, store, and distribution center, as well as the average age of merchandise on hand. If unsalable rental merchandise cannot be returned to vendors, it is adjusted to its net realizable value or written off.

        All rental merchandise is available for rental and sale. On a monthly basis, we write off damaged, lost or unsalable merchandise as identified. These write-offs, recorded as a component of operating expenses, totaled approximately $11.9 million, $10.1 million, and $10 million during the years ended December 31, 2003, 2002, and 2001, respectively.

        Property, Plant and Equipment are recorded at cost. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the respective assets, which are from 8 to 40 years for buildings and improvements and from 1 to 5 years for other depreciable property and equipment. Gains and losses related to dispositions and retirements are recognized as incurred. Maintenance and repairs are also expensed as incurred; renewals and betterments are capitalized.

        Goodwill and Other Intangibles—Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis effective beginning in 2002. When the fair value is less than the related carrying value, entities are required to reduce the amount of goodwill (see Note B). The approach to evaluating the recoverability of goodwill as outlined in SFAS No. 142 requires the use of valuation techniques using estimates and assumptions about projected future operating results and other variables. The Company has elected to perform this annual evaluation on September 30. More frequent evaluations will be completed if indicators of impairment become evident. The impairment only approach required by SFAS No. 142 may have the effect of increasing the volatility of the Company's earnings if goodwill impairment occurs at a future date. Other Intangibles represent the value of customer relationships acquired in connection with business acquisitions, recorded at fair value as determined by the Company. These intangibles are amortized on a straight-line basis over a two-year useful life.

        Impairment—The Company assesses its long-lived assets other than goodwill for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows were less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. Impairment losses, if any, are measured based upon the difference between the carrying amount and the fair value of the assets.

        Investments in Marketable Securities—The Company holds certain marketable equity securities and has designated these securities as available-for-sale. The fair value of these securities was approximately $3,606,000 and $1,560,000 as of December 31, 2003 and 2002, respectively. These amounts are included in prepaid expenses and other assets in the accompanying consolidated balance sheets. Unrealized gains on these securities, net of tax, included in accumulated other comprehensive income approximated $837,000 and $104,000 for the years ended December 31, 2003 and 2002, respectively. The Company did not sell any of its investments in marketable securities during the three-year period ended December 31, 2003.

        Deferred Income Taxes—Deferred Income Taxes are provided for temporary differences between the amounts of assets and liabilities for financial and tax reporting purposes. Such temporary differences arise principally from the use of accelerated depreciation methods on rental merchandise for tax purposes.

        Fair Value of Financial Instruments—The carrying amounts reflected in the consolidated balance sheets for cash, accounts receivable, bank and other debt approximate their respective fair values. The fair value of the liability for interest rate swap agreements, included in accounts payable and accrued expenses in the consolidated balance sheet, was approximately $1,369,000 and $3,321,000 at December 31, 2003 and 2002, respectively, based upon quotes from financial institutions. At December 31, 2003 and 2002, the carrying amount for variable rate debt approximates fair market value since the interest rates on these instruments are reset periodically to current market rates.

        At December 31, 2003 and 2002, the fair market value of fixed rate long-term debt was approximately $52,903,000 and $50,000,000, respectively based primarily on quoted prices for these or similar instruments. The fair value of fixed rate long-term debt was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

        Revenue Recognition—Rental revenues are recognized as revenue in the month they are due. Rental payments received prior to the month due are recorded as deferred rental revenue. The Company maintains ownership of the rental merchandise until all payments are received under sales and lease ownership agreements. Revenues from the sale of residential and office furniture and other merchandise are recognized at the time of shipment, at which time title and risk of ownership are transferred to the customer. Please refer to Note J for discussion of recognition of franchise-related revenues.

        Cost of Sales—Cost of Sales includes the net book value of merchandise sold, primarily using specific identification in the sales and lease ownership division and first-in, first-out in the rent-to-rent division. It is not practicable to allocate operating expenses between selling and rental operations.

        Shipping and Handling Costs—Shipping and handling costs are classified as operating expenses in the accompanying consolidated statements of earnings and totaled approximately $24,907,000 in 2003, $20,554,000 in 2002, and $18,965,000 in 2001.

        Advertising—The Company expenses advertising costs as incurred. Such costs aggregated approximately $18,716,000 in 2003, $15,406,000 in 2002, and $14,204,000 in 2001.

        Stock Based Compensation—The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations in accounting for its employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (FAS 123). The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant and, accordingly, recognizes no compensation expense for the stock option grants. Income tax benefits resulting from stock option exercises credited to additional paid-in capital totaled approximately $703,000, $341,000, and $288,000, in 2003, 2002, and 2001, respectively.

        Closed Store Reserves—From time to time the Company closes under-performing stores. The charges related to the closing of these stores primarily consist of reserving the net present value of future minimum payments under the stores' real estate leases.

        Insurance Reserves—Estimated insurance reserves are accrued primarily for group health and workers compensation benefits provided to the Company's employees. Estimates for these insurance reserves are made based on actual reported but unpaid claims and actuarial analyses of the projected claims run off for both reported and incurred but not reported claims.

        Derivative Instruments and Hedging Activities—From time to time, the Company uses interest rate swap agreements to synthetically manage the interest rate characteristics of a portion of its outstanding debt and to limit the Company's exposure to rising interest rates. The Company designates at inception that interest rate swap agreements hedge risks associated with future variable interest payments and monitors each swap agreement to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on a high correlation between changes in the value of the underlying hedged item and the derivative instrument. The Company records amounts to be received or paid as a result of interest swap agreements as an adjustment to interest expense. Generally, the Company's interest rate swaps are designated as cash flow hedges. In the event of early termination or redesignation of interest rate swap agreements, any resulting gain or loss would be deferred and amortized as an adjustment to interest expense of the related debt instrument over the remaining term of the original contract life of the agreement. In the event of early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the associated swap would be recognized in income or expense at the time of extinguishment. For the years ended December 31, 2003 and 2002, the Company's net income included an after-tax benefit of approximately $170,000 and an after-tax expense of approximately $156,000, respectively, related to swap ineffectiveness. The Company does not enter into derivatives for speculative or trading purposes.

        Comprehensive Income—Comprehensive income totaled approximately $38,294,000, $27,526,000, and $10,382,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

        New Accounting Pronouncements—Effective January 1, 2002, the Company adopted SFAS No. 141, Business Combinations (SFAS No. 141), and SFAS No. 142. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis (see Note B).

        In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146) which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred as opposed to the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes fair value as the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of SFAS No. 146 did not have a material effect on the Company's financial statements.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires an entity to disclose in its interim and annual financial statements information with respect to its obligations under certain guarantees that it has issued. It also requires an entity to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. These disclosures are presented in Note G. The initial recognition and measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of the recognition provisions of FIN 45 had no significant effect on the consolidated financial statements.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. The Company has not entered into transactions with, created, or acquired significant potential variable interest entities subsequent to that date. For interests in variable interest entities arising prior to February 1, 2003, the Company must apply the provisions of FIN 46 as of December 31, 2003. The Company has concluded that certain independent franchisees, as discussed in Note J, are not subject to the interpretation, and are therefore not included in the Company's consolidated financial statements. In addition, as discussed in Note E, the Company has certain capital leases with partnerships controlled by related parties of the Company. The Company has concluded that these partnerships are not variable interest entities. The Company has concluded that the accounting and reporting of its construction and lease facility (see Note G) are not subject to the provisions of FIN 46 since the lessor is not a variable interest entity, as defined by FIN 46.

        In January 2003, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (EITF 02-16). EITF 02-16 addresses accounting and reporting issues related to how a reseller should account for cash consideration received from vendors. Generally, cash consideration received from vendors is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's income statement. However, under certain circumstances this presumption may be overcome and recognition as revenue or as a reduction of other costs in the income statement may be appropriate. The Company does receive cash consideration from vendors subject to the provisions of EITF 02-16. EITF 02-16 is effective for fiscal periods beginning after December 15, 2002. The Company adopted EITF 02-16 as of January 1, 2003. Such adoption did not have a material effect on the Company's financial statements since substantially all cooperative advertising consideration received from vendors represents a reimbursement of specific identifiable and incremental costs incurred in selling those vendors' products.

Note B: Accounting Changes

        Effective January 1, 2002, the Company prospectively changed its method of depreciation for sales and lease ownership rental merchandise. Previously, all sales and lease ownership rental merchandise began being depreciated when received at the store over a period of the shorter of 36 months or the length of the rental period(s), to a salvage value of zero. Due to changes in business, the Company changed the depreciation method such that sales and lease ownership rental merchandise received into a store begins being depreciated at the earlier of the expiration of twelve months from the date of acquisition, or upon being subject to a sales and lease ownership agreement. Under the previous and the new depreciation method, rental merchandise in distribution centers does not begin being depreciated until twelve months from the date of acquisition. The Company believes the new depreciation method results in a better matching of the costs of rental merchandise with the corresponding revenue. The change in method of depreciation had the effect of increasing net income by approximately $3,038,000, or approximately $.09 diluted earnings per share, for the year ended December 31, 2002.

        Effective January 1, 2002, the Company adopted SFAS No. 141 and SFAS No. 142. The Company concluded that the enterprise fair value of the Company's reporting units were greater than the carrying value, and accordingly no further impairment analysis was considered necessary.

        Prior to the adoption of SFAS No. 142, the Company amortized goodwill over estimated useful lives up to a maximum of 20 years. Had the Company accounted for goodwill consistent with the provisions of SFAS No. 142 in the year ended December 31, 2001, the Company's income would have been affected as follows:

(In Thousands, Except Per Share)
Net earnings, as reported	$12,336
Add back: Goodwill amortization, net of tax	688

Net earnings, as adjusted	$13,024

Basic earnings per common share:
As reported	$.41
Add back: Goodwill amortization	.02

As adjusted	$.43

Diluted earnings per common share:
As reported	$.41
Add back: Goodwill amortization	.02

As adjusted	$.43

Note C: Earnings Per Share

        Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year which were 32,643,000 in 2003, 31,364,000 shares in 2002, and 29,892,000 shares in 2001. The computation of earnings per share assuming dilution includes the dilutive effect of stock options and awards. Such stock options and awards had the effect of increasing the weighted average shares outstanding assuming dilution by approximately 546,000 in 2003, 486,000 in 2002, and 321,000 in 2001.

Note D: Property, Plant & Equipment

(In Thousands)	December 31, 2003	December 31, 2002
Land	$10,370	$9,077
Buildings & Improvements	39,772	32,943
Leasehold Improvements & Signs	54,348	44,587
Fixtures & Equipment	32,135	29,768
Assets Under Capital Lease:
with Related Parties	10,308	10,308
with Unrelated Parties	1,432	1,432
Construction in Progress	3,647	4,318

	$152,012	$132,433
Less: Accumulated Depreciation & Amortization	(52,428)	(45,339)

	$99,584	$87,094

Note E: Credit Facilities

        Following is a summary of the Company's credit facilities at December 31:

(In Thousands)	2003	2002
Bank Debt	$13,870	$7,325
Private Placement	50,000	50,000
Capital Lease Obligation:
with Related Parties	10,308	10,308
with Unrelated Parties	1,432	1,432
Other Debt	3,647	4,200

	$79,570	$73,265

        Bank Debt—The Company has a revolving credit agreement dated March 30, 2001 with several banks providing for unsecured borrowings up to $86.7 million, which includes an $8,000,000 credit line to fund daily working capital requirements. Amounts borrowed bear interest at the lower of the lender's prime rate or LIBOR plus 1.00%. The pricing under the working capital line is based upon overnight bank borrowing rates. At December 31, 2003 and 2002, an aggregate of approximately $13,870,000 (bearing interest at 2.24%) and $7,325,000 (bearing interest at 2.65%) was outstanding under the revolving credit agreement, respectively. The Company pays a .25% commitment fee on unused balances. The weighted average interest rate on borrowings under the revolving credit agreement (before giving effect to interest rate swaps) was 2.53% in 2003, 3.86% in 2002, and 5.77% in 2001. The revolving credit agreement expires May 31, 2004.

        The revolving credit agreement contains certain covenants which require that the Company not permit its consolidated net worth as of the last day of any fiscal quarter to be less than the sum of (a) $235,232,000 plus (b) 50% of the Company's consolidated net income (but not loss) for the period beginning July 1, 2002 and ending on the last day of such fiscal quarter. It also places other restrictions on additional borrowings and requires the maintenance of certain financial ratios. At December 31, 2003, $59,472,000 of retained earnings was available for dividend payments and stock repurchases under the debt restrictions, and the Company was in compliance with all covenants.

        Private Placement—On August 14, 2002 the Company sold $50,000,000 in aggregate principal amount of senior unsecured notes (the Notes) in a private placement to a consortium of insurance companies. The Notes mature August 13, 2009. Quarterly interest only payments at an annual rate of 6.88% are due for the first two years followed by annual $10,000,000 principal repayments plus interest for the five years thereafter.

        Capital Leases with Related Parties—In April 2002, the Company sold land and buildings with a carrying value of approximately $6,258,000 to a limited liability corporation (LLC) controlled by the Company's major shareholder. Simultaneously, the Company and the LLC entered into a 15-year lease for the building and a portion of the land, with two five-year renewal options at the discretion of the Company. The LLC obtained borrowings collateralized by the land and building totaling approximately $6,401,000. The Company occupies the land and building collateralizing the obligation associated with the lease. The transaction has been accounted for as a financing in the accompanying consolidated financial statements. The rate of interest implicit in the lease financing is approximately 8.7%. Accordingly, the land and building and the debt obligation are recorded in the Company's consolidated financial statements. No gain or loss was recognized associated with this transaction.

        In December 2002, the Company sold 11 properties, including leasehold improvements, to a separate limited liability corporation (LLC) controlled by a group of Company executives and managers, including the Company's majority shareholder. The LLC obtained borrowings collateralized by the land totaling approximately $5,000,000. The Company occupies the land and buildings collateralizing the obligations associated with the leases. The transaction has been accounted for as a financing in the accompanying consolidated financial statements. The rate of interest implicit in the leases is approximately 11.1%. Accordingly, the land and buildings and the lease obligations are recorded in the Company's consolidated financial statements. No gain or loss was recognized associated with this transaction.

        Other Debt—Other debt at December 31, 2003 and 2002 includes $4,200,000 of industrial development corporation revenue bonds. The average weighted borrowing rate on these bonds in 2003 was 1.58%. No principal payments are due on the bonds until maturity in 2015. At December 31, 2003, other debt also includes a note payable for approximately $37,000 assumed by the Company in connection with a store acquisition.

        Future maturities under the Company's Credit Facilities are as follows:

(In Thousands)
2004	$14,262
2005	10,429
2006	10,468
2007	10,561
2008	10,697
Thereafter	23,153

Note F: Income Taxes

(In Thousands)	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Current Income Tax Expense (Benefit):
Federal	$16,506	$(11,431)	$6,239
State	1,415	(1,911)	112

	17,921	(13,342)	6,351
Deferred Income Tax Expense:
Federal	3,220	26,209	953
State	276	3,345	215

	3,496	29,554	1,168

	$21,417	$16,212	$7,519

        Significant components of the Company's deferred income tax liabilities and assets are as follows:

(In Thousands)	December 31, 2003	December 31, 2002
Deferred Tax Liabilities:
Rental Merchandise and Property, Plant & Equipment	$62,795	$59,432
Other, Net	3,035	3,486

Total Deferred Tax Liabilities	65,830	62,918
Deferred Tax Assets:
Accrued Liabilities	4,250	5,437
Advance Payments	5,770	5,371
Other, Net	520	1,593

Total Deferred Tax Assets	10,540	12,401

Net Deferred Tax Liabilities	$55,290	$50,517

        The Company's effective tax rate differs from the statutory U.S. Federal income tax rate as follows:

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Statutory Rate	35.0%	35.0%	35.0%
Increases in U.S. Federal Taxes
Resulting From:
State Income Taxes, Net of Federal Income Tax Benefit	2.0	2.1	1.1
Other, Net			1.8

Effective Tax Rate	37.0%	37.1%	37.9%

Note G: Commitments

        The Company leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2017. The Company also leases certain properties under capital leases that are more fully described in Note E. Most of the leases contain renewal options for additional periods ranging from one to 15 years or provide for options to purchase the related property at predetermined purchase prices that do not represent bargain purchase options. In addition, certain properties occupied under operating leases contain normal purchase options. The Company also has a $25,000,000 construction and lease facility. Properties acquired by the lessor are purchased or constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2003 was approximately $24,881,000. Since the resulting leases are operating leases, no debt obligation is recorded on the Company's balance sheet. The Company also leases transportation equipment under operating leases expiring during the next three years. Management expects that most leases will be renewed or replaced by other leases in the normal course of business.

        Future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2003, are as follows: $40,329,000 in 2004; $31,636,000 in 2005; $22,263,000 in 2006; $14,127,000 in 2007; $7,592,000 in 2008; and $8,147,000 thereafter. Certain operating leases expiring in 2006 contain residual value guarantee provisions and other guarantees in the event of a default. Although the likelihood of funding under these guarantees is considered by the Company to be remote, the maximum amount the Company may be liable for under such guarantees is approximately $24,881,000.

        Rental expense was $44,145,000 in 2003, $38,970,000 in 2002, and $36,506,000 in 2001.

        In addition to the related party capital leases described in Note E, the Company leases one building from a partnership of which the Company's majority shareholder is a partner under a lease expiring in 2008 for annual rentals aggregating $212,700.

        The Company maintains a 401(k) savings plan for all full-time employees with at least one year of service with the Company and who meet certain eligibility requirements. The plan allows employees to contribute up to 10% of their annual compensation with 50% matching by the Company on the first 4% of compensation. The Company's expense related to the plan was $512,000 in 2003, $453,000 in 2002, and $436,000 in 2001.

Note H: Shareholders' Equity

        During 2002 the Company purchased approximately 147,000 shares of the Company's Class A Common Stock at an aggregate cost of $1,667,490. The Company also transferred 14,826 shares of the Company's Common Stock at an aggregate cost of approximately $218,000 back into treasury, reflected net against reissued shares in the consolidated statement of shareholders' equity. The Company was authorized to purchase an additional 1,780,335 shares and held a total of 5,260,832 common shares in its treasury at December 31, 2003. The Company's articles of incorporation provide that no cash dividends may be paid on the Class A Common Stock unless equal or higher dividends are paid on the Common Stock.

        The Company has 1,000,000 shares of preferred stock authorized. The shares are issuable in series with terms for each series fixed by the Board and such issuance is subject to approval by the Board of Directors. No preferred shares have been issued.

Note I: Stock Options

        The Company has stock option plans under which options to purchase shares of the Company's Common Stock are granted to certain key employees. Under the plans, options granted become exercisable after a period of three years and unexercised options lapse ten years after the date of the grant. Options are subject to forfeiture upon termination of service. Under the plans, approximately 132,000 of the Company's shares are reserved for future grants at December 31, 2003. The weighted average fair value of options granted was $8.22 in 2003, $6.56 in 2002 and $6.45 in 2001.

        Pro forma information regarding net earnings and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options granted in 2003, 2002 and 2001 under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2003, 2002, and 2001, respectively: risk-free interest rates of 3.41%, 5.78%, and 6.05%; a dividend yield of .23%, .18%, and .24%; a volatility factor of the expected market price of the Company's Common Stock of .52, .46, and .45; and weighted average expected lives of the option of six, five, and eight years.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        For purposes of pro forma disclosures under SFAS No. 123 as amended by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table illustrates the effect on net earnings and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period:

(In Thousands, Except Per Share)	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Net earnings as reported	$36,426	$27,440	$12,336
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,345)	(1,165)	(1,262)

Pro forma net earnings	$35,081	$26,275	$11,074

Earnings per share:
Basic—as reported	$1.12	$.87	$.41

Basic—pro forma	$1.07	$.84	$.37

Diluted—as reported	$1.10	$.86	$.41

Diluted—pro forma	$1.07	$.83	$.37

        The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding December 31, 2003	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable December 31, 2003	Weighted Average Exercise Price
$ 6.58-10.00	1,048,000	4.20	$7.63	1,048,000	$7.63
10.01-15.00	750,150	7.08	12.31	303,900	11.25
20.01-23.02	392,000	9.76	21.57

$ 6.58-23.02	2,190,150	6.18	$11.73	1,351,900	$8.45

        The table below summarizes option activity for the periods indicated in the Company's stock option plans.

	Options (In Thousands)	Weighted Average Exercise Price
Outstanding at December 31, 2000	2,066	$8.68
Granted	200	10.87
Exercised	(165)	7.18
Forfeited	(149)	10.96

Outstanding at December 31, 2001	1,952	8.86
Granted	307	13.91
Exercised	(147)	9.18
Forfeited	(105)	11.56

Outstanding at December 31, 2002	2,007	9.47
Granted	492	19.93
Exercised	(214)	9.27
Forfeited	(95)	12.12

Outstanding at December 31, 2003	2,190	$11.73

Exercisable at December 31, 2003	1,352	$8.45

Note J: Franchising of Aaron's Sales & Lease Ownership Stores

        The Company franchises Aaron's Sales & Lease Ownership stores. As of December 31, 2003 and 2002, 528 and 445 franchises had been awarded, respectively. Franchisees pay a non-refundable initial franchise fee of $35,000 and an ongoing royalty of 5% to 6% of gross revenues. Franchise fees and area development fees are generated from the sale of rights to develop, own and operate Aaron's Sales & Lease Ownership stores. These fees are recognized as income when substantially all of the Company's obligations per location are satisfied, generally at the date of the store opening. Franchise fees and area development fees received prior to the substantial completion of the Company's obligations are deferred. The Company includes this income in Other Revenues in the Consolidated Statement of Earnings. Substantially all of the amounts reported as Non-Retail Sales and Non-Retail Cost of Sales in the accompanying Consolidated Statements of Earnings relate to the sale of rental merchandise to franchisees.

        Initial franchisee fee revenue approximated $2,171,000, $1,631,000 and $1,580,000 and royalty revenues approximated $13,999,000, $12,317,000 and $9,932,000, for the years ended December 31, 2003, 2002 and 2001, respectively.

        The Company has guaranteed certain debt obligations of some of the franchisees amounting to approximately $67,455,000 at December 31, 2003. The Company receives guarantee fees based on such franchisees' outstanding debt obligations, which it recognizes as the guarantee obligation is satisfied. The Company has recourse rights to the assets securing the debt obligations. As a result, the Company does not expect to incur any significant losses under these guarantees.

        Franchised Sales and Lease Ownership store activity is summarized as follows:

	2003	2002	2001
Franchise stores open at January 1,	232	209	193
Opened	82	31	30
Purchased by the Company	(26)	(5)	(13)
Closed or liquidated	(1)	(3)	(1)

Franchise stores open at December 31,	287	232	209

        Company-operated Sales and Lease Ownership store activity is summarized as follows:

	2003	2002	2001
Company-operated stores open at January 1,	412	364	263
Opened	38	27	100
Added through acquisition	59	30	14
Merged or closed	(9)	(9)	(13)

Company-operated stores open at December 31,	500	412	364

        In 2003 the Company acquired the rental contracts, merchandise, and other related assets of 98 stores, including 26 franchise stores. Many of these stores and/or their accompanying assets were merged into other stores, resulting in a net gain of 59 stores. The 2002 and 2001 acquisitions were all primarily additional new store locations.

Note K: Acquisitions and Dispositions

        During 2003, the Company acquired 98 sales and lease ownership stores with an aggregate purchase price of $45,041,000. Fair value of acquired tangible assets included approximately $16,116,000 for rental merchandise, $999,000 for fixed assets, and $53,000 for other assets. Fair value of liabilities assumed approximated $1,271,000. The excess cost over the net fair market value of tangible assets acquired, representing goodwill and customer lists was $26,400,000 and $2,744,000 respectively. The estimated amortization of these customer lists in future years approximates $1,390,000 for 2004 and $849,000 for 2005. Also, in 2003 the Company acquired one rent-to-rent store. The purchase price of the 2003 rent-to-rent acquisition was not significant. During 2002, the Company acquired 10 sales and lease ownership stores and 25 credit retail stores with an aggregate purchase price of approximately $14,033,000. The excess cost over the fair market value of tangible and identifiable intangible assets acquired, representing goodwill, was approximately $3,889,000. In 2001, the Company acquired 23 sales and lease ownership stores including 13 stores purchased from franchisees. The aggregate purchase price of these 2001 acquisitions was $10,423,000 and the excess cost over the fair market value of tangible assets acquired was approximately $4,553,000. Also in 2001, the Company acquired two rent-to-rent stores. The aggregate purchase price of these 2001 rent-to-rent acquisitions was not significant.

        These acquisitions were accounted for under the purchase method and, accordingly, the results of operations of the acquired businesses are included in the Company's results of operations from their dates of acquisition. The effect of these acquisitions on the 2003, 2002 and 2001 consolidated financial statements was not significant.

        In 2003, the Company sold three of its sales and lease ownership locations to an existing franchisee and sold one of its rent-to-rent stores. In 2002, the Company sold four of its sales and lease ownership stores to an existing franchisee. In 2001, the Company sold three of its sales and lease ownership stores to existing franchisees and sold five of its rent-to-rent stores. The effect of these sales on the consolidated financial statements was not significant.

Note L: Segments

Description of Products and Services of Reportable Segments

        Aaron Rents, Inc. has four reportable segments: sales and lease ownership, rent-to-rent, franchise, and manufacturing. The sales and lease ownership division offers electronics, residential furniture, appliances, and computers to consumers primarily on a monthly payment basis with no credit requirements. The rent-to-rent division rents and sells residential and office furniture to businesses and consumers who meet certain minimum credit requirements. The Company's franchise operation sells and supports franchises of its sales and lease ownership concept. The manufacturing division manufactures upholstered furniture, office furniture, lamps and accessories, and bedding predominantly for use by the other divisions.

        Earnings before income taxes for each reportable segment are generally determined in accordance with accounting principles generally accepted in the United States with the following adjustments:

  •
  A predetermined amount of each reportable segment's revenues is charged to the reportable segment as an allocation of corporate overhead. This allocation was approximately 2.3% in 2003 and 2.2% in 2002 and 2001.

  •
  Accruals related to store closures are not recorded on the reportable segments' financial statements, but are rather maintained and controlled by corporate headquarters.

  •
  The capitalization and amortization of manufacturing variances are recorded on the consolidated financial statements as part of Cash to Accrual and Other Adjustments and are not allocated to the segment that holds the related rental merchandise.

  •
  Interest on borrowings is estimated at the beginning of each year. Interest is then allocated to operating segments on the basis of relative total assets.

  •
  Sales and lease ownership revenues are reported on the cash basis for management reporting purposes.

        Revenues in the "Other" category are primarily from leasing space to unrelated third parties in our corporate headquarters building, and revenues from several minor unrelated activities. The pretax losses in the "Other" category are the net result of the activity mentioned above, net of the portion of corporate overhead not allocated to the reportable segments.

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

        Information on segments and a reconciliation to earnings before income taxes are as follows:

(In Thousands)	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Revenues From External Customers:
Sales & Lease Ownership	$634,489	$501,390	$380,404
Rent-to-Rent	109,083	119,885	150,002
Franchise	19,347	16,663	13,913
Other	4,206	4,746	4,243
Manufacturing	60,608	56,002	47,035
Elimination of Intersegment Revenues	(60,995)	(56,141)	(47,801)
Cash to Accrual Adjustments	59	(1,857)	(1,115)

Total Revenues from External Customers	$766,797	$640,688	$546,681

Earnings Before Income Taxes:
Sales & Lease Ownership	$43,325	$31,220	$11,314
Rent-to-Rent	6,341	9,057	9,152
Franchise	13,600	10,919	9,212
Other	(2,356)	(5,544)	(3,244)
Manufacturing	1,222	989	(587)

Earnings Before Income Taxes for Reportable Segments	62,132	46,641	25,847
Elimination of Intersegment Profit	(2,338)	(760)	(1,449)
Cash to Accrual and Other Adjustments	(1,951)	(2,229)	(4,543)

Total Earnings Before Income Taxes	$57,843	$43,652	$19,855

Assets:
Sales & Lease Ownership	$408,244	$327,845	$241,245
Rent-to-Rent	79,984	89,133	107,882
Franchise	19,493	12,627	13,991
Other	29,244	35,488	17,533
Manufacturing	18,327	18,555	16,545

Total Assets	$555,292	$483,648	$397,196

Depreciation and Amortization:
Sales & Lease Ownership	$191,777	$154,310	$121,953
Rent-to-Rent	21,266	22,901	29,736
Franchise	547	486	444
Other	839	541	690
Manufacturing	968	802	725

Total Depreciation and Amortization	$215,397	$179,040	$153,548

Interest Expense:
Sales & Lease Ownership	$5,215	$4,768	$4,620
Rent-to-Rent	1,583	2,493	3,010
Franchise	93	83	119
Other	(1,109)	(2,577)	(1,491)

Total Interest Expense	$5,782	$4,767	$6,258

Note M: Quarterly Financial Information (Unaudited)

(In Thousands, Except Per Share)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2003
Revenues	$191,260	$177,741	$188,406	$209,390
Gross Profit *	92,986	90,912	97,475	103,253
Earnings Before Taxes	13,907	13,906	13,733	16,297
Net Earnings	8,748	8,761	8,651	10,266
Earnings Per Share	.27	.27	.26	.31
Earnings Per Share Assuming Dilution	.27	.26	.26	.31

Year Ended December 31, 2002
Revenues	$156,663	$151,162	$157,838	$175,025
Gross Profit *	79,074	78,822	79,948	84,079
Earnings Before Taxes	9,457	10,666	10,669	12,860
Net Earnings	5,921	6,696	6,721	8,102
Earnings Per Share	.20	.22	.21	.25
Earnings Per Share Assuming Dilution	.20	.21	.20	.25

*
Gross profit is the sum of rentals and fees, retail sales, and non-retail sales less retail cost of sales, non-retail cost of sales, and depreciation of rental merchandise.

To the Board of Directors and Shareholders
Aaron Rents, Inc.

        We have audited the accompanying consolidated balance sheets of Aaron Rents, Inc. and Subsidiaries as of December 31, 2003 and December 31, 2002, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aaron Rents, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note B, on January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and changed its method of depreciating sales and lease ownership rental merchandise.

/s/ Ernst & Young LLP

Atlanta, Georgia
February 24, 2004

QuickLinks

  Exhibit 13
CONSOLIDATED BALANCE SHEETS—DECEMBER 31, 2003 AND 2002
CONSOLIDATED STATEMENTS OF EARNINGS—YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY—YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
CONSOLIDATED STATEMENTS OF CASH FLOWS—YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS