Form 10-K, Exhibit 13
period 2004-12-31
AARON RENTS INC
filed 2005-03-08
CIK 706688

Exhibit 13

COMMON STOCK MARKET PRICES & DIVIDENDS

The following table shows the range of high and low prices per share for the Common Stock and Class A Common Stock and the cash dividends declared per share, for the periods indicated.

The Company’s Common Stock and Class A Common Stock are listed on the New York Stock Exchange under the symbols “RNT” and “RNTA”, respectively.

The number of shareholders of record of the Company’s Common Stock and Class A Common Stock at February 25, 2005 was 281.  The closing prices for the Common Stock and Class A Common Stock at February 25, 2005 were $20.32 and $18.50, respectively.

Subject to our ongoing ability to generate sufficient income through operations, to any future capital needs, and to other contingencies, we expect to continue our policy of paying dividends.  Our articles of incorporation provide that no cash dividends may be paid on our Class A Common Stock unless equal or higher dividends are paid on the Common Stock.  Under our revolving credit agreement, we may pay cash dividends in any fiscal year only if the dividends do not exceed 50% of our consolidated net earnings for the prior fiscal year plus the excess, if any, of the cash dividend limitation applicable to the prior year over the dividend actually paid in the prior year.

Common Stock	High	Low	Cash Dividends Per Share
December 31, 2004
First Quarter	$17.13	$13.44	$
Second Quarter	22.11	16.13	.013
Third Quarter	22.60	18.50	.013
Fourth Quarter	25.23	21.15	.013
December 31, 2003
First Quarter	$9.81	$7.58	$
Second Quarter	11.81	9.02	.009
Third Quarter	15.40	11.34
Fourth Quarter	15.75	13.42	.013

Class A Common Stock	High	Low	Cash Dividends Per Share
December 31, 2004
First Quarter	$14.93	$12.31	$
Second Quarter	20.15	14.00	.013
Third Quarter	21.11	17.70	.013
Fourth Quarter	22.59	19.49	.013
December 31, 2003
First Quarter	$10.11	$8.36	$
Second Quarter	11.53	8.98	.009
Third Quarter	14.44	10.67
Fourth Quarter	14.13	12.33	.013

SELECTED FINANCIAL INFORMATION

(Dollar Amounts in Thousands, Except Per Share)	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
OPERATING RESULTS
Revenues:
Rentals & Fees	$694,293	$553,773	$459,179	$403,385	$359,880
Retail Sales	56,259	68,786	72,698	60,481	62,417
Non-Retail Sales	160,774	120,355	88,969	66,212	65,498
Other	35,154	23,883	19,842	16,603	15,125
	946,480	766,797	640,688	546,681	502,920
Costs & Expenses:
Retail Cost of Sales	39,380	50,913	53,856	43,987	44,156
Non-Retail Cost of Sales	149,207	111,714	82,407	61,999	60,996
Operating Expenses	414,518	344,884	293,346	276,682	227,587
Depreciation of Rental Merchandise	253,456	195,661	162,660	137,900	120,650
Interest	5,413	5,782	4,767	6,258	5,625
	861,974	708,954	597,036	526,826	459,014
Earnings Before Income Taxes	84,506	57,843	43,652	19,855	43,906
Income Taxes	31,890	21,417	16,212	7,519	16,645
Net Earnings	52,616	36,426	27,440	12,336	27,261
Earnings Per Share	$1.06	$.74	$.58	$.28	$.61
Earnings Per Share Assuming Dilution	1.04	.73	.57	.27	.61
Dividends Per Share:
Common	$.039	$.022	$.018	$.018	$.018
Class A	.039	.022	.018	.018	.018

FINANCIAL POSITION
Rental Merchandise, Net	$425,567	$343,013	$317,287	$258,932	$267,713
Property, Plant & Equipment, Net	111,118	99,584	87,094	77,282	63,174
Total Assets	700,288	559,884	487,468	403,881	387,657
Interest-Bearing Debt	116,655	79,570	73,265	77,713	104,769
Shareholders’ Equity	$375,178	$320,186	$280,545	$219,967	$208,538

AT YEAR END
Stores Open:
Company-Operated	674	560	482	439	361
Franchised	357	287	232	209	193
Rental Agreements in Effect	582,000	464,800	369,000	314,600	281,000
Number of Employees	6,400	5,400	4,800	4,200	3,900

The Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on January 1, 2002.  If the Company had applied the non-amortization provisions of Statement 142 for all periods presented, net earnings and diluted net earnings per share would have increased by approximately $688,000 ($.013 per share) and $431,000 ($.009 per share) for the years ended December 31, 2001 and 2000, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Summary

Aaron Rents, Inc. is a leading U.S. company engaged in the combined businesses of the rental, lease ownership and specialty retailing of consumer electronics, residential and office furniture, household appliances, and accessories.  As of December 31, 2004, we had 1,031 stores, which includes both our Company-operated and franchised stores, and operated in 45 states, Puerto Rico and Canada.

Our major operating divisions are the Aaron’s Sales & Lease Ownership division, the Aaron Rents’ Rent-to-Rent division, and the MacTavish Furniture Industries division.

•                  Our sales and lease ownership division now operates in excess of 600 stores and has more than 350 franchised stores in 45 states, Puerto Rico and Canada.  Our sales and lease ownership division represents the fastest growing segment of our business, accounting for 88%, 86%, and 81% of our total revenues in 2004, 2003, and 2002, respectively.

•                  Our rent-to-rent division, which we have operated since our Company was founded in 1955, remains an important part of our business.  The rent-to-rent division is one of the largest providers of temporary rental furniture in the United States, operating 58 stores in 14 states as of December 31, 2004.  Over the last few years, we have consolidated and closed stores in the rent-to-rent division as we focus on maintaining the profitability of the division.

•                  Our MacTavish Furniture Industries division manufactures and supplies nearly one-half of the furniture and related accessories rented and sold in our stores.

Most of our growth comes from the opening of new sales and lease ownership stores and increases in same store revenues for previously opened stores.  We added a net of 186 sales and lease ownership stores in 2004, through the opening of new Company-operated stores, franchise stores, and acquisitions. We acquire sales and lease ownership stores from time to time, generally either from small operators of rental stores or from our franchisees.  In 2004, we added 44 stores acquired from other operators and 17 stores acquired from our franchisees.  We expect to open approximately 80 Company-operated stores in 2005.  In 2001, we accelerated the growth of our sales and lease ownership store openings when we acquired the real estate locations of approximately 80 retail stores from a furniture retailer in bankruptcy proceedings.  While this accelerated schedule depressed our earnings during the start-up period of these stores, we have been pleased with the performance of these new locations, which are now accretive to earnings.

We also use our franchise program to help us expand our sales and lease ownership concept more quickly and into more areas than we otherwise would by opening only Company-operated stores.  Our franchisees opened 91 stores in 2004, which included conversion of 10 stores of third party rental operators and two Company–operated stores to franchise stores.  We expect to open approximately 80 franchise stores in 2005.  Franchise royalties and other related fees represent a growing source of revenue for us, accounting for 2.7%, 2.5%, and 2.6% of our total revenues in 2004, 2003, and 2002, respectively.

Key Components of Income

In this management’s discussion and analysis section, we review the results of our sales and lease ownership and rent-to-rent divisions, as well as the four components of our revenues: rentals and fees, retail sales, non-retail sales and other revenues.  We separate our cost of sales into two components: retail and non-retail.

Revenues.  We separate our total revenues into four components: rentals and fees, retail sales, non-retail sales, and other revenues.  Rentals and fees includes all revenues derived from rental agreements from our sales and lease ownership and rent-to-rent stores, including agreements that result in our customers acquiring ownership at the end of the term.  Retail sales represents sales of both new and rental return merchandise from our sales and lease ownership and rent-to-rent stores.  Non-retail sales mainly represents merchandise sales to our franchisees from our sales and lease ownership division.  Other revenues includes franchise fees, royalty income and other related income from our franchise stores, and other miscellaneous revenues.

Cost of Sales.  We separate our cost of sales into two components: retail and non-retail. Retail cost of sales represents the original or depreciated cost of merchandise sold through our Company-operated stores.  Non-retail cost of sales primarily represents the cost of merchandise sold to our franchisees.

Depreciation of Rental Merchandise.  Depreciation of rental merchandise reflects the expense associated with depreciating merchandise held for rent and rented to customers by our Company-operated sales and lease ownership and rent-to-rent stores.

Critical Accounting Policies

Revenue Recognition

Rental revenues are recognized in the month they are due on the accrual basis of accounting.  For internal management reporting purposes, rental revenues from the sales and lease ownership division are recognized as revenue in the month the cash is collected.  On a monthly basis, we record an accrual for rental revenues due but not yet received, net of allowances, and a deferral of revenue for rental payments received prior to the month due.  Our revenue recognition accounting policy matches the rental revenue with the corresponding costs, mainly depreciation, associated with the rental merchandise.  At the years ended December 31, 2004 and 2003 we had a revenue deferral representing cash collected in advance of being due or otherwise earned totaling approximately $15.9 million and $12.4 million, and an accrued revenue receivable net of allowance for doubtful accounts based on historical collection rates of approximately $4.1 million and $3.0 million, respectively.  Revenues from the sale of merchandise to franchisees are recognized at the time of receipt by the franchisee and revenues from such sales to other customers are recognized at the time of shipment.

Rental Merchandise

Our sales and lease ownership division depreciates merchandise over the agreement period, generally 12 to 24 months when rented, and 36 months when not rented, to 0% salvage value.  Our rent-to-rent division depreciates merchandise over its estimated useful life, which ranges from six months to 60 months, net of salvage value, which ranges from 0% to 60%.  Sales and lease ownership merchandise is generally depreciated at a faster rate than our rent-to-rent merchandise.  As sales and lease ownership revenues continue to comprise an increasing percentage of total revenues, we expect rental merchandise depreciation to increase at a correspondingly faster rate.

Our policies require weekly rental merchandise counts by store managers and write-offs for unsalable, damaged, or missing merchandise inventories.  Full physical inventories are generally taken at our fulfillment and manufacturing facilities on a quarterly basis with appropriate provisions made for missing, damaged and unsalable merchandise.  In addition, we monitor rental merchandise levels and mix by division, store and fulfillment center, as well as the average age of merchandise on hand.  If unsalable rental merchandise cannot be returned to vendors, its carrying value is adjusted to net realizable value or written off.  All rental merchandise is available for rental and sale.

Effective September 30, 2004 we began recording rental merchandise carrying value adjustments on the allowance method, which estimates the merchandise losses incurred but not yet identified by management as of the end of the accounting period.  Previously, we accounted for merchandise inventory adjustments using the direct write-off method, which recognized merchandise losses only after they were specifically identified.  This adoption of the allowance method had the effect of increasing expenses in the third quarter of 2004 for a one-time adjustment of approximately $2.5 million to establish a rental merchandise allowance reserve on our balance sheet.  We expect rental merchandise adjustments in the future under this new method to be materially consistent with the prior years’ adjustments under the direct write-off method.  Rental merchandise adjustments including the effect of the establishment of the reserve mentioned above, totaled approximately $18.0 million, $11.9 million, and $10.1 million during the years ended December 31, 2004, 2003, and 2002, respectively.

Leases and Closed Store Reserves

The majority of our Company-owned stores are operated from leased facilities under operating lease agreements.  The substantial majority of these leases are for periods that do not exceed five years.  Leasehold improvements related to these leases are generally amortized over periods which do not exceed the lesser of the lease term or five years.  While a majority of our leases do not require escalating payments, for the leases which do contain such provisions we record the related lease expense on a straight-line basis over the lease term.  Finally, a general matter of policy, we do not obtain significant amounts of lease incentives or allowances from landlords.  The total amount received in 2004, 2003 and 2002 totaled approximately $1.3 million, $650,000, and $400,000, respectively.  Such amounts are recognized ratably over the lease term.

From time to time, we close or consolidate retail stores.  We record an estimate of the future obligation related to closed stores based upon the present value of the future lease payments and related commitments, net of estimated sublease income which we base upon historical experience.  At each of the years ended December 31, 2004 and 2003, our reserve for closed stores was $2.2 million.  If our estimates related to sublease income are not correct, our actual liability may be more or less than the liability recorded at December 31, 2004.

Insurance Programs

Aaron Rents maintains insurance contracts to fund workers compensation and group health insurance claims. Using actuarial analysis and projections, we estimate the liabilities associated with open and incurred but not reported workers compensation claims. This analysis is based upon an assessment of the likely outcome or historical experience, net of any stop loss or other supplementary coverages.  We also calculate the projected outstanding plan liability for our group health insurance program. Effective September 30, 2004 we revised certain estimates related to our accrual for group health self-insurance based on our experience that the time periods between our liability for a claim being incurred and the claim being reported had declined and favorable claims experience which resulted in a reduction in expenses of $1.4 million for the nine month period ended September 30, 2004.  Our liability for workers compensation insurance claims and group health insurance was approximately $3.2 million and $3.8 million at the years ended December 31, 2004 and 2003, respectively.

If we resolve existing workers compensation claims for amounts that are in excess of our current estimates and within policy stop loss limits, we will be required to pay additional amounts beyond those accrued at December 31, 2004.  Additionally, if the actual group health insurance liability exceeds our projections, we will be required to pay additional amounts beyond those accrued at December 31, 2004.

The assumptions and conditions described above reflect management’s best assumptions and estimates, but these items involve inherent uncertainties as described above, which may or may not be controllable by management.  As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods.

Same Store Revenues

We refer to changes in same store revenues as a key performance indicator.  For the year ended December 31, 2004 we calculated this amount by comparing revenues as of December 31, 2004 and 2003 for all stores open for the entire 24-month period ended December 31, 2004, excluding stores that received rental agreements from other closed or merged stores.  For the year ended December 31, 2003 we calculated this amount by comparing revenues as of December 31, 2003 and 2002 for all stores open for the entire 24-month period ended December 31, 2003, excluding stores that received rental agreements from other closed or merged stores.

Results of Operations

Year Ended December 31, 2004 Versus Year Ended December 31, 2003

The following table shows key selected financial data for the years ended December 31, 2004 and 2003, and the changes in dollars and as a percentage to 2004 from 2003.

	Year Ended December 31,		Increase / (Decrease) in Dollars to 2004	% Increase / (Decrease) to 2004 from
(In Thousands)	2004	2003	from 2003	2003
REVENUES:
Rentals and Fees	$694,293	$553,773	$140,520	25.4%
Retail Sales	56,259	68,786	(12,527)	(18.2)
Non-Retail Sales	160,774	120,355	40,419	33.6
Other	35,154	23,883	11,271	47.2
	946,480	766,797	179,683	23.4
COSTS AND EXPENSES:
Retail Cost of Sales	39,380	50,913	(11,533)	(22.7)
Non-Retail Cost of Sales	149,207	111,714	37,493	33.6
Operating Expenses	414,518	344,884	69,634	20.2
Depreciation of Rental Merchandise	253,456	195,661	57,795	29.5
Interest	5,413	5,782	(369)	(6.4)
	861,974	708,954	153,020	21.6

EARNINGS BEFORE INCOME TAXES	84,506	57,843	26,663	46.1

INCOME TAXES	31,890	21,417	10,473	48.9

NET EARNINGS	$52,616	$36,426	$16,190	44.4%

Revenues

The 23.4% increase in total revenues in 2004 from 2003 is primarily attributable to continued growth in our sales and lease ownership division, from both the opening and acquisition of new Company-operated stores and improvement in same store revenues.  Revenues for our sales and lease ownership division increased $174.6 million to $831.1 million in 2004 compared with $656.5 million in 2003, a 26.6% increase.  This increase was attributable to an 11.6% increase in same store revenues and the addition of 204 Company-operated stores since the beginning of 2003.

The 25.4% increase in rentals and fees revenues was attributable to a $139.8 million increase from our sales and lease ownership division related to the growth in same store revenues and the increase in the number of stores described above.  Rental revenues in our rent-to-rent division increased by $0.7 million to $76.0 million in 2004 from $75.3 million in 2003.

Revenues from retail sales fell 18.2% due to a decline of $11.6 million in our sales and lease ownership division which reflects a decreased focus on retail sales in certain stores and the impact of the introduction of an alternative shorter-term lease, which we believe replaced many retail sales.

The 33.6% increase in non-retail sales in 2004 reflects the significant growth of our franchise operations.

The 47.2% increase in other revenues is primarily attributable to recognition of a $5.5 million pre-tax gain on the sale of our holdings of Rainbow Rentals common stock in connection with that company’s merger with Rent-A-Center, Inc., and franchise fees, royalty income, and other related revenues from our franchise operations increasing $5.8 million, or 29.8%, to $25.1 million in 2004 compared with $19.3 million for 2003.  Of this increase, royalty income from franchisees increased $3.8 million to $17.8 million in 2004 compared to $14.0 million in 2003, with increased franchise and financing fee revenues comprising the majority of the remainder.  This franchisee-related revenue growth reflects the net addition of 125 franchised stores since the beginning of 2003 and improving operating revenues at maturing franchised stores.

Cost of Sales

The 22.7% decrease in retail cost of sales is primarily a result of a decrease in retail sales in our sales and lease ownership division, for the same reasons discussed under retail sales revenue above.  Retail cost of sales as a percentage of retail sales decreased to 70.0% in 2004 from 74.0% in 2003 due to the 2004 discontinuation of certain low-margin retail sales.

Cost of sales from non-retail sales increased 33.6%, primarily due to the growth of our franchise operations as described above, corresponding to the similar increase in non-retail sales.  As a percentage of non-retail sales, non-retail cost of sales remained steady at 92.8% in both 2004 and 2003.

Expenses

The 20.2% increase in 2004 operating expenses was due primarily to the growth of our sales and lease ownership division described above.  As a percentage of total revenues, operating expenses improved to 43.8% for 2004 from

45.0% for 2003, with the decrease driven by the maturing of new Company-operated sales and lease ownership stores added over the past several years and an 11.6% increase in same store revenues.

As explained in our discussion of critical accounting policies above, effective September 30, 2004 we began recording rental merchandise carrying value adjustments on the allowance method rather than the direct write-off method.  In connection with this change of methods, we recorded a one-time adjustment of approximately $2.5 million to establish a rental merchandise allowance reserve.  We expect rental merchandise adjustments in the future under this new method to be materially consistent with adjustments under the former method.  Also as discussed above, the revision of certain estimates related to our accrual for group health self-insurance resulted in a reduction in expenses of $1.4 million in 2004, partially offsetting the merchandise allowance reserve expense.

The 29.5% increase in depreciation of rental merchandise was driven by the growth of our sales and lease ownership division described above.  As a percentage of total rentals and fees, depreciation of rental merchandise increased slightly to 36.5% in 2004 from 35.3% in 2003.  The increase as a percentage of rentals and fees reflects increased depreciation expense as a result of a larger number of short-term leases in 2004 as described above under retail sales.

The decrease in interest expense as a percentage of total revenues is primarily due to the growth of our sales and lease ownership division related to increased same-store revenues and store count described above.

The 48.9% increase in income tax expense between years is primarily attributable to a comparable increase in pre-tax income, in addition to a slightly higher effective tax rate of 37.7% in 2004 compared to 37.0% in 2003 arising from higher state income taxes.

Net Earnings

The 44.4% increase in net earnings was primarily due to the maturing of Company-operated sales and lease ownership stores opened and acquired over the past several years, an 11.6% increase in same store revenues, a 29.8% increase in franchise fees, royalty income, and other related franchise income, and the recognition of a $3.4 million after-tax gain on the sale of Rainbow Rentals common stock.  As a percentage of total revenues, net earnings improved to 5.6% in 2004 from 4.8% in 2003.

Year Ended December 31, 2003 Versus Year Ended
December 31, 2002

The following table shows key selected financial data for the years ended December 31, 2003 and 2002, and the changes in dollars and as a percentage to 2003 from 2002.

	Year Ended December 31,		Increase / (Decrease) in Dollars to 2003	% Increase / (Decrease) to 2003 from
(In Thousands)	2003	2002	from 2002	2002
REVENUES:
Rentals and Fees	$553,773	$459,179	$94,594	20.6%
Retail Sales	68,786	72,698	(3,912)	(5.4)
Non-Retail Sales	120,355	88,969	31,386	35.3
Other	23,883	19,842	4,041	20.4
	766,797	640,688	126,109	19.7
COSTS AND EXPENSES:
Retail Cost of Sales	50,913	53,856	(2,943)	(5.5)
Non-Retail Cost of Sales	111,714	82,407	29,307	35.6
Operating Expenses	344,884	293,346	51,538	17.6
Depreciation of Rental Merchandise	195,661	162,660	33,001	20.3
Interest	5,782	4,767	1,015	21.3
	708,954	597,036	111,918	18.7

EARNINGS BEFORE INCOME TAXES	57,843	43,652	14,191	32.5

INCOME TAXES	21,417	16,212	5,205	32.1

NET EARNINGS	$36,426	$27,440	$8,986	32.7%

Revenues

The 19.7% increase in total revenues in 2003 from 2002 is primarily attributable to continued growth in our sales and lease ownership division, from both the opening and acquisition of new Company-operated stores and improvement in same store revenues.  Revenues for our sales and lease ownership division increased $137.5 million to $656.5 million in 2003 compared with $519.0 million in 2002, a 26.5% increase.  This increase was attributable to a 10.1% increase in same store revenues and the addition of 136 Company-operated stores since the beginning of 2002. Total revenues were impacted by a decrease in rent-to-rent division revenues, which decreased $11.4 million to $110.3 million in 2003 from $121.7 million in 2002, a 9.3% decrease, due primarily to a decline in same store revenues as well as a net reduction of 15 stores since the beginning of 2002.

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

The increase in interest expense as a percentage of total revenues was primarily due to a higher long-term average debt balance during 2003 arising from the Company’s August 2002 private debt placement.

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

Balance Sheet

Cash.  In prior balance sheet and statement of cash flow presentations, checks outstanding were classified as a reduction to cash.  Since the financial institutions with checks outstanding and those with deposits on hand did not and do not have legal right of offset, we have reclassified checks outstanding in certain zero balance bank accounts to accounts payable at December 31, 2004 and for all consolidated balance sheets and consolidated statements of cash flows presented.  This reclassification has the effect of increasing both cash and accounts payable and accrued expenses by $4.6 million, $3.8 million, and $6.7 million for the years ended December 31, 2003, 2002, and 2001, respectively.

Rental Merchandise.  The increase of $82.6 million in rental merchandise, net of accumulated depreciation, to $425.6 million from $343.0 million at December 31, 2004 and 2003, respectively, is primarily the result of a net increase of 116 Company-operated sales and lease ownership stores and 2 fulfillment centers since December 31, 2003.

Prepaid Expenses and Other Assets.  The increase of $23.9 million in prepaid expenses and other assets, to $50.1 million from $26.2 million at December 31, 2004 and 2003, respectively, is primarily the result of recording an income tax receivable of $20.0 million in connection with calculating the Company’s 2004 provision for income taxes.

Goodwill and Other Intangibles.  The increase of $19.4 million, to $74.9 million from $55.5 million on December 31, 2004 and 2003, respectively, is the result of a series of acquisitions of sales and lease ownership businesses, net of amortization of certain finite-life intangible assets.  The aggregate purchase price for these asset acquisitions in 2004 totaled approximately $38.5 million, and the principal tangible assets acquired consisted of rental merchandise and certain fixtures and equipment.

Deferred Income Taxes Payable.  The increase of $39.9 million in deferred income taxes payable at December 31, 2004 from December 31, 2003 is primarily the result of March 2002 tax law changes, effective September 2001, that allow additional accelerated depreciation of rental merchandise for tax purposes.  Additional tax law changes effective May 2003 increased the allowable acceleration and extended the life of the March 2002 changes to December 31, 2004.

Credit Facilities.  The $37.1 million increase in the amounts we owe under our credit facilities to $116.7 million from $79.6 million on December 31, 2004 and 2003, respectively, reflects net borrowings under our revolving credit facility during 2004 primarily to fund purchases of rental merchandise, acquisitions, and working capital.  Also contributing to the increase is a new capital lease with a related party with an outstanding balance of $6.7 million as of December 31, 2004.

Liquidity and Capital Resources

General

Cash flows from operating activities for the years ended December 31, 2004 and 2003 were $34.7 million and $68.5 million, respectively.  Our cash flows include profits on the sale of rental return merchandise.  Our primary capital requirements consist of buying rental merchandise for both Company-operated sales and lease ownership and rent-to-rent stores.  In 2005, we anticipate that we will make cash payments for income taxes approximating $58 million.  As Aaron Rents continues to grow, the need for additional rental merchandise will continue to be our major capital requirement.  These capital requirements historically have been financed through:

•                  cash flow from operations

•                  bank credit

•                  trade credit with vendors

•                  proceeds from the sale of rental return merchandise

•                  private debt

•                  stock offerings

At December 31, 2004, $45.5 million was outstanding under our revolving credit agreement.  The increase in borrowings is primarily attributable to cash invested in new store growth throughout 2004.  Our revolving credit agreement provides for maximum borrowings of $87 million and expires on May 28, 2007.  We also have $50 million in aggregate principal amount of 6.88% senior unsecured notes due August 2009 currently outstanding, principal repayments for which are first required in 2005.  From time to time, we use interest rate swap agreements as part of our overall long-term financing program.

Our revolving credit agreement and, senior unsecured notes, and the construction and lease facility and franchisee loan program discussed below, contain financial covenants which, among other things, forbid us from exceeding certain debt to equity levels and require us to maintain minimum fixed charge coverage ratios.  If we fail to comply with these covenants, we will be in default under these commitments, and all amounts would become due immediately.  We were in compliance with all of these covenants at December 31, 2004.

We purchase our common shares in the market from time to time as authorized by our Board of Directors.  As of December 31, 2004, our Board of Directors has authorized us to purchase up to an additional 2,670,502 common shares.

At our annual shareholders meeting in May 2003, our shareholders authorized an increase in the authorized number of shares of Common Stock by 25 million shares for a total of 50 million shares.  The purpose of increasing the number of shares of authorized Common Stock was to give the Company greater flexibility in connection with its capital structure, possible future financing requirements, potential acquisitions, employee compensation, and other corporate matters, including stock splits like the 3-for-2 splits described below.

We have a consistent history of paying dividends, having paid dividends for 18 consecutive years.  A $.013 per share dividend on Common Stock and Class A Common Stock was paid in January 2004 and July 2004.  In addition, in July 2004 our Board of Directors declared a 3-for-2 stock split, effected in the form of a 50% stock dividend, which was distributed to shareholders in August 2004.  In August 2004 the Board of Directors also announced an increase in the frequency of cash dividends from semi-annual to quarterly basis.  The first quarterly payment of $.013 per share on both Common Stock and Class A Common Stock was distributed in October 2004 for a total fiscal year cash outlay of $2,042,000.  A $.009 per share dividend on Common Stock and Class A Common Stock was paid in January 2003 and July 2003 for a total fiscal year cash outlay of $924,000 after giving effect to a 3-for-2 stock split, effected in the form of a 50% stock dividend distributed to shareholders in August 2003.  Subject to sufficient operating profits, future capital needs, and other contingencies, we currently expect to continue our policy of paying dividends.

We believe that our expected cash flows from operations, existing credit facilities, vendor credit, and proceeds from the sale of rental return merchandise will be sufficient to fund our capital and liquidity needs for at least the next 24 months.

Commitments

Construction and Lease Facility.  On October 31, 2001, we renewed our $25 million construction and lease facility. From 1996 to 1999, we arranged for a bank holding company to purchase or construct properties identified by us pursuant to this facility, and we subsequently leased these properties from the bank holding company under operating lease agreements.  The total amount advanced and outstanding under this facility at December 31, 2004 was approximately $24.9 million.  Since the resulting leases are accounted for as operating leases, we do not record any debt obligation on our balance sheet.  This construction and lease facility expires in 2006.  Lease payments fluctuate based upon current interest rates and are generally based upon LIBOR plus 1.1%.  The lease facility contains residual value guarantee and default guarantee provisions that would require us to make payments to the lessor if the underlying properties are worth less at termination of the facility than agreed upon values in the agreement.  Although we believe the likelihood of funding to be remote, the maximum guarantee obligation under the residual value and default guarantee provisions upon termination are approximately $21.1 million and $24.9 million, respectively, at December 31, 2004.

Leases.  We lease warehouse and retail store space for substantially all of our operations under operating leases expiring at various times through 2019.  Most of the leases contain renewal options for additional periods ranging from one to 15 years or provide for options to purchase the related property at predetermined purchase prices that do not represent bargain purchase options.  We also lease transportation and computer equipment under operating leases expiring during the next five years.  We expect that most leases will be renewed or replaced by other leases in the normal course of business.  Approximate future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2004 including leases under our construction and lease facility described above are as follows: $50,676,000 in 2005; $40,605,000 in 2006; $29,878,000 in 2007; $19,479,000 in 2008; $11,590,000 in 2009; and $23,549,000 thereafter.

We have 24 capital leases, 23 of which are with limited liability companies (“LLC’s”) whose owners include certain Aaron Rents’ executive officers and controlling shareholder.  Eleven of these related party leases relate to properties purchased from Aaron Rents in October and November 2004 by one of the LLC’s for a total purchase price of approximately $6.8 million.  This LLC is leasing back these properties to Aaron Rents for a 15-year term, with a five-year renewal at the Company’s option, at an aggregate annual rental of approximately $883,000.  Another eleven of these related party leases relate to properties purchased from Aaron Rents in December 2002 by one of the LLC’s for a total purchase price of approximately $5 million.  This LLC is leasing back these properties to Aaron Rents for a 15-year term at an aggregate annual rental of approximately $702,000.  The other related party capital lease relates to a property sold by Aaron Rents to a second LLC for $6.3 million in April 2002 and leased back to Aaron Rents for a 15-year term at an annual rental of approximately $681,000.  See Note D to the Consolidated Financial Statements.  None of the sale transactions resulted in any gain or loss in our financial statements, and we did not change the basis of the assets subject to the leases.  These transactions were accounted for as financings.

Franchise Guaranty.  We have guaranteed the borrowings of certain independent franchisees under a franchise loan program with several banks.  In the event these franchisees are unable to meet their debt service payments or otherwise experience an event of default, we would be unconditionally liable for a portion of the outstanding balance of the franchisee’s debt obligations, which would be due in full within 90 days of the event of default.  At December 31, 2004, the portion that we might be obligated to repay in the event our franchisees defaulted was approximately $99.7 million.  However, due to franchisee borrowing limits, we believe any losses associated with any defaults would be mitigated through recovery of rental merchandise and other assets.  Since its inception, we have had no losses associated with the franchisee loan and guaranty program

We have no long-term commitments to purchase merchandise.  See Note F to the Consolidated Financial Statements for further information.  The following table shows our approximate contractual obligations and commitments to make future payments as of December 31, 2004:

(In Thousands)	Total	Period Less Than 1 Year	Period 2-3 Years	Period 4-5 Years	Period Over 5 Years

Credit Facilities, Excluding Capital Leases	$98,862	$10,004	$65,537	$20,011	$3,310
Capital Leases	17,793	587	1,397	1,908	13,901
Operating Leases	175,777	50,676	70,483	31,069	23,549
Total Contractual Cash Obligations	$292,432	$61,267	$137,417	$52,988	$40,760

The following table shows the Company’s approximate commercial commitments as of December 31, 2004:

(In Thousands)	Total Amounts Committed	Period Less Than 1 Year	Period 2-3 Years	Period 4-5 Years	Period Over 5 Years

Guaranteed Borrowings of Franchisees	$99,706	$99,706	$	$	$
Residual Value Guarantee Under Operating Leases	21,149		21,149
Total Commercial Commitments	$120,855	$99,706	$21,149	$	$

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

Income Taxes.  Within the next twelve months, we anticipate that we will make cash payments for income taxes approximating $58 million.

Market Risk

We manage our exposure to changes in short-term interest rates, particularly to reduce the impact on our variable payment construction and lease facility and floating-rate borrowings, by entering into interest rate swap agreements. These swap agreements involve the receipt of amounts by us when floating rates exceed the fixed rates and the payment of amounts by us to the counterparties when fixed rates exceed the floating rates in the agreements over their term. We accrue the differential we may pay or receive as interest rates change, and recognize it as an adjustment to the floating rate interest expense related to our debt.  The counterparties to these contracts are high credit quality commercial banks, which we believe largely minimizes the risk of counterparty default.

At December 31, 2004 we had swap agreements with total notional principal amounts of $20 million that effectively fixed the interest rates on obligations in the notional amount of $20 million of debt under our variable payment construction and lease facility at an average rate of 7.5% until June 2005.  Since August 2002 fixed rate swap agreements in the notional amount of $32 million were not being utilized as a hedge of variable obligations, and accordingly, changes in the valuation of such swap agreements were recorded directly to earnings.  These swaps expired during 2003.  The fair value of interest rate swap agreements was a liability of approximately $0.3 million at December 31, 2004.  A 1% adverse change in interest rates on variable rate obligations would not have a material adverse impact on the future earnings and cash flows of the Company.

We do not use any market risk sensitive instruments to hedge commodity, foreign currency, or risks other than interest rate risk, and hold no market risk sensitive instruments for trading or speculative purposes.

Recent Accounting Pronouncements

In June 2002 the Financial Accounting Standards Board (FASB) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146) which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).  SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred as opposed to the date of an entity’s commitment to an exit plan.  SFAS No. 146 also establishes fair value as the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.  Adoption of SFAS No. 146 did not have a material effect on the Company’s consolidated financial statements.

In November 2002 the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45).  FIN 45 requires an entity to disclose in its interim and annual financial statements information with respect to its obligations under certain guarantees that it has issued.  It also requires an entity to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.  The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002.  These disclosures are presented in Note F to the Consolidated Financial Statements.  The initial recognition and measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002.  The adoption of the recognition provisions of FIN 45 had no significant effect on the consolidated financial statements.

In January 2003 the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46).  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003.  The Company has not entered into transactions with, created, or acquired significant potential variable interest entities subsequent to that date.  For interests in variable interest entities arising prior to February 1, 2003, the Company must apply the provisions of FIN 46 as of December 31, 2003.  The Company has concluded that certain independent franchisees, as discussed in Note I to the Consolidated Financial Statements, are not subject to the interpretation, and are therefore not included in the Company’s consolidated financial statements.  In addition, as discussed in Note D to the Consolidated Financial Statements, the Company has certain capital leases with partnerships controlled by related parties of the Company.  The Company has concluded that these partnerships are not variable interest entities. The Company has concluded that the accounting and reporting of its construction and lease facility (see Note F to the Consolidated Financial Statements) are not subject to the provisions of FIN 46 since the lessor is not a variable interest entity, as defined by FIN 46.

In January 2003 the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (EITF 02-16). EITF 02-16 addresses accounting and reporting issues related to how a reseller should account for cash consideration received from vendors.  Generally, cash consideration received from vendors is presumed to be a reduction of the prices of the vendor’s products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer’s income statement.  However, under certain circumstances this presumption may be overcome and recognition as revenue or as a reduction of other costs in the income statement may be appropriate.  The Company does receive cash consideration from vendors subject to the provisions of EITF 02-16.  EITF 02-16 is effective for fiscal periods beginning after December 15, 2002. The Company adopted EITF 02-16 as of January 1, 2003.  Such adoption did not have a material effect on the Company’s consolidated financial statements since substantially all cooperative advertising consideration received from vendors represents a reimbursement of specific, identifiable, and incremental costs incurred in selling those vendors’ products.

In November 2004 the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs - An Amendment of ARB No. 43, Chapter 4 (SFAS 151).  SFAS 151 amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges.  In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.  SFAS 151 is effective for the Company beginning January 1, 2006, though early application is permitted.  Management is currently assessing the impact of SFAS 151, but does not expect the impact to be material.

In December 2004 the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-based Payment (SFAS 123R).  SFAS 123R amends SFAS 123 to require adoption of the fair-value method of accounting for employee stock options effective June 30, 2005.  The transition guidance in SFAS 123R specifies that compensation expense for options granted prior to the effective date be recognized over the remaining vesting period of those options, and that compensation expense for options granted subsequent to the effective date be recognized over the vesting period of those options.  We anticipate recognizing compensation expense of $1.7 million, $2.6 million, and $1.0 million for the years ended December 31, 2005, 2006, and 2007, respectively, in connection with stock option grants made prior to December 31, 2004.

Forward Looking Statements

Certain written and oral statements made by our Company may constitute “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995, including statements made in this report and other filings with the Securities and Exchange Commission. All statements which address operating performance, events, or developments that we expect or anticipate will occur in the future—including growth in store openings and franchises awarded, market share, and statements expressing general optimism about future operating results— are forward-looking statements.  Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially.  The Company undertakes no obligation to publicly update or revise any forward-looking statements.  For a discussion of such risks and uncertainties, see “Certain Factors Affecting Forward-Looking Statements” in Item I of this Report on Form 10-K.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AARON RENTS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
	(In Thousands, Except Share Data)
ASSETS:
Cash	$5,865	$4,687
Accounts Receivable (net of allowances of $1,963 in 2004 and $1,718 in 2003)	32,736	30,878
Rental Merchandise	639,192	518,741
Less: Accumulated Depreciation	(213,625)	(175,728)
	425,567	343,013
Property, Plant and Equipment, Net	111,118	99,584
Goodwill and Other Intangibles, Net	74,874	55,485
Prepaid Expenses and Other Assets	50,128	26,237

Total Assets	$700,288	$559,884

LIABILITIES & SHAREHOLDERS’ EQUITY:
Accounts Payable and Accrued Expenses	$93,565	$88,446
Dividends Payable	647	655
Deferred Income Taxes Payable	95,173	55,290
Customer Deposits and Advance Payments	19,070	15,737
Credit Facilities	116,655	79,570
Total Liabilities	325,110	239,698

Commitments & Contingencies

Shareholders’ Equity
Common Stock, Par Value $.50 Per Share; Authorized: 50,000,000 Shares; Shares Issued: 44,989,602 and 44,990,212 at December 31, 2004 and 2003, respectively	22,495	22,495
Class A Common Stock, Par Value $.50 Per Share; Authorized: 25,000,000 Shares; Shares Issued: 12,063,856 and 12,063,903 at December 31, 2004 and 2003, respectively	6,032	6,032
Additional Paid-in Capital	91,032	88,305
Retained Earnings	294,077	243,415
Accumulated Other Comprehensive Loss	(539)
	413,097	360,247

Less: Treasury Shares at Cost,
Common Stock, 3,625,230 and 4,223,625 Shares at December 31, 2004 and 2003, respectively	(22,015)	(24,157)
Class A Common Stock, 3,667,623 Shares at December 31, 2004 and 2003	(15,904)	(15,904)
Total Shareholders’ Equity	375,178	320,186

Total Liabilities & Shareholders’ Equity	$700,288	$559,884

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	(In Thousands, Except Per Share)
REVENUES:
Rentals and Fees	$694,293	$553,773	$459,179
Retail Sales	56,259	68,786	72,698
Non-Retail Sales	160,774	120,355	88,969
Other	35,154	23,883	19,842
	946,480	766,797	640,688
COSTS AND EXPENSES:
Retail Cost of Sales	39,380	50,913	53,856
Non-Retail Cost of Sales	149,207	111,714	82,407
Operating Expenses	414,518	344,884	293,346
Depreciation of Rental Merchandise	253,456	195,661	162,660
Interest	5,413	5,782	4,767
	861,974	708,954	597,036

EARNINGS BEFORE INCOME TAXES	84,506	57,843	43,652

INCOME TAXES	31,890	21,417	16,212

NET EARNINGS	$52,616	$36,426	$27,440

EARNINGS PER SHARE	$1.06	$0.74	$0.58

EARNINGS PER SHARE ASSUMING DILUTION	$1.04	$0.73	$0.57

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

							Accumulated Other Comprehensive (Loss) Income
	Treasury Stock		Common Stock		Additional Paid	Retained	Derivatives Designated as	Marketable
(In Thousands, Except Per Share)	Shares	Amount	Common	Class A	in Capital	Earnings	Hedges	Securities
Balance, December 31, 2001	(8,242)	$(41,062)	$9,135	$2,681	$53,846	$197,321	$(1,954)	$
Reacquired Shares	(220)	(1,667)
Stock Offering			863		33,215
Dividends, $.018 per share						(833)
Reissued Shares	265	1,033			441
Net Earnings						27,440
Change in Fair Value of Financial Instruments, Net of Income Taxes of $51							(18)	104
Balance, December 31, 2002	(8,197)	(41,696)	9,998	2,681	87,502	223,928	(1,972)	104
Dividends, $.022 per share						(1,090)
Stock Dividend			4,999	1,340	(54)	(6,340)
Reissued Shares	306	1,635			857
Net Earnings						36,426
Change in Fair Value of Financial Instruments, Net of Income Taxes of $1,209							1,031	837
Balance, December 31, 2003	(7,891)	(40,061)	14,997	4,021	88,305	252,924	(941)	941
Dividends, $.039 Per share						(1,954)
Stock Dividend			7,498	2,011	(80)	(9,509)
Reissued Shares	598	2,142			2,807
Net Earnings						52,616
Change in Fair Value of Financial Instruments, Net of Income Taxes of $119							662	(1,201)
Balance, December 31, 2004	(7,293)	$(37,919)	$22,495	$6,032	$91,032	$294,077	$(279)	$(260)

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	(In Thousands)
OPERATING ACTIVITIES
Net Earnings	$52,616	$36,426	$27,440
Depreciation and Amortization	277,187	215,397	179,040
Additions to Rental Merchandise	(528,255)	(384,429)	(361,180)
Book Value of Rental Merchandise Sold or Disposed	206,589	178,460	150,226
Deferred Income Taxes	39,919	3,496	29,554
Gain on Marketable Securities	(5,481)
Loss (Gain) on Sale of Property, Plant, and Equipment	84	(814)	(573)
Change in Income Taxes Receivable, included in Prepaid Expenses and Other Assets	(20,023)
Change in Accounts Payable and Accrued Expenses	4,118	17,275	(6,590)
Change in Accounts Receivable	(1,858)	(3,905)	(488)
Other Changes, Net	9,842	6,630	(8,757)
Cash Provided by Operating Activities	34,738	68,536	8,672

INVESTING ACTIVITIES
Additions to Property, Plant and Equipment	(37,723)	(37,898)	(42,913)
Contracts and Other Assets Acquired	(38,497)	(44,347)	(14,033)
Proceeds from Sale of Marketable Securities	7,592
Investment in Marketable Securities	(6,436)	(715)	(1,395)
Proceeds from Sale of Property, Plant, and Equipment	4,760	8,025	18,296
Cash Used by Investing Activities	(70,304)	(74,935)	(40,045)

FINANCING ACTIVITIES
Proceeds from Credit Facilities	287,307	86,424	139,542
Repayments on Credit Facilities	(250,222)	(80,119)	(143,990)
Proceeds from Stock Offering			34,078
Dividends Paid	(2,042)	(924)	(798)
Acquisition of Treasury Stock			(1,667)
Issuance of Stock Under Stock Option Plans	1,701	1,789	1,346
Cash Provided by Financing Activities	36,744	7,170	28,511

Increase (Decrease) in Cash	1,178	771	(2,862)
Cash at Beginning of Year	4,687	3,916	6,778
Cash at End of Year	$5,865	$4,687	$3,916

Cash Paid (Received) During the Year:
Interest	$5,361	$6,759	$4,361
Income Taxes	$16,783	$4,987	$(2,151)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Note A: Summary of Significant Accounting Policies

As of December 31, 2004 and 2003, and for the Years Ended December 31, 2004, 2003 and 2002.

Basis of Presentation - The consolidated financial statements include the accounts of Aaron Rents, Inc. and its wholly owned subsidiaries (the Company).  All significant intercompany accounts and transactions have been eliminated.  The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.  Generally, actual experience has been consistent with management’s prior estimates and assumptions.  Management does not believe these estimates or assumptions will change significantly in the future absent unsurfaced or unforeseen events.

On July 12, 2004, the Company announced a 3-for-2 stock split effected in the form of a 50% stock dividend on both Common Stock and Class A Common Stock.  New shares were distributed on August 16, 2004 to shareholders of record as of the close of business on August 2, 2004.  All share and per share information has been restated for all periods presented to reflect this stock dividend.

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

Line of Business - The Company is engaged in the business of renting and selling residential and office furniture, consumer electronics, appliances, computers, and other merchandise throughout the U.S., Puerto Rico, and Canada. The Company manufactures furniture principally for its rent-to-rent and sales and lease ownership operations.

Cash.  In prior balance sheet and statement of cash flow presentations, checks outstanding were classified as a reduction to cash.  Since the financial institutions with checks outstanding and those with deposits on hand did not and do not have legal right of offset, we have reclassified checks outstanding in certain zero balance bank accounts to accounts payable at December 31, 2004 and for all consolidated balance sheets and consolidated statements of cash flows presented.  This reclassification has the effect of increasing both cash and accounts payable and accrued expenses by $4.6 million, $3.8 million, and $6.7 million for the years ended December 31, 2003, 2002, and 2001, respectively.

Certain transactions previously reflected as a reduction of book value of rental merchandise sold or disposed in the accompanying consolidated statements of cash flows for the years ended December 31, 2003 and 2002 are reflected as an addition to rental merchandise for the year ended December 31, 2004. These transactions have been reclassified in the accompanying consolidated statements of cash flows to conform with the current period presentation, resulting in increases in both additions to rental merchandise and book value of rental merchandise sold or disposed of $10.6 million and $9.8 million for the years ended December 31, 2003 and 2002, respectively.

Rental Merchandise consists primarily of residential and office furniture, consumer electronics, appliances, computers, and other merchandise and is recorded at cost.  The sales and lease ownership division depreciates merchandise over the rental agreement period, generally 12 to 24 months when on rent and 36 months when not on rent, to a 0% salvage value. The rent-to-rent division depreciates merchandise over its estimated useful life, which ranges from 6 months to 60 months, net of its salvage value, which ranges from 0% to 60% of historical cost. Our policies require weekly rental merchandise counts by store managers, which include write-offs for unsalable, damaged, or missing merchandise inventories. Full physical inventories are generally taken at our distribution and manufacturing facilities on a quarterly basis, and appropriate provisions are made for missing, damaged and unsalable merchandise.  In addition, we monitor rental merchandise levels and mix by division, store, and fulfillment center, as well as the average age of merchandise on hand.  If unsalable rental merchandise cannot be returned to vendors, it is adjusted to its net realizable value or written off.

All rental merchandise is available for rental or sale. On a monthly basis, we write off damaged, lost or unsalable merchandise as identified. Effective September 30, 2004 we began recording rental merchandise adjustments on the allowance method.  In connection with the adoption of this method, we recorded a one-time adjustment of approximately $2.5 million to set up a rental merchandise allowance reserve.  We expect rental merchandise adjustments in the future under this new method to be materially consistent with the prior year’s adjustments under the direct-write off method.  Inventory write-offs, including the effect of the establishment of the reserve mentioned above, totaled approximately $18.0 million, $11.9 million, and $10.1 million during the years ended December 31, 2004, 2003, and 2002, respectively, and are included in operating expenses in the accompanying consolidated statements of earnings.

Property, Plant and Equipment are recorded at cost.  Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the respective assets, which are from 8 to 40 years for buildings and improvements and from 1 to 5 years for other depreciable property and equipment.  Gains and losses related to dispositions and retirements are recognized as incurred.  Maintenance and repairs are also expensed as incurred; renewals and betterments are capitalized.  Depreciation expense, included in operating expenses in the accompanying consolidated statements of earnings, for plant, property, and equipment approximated $22.2 million, $19.2 million, and $16.4 million during the years ended December 31, 2004, 2003, and 2002, respectively.

Goodwill and Other Intangibles - Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis effective beginning in 2002.  When the fair value is less than the related carrying value, entities are required to reduce the carrying value of goodwill.  The approach to evaluating the recoverability of goodwill as outlined in SFAS No. 142 requires the use of valuation techniques using estimates and assumptions about projected future operating results and other variables.  The Company has elected to perform this annual evaluation on September 30.  More frequent evaluations will be completed if indicators of impairment become evident.  The impairment only approach required by SFAS No. 142 may have the effect of increasing the volatility of the Company’s earnings if goodwill impairment occurs at a future date.  Other Intangibles represent the value of customer relationships acquired in connection with business acquisitions, recorded at fair value as determined by the Company.  As of December 31, 2004 and 2003 the net intangibles other than goodwill was $1.9 and $2.2 million, respectively.  These intangibles are amortized on a straight-line basis over a two-year useful life.  Amortization expense on intangibles, included in operating expenses in the accompanying consolidated statements of earnings, was $1.6 million and $0.5 million during the years ended December 31, 2004 and 2003, respectively.  No amortization expense on intangibles was recognized in the year ended December 31, 2002.  Substantially all of the Company’s goodwill and other intangibles relate to the Sales and Lease Ownership segment and are expected to be fully deductible for U.S. Federal income tax purposes.

Impairment - The Company assesses its long-lived assets other than goodwill for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable.  To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining life of such assets.  If these projected cash flows were less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings.  Impairment losses, if any, are measured based upon the difference between the carrying amount and the fair value of the assets.

Investments in Marketable Securities - The Company holds certain marketable equity securities and has designated these securities as available-for-sale.  The fair value of these securities was approximately $6.0 million and $3.6 million as of December 31, 2004 and 2003, respectively.  These amounts are included in prepaid expenses and other assets in the accompanying consolidated balance sheets.  The Company did not sell any of its investments in marketable securities during the three-year period ended December 31, 2003.  In May of 2004 the Company sold its holdings in Rainbow Rentals, Inc. with a cost basis of approximately $2.1 million for cash proceeds of approximately $7.6 million in connection with Rent-A-Center Inc.’s acquisition of Rainbow Rentals.  The Company recognized an after-tax gain of $3.4 million on this transaction.  In connection with this gain recognition, $3.4 million was transferred from unrealized gains within accumulated other comprehensive income to net income on the accompanying consolidated statement of earnings for the year ended December 31, 2004.

Deferred Income Taxes are provided for temporary differences between the amounts of assets and liabilities for financial and tax reporting purposes.  Such temporary differences arise principally from the use of accelerated depreciation methods on rental merchandise for tax purposes.

Fair Value of Financial Instruments - The carrying amounts reflected in the consolidated balance sheets for cash, accounts receivable, bank and other debt approximate their respective fair values.  The fair value of the liability for interest rate swap agreements, included in accounts payable and accrued expenses in the accompanying consolidated balance sheets, was approximately $346,000 and $1,369,000 at December 31, 2004 and 2003, respectively, based upon quotes from financial institutions.  At December 31, 2004 and 2003 the carrying amount for variable rate debt approximates fair market value since the interest rates on these instruments are reset periodically to current market rates.

At December 31, 2004 and 2003 the fair market value of fixed rate long-term debt was approximately $51.4 million and $52.9 million, respectively, based on quoted prices for similar instruments.

Revenue Recognition - Rental revenues are recognized as revenue in the month they are due.  Rental payments received prior to the month due are recorded as deferred rental revenue.  Until all payments are received under sales and lease ownership agreements, the Company maintains ownership of the rental merchandise.  Revenues from the sale of merchandise to franchisees are recognized at the time of receipt by the franchisee, and revenues from such sales to other customers are recognized at the time of shipment, at which time title and risk of ownership are transferred to the customer.  Please refer to Note I for discussion of recognition of other franchise related revenues.

Cost of Sales includes the net book value of merchandise sold, primarily using specific identification in the sales and lease ownership division and first-in, first-out in the rent-to-rent division.  It is not practicable to allocate operating expenses between selling and rental operations.

Shipping and Handling Costs are classified as operating expenses in the accompanying consolidated statements of earnings and totaled approximately $31.1 million in 2004, $24.9 million in 2003, and $20.6 million in 2002.

Advertising - The Company expenses advertising costs as incurred.  Such costs aggregated approximately $22.4 million in 2004, $18.7 million in 2003, and $15.4 million in 2002.

Stock Based Compensation - The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations in accounting for its employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS 123).  The Company grants stock options for a fixed number of shares to employees primarily with an exercise price equal to the fair value of the shares at the date of grant and, accordingly, recognizes no compensation expense for these stock option grants.  The Company also grants stock options for a fixed number of shares to certain key executives with an exercise price below the fair value of the shares at the date of grant (“Key Executive grants”).  Compensation expense for Key Executive grants is recognized over the three-year vesting period of the options for the difference between the exercise price and the fair value of a share of Common Stock on the date of grant times the number of options granted.  Income tax benefits resulting from stock option exercises credited to additional paid-in capital totaled approximately $3,248,000, $703,000, and $341,000 in 2004, 2003, and 2002, respectively.

For purposes of pro forma disclosures under SFAS No. 123 as amended by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options’ vesting period.  The following table illustrates the effect on net earnings and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(In Thousands, Except Per Share)	2004	2003	2002
Net Earnings before effect of Key Executive grants	$52,854	$36,426	$27,440
Expense effect of Key Executive grants recognized	(238)
Net earnings as reported	52,616	36,426	27,440
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,687)	(1,345)	(1,165)
Pro forma net earnings	$50,929	$35,081	$26,275
Earnings per share:
Basic - as reported	$1.06	$.74	$.58
Basic - pro forma	$1.03	$.71	$.56
Diluted - as reported	$1.04	$.73	$.57
Diluted - pro forma	$1.01	$.70	$.55

Closed Store Reserves - From time to time the Company closes under-performing stores.  The charges related to the closing of these stores primarily consist of reserving the net present value of future minimum payments under the stores’ real estate leases.  As of both December 31, 2004 and 2003, accounts payable and accrued expenses in the accompanying consolidated balance sheets included approximately $2.2 million for closed store expenses.

Insurance Reserves - Estimated insurance reserves are accrued primarily for group health and workers compensation benefits provided to the Company’s employees.  Estimates for these insurance reserves are made based on actual reported but unpaid claims and actuarial analyses of the projected claims run off for both reported and incurred but not reported claims.  Effective on September 30, 2004, we revised certain estimates related to our accrual for group health self-insurance based on our experience that the time periods between our liability for a claim being incurred and the claim being reported had declined and favorable claims experience which resulted in a reduction in expenses of $1.4 million in 2004.  The group health self-insurance liability and expense are included in accounts payable and accrued expenses and in operating expenses in the accompanying consolidated balance sheets and statements of earnings, respectively.

Derivative Instruments and Hedging Activities - From time to time, the Company uses interest rate swap agreements to synthetically manage the interest rate characteristics of a portion of its outstanding debt and to limit the Company’s exposure to rising interest rates.  The Company designates at inception that interest rate swap agreements hedge risks associated with future variable interest payments and monitors each swap agreement to determine if it remains an effective hedge.  The effectiveness of the derivative as a hedge is based on a high correlation between changes in the value of the underlying hedged item and the derivative instrument.  The Company records amounts to be received or paid as a result of interest swap agreements as an adjustment to interest expense.  Generally, the Company’s interest rate swaps are designated as cash flow hedges.  In the event of early termination or redesignation of interest rate swap agreements, any resulting gain or loss would be deferred and amortized as an adjustment to interest expense of the related debt instrument over the remaining term of the original contract life of the agreement.  In the event of early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the associated swap would be recognized in income or expense at the time of extinguishment.  There was no net income effect related to swap ineffectiveness in 2004.  For the year ended December 31, 2003, the Company’s net income included an after-tax benefit of approximately $170,000 related to swap ineffectiveness.  The Company does not enter into derivatives for speculative or trading purposes.  The fair value of the swaps as of December 31, 2004 and 2003 of $0.3 million and $1.4 million, respectively, are included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

Comprehensive Income totaled approximately $52.1 million, $38.3 million, and $27.5 million, for the years ended December 31, 2004, 2003 and 2002, respectively.

New Accounting Pronouncements - In November 2002 the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45).  FIN 45 requires an entity to disclose in its interim and annual financial statements information with respect to its obligations under certain guarantees that it has issued.  It also requires an entity to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.  The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002.  These disclosures are presented in Note F.  The initial recognition and measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002.  The adoption of the recognition provisions of FIN 45 had no significant effect on the consolidated financial statements.

In January 2003 the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46).  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003.  The Company has not entered into transactions with, created, or acquired significant potential variable interest entities subsequent to that date.  For interests in variable interest entities arising prior to February 1, 2003, the Company must apply the provisions of FIN 46 as of December 31, 2003.  The Company has concluded that certain independent franchisees, as discussed in Note I, are not subject to the interpretation, and are therefore not included in the Company’s consolidated financial statements.  In addition, as discussed in Note D, the Company has certain capital leases with limited liability companies controlled by related parties of the Company.  The Company has concluded that these limited liability companies are not variable interest entities.  The Company has concluded that the accounting and reporting of its construction and lease facility (see Note F) are not subject to the provisions of FIN 46 since the lessor is not a variable interest entity, as defined by FIN 46.

In January 2003 the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (EITF 02-16).  EITF 02-16 addresses accounting and reporting issues related to how a reseller should account for cash consideration received from vendors.  Generally, cash consideration received from vendors is presumed to be a reduction of the prices of the vendor’s products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer’s income statement.  However, under certain circumstances this presumption may be overcome and recognition as revenue or as a reduction of other costs in the income statement may be appropriate.  The Company does receive cash consideration from vendors subject to the provisions of EITF 02-16.  EITF 02-16 is effective for fiscal periods beginning after December 15, 2002.  The Company adopted EITF 02-16 as of January 1, 2003.  Such adoption did not have a material effect on the Company’s financial statements since substantially all cooperative advertising consideration received from vendors represents a reimbursement of specific, identifiable, and incremental costs incurred in selling those vendors’ products.

In November 2004 the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4 (SFAS 151).  SFAS 151 amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges.  In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.  SFAS 151 is effective for the Company beginning January 1, 2006, though early application is permitted.  Management is currently assessing the impact of SFAS 151, but does not expect the impact to be material.

In December 2004 the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-based Payment (SFAS 123R).  SFAS 123R amends SFAS 123 to require adoption of the fair-value method of accounting for employee stock options effective June 30, 2005.  The transition guidance in SFAS 123R specifies that compensation expense for options granted prior to the effective date be recognized over the remaining vesting period of those options, and that compensation expense for options granted subsequent to the effective date be recognized over the vesting period of those options.  We anticipate recognizing compensation expense of approximately $1.7 million, $2.6 million, and $1.0 million for the years ended December 31, 2005, 2006, and 2007, respectively, in connection with stock option grants made prior to December 31, 2004.

Note B: Earnings Per Share

Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year, which were approximately 49,602,000 shares in 2004, 48,964,000 shares in 2003, and 47,046,000 shares in 2002.  The computation of earnings per share assuming dilution includes the dilutive effect of stock options and awards.  Such stock options and awards had the effect of increasing the weighted average shares outstanding assuming dilution by approximately 973,000 in 2004, 819,000 in 2003, and 729,000 in 2002.

Note C: Property, Plant & Equipment

Following is a summary of the Company’s property, plant, and equipment at December 31:

(In Thousands)	2004	2003
Land	$11,687	$10,370
Buildings & Improvements	39,305	39,772
Leasehold Improvements & Signs	63,291	54,348
Fixtures & Equipment	36,518	32,135
Assets Under Capital Lease:
with Related Parties	15,734	10,308
with Unrelated Parties	1,475	1,432
Construction in Progress	4,339	3,647
	$172,349	$152,012
Less: Accumulated Depreciation & Amortization	(61,231)	(52,428)
	$111,118	$99,584

Note D: Credit Facilities

Following is a summary of the Company’s credit facilities at December 31:

(In Thousands)	2004	2003
Bank Debt	$45,528	$13,870
Senior Unsecured Notes	50,000	50,000
Capital Lease Obligations:
with Related Parties	16,596	10,144
with Unrelated Parties	1,197	1,319
Other Debt	3,334	4,237
	$116,655	$79,570

Bank Debt - The Company has a revolving credit agreement dated May 28, 2004 with several banks providing for unsecured borrowings up to $87.0 million, which includes a $12.0 million credit line to fund daily working capital requirements.  Amounts borrowed bear interest at the lower of the lender’s prime rate or LIBOR plus 1.00%. The pricing under the working capital line is based upon overnight bank borrowing rates.  At December 31, 2004 and 2003, respectively, an aggregate of approximately $45.5 million (bearing interest at 3.41%) and $13.9 million (bearing interest at 2.24%) was outstanding under the revolving credit agreement.  The Company pays a .20% commitment fee on unused balances.  The weighted average interest rate on borrowings under the revolving credit agreement (before giving effect to interest rate swaps in 2003 and 2002) was 2.72% in 2004, 2.53% in 2003, and 3.86% in 2002. The revolving credit agreement expires May 28, 2007.

The revolving credit agreement contains certain covenants which require that the Company not permit its consolidated net worth as of the last day of any fiscal quarter to be less than the sum of (a) $338,340,000 plus (b) 50% of the Company’s consolidated net income (but not loss) for the period beginning April 1, 2004 and ending on the last day of such fiscal quarter.  It also places other restrictions on additional borrowings and requires the maintenance of certain financial ratios.  At December 31, 2004, $16.9 million of retained earnings was available for dividend payments and stock repurchases under the debt restrictions, and the Company was in compliance with all covenants.

Senior Unsecured Notes - On August 14, 2002 the Company sold $50.0 million in aggregate principal amount of senior unsecured notes in a private placement to a consortium of insurance companies.  The notes mature August 13, 2009.  Quarterly interest only payments at an annual rate of 6.88% are due for the first two years followed by annual $10,000,000 principal repayments plus interest for the five years thereafter.

Capital Leases with Related Parties - In October and November 2004 the Company sold eleven properties, including leasehold improvements, to a limited liability corporation (LLC) controlled by a group of Company executives and managers, including the Company’s chairman, chief executive officer, and controlling shareholder.  The LLC obtained borrowings collateralized by the land and buildings totaling approximately $6.8 million.  The Company occupies the land and buildings collateralizing the borrowings under a 15-year term lease, with a 5-year renewal at the Company’s option, at an aggregate annual rental of approximately $883,000.  The transaction has been accounted for as a financing in the accompanying consolidated financial statements.  The rate of interest implicit in the leases is approximately 9.7%.  Accordingly, the land and buildings and the lease obligations are recorded in the Company’s consolidated financial statements.  No gain or loss was recognized in this transaction.

In December 2002 the Company sold eleven properties, including leasehold improvements, to a separate limited liability corporation controlled by a group of Company executives and managers, including the Company’s chairman, chief executive officer, and controlling shareholder.  The LLC obtained borrowings collateralized by the land and buildings totaling approximately $5.0 million.  The Company occupies the land and buildings collateralizing the borrowings under a 15-year term lease at an aggregate annual rental of approximately $702,000.  The transaction has been accounted for as a financing in the accompanying consolidated financial statements.  The rate of interest implicit in the leases is approximately 11.1%.  Accordingly, the land and buildings and the lease obligations are recorded in the Company’s consolidated financial statements.  No gain or loss was recognized in this transaction.

In April 2002 the Company sold land and buildings with a carrying value of approximately $6.3 million to a limited liability corporation controlled by the Company’s major shareholder.  Simultaneously, the Company and the LLC entered into a 15-year lease for the building and a portion of the land, with two five-year renewal options at the discretion of the Company.  The LLC obtained borrowings collateralized by the land and building totaling approximately $6.4 million.  The Company occupies the land and building collateralizing the borrowings under a 15-year term lease at an aggregate annual rental of approximately $681,000.  The transaction has been accounted for as a financing in the accompanying consolidated financial statements.  The rate of interest implicit in the lease financing is approximately 8.7%.  Accordingly, the land and building and the debt obligation are recorded in the Company’s consolidated financial statements.  No gain or loss was recognized in this transaction.

Other Debt - Other debt at December 31, 2004 and 2003 includes $3.3 million of industrial development corporation revenue bonds.  The average weighted borrowing rate on these bonds in 2004 was 1.41%.  No principal payments are due on the bonds until maturity in 2015.  At December 31, 2004, other debt also includes a note payable for approximately $33,000 assumed by the Company in connection with a store acquisition.

Future maturities under the Company’s Credit Facilities are as follows:

(In Thousands)
2005	$10,591
2006	10,648
2007	56,286
2008	10,914
2009	11,005
Thereafter	17,211

Note E: Income Taxes

Following is a summary of the Company’s income tax expense for the years ended December 31:

(In Thousands)	2004	2003	2002
Current Income Tax Expense (Benefit):
Federal	$(7,720)	$16,506	$(11,431)
State	(309)	1,415	(1,911)
	(8,029)	17,921	(13,342)
Deferred Income Tax Expense:
Federal	35,967	3,220	26,209
State	3,952	276	3,345
	39,919	3,496	29,554
	$31,890	$21,417	$16,212

Significant components of the Company’s deferred income tax liabilities and assets at December 31 are as follows:

(In Thousands)	2004	2003
Deferred Tax Liabilities:
Rental Merchandise and
Property, Plant & Equipment	$101,577	$62,795
Other, Net	4,054	3,035
Total Deferred Tax Liabilities	105,631	65,830
Deferred Tax Assets:
Accrued Liabilities	4,948	4,250
Advance Payments	5,510	5,770
Other, Net		520
Total Deferred Tax Assets	10,458	10,540
Net Deferred Tax Liabilities	$95,173	$55,290

The Company’s effective tax rate differs from the statutory U.S. Federal income tax rate for the years ended December 31 as follows:

	2004	2003	2002
Statutory Rate	35.0%	35.0%	35.0%
Increases in U.S. Federal Taxes
Resulting From:
State Income Taxes, Net of Federal Income Tax Benefit	2.8	2.0	2.1
Other, Net	(0.1)
Effective Tax Rate	37.7%	37.0%	37.1%

Note F: Commitments

The Company leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2019.  The Company also leases certain properties under capital leases that are more fully described in Note D.  Most of the leases contain renewal options for additional periods ranging from one to 15 years or provide for options to purchase the related property at predetermined purchase prices that do not represent bargain purchase options.  In addition, certain properties occupied under operating leases contain normal purchase options.  The Company also leases transportation and computer equipment under operating leases expiring during the next five years.  Management expects that most leases will be renewed or replaced by other leases in the normal course of business.

The Company also has a $25.0 million construction and lease facility.  Properties acquired by the lessor are purchased or constructed and then leased to the Company under operating lease agreements.  The total amount advanced and outstanding under this facility at December 31, 2004 was approximately $24.9 million.  Since the resulting leases are operating leases, no debt obligation is recorded on the Company’s balance sheet.

Future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2004, are as follows: $50.7 million in 2005; $40.6 million in 2006; $29.9 million in 2007; $19.5 million in 2008; $11.6 million in 2009; and $23.5 million thereafter.  Certain operating leases expiring in 2006 contain residual value guarantee provisions and other guarantees in the event of a default.  Although the likelihood of funding under these guarantees is considered by the Company to be remote, the maximum amount the Company may be liable for under such guarantees is approximately $24.9 million.

The Company has guaranteed certain debt obligations of some of the franchisees amounting to approximately $99.7 million at December 31, 2004.  The Company receives guarantee fees based on such franchisees’ outstanding debt obligations, which it recognizes as the guarantee obligation is satisfied.  The Company has recourse rights to the assets securing the debt obligations.  As a result, the Company has never incurred any, nor does Management expect to incur any, significant losses under these guarantees.

Rental expense was $50.1 million in 2004,  $44.1 million in 2003, and $39.0 million in 2002.

The Company maintains a 401(k) savings plan for all full-time employees with at least one year of service with the Company and who meet certain eligibility requirements.  The plan allows employees to contribute up to 10% of their annual compensation with 50% matching by the Company on the first 4% of compensation.  The Company’s expense related to the plan was $506,000 in 2004,  $512,000 in 2003, and $453,000 in 2002.

Note G: Shareholders’ Equity

The Company held 7,292,853 common shares in its treasury and was authorized to purchase an additional 2,670,502 shares at December 31, 2004.  During 2002 the Company purchased approximately 221,000 shares of the Company’s Class A Common Stock at an aggregate cost of $1,667,490.  The Company also transferred 22,239 shares of the Company’s Common Stock at an aggregate cost of approximately $218,000 back into treasury, reflected net against reissued shares in the consolidated statement of shareholders’ equity.  The Company’s articles of incorporation provide that no cash dividends may be paid on the Class A Common Stock unless equal or higher dividends are paid on the Common Stock.

If the number of shares of the Class A Common Stock (voting) falls below 10% of the total number of outstanding shares of the Company, the Common Stock (non-voting) automatically converts into Class A Common Stock.  The Common Stock may convert to Class A Common Stock in certain other limited situations whereby a national securities exchange rule might cause the Board of Directors to issue a resolution requiring such conversion.  Management considers the likelihood of any conversion to be remote at the present time.

The Company has 1,000,000 shares of preferred stock authorized.  The shares are issuable in series with terms for each series fixed by the Board and such issuance is subject to approval by the Board of Directors.  No preferred shares have been issued.

Note H: Stock Options

The Company has stock option plans under which options to purchase shares of the Company’s Common Stock are granted to certain key employees.  Under the plans, options granted become exercisable after a period of three years and unexercised options lapse ten years after the date of the grant.  Options are subject to forfeiture upon termination of service.  Under the plans, approximately 922,000 of the Company’s shares are reserved for future grants at December 31, 2004.  The weighted average fair value of options granted was $5.18 in 2004, $5.48 in 2003, and $4.37 in 2002.

Pro forma information regarding net earnings and earnings per share, presented in Note A, is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options granted in 2004, 2003 and 2002 under the fair value method.  The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2004, 2003, and 2002, respectively: risk-free interest rates of 3.16%, 3.41%, and 5.78%; a dividend yield of  .28%, .23%, and .18%; a volatility factor of the expected market price of the Company’s Common Stock of .43, .52, and .46; and weighted average expected lives of the option of four, six, and five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.  Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding December 31, 2004	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable December 31, 2004	Weighted Average Exercise Price
$4.38-10.00	1,910,486	5.02	$6.75	1,455,986	$6.00
10.01-15.00	711,750	9.03	14.01
15.01-20.00	112,500	8.79	15.64
20.01-24.86	588,138	9.79	22.26
$4.38-24.86	3,322,874	6.85	$11.35	1,455,986	$6.00

The table below summarizes option activity for the periods indicated in the Company’s stock option plans:

	Options (In Thousands)	Weighted Average Exercise Price
Outstanding at December 31, 2001	2,928	$5.91
Granted	460	9.27
Exercised	(220)	6.12
Forfeited	(158)	7.71
Outstanding at December 31, 2002	3,010	6.31
Granted	738	13.29
Exercised	(321)	6.18
Forfeited	(142)	8.08
Outstanding at December 31, 2003	3,285	7.82
Granted	865	19.79
Exercised	(738)	5.30
Forfeited	(89)	13.27
Outstanding at December 31, 2004	3,323	$11.35

Exercisable at December 31, 2004	1,456	$6.00

Note I: Franchising of Aaron’s Sales & Lease Ownership Stores

The Company franchises Aaron’s Sales & Lease Ownership stores.  As of December 31, 2004 and 2003, 658 and 528 franchises had been awarded, respectively.  Franchisees pay a non-refundable initial franchise fee of $50,000 and an ongoing royalty of either 5% or 6% of gross revenues.  Franchise fees and area development fees are generated from the sale of rights to develop, own and operate Aaron’s Sales & Lease Ownership stores.  These fees are recognized as income when substantially all of the Company’s obligations per location are satisfied, generally at the date of the store opening.  Franchise fees and area development fees received prior to the substantial completion of the Company’s obligations are deferred.  The Company includes this income in other revenues in the consolidated statement of earnings.  Substantially all of the amounts reported as non-retail sales and non-retail cost of sales in the accompanying consolidated statements of earnings relate to the sale of rental merchandise to franchisees.

Franchise agreement fee revenue approximated $3.3 million, $2.2 million, and $1.6 million and royalty revenues approximated $17.8 million, $14.0 million, and $12.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.  Deferred franchise and area development agreement fees, included in customer deposits and advance payments in the accompanying consolidated balance sheets, approximated $4.8 million and $3.8 million as of December 31, 2004 and 2003, respectively.

Franchised Aaron’s Sales & Lease Ownership store activity is summarized as follows:

	2004	2003	2002
Franchise stores open at January 1,	287	232	209
Opened	79	79	27
Added through acquisition	12	3	4
Purchased by the Company	(19)	(26)	(5)
Closed or liquidated	(2)	(1)	(3)
Franchise stores open at December 31,	357	287	232

Company-operated Aaron’s Sales & Lease Ownership store activity is summarized as follows:

	2004	2003	2002
Company-operated stores open at January 1,	500	412	364
Opened	68	38	27
Added through acquisition	61	59	30
Closed or merged	(13)	(9)	(9)
Company-operated stores open at December 31,	616	500	412

In 2004 the Company acquired the rental contracts, merchandise, and other related assets of 85 stores, including 19 franchise stores.  Many of these stores and/or their accompanying assets were merged into other stores resulting in a net gain of 61 stores.  In 2003 the Company acquired the rental contracts, merchandise, and other related assets of 98 stores, including 26 franchise stores.  Many of these stores and/or their accompanying assets were merged into other stores resulting in a net gain of 59 stores.  The 2002 acquisitions were primarily additional new store locations.

Note J: Acquisitions and Dispositions

During 2004 the Company acquired the rental contracts, merchandise, and other related assets of 85 sales and lease ownership stores with an aggregate purchase price of $36.0 million.  Fair value of acquired tangible assets included approximately $12.9 million for rental merchandise, $0.8 million for fixed assets, and $2.4 million for other assets.  Fair value of liabilities assumed approximated $47,000.  The excess cost over the net fair market value of tangible assets acquired, representing goodwill and customer lists, was $19.4 million and $1.2 million respectively.  The estimated amortization of these customer lists in future years approximates $1,447,000 for 2005, $456,000 for 2006 and $19,000 for 2007.  In addition, in 2004 the Company acquired three rent-to-rent stores.  The purchase price of the 2004 rent-to-rent acquisitions was $2,226,000.  Fair value of acquired tangible assets included approximately $1,476,000 for rental merchandise and $309,000 for other assets.  The excess cost over the net fair market value of tangible assets acquired, representing goodwill and customer lists, was $399,000 and $42,000 respectively.  The purchase price allocations for certain acquisitions during December 2004 are preliminary pending finalization of the Company’s assessment of the fair values of tangible assets acquired.

During 2003 the Company acquired 98 sales and lease ownership stores with an aggregate purchase price of $45.0 million.  Fair value of acquired tangible assets included approximately $16.1 million for rental merchandise, $1.0 million for fixed assets, and $53,000 for other assets.  Fair value of liabilities assumed approximated $1.3 million.  The excess cost over the net fair market value of tangible assets acquired, representing goodwill and customer list, was $26.4 million and $2.7 million respectively.  The estimated amortization of these customer lists in future years approximates $849,000 for 2005.  In addition, in 2003 the Company acquired one rent-to-rent store.  The purchase price of the 2003 rent-to-rent acquisition was not significant.

The results of operations of the acquired businesses are included in the Company’s results of operations from their dates of acquisition.  The effect of these acquisitions on the 2004, 2003 and 2002 consolidated financial statements was not significant.

In 2004 the Company sold two of its sales and lease ownership locations to an existing franchisee.  In 2003 the Company sold three of its sales and lease ownership locations to an existing franchisee and sold one of its rent-to-rent stores.  In 2002 the Company sold four of its sales and lease ownership stores to an existing franchisee.  The effect of these sales on the consolidated financial statements was not significant.

Note K: Segments

Description of Products and Services of Reportable Segments

Aaron Rents, Inc. has four reportable segments: sales and lease ownership, rent-to-rent, franchise, and manufacturing. The sales and lease ownership division offers electronics, residential furniture, appliances, and computers to consumers primarily on a monthly payment basis with no credit requirements.  The rent-to-rent division rents and sells residential and office furniture to businesses and consumers who meet certain minimum credit requirements.  The Company’s franchise operation sells and supports franchises of its sales and lease ownership concept.  The manufacturing division manufactures upholstered furniture, office furniture, lamps and accessories, and bedding predominantly for use by the other divisions.

Earnings before income taxes for each reportable segment are generally determined in accordance with accounting principles generally accepted in the United States with the following adjustments:

•                  A predetermined amount of each reportable segment’s revenues is charged to the reportable segment as an allocation of corporate overhead.  This allocation was approximately 2.3% in 2004 and 2003 and 2.2% in 2002.

•                  Accruals related to store closures are not recorded on the reportable segments’ financial statements, but are rather maintained and controlled by corporate headquarters.

•                  The capitalization and amortization of manufacturing variances are recorded on the consolidated financial statements as part of Cash to Accrual and Other Adjustments and are not allocated to the segment that holds the related rental merchandise.

•                  Advertising expense in our sales and lease ownership division is estimated at the beginning of each year and then allocated to the division ratably over time for management reporting purposes.  For financial reporting purposes advertising expense is recognized when the related advertising activities occur.  The difference between these two methods is reflected as part of the Cash to Accrual and Other Adjustments line below.

•                  Sales and lease ownership rental merchandise write-offs are recorded using the direct write-off method for management reporting purposes and, effective in 2004, using the allowance method for financial reporting purposes.  The difference between these two methods is reflected as part of the Cash to Accrual and Other Adjustments line below for 2004.

•                  Interest on borrowings is estimated at the beginning of each year.  Interest is then allocated to operating segments on the basis of relative total assets.

•                  Sales and lease ownership revenues are reported on the cash basis for management reporting purposes.

Revenues in the “Other” category are primarily from leasing space to unrelated third parties in our corporate headquarters building and revenues from several minor unrelated activities.  The pretax losses in the “Other” category are the net result of the activity mentioned above, net of the portion of corporate overhead not allocated to the reportable segments for management purposes, and, in 2004, the $5.5 million pre-tax gain recognized on the sale of marketable securities.

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

Factors Used by Management to Identify the Reportable Segments

The Company’s reportable segments are business units that service different customer profiles using distinct payment arrangements.  The reportable segments are each managed separately because of differences in both customer base and infrastructure.

Information on segments and a reconciliation to earnings before income taxes are as follows:

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
(In Thousands)	2004	2003	2002

Revenues From External Customers:
Sales & Lease Ownership	$804,723	$634,489	$501,390
Rent-to-Rent	108,453	109,083	119,885
Franchise	25,253	19,347	16,663
Other	10,185	4,206	4,746
Manufacturing	70,440	60,608	56,002
Elimination of Intersegment Revenues	(70,884)	(60,995)	(56,141)
Cash to Accrual Adjustments	(1,690)	59	(1,857)
Total Revenues from External Customers	$946,480	$766,797	$640,688

Earnings Before Income Taxes:
Sales & Lease Ownership	$56,578	$43,325	$31,220
Rent-to-Rent	8,842	6,341	9,057
Franchise	18,374	13,600	10,919
Other	2,118	(2,356)	(5,544)
Manufacturing	(175)	1,222	989
Earnings Before Income Taxes for Reportable Segments	85,737	62,132	46,641
Elimination of Intersegment Loss (Profit)	178	(2,338)	(760)
Cash to Accrual and Other Adjustments	(1,409)	(1,951)	(2,229)
Total Earnings Before Income Taxes	$84,506	$57,843	$43,652

Assets:
Sales & Lease Ownership	$524,492	$412,836	$331,665
Rent-to-Rent	83,478	79,984	89,133
Franchise	23,495	19,493	12,627
Other	50,452	29,244	35,488
Manufacturing	18,371	18,327	18,555
Total Assets	$700,288	$559,884	487,468

Depreciation and Amortization:
Sales & Lease Ownership	$255,606	$191,777	$154,310
Rent-to-Rent	19,213	21,266	22,901
Franchise	722	547	486
Other	711	839	541
Manufacturing	935	968	802
Total Depreciation and Amortization	$277,187	$215,397	$179,040

Interest Expense:
Sales & Lease Ownership	$5,197	$5,215	$4,768
Rent-to-Rent	1,044	1,583	2,493
Franchise	96	93	83
Other	(924)	(1,109)	(2,577)
Total Interest Expense	$5,413	$5,782	$4,767

Note L: Quarterly Financial Information (Unaudited)

(In Thousands, Except Per Share)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2004
Revenues	$242,493	$230,286	$231,648	$242,053
Gross Profit *	116,856	114,641	116,320	121,466
Earnings Before Taxes	20,706	24,928	17,551	21,321
Net Earnings	12,817	15,385	10,647	13,767
Earnings Per Share	.26	.31	.21	.28
Earnings Per Share Assuming Dilution	.26	.30	.21	.27
Year Ended December 31, 2003
Revenues	$191,260	$177,741	$188,406	$209,390
Gross Profit *	92,986	90,912	97,475	103,253
Earnings Before Taxes	13,907	13,906	13,733	16,297
Net Earnings	8,748	8,761	8,651	10,266
Earnings Per Share	.18	.18	.18	.21
Earnings Per Share Assuming Dilution	.18	.18	.17	.20

* Gross profit is the sum of rentals and fees, retail sales, and non-retail sales less retail cost of sales, non-retail cost of sales, and depreciation of rental merchandise.

During the fourth quarter of 2004, we recorded an adjustment reducing our liability for personal property taxes and our personal property tax expense by approximately $1.3 million, resulting from our annual review procedures of those accounts.  These items are included in accounts payable and accrued expenses in the accompanying Consolidated Balance Sheet and operating expenses in the accompanying Consolidated Statements of Earnings, respectively.

Also during the fourth quarter of 2004, we recorded an adjustment arising from our annual examination of our treatment of vendor consideration under EITF 02-16.  This adjustment resulted in decreases in rental merchandise net of depreciation of approximately $579,000, rental merchandise depreciation expense of approximately $126,000, retail cost of goods sold of approximately $146,000, and non-retail cost of goods sold of approximately $202,000, offset by an increase in advertising expenses, included in operating expenses in the accompanying consolidated statements of earnings, of approximately $1.1 million.

Management Report on Internal Control Over Financial Reporting

Management of Aaron Rents, Inc. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.  Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations.  Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures.  Internal control over financial reporting also can be circumvented by collusion or improper management override.  Because of such limitations there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting.  However, these inherent limitations are known features of the financial reporting process.  Therefore it is possible to design into the process safeguards to reduce, though not eliminate, the risk.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004.  In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring

Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management believes that, as of December 31, 2004, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent auditor has issued an audit report on our assessment of the Company’s internal control over financial reporting.  This report appears later in this document.

Report of Independent Registered Public Accounting Firm on The Consolidated Financial Statements

The Board of Directors and Shareholders of Aaron Rents, Inc.

We have audited the accompanying consolidated balance sheets of Aaron Rents, Inc. and Subsidiaries as of December 31, 2004 and December 31, 2003, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aaron Rents, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Aaron Rents, Inc.'s internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Atlanta, Georgia

March 7, 2004

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Aaron Rents, Inc.

We have audited management’s assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Aaron Rents, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).  Aaron Rents, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Aaron Rents, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria.  Also, in our opinion, Aaron Rents, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Aaron Rents, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004 of Aaron Rents, Inc. and our report dated March 7, 2005 expressed unqualified opinion thereon.

Ernst & Young LLP

Atlanta, Georgia

March 7, 2005