Form 10-K, Exhibit 13
period 2005-12-31
AARON RENTS INC
filed 2006-03-15
CIK 706688

Exhibit 13
COMMON STOCK MARKET PRICES AND DIVIDENDS
     The following table shows the range of high and low prices per share for the Common Stock and Class A Common Stock and the cash dividends declared per share for the periods indicated.
     The Company’s Common Stock and Class A Common Stock are listed on the New York Stock Exchange under the symbols “RNT” and “RNTA”, respectively.
     The number of shareholders of record of the Company’s Common Stock and Class A Common Stock at February 24, 2006 was 389. The closing prices for the Common Stock and Class A Common Stock at February 24, 2006 were $26.24 and $24.50, respectively.
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

			Cash
			Dividends
Common Stock	High	Low	Per Share

December 31, 2005
First Quarter	$25.15	$19.20	$.013
Second Quarter	25.29	17.38	.013
Third Quarter	25.73	19.62	.014
Fourth Quarter	23.00	18.90	.014

December 31, 2004
First Quarter	$17.13	$13.44	$—
Second Quarter	22.11	16.13	.013
Third Quarter	22.60	18.50	.013
Fourth Quarter	25.23	21.15	.013

			Cash
			Dividends
Class A Common Stock	High	Low	Per Share

December 31, 2005
First Quarter	$22.20	$17.20	$.013
Second Quarter	22.75	15.55	.013
Third Quarter	23.60	19.30	.014
Fourth Quarter	20.30	17.50	.014

December 31, 2004
First Quarter	$14.93	$12.31	$—
Second Quarter	20.15	14.00	.013
Third Quarter	21.11	17.70	.013
Fourth Quarter	22.60	19.49	.013

SELECTED FINANCIAL INFORMATION

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
(Dollar Amounts in Thousands,	December 31,	December 31,	December 31,	December 31,	December 31,
Except Per Share)	2005	2004	2003	2002	2001

OPERATING RESULTS
Revenues:
Rentals and Fees	$845,162	$694,293	$553,773	$459,179	$403,385
Retail Sales	58,366	56,259	68,786	72,698	60,481
Non-Retail Sales	185,622	160,774	120,355	88,969	66,212
Franchise Royalties and Fees	29,474	25,093	19,328	16,595	13,620
Other	6,881	10,061	4,555	3,247	2,983

	1,125,505	946,480	766,797	640,688	546,681

Costs and Expenses:
Retail Cost of Sales	39,054	39,380	50,913	53,856	43,987
Non-Retail Cost of Sales	172,807	149,207	111,714	82,407	61,999
Operating Expenses	507,158	414,518	344,884	293,346	276,682
Depreciation of Rental Merchandise	305,630	253,456	195,661	162,660	137,900
Interest	8,519	5,413	5,782	4,767	6,258

	1,033,168	861,974	708,954	597,036	526,826

Earnings Before Income Taxes	92,337	84,506	57,843	43,652	19,855
Income Taxes	34,344	31,890	21,417	16,212	7,519

Net Earnings	$57,993	$52,616	$36,426	$27,440	$12,336

Earnings Per Share	$1.16	$1.06	$.74	$.58	$.28
Earnings Per Share Assuming Dilution	1.14	1.04	.73	.57	.27

Dividends Per Share:
Common	$.054	$.039	$.022	$.018	$.018
Class A	.054	.039	.022	.018	.018

FINANCIAL POSITION
Rental Merchandise, Net	$550,932	$425,567	$343,013	$317,287	$258,932
Property, Plant and Equipment, Net	133,759	111,118	99,584	87,094	77,282
Total Assets	858,515	700,288	559,884	487,468	403,881
Interest-Bearing Debt	211,873	116,655	79,570	73,265	77,713
Shareholders’ Equity	434,471	375,178	320,186	280,545	219,967

AT YEAR END
Stores Open:
Company-Operated	806	674	560	482	439
Franchised	392	357	287	232	209
Rental Agreements in Effect	723,000	582,000	464,800	369,000	314,600
Number of Employees	7,600	6,400	5,400	4,800	4,200

     The Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on January 1, 2002. If the Company had applied the non-amortization provisions of Statement 142 for all periods presented, net earnings and diluted net earnings per share would have increased by $688,000 ($.013 per share) for the year ended December 31, 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
Executive Summary
          Aaron Rents, Inc. is a leading U.S. company engaged in the combined businesses of the rental, lease ownership and specialty retailing of consumer electronics, residential and office furniture, household appliances, and accessories. As of December 31, 2005, we had 1,198 stores, which includes both our Company-operated and franchised stores, and operated in 46 states, Puerto Rico and Canada.
          Our major operating divisions are the Aaron’s Sales and Lease Ownership division, the Aaron Rents’ Corporate Furnishings division, and the MacTavish Furniture Industries division.
•	Our sales and lease ownership division now operates in excess of 740 stores and has more than 390 franchised stores in 46 states, Puerto Rico and Canada. Our sales and lease ownership division represents the fastest growing segment of our business, accounting for 89%, 88%, and 86% of our total revenues in 2005, 2004, and 2003, respectively.

•	Our corporate furnishings division, which we have operated since our Company was founded in 1955, remains an important part of our business. The corporate furnishings division is one of the largest providers of temporary rental furniture in the United States, operating 58 stores in 14 states as of December 31, 2005.

•	Our MacTavish Furniture Industries division manufactures and supplies nearly one-half of the furniture and related accessories rented and sold in our stores.
          Most of our growth comes from the opening of new sales and lease ownership stores and increases in same store revenues for previously opened stores. We added a net of 167 sales and lease ownership stores in 2005, through the opening of new Company-operated stores, franchised stores, and acquisitions. We acquire sales and lease ownership stores from time to time, generally either from small operators of rental stores or from our franchisees. In 2005, we added 21 stores acquired from other operators and 35 stores acquired from our franchisees. We expect to open approximately 90 Company-operated stores in 2006.
          We also use our franchise program to help us expand our sales and lease ownership concept more quickly and into more areas than we otherwise would by opening only Company-operated stores. Our franchisees opened 71 stores in 2005. We expect to open approximately 70 franchise stores in 2006. Franchise royalties and other related fees represent a growing source of revenue for us, accounting for 2.6%, 2.7%, and 2.5% of our total revenues in 2005, 2004, and 2003, respectively.
Key Components of Income
In this management’s discussion and analysis section, we review the results of our sales and lease ownership and corporate furnishings divisions, as well as the five components of our revenues: rentals and fees, retail sales, non-retail sales, franchise royalties and fees, and other revenues. We separate our cost of sales into two components: retail and non-retail.
Revenues. We separate our total revenues into five components: rentals and fees, retail sales, non-retail sales, franchise royalties and fees, and other revenues. Rentals and fees includes all revenues derived from rental agreements from our sales and lease ownership and corporate furnishings stores, including agreements that result in our customers acquiring ownership at the end of the term. Retail sales represents sales of both new and rental return merchandise from our sales and lease ownership and corporate furnishings stores. Non-retail sales mainly represents merchandise sales to our franchisees from our sales and lease ownership division. Franchise royalties and fees represent fees from sale of franchise rights and royalty payments from franchisees, as well as other related income from our franchised stores. Other revenues includes income from the sale of equity investments and other miscellaneous revenues.
Cost of Sales. We separate our cost of sales into two components: retail and non-retail. Retail cost of sales represents the original or depreciated cost of merchandise sold through our Company-operated stores. Non-retail cost of sales primarily represents the cost of merchandise sold to our franchisees.

Depreciation of Rental Merchandise. Depreciation of rental merchandise reflects the expense associated with depreciating merchandise held for rent and rented to customers by our Company-operated sales and lease ownership and corporate furnishings stores.
Critical Accounting Policies
Revenue Recognition
Rental revenues are recognized in the month they are due on the accrual basis of accounting. For internal management reporting purposes, rental revenues from the sales and lease ownership division are recognized as revenue in the month the cash is collected. On a monthly basis, we record an accrual for rental revenues due but not yet received, net of allowances, and a deferral of revenue for rental payments received prior to the month due. Our revenue recognition accounting policy matches the rental revenue with the corresponding costs, mainly depreciation, associated with the rental merchandise. At the years ended December 31, 2005 and 2004, we had a revenue deferral representing cash collected in advance of being due or otherwise earned totaling $20.3 million and $15.9 million, and an accrued revenue receivable net of allowance for doubtful accounts based on historical collection rates of $4.8 million and $4.1 million, respectively. Revenues from the sale of merchandise to franchisees are recognized at the time of receipt by the franchisee and revenues from such sales to other customers are recognized at the time of shipment.
Rental Merchandise
Our sales and lease ownership division depreciates merchandise over the agreement period, generally 12 to 24 months when rented, and 36 months when not rented, to 0% salvage value. Our corporate furnishings division depreciates merchandise over its estimated useful life, which ranges from six months to 60 months, net of salvage value, which ranges from 0% to 60%. Sales and lease ownership merchandise is generally depreciated at a faster rate than our corporate furnishings merchandise. As sales and lease ownership revenues continue to comprise an increasing percentage of total revenues, we expect rental merchandise depreciation to increase at a correspondingly faster rate.
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
Effective September 30, 2004, we began recording rental merchandise carrying value adjustments on the allowance method, which estimates the merchandise losses incurred but not yet identified by management as of the end of the accounting period. Previously, we accounted for merchandise inventory adjustments using the direct write-off method, which recognized merchandise losses only after they were specifically identified. This adoption of the allowance method had the effect of increasing expenses in the third quarter of 2004 for a one-time adjustment of $2.5 million to establish a rental merchandise allowance reserve on our balance sheet. We expect rental merchandise adjustments in the future under this new method to be materially consistent with the prior years’ adjustments under the direct write-off method. The 2005 rental merchandise adjustments include write offs of merchandise in the third quarter that resulted from losses associated with hurricanes Katrina and Rita. These hurricane related write offs were $2.8 million net of expected insurance proceeds. Rental merchandise adjustments, including the effect of the establishment of the reserve mentioned above, totaled $21.8 million, $18.0 million, and $11.9 million during the years ended December 31, 2005, 2004, and 2003, respectively.
Leases and Closed Store Reserves
The majority of our Company-operated stores are operated from leased facilities under operating lease agreements. The substantial majority of these leases are for periods that do not exceed five years. Leasehold improvements related to these leases are generally amortized over periods that do not exceed the lesser of the lease term or five years. While a majority of our leases do not require escalating payments, for the leases which do contain such provisions we record the related lease expense on a straight-line basis over the lease term. Finally, we do not generally obtain significant amounts of lease incentives or allowances from landlords. The total amount of incentives and allowances received in 2005, 2004, and 2003 totaled $1.5 million, $1.3 million, and $.6 million, respectively. Such amounts are recognized ratably over the lease term.

From time to time, we close or consolidate stores. Our primary cost associated with closing or consolidating stores is the future lease payments and related commitments. We record an estimate of the future obligation related to closed or consolidated stores based upon the present value of the future lease payments and related commitments, net of estimated sublease income which we base upon historical experience. For the years ended December 31, 2005 and 2004, our reserve for closed or consolidated stores was $1.3 million and $2.2 million. If our estimates related to sublease income are not correct, our actual liability may be more or less than the liability recorded at December 31, 2005.
Insurance Programs
Aaron Rents maintains insurance contracts to fund workers compensation and group health insurance claims. Using actuarial analysis and projections, we estimate the liabilities associated with open and incurred but not reported workers compensation claims. This analysis is based upon an assessment of the likely outcome or historical experience, net of any stop loss or other supplementary coverages. We also calculate the projected outstanding plan liability for our group health insurance program. Effective September 30, 2004, we revised certain estimates related to our accrual for group health self-insurance based on our experience that the time periods between our liability for a claim being incurred and the claim being reported had declined and favorable claims experience which resulted in a reduction in expenses of $1.4 million for the nine month period ended September 30, 2004. Our liability for workers compensation insurance claims and group health insurance was $3.1 million and $3.2 million at the years ended December 31, 2005 and 2004, respectively.
If we resolve existing workers compensation claims for amounts that are in excess of our current estimates and within policy stop loss limits, we will be required to pay additional amounts beyond those accrued at December 31, 2005. Additionally, if the actual group health insurance liability exceeds our projections, we will be required to pay additional amounts beyond those accrued at December 31, 2005.
The assumptions and conditions described above reflect management’s best assumptions and estimates, but these items involve inherent uncertainties as described above, which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods.
Same Store Revenues
We refer to changes in same store revenues as a key performance indicator. For the year ended December 31, 2005 we calculated this amount by comparing revenues as of December 31, 2005 and 2004 for all stores open for the entire 24-month period ended December 31, 2005, excluding stores that received rental agreements from other acquired, closed, or merged stores. For the year ended December 31, 2004 we calculated this amount by comparing revenues as of December 31, 2004 and 2003 for all stores open for the entire 24-month period ended December 31, 2004, excluding stores that received rental agreements from other acquired, closed, or merged stores.

Results of Operations
Year Ended December 31, 2005 Versus Year Ended December 31, 2004
The following table shows key selected financial data for the years ended December 31, 2005 and 2004, and the changes in dollars and as a percentage to 2005 from 2004.

			Increase /
			(Decrease) in	% Increase /
			Dollars to 2005	(Decrease) to 2005
	Year Ended December 31,		from 2004	from 2004
(In Thousands)	2005	2004
REVENUES:
Rentals and Fees	$845,162	$694,293	$150,869	21.7%
Retail Sales	58,366	56,259	2,107	3.7
Non-Retail Sales	185,622	160,774	24,848	15.5
Franchise Royalties and Fees	29,474	25,093	4,381	17.5
Other	6,881	10,061	(3,180)	(31.6)

	1,125,505	946,480	179,025	18.9
COSTS AND EXPENSES:
Retail Cost of Sales	39,054	39,380	(326)	(0.8)
Non-Retail Cost of Sales	172,807	149,207	23,600	15.8
Operating Expenses	507,158	414,518	92,640	22.3
Depreciation of Rental Merchandise	305,630	253,456	52,174	20.6
Interest	8,519	5,413	3,106	57.4

	1,033,168	861,974	171,194	19.9

EARNINGS BEFORE INCOME TAXES	92,337	84,506	7,831	9.3

INCOME TAXES	34,344	31,890	2,454	7.7

NET EARNINGS	$57,993	$52,616	$5,377	10.2%

Revenues
The 18.9% increase in total revenues in 2005 from 2004 is primarily attributable to continued growth in our sales and lease ownership division, from both the opening and acquisition of new Company-operated stores and improvement in same store revenues. Revenues for our sales and lease ownership division, including sales to franchisees, increased $173.7 million to $1,004.8 million in 2005 compared with $831.1 million in 2004, a 20.9% increase. This increase was attributable to an 8.3% increase in same store revenues and the addition of 248 sales and lease ownership stores since the beginning of 2004.
The 21.7% increase in rentals and fees revenues was attributable to a $143.1 million increase from our sales and lease ownership division related to the growth in same store revenues and the increase in the number of stores described above. Rental revenues in our corporate furnishings division increased $7.7 million, or 10.1%, to $83.7 million in 2005 from $76.0 million in 2004 as a result of generally improved economic conditions.
Revenues from retail sales increased 3.7% primarily due to a $1.5 million increase in our corporate furnishings division as a result of generally improved economic conditions.
The 15.5% increase in non-retail sales in 2005 reflects the significant growth of our franchise operations. The total number of franchised stores at December 31, 2005 was 392, reflecting a net addition of 105 since the beginning of 2004.

The 17.5% increase in franchise royalties and fees primarily reflects an increase in royalty income from franchisees, increasing $3.8 million to $21.6 million in 2005 compared to $17.8 million in 2004, with increased franchise and financing fee revenues comprising the majority of the remainder. Revenue increased in this area primarily due to the previously mentioned growth of stores and an in increase in certain royalty rates.
The 31.6% decrease in other revenues is primarily attributable to recognition of a $5.5 million gain in 2004 on the sale of our holdings of Rainbow Rentals, Inc. common stock in connection with that company’s merger with Rent-A-Center, Inc., partially offset by the recognition of a $565,000 gain in 2005 on the sale of our holdings of Rent-Way, Inc. common stock. In addition, included in other income in 2005 is $934,000 of expected proceeds from business interruption insurance associated with the operations of hurricane-affected areas.
Cost of Sales
Retail cost of sales decreased 0.8%, with retail cost of sales as a percentage of retail sales decreasing to 66.9% from 70.0%, primarily due to higher margins on certain retail sales in our sales and lease ownership division.
Cost of sales from non-retail sales increased 15.8%, following the increase in non-retail sales described above, with the margin on non-retail sales remaining comparable between the periods.
Expenses
The 22.3% increase in 2005 operating expenses was due primarily to the growth of our sales and lease ownership division described above. Operating expenses for the year also included the write-off of $4.4 million of rental merchandise and property destroyed or severely damaged by Hurricanes Katrina and Rita, of which approximately $1.9 million is expected to be covered by insurance proceeds. The net pre-tax expense recorded for the year for these damages was $2.5 million. As a percentage of revenues, operating expenses increased to 45.1% in 2005 compared to 43.8% in 2004.
The 20.6% increase in depreciation of rental merchandise was driven by the growth of our sales and lease ownership division described above. As a percentage of total rentals and fees, depreciation of rental merchandise decreased slightly to 36.2% in 2005 from 36.5% in 2004.
The 57.4% increase in interest expense is primarily a result of higher debt levels, which increased by 82.6% at December 31, 2005 compared to December 31, 2004, coupled with increasing rates on our revolving credit facility, partially offset by a shift of our borrowings to a new private placement financing in 2005 which had lower rates.
The reduction in the effective tax rate to 37.2% in 2005 compared to 37.7% in 2004 is due to lower state income taxes, including adjustments resulting from favorable state income allocations in connection with the Company’s filing of its 2004 tax return. The tax provision reflects the year-to-date effect of such adjustments.
Net Earnings
The 10.2% increase in net earnings was primarily due to the maturation of new Company-operated sales and lease ownership stores added over the past several years contributing to an 8.3% increase in same store revenues, and a 17.5% increase in franchise fees, royalty income, and other related franchise income. As a percentage of total revenues, net earnings decreased to 5.2% in 2005 from 5.6% in 2004 primarily related to increased expenses in 2005 and merchandise losses due to Hurricanes Katrina and Rita, as well as a $3.4 million after-tax gain in 2004 on the sale of Rainbow Rentals, Inc. common stock.
Year Ended December 31, 2004 Versus Year Ended December 31, 2003
The following table shows key selected financial data for the years ended December 31, 2004 and 2003, and the changes in dollars and as a percentage to 2004 from 2003.

			Increase /	% Increase /
			(Decrease) in	(Decrease) to
	Year Ended December 31,		Dollars to 2004	2004 from
(In Thousands)	2004	2003	from 2003	2003
REVENUES:
Rentals and Fees	$694,293	$553,773	$140,520	25.4%
Retail Sales	56,259	68,786	(12,527)	(18.2)
Non-Retail Sales	160,774	120,355	40,419	33.6
Franchise Royalties and Fees	25,093	19,328	5,765	29.8
Other	10,061	4,555	5,506	120.9

	946,480	766,797	179,683	23.4

COSTS AND EXPENSES:
Retail Cost of Sales	39,380	50,913	(11,533)	(22.7)
Non-Retail Cost of Sales	149,207	111,714	37,493	33.6
Operating Expenses	414,518	344,884	69,634	20.2
Depreciation of Rental Merchandise	253,456	195,661	57,795	29.5
Interest	5,413	5,782	(369)	(6.4)

	861,974	708,954	153,020	21.6

EARNINGS BEFORE INCOME TAXES	84,506	57,843	26,663	46.1

INCOME TAXES	31,890	21,417	10,473	48.9

NET EARNINGS	$52,616	$36,426	$16,190	44.4%

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
The 25.4% increase in rentals and fees revenues was attributable to a $139.8 million increase from our sales and lease ownership division related to the growth in same store revenues and the increase in the number of stores described above. Rental revenues in our corporate furnishings division increased $.7 million to $76.0 million in 2004 from $75.3 million in 2003.
Revenues from retail sales fell 18.2% due to a decline of $11.6 million in our sales and lease ownership division which reflects a decreased focus on retail sales in certain stores and the impact of the introduction of an alternative shorter-term lease, which we believe replaced many retail sales.
The 33.6% increase in non-retail sales in 2004 reflects the significant growth of our franchise operations. This franchisee-related revenue growth is the result of the net addition of 125 franchised stores since the beginning of 2003 and improving operating revenues at maturing franchised stores.
The 29.8% increase in franchise royalties and fees primarily reflects an increase in royalty income from franchisees, increasing $3.8 million to $17.8 million in 2004 compared to $14.0 million in 2003, with increased franchise and franchising fee revenues comprising the majority of the remainder.
The 120.9% increase in other revenues is attributable to recognition of a $5.5 million gain on the sale of our holdings of Rainbow Rentals, Inc. common stock in connection with that company’s merger with Rent-A-Center, Inc.

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
As explained in our discussion of critical accounting policies above, effective September 30, 2004, we began recording rental merchandise carrying value adjustments on the allowance method rather than the direct write-off method. In connection with the change of methods, we recorded a catch-up adjustment of $2.5 million to establish a rental merchandise allowance reserve. We expect rental merchandise adjustments in the future under this new method to be materially consistent with adjustments under the former method. In addition, as discussed above, the revision of certain estimates related to our accrual for group health self-insurance resulted in a reduction in expenses of $1.4 million in 2004, partially offsetting the merchandise allowance reserve expense.
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
Net Earnings
The 44.4% increase in net earnings was primarily due to the maturing of Company-operated sales and lease ownership stores opened and acquired over the past several years, an 11.6% increase in same store revenues, a 29.8% increase in franchise fees, royalty income, and other related franchise income, and the recognition of a $3.4 million after-tax gain on the sale of Rainbow Rentals, Inc. common stock. As a percentage of total revenues, net earnings improved to 5.6% in 2004 from 4.8% in 2003.
Balance Sheet
Cash. The Company’s cash balance increased to $7.0 million at December 31, 2005 from $5.9 million at December 31, 2004. The increase between periods is the result of normal fluctuations in the Company’s cash balances that are the result of timing differences between when our stores deposit cash and when that cash is available for application against the Company’s outstanding revolving credit facility. For additional information, refer to the Liquidity and Capital Resources section below.
Rental Merchandise. The increase of $125.4 million in rental merchandise, net of accumulated depreciation, to $550.9 million from $425.6 million at December 31, 2005 and 2004, respectively, is primarily the result of a net increase of 132 Company-operated sales and lease ownership stores and two fulfillment centers since December 31, 2004.

Goodwill and Other Intangibles. The $26.2 million increase in goodwill and other intangibles, to $101.1 million on December 31, 2005 from $74.9 million on December 31, 2004, is the result of a series of acquisitions of sales and lease ownership businesses, net of amortization of certain finite-life intangible assets. The aggregate purchase price for these asset acquisitions totaled $46.6 million, with the principal tangible assets acquired consisting of rental merchandise and certain fixtures and equipment.
Prepaid Expenses and Other Assets. Prepaid expenses and other assets decreased $27.2 million to $23.0 million on December 31, 2005 from $50.1 million on December 31, 2004. The decrease is in part the result of the collection during the year of $15.2 million in income tax refunds that were receivable at December 31, 2004 and the sale of shares of Rent-Way, Inc. common stock with a carrying value of $6.1 million in 2005.
Deferred Income Taxes Payable. The decrease of $20.0 million in deferred income taxes payable at December 31, 2005 from December 31, 2004 is primarily the result of previously benefiting from the additional first-year or “bonus” depreciation allowance under U.S. federal income tax law, which generally allowed the Company to accelerate the depreciation on rental merchandise it acquired after September 10, 2001 and placed in service prior to January 1, 2005. The Company anticipates having to make future tax payments on its income as a result of expected profitability and the taxes that are now due on accelerated or “bonus” depreciation deductions that were taken in prior periods.
Credit Facilities. The $95.2 million increase in the amounts we owe under our credit facilities to $211.9 million from $116.7 million on December 31, 2005 and 2004, respectively, reflects net borrowings under our revolving credit facility and notes during 2005 primarily to fund purchases of rental merchandise, acquisitions, real estate, tax payments and working capital. In 2005, we entered into a note purchase agreement with a consortium of insurance companies. Pursuant to this agreement, the Company and its two subsidiaries as co-obligors issued $60.0 million in senior unsecured notes to the purchasers in a private placement. The Company used the proceeds from this financing to replace shorter-term borrowings under the Company’s revolving credit agreement.
Liquidity and Capital Resources
General
Cash flows (used by) and generated from operating activities for the years ended December 31, 2005 and 2004 were $(6.5) million and $34.7 million, respectively. Our primary capital requirements consist of buying rental merchandise for both Company-operated sales and lease ownership and corporate furnishings stores. As Aaron Rents continues to grow, the need for additional rental merchandise will continue to be our major capital requirement. These capital requirements historically have been financed through:
•	cash flow from operations

•	bank credit

•	trade credit with vendors

•	proceeds from the sale of rental return merchandise

•	private debt

•	stock offerings
At December 31, 2005, $81.3 million was outstanding under our revolving credit agreement. Additionally, we entered into an $18.0 million demand note as a means of temporary financing and at December 31, 2005 $10.0 million was outstanding under this note. The increase in borrowings is primarily attributable to cash borrowed for purchases of rental merchandise, acquisitions, tax payments, and working capital. Our revolving credit agreement provides for maximum borrowings of $87.0 million and expires on May 28, 2007. We have $40.0 million in aggregate principal amount of 6.88% senior unsecured notes due August 2009 currently outstanding, the first principal repayments for which were due and paid in 2005 in the aggregate amount of $10.0 million. Additionally, we have $60.0 million in aggregate principal amount of 5.03% senior unsecured notes due July 2012 currently outstanding, principal repayments for which are first required in 2008. From time to time, we use interest rate swap agreements as part of our overall long-term financing program.
Our revolving credit agreement, senior unsecured notes, and the construction and lease facility and franchisee loan program discussed below, contain financial covenants which, among other things, forbid us from exceeding certain debt to equity levels and require us to maintain minimum fixed charge coverage ratios. If we fail to comply with these covenants, we will be in default under these agreements, and all amounts would become due immediately. These covenants were amended in July 2005 as a result of entry into the note purchase agreement for $60.0 million in senior unsecured notes. The credit agreements were amended for the purpose of permitting the new issuance of the note purchase agreement and amending the negative covenants in the revolving credit agreement. We were in compliance with all of these covenants at December 31, 2005.
On February 27, 2006, we entered into a second amendment to the revolving credit agreement to increase the maximum borrowing limit to $140.0 million from $87.0 million and extend the expiration date to May 28, 2008. The franchise loan facility and guaranty was amended to decrease the maximum commitment amount from $140.0 million to $115.0 million.
We purchase our common shares in the market from time to time as authorized by our Board of Directors. As of December 31, 2005, Aaron Rents was authorized by its Board of Directors to purchase up to an additional 2,670,502 common shares.
We have a consistent history of paying dividends, having paid dividends for 19 consecutive years. A $.013 per share dividend on Common Stock and Class A Common Stock was paid in January 2004 and July 2004. In addition, in July 2004 our Board of Directors declared a 3-for-2 stock split, effected in the form of a 50% stock dividend, which was distributed to shareholders in August 2004. In August 2004, our Board of Directors announced an increase in the frequency of the $0.013 per share cash dividends on both Common Stock and Class A Common Stock from a semi-annual to a quarterly basis. The payment for the third quarter of 2004 was distributed in October 2004 for a total fiscal year cash outlay of $2.0 million. The payment for the fourth quarter of 2004 was paid in January 2005. The payment for the first quarter 2005 was paid in April 2005, the payment for the second quarter was paid in July 2005, and the payment for the third quarter was paid in November 2005 for a total cash outlay of $2.6 million in 2005. The payment for the fourth quarter was paid in January 2006. Our Board of Directors increased the dividend 7.7% for the third quarter of 2005 on August 4, 2005 to $.014 per share from the previous quarterly dividend of $.013 per share. The fourth quarter of 2005 dividend was also $.014 per share. Subject to sufficient operating profits, to any future capital needs and to other contingencies, we currently expect to continue our policy of paying dividends.
If we achieve our expected level of growth in our operations, we anticipate we will supplement our expected cash flows from operations, existing credit facilities, vendor credit, and proceeds from the sale of rental return merchandise by expanding our existing credit facilities, by securing additional debt financing, or by seeking other sources of capital to ensure we will be able to fund our capital and liquidity needs for at least the next 24 months. We believe we can secure these additional sources of liquidity in the ordinary course of business.
Commitments
Construction and Lease Facility. On October 31, 2001, we renewed our $25.0 million construction and lease facility. From 1996 to 1999, we arranged for a bank holding company to purchase or construct properties identified by us pursuant to this facility, and we subsequently leased these properties from the bank holding company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2005 was $24.5 million. Since the resulting leases are accounted for as operating leases, we do not record any debt obligation on our balance sheet. This construction and lease facility expires in 2006. The construction and lease facility was amended in July 2005 as a result of entry into a note purchase agreement for $60.0 million in senior unsecured notes. The facility was amended for the purpose of permitting the new issuance of the note purchase agreement and amending the negative covenants in the revolving credit agreement. Lease payments fluctuate based upon current interest rates and are generally based upon LIBOR plus 135 basis points. The lease facility contains residual value guarantee and default guarantee provisions that would require us to make payments to the lessor if the underlying properties are worth less at termination of the facility than agreed upon values in the agreement. Although we have not recognized any liability to date under the guarantee provisions and believe the likelihood of funding to be remote, the maximum guarantee obligation under the residual value and default guarantee provisions upon termination are $20.9 million and $24.5 million, respectively, at December 31, 2005.
Income Taxes. During 2005, we made $51.2 million in income tax payments. During 2006, we anticipate that we will make cash payments for income taxes approximating $55 million. The Company has in the past benefited from the additional first-year or “bonus” depreciation allowance under U.S. federal income tax law, which generally allowed the Company to accelerate the depreciation on rental merchandise it acquired after September 10, 2001 and placed in service prior to January 1, 2005. The Company anticipates having to make future tax payments on its income as a result of expected profitability and the taxes that are now due on accelerated or “bonus” depreciation deductions that were taken in prior periods.

Leases. We lease warehouse and retail store space for substantially all of our operations under operating leases expiring at various times through 2021. Most of the leases contain renewal options for additional periods ranging from one to 15 years or provide for options to purchase the related property at predetermined purchase prices that do not represent bargain purchase options. We also lease transportation and computer equipment under operating leases expiring during the next five years. We expect that most leases will be renewed or replaced by other leases in the normal course of business.
We have 24 capital leases, 22 of which are with limited liability companies (“LLC’s”) whose owners include certain Aaron Rents’ executive officers and our controlling shareholder. Eleven of these related party leases relate to properties purchased from Aaron Rents in October and November 2004 by one of the LLC’s for a total purchase price of $6.8 million. This LLC is leasing back these properties to Aaron Rents for a 15-year term, with a five-year renewal at the Company’s option, at an aggregate annual rental of $883,000. Another eleven of these related party leases relate to properties purchased from Aaron Rents in December 2002 by one of the LLC’s for a total purchase price of approximately $5.0 million. This LLC is leasing back these properties to Aaron Rents for a 15-year term at an aggregate annual rental of $702,000.
The other related party capital lease relates to a property sold by Aaron Rents to a second LLC for $6.3 million in April 2002 and leased back to Aaron Rents for a 15-year term at an annual rental of $681,000. See Note D to the Consolidated Financial Statements. None of the sale transactions resulted in any gain or loss in our financial statements, and we did not change the basis of the assets subject to the leases. These transactions were accounted for as financings.
We finance a portion of our store expansion through sale-leaseback transactions. The properties are sold at net book value and the resulting leases qualify and are accounted for as operating leases. We do not have any retained or contingent interests in the stores nor do we provide any guarantees, other than a corporate level guarantee of lease payments, in connection with the sale-leasebacks. The operating leases that resulted from these transactions are included in the table below.
Franchise Guaranty. We have guaranteed the borrowings of certain independent franchisees under a franchise loan program with several banks. In the event these franchisees are unable to meet their debt service payments or otherwise experience an event of default, we would be unconditionally liable for a portion of the outstanding balance of the franchisee’s debt obligations, which would be due in full within 90 days of the event of default. At December 31, 2005, the portion that we might be obligated to repay in the event our franchisees defaulted was $100.6 million. However, due to franchisee borrowing limits, we believe any losses associated with any defaults would be mitigated through recovery of rental merchandise and other assets. Since its inception, we have had no losses associated with the franchisee loan and guaranty program.
We have no long-term commitments to purchase merchandise. See Note F to the Consolidated Financial Statements for further information. The following table shows our approximate contractual obligations and commitments to make future payments as of December 31, 2005:

		Period Less	Period 2-3	Period 4-5	Period Over
(In Thousands)	Total	Than 1 Year	Years	Years	5 Years
Credit Facilities, Excluding Capital Leases	$194,667	$20,004	$113,346	$34,012	$27,305
Capital Leases	17,206	643	1,663	2,108	12,792
Operating Leases	247,974	68,269	96,562	42,349	40,794

Total Contractual Cash Obligations	$459,847	$88,916	$211,571	$78,469	$80,891

The following table shows the Company’s approximate commercial commitments as of December 31, 2005:

	Total
	Amounts	Period Less	Period 2-3	Period 4-5	Period Over
(In Thousands)	Committed	Than 1 Year	Years	Years	5 Years
Guaranteed Borrowings of Franchisees	$100,631	$100,631	$—	$—	$—
Residual Value Guarantee Under Operating Leases	20,858	20,858	—	—	—

Total Commercial Commitments	$121,489	$121,489	$—	$—	$—

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
Market Risk
From time-to-time, we manage our exposure to changes in short-term interest rates, particularly to reduce the impact on our variable payment construction and lease facility and floating-rate borrowings, by entering into interest rate swap agreements. These swap agreements involve the receipt of amounts by us when floating rates exceed the fixed rates and the payment of amounts by us to the counterparties when fixed rates exceed the floating rates in the agreements over their term. We accrue the differential we may pay or receive as interest rates change, and recognize it as an adjustment to the floating rate interest expense related to our debt. The counterparties to these contracts are high credit quality commercial banks, which we believe largely minimizes the risk of counterparty default.
At December 31, 2005 we did not have any swap agreements.
We do not use any market risk sensitive instruments to hedge commodity, foreign currency, or risks other than interest rate risk, and hold no market risk sensitive instruments for trading or speculative purposes.
Recent Accounting Pronouncements
In September 2004, the Emerging Issues Task Force (EITF) of the FASB issued EITF issued EITF Issue No. 04-1, Accounting for Preexisting Relationships Between the Parties to a Business Combination (“EITF 04-1”). EITF 04-1 requires an acquirer in a business combination to evaluate any preexisting relationships with the acquire party to determine if the business combination in effect contains a settlement of the preexisting relationship. A business combination between parties with a preexisting relationship should be viewed as a multiple element transaction. EITF 04-1 is effective for business combinations after October 13, 2004, but requires goodwill resulting from prior business combinations involving parties with a preexisting relationship to be tested for impairment by applying the guidance in the consensus. The adoption of EITF 04-1 did not have a material impact on the Company’s financial condition or results of operations.
In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs — An Amendment of ARB No. 43, Chapter 4 (SFAS 151). SFAS 151 amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for the Company beginning January 1, 2006. Management is currently assessing the impact of SFAS 151, but does not expect the impact to be material.
In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-based Payment (SFAS 123R). SFAS 123R amends SFAS 123 to require adoption of the fair value method of accounting for employee stock options effective June 30, 2005. The transition guidance in SFAS 123R specifies that compensation expense for options granted prior to the effective date be recognized over the remaining vesting period of those options, and that compensation expense for options granted subsequent to the effective date be recognized over the vesting period of those options. Management is currently assessing the impact of SFAS 123R, but does not expect the impact to be material.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in an accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for accounting changes and error corrections occurring in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 is not anticipated to have a material effect on the Company’s financial position or results of operations.
In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47). FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company’s leases contain asset retirement obligations related to the removal of signage at the termination of these leases. The Company adopted FIN 47 for the year ended December 31, 2005. The impact of adoption was not material.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
AARON RENTS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2005	2004
	(In Thousands, Except Share Data)
ASSETS:
Cash	$6,973	$5,865
Accounts Receivable (net of allowances of $2,742 in 2005 and $1,963 in 2004)	42,812	32,736
Rental Merchandise	811,335	639,192
Less: Accumulated Depreciation	(260,403)	(213,625)

	550,932	425,567
Property, Plant and Equipment, Net	133,759	111,118
Goodwill and Other Intangibles, Net	101,085	74,874
Prepaid Expenses and Other Assets	22,954	50,128

Total Assets	$858,515	$700,288

LIABILITIES & SHAREHOLDERS’ EQUITY:
Accounts Payable and Accrued Expenses	$112,817	$93,565
Dividends Payable	699	647
Deferred Income Taxes Payable	75,197	95,173
Customer Deposits and Advance Payments	23,458	19,070
Credit Facilities	211,873	116,655

Total Liabilities	424,044	325,110

Commitments & Contingencies

Shareholders’ Equity:
Common Stock, Par Value $.50 Per Share; Authorized: 50,000,000 Shares; Shares Issued: 44,989,602 at December 31, 2005 and 2004	22,495	22,495
Class A Common Stock, Par Value $.50 Per Share; Authorized: 25,000,000 Shares; Shares Issued: 12,063,856 at December 31, 2005 and 2004	6,032	6,032
Additional Paid-in Capital	92,852	91,032
Retained Earnings	349,377	294,077
Accumulated Other Comprehensive Loss	(14)	(539)

	470,742	413,097

Less: Treasury Shares at Cost,
Common Stock, 3,358,521 and 3,625,230 Shares at December 31, 2005 and 2004, respectively	(20,367)	(22,015)
Class A Common Stock, 3,667,623 Shares at December 31, 2005 and 2004	(15,904)	(15,904)

Total Shareholders’ Equity	434,471	375,178

Total Liabilities & Shareholders’ Equity	$858,515	$700,288

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	(In Thousands, Except Per Share)
REVENUES:
Rentals and Fees	$845,162	$694,293	$553,773
Retail Sales	58,366	56,259	68,786
Non-Retail Sales	185,622	160,774	120,355
Franchise Royalties and Fees	29,474	25,093	19,328
Other	6,881	10,061	4,555

	1,125,505	946,480	766,797

COSTS AND EXPENSES:
Retail Cost of Sales	39,054	39,380	50,913
Non-Retail Cost of Sales	172,807	149,207	111,714
Operating Expenses	507,158	414,518	344,884
Depreciation of Rental Merchandise	305,630	253,456	195,661
Interest	8,519	5,413	5,782

	1,033,168	861,974	708,954

EARNINGS BEFORE INCOME TAXES	92,337	84,506	57,843

INCOME TAXES	34,344	31,890	21,417

NET EARNINGS	$57,993	$52,616	$36,426

EARNINGS PER SHARE	$1.16	$1.06	$0.74

EARNINGS PER SHARE ASSUMING DILUTION	$1.14	$1.04	$0.73

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

							Accumulated Other
							Comprehensive (Loss)Income
							Derivatives
	Treasury Stock		Common Stock		Additional	Retained	Designated as	Marketable
(In Thousands, Except Per Share)	Shares	Amount	Common	Class A	Paid-in Capital	Earnings	Hedges	Securities

Balance, January 1, 2003	(8,197)	$(41,696)	$9,998	$2,681	$87,502	$223,928	$(1,972)	$104
Dividends, $.022 per share						(1,090)
Stock Dividend			4,999	1,340	(54)	(6,340)
Reissued Shares	306	1,635			857
Net Earnings						36,426
Change in Fair Value of Financial Instruments, Net of Income Taxes of $1,209							1,031	837

Balance, December 31, 2003	(7,891)	(40,061)	14,997	4,021	88,305	252,924	(941)	941
Dividends, $.039 per share						(1,954)
Stock Dividend			7,498	2,011	(80)	(9,509)
Reissued Shares	598	2,142			2,807
Net Earnings						52,616
Change in Fair Value of Financial Instruments, Net of Income Taxes of $119							662	(1,201)

Balance, December 31, 2004	(7,293)	(37,919)	22,495	6,032	91,032	294,077	(279)	(260)
Dividends, $.054 Per share						(2,693)
Reissued Shares	267	1,648			1,820
Net Earnings						57,993
Change in Fair Value of Financial Instruments, Net of Income Taxes of $284							279	246

Balance, December 31, 2005	(7,026)	$(36,271)	$22,495	$6,032	$92,852	$349,377	$—	$(14)

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003
	(In Thousands)
OPERATING ACTIVITIES:
Net Earnings	$57,993	$52,616	$36,426
Depreciation and Amortization	333,131	277,187	215,397
Additions to Rental Merchandise	(647,657)	(528,255)	(384,429)
Book Value of Rental Merchandise Sold or Disposed	233,861	206,589	178,460
Deferred Income Taxes	(20,261)	39,919	3,496
Gain on Marketable Securities	(579)	(5,481)	—
Loss (Gain) on Sale of Property, Plant, and Equipment	148	84	(814)
Change in Income Taxes Receivable, included in Prepaid Expenses and Other Assets	18,553	(20,023)	—
Change in Accounts Payable and Accrued Expenses	17,025	4,118	17,275
Change in Accounts Receivable	(10,076)	(1,858)	(3,905)
Other Changes, Net	11,375	9,842	6,630

Cash (Used by) Provided by Operating Activities	(6,487)	34,738	68,536

INVESTING ACTIVITIES:
Additions to Property, Plant and Equipment	(61,449)	(37,723)	(37,898)
Contracts and Other Assets Acquired	(46,725)	(38,497)	(44,347)
Proceeds from Sale of Marketable Securities	6,993	7,592	—
Investment in Marketable Securities	—	(6,436)	(715)
Proceeds from Sale of Property, Plant, and Equipment	14,000	4,760	8,025

Cash Used by Investing Activities	(87,181)	(70,304)	(74,935)

FINANCING ACTIVITIES:
Proceeds from sale of senior notes	60,000	—	—
Proceeds from Credit Facilities	450,854	287,307	86,424
Repayments on Credit Facilities	(415,636)	(250,222)	(80,119)
Dividends Paid	(2,641)	(2,042)	(924)
Issuance of Stock Under Stock Option Plans	2,199	1,701	1,789

Cash Provided by Financing Activities	94,776	36,744	7,170

Increase in Cash	1,108	1,178	771
Cash at Beginning of Year	5,865	4,687	3,916

Cash at End of Year	$6,973	$5,865	$4,687

Cash Paid During the Year:
Interest	$8,395	$5,361	$6,759
Income Taxes	$51,228	$16,783	$4,987
The accompanying notes are an integral part of the Consolidated Financial Statements.

Note A: Summary of Significant Accounting Policies
As of December 31, 2005 and 2004, and for the Years Ended December 31, 2005, 2004 and 2003.
Basis of Presentation — The consolidated financial statements include the accounts of Aaron Rents, Inc. and its wholly owned subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated. The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. Generally, actual experience has been consistent with management’s prior estimates and assumptions. Management does not believe these estimates or assumptions will change significantly in the future absent unsurfaced or unforeseen events.
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
Line of Business — The Company is engaged in the business of renting and selling residential and office furniture, consumer electronics, appliances, computers, and other merchandise throughout the U.S., Puerto Rico, and Canada. The Company manufactures furniture principally for its corporate furnishings and sales and lease ownership operations.
Cash — In balance sheet and statement of cash flow presentations prior to December 31, 2004, checks outstanding were classified as a reduction to cash. Since the financial institutions with checks outstanding and those with deposits on hand did not and do not have legal right of offset, we have reclassified checks outstanding in certain zero balance bank accounts to accounts payable for all consolidated balance sheets and consolidated statements of cash flows presented. This reclassification had the effect of increasing both cash and accounts payable and accrued expenses by $4.6 million and $3.8 million for the years ended December 31, 2003 and 2002, respectively.
Certain transactions previously reflected as a reduction of book value of rental merchandise sold or disposed in the accompanying consolidated statement of cash flows for the years ended December 31, 2003 are reflected as an addition to rental merchandise for the year ended December 31, 2004. These transactions were reclassified in the accompanying consolidated statements of cash flows, resulting in increases in both additions to rental merchandise and book value of rental merchandise sold or disposed of $10.6 million for the year ended December 31, 2003.
Rental Merchandise — The Company’s rental merchandise consists primarily of residential and office furniture, consumer electronics, appliances, computers, and other merchandise and is recorded at cost. The sales and lease ownership division depreciates merchandise over the rental agreement period, generally 12 to 24 months when on rent and 36 months when not on rent, to a 0% salvage value. The corporate furnishings division depreciates merchandise over its estimated useful life, which ranges from six months to 60 months, net of its salvage value, which ranges from 0% to 60% of historical cost. The Company’s policies require weekly rental merchandise counts by store managers, which include write-offs for unsalable, damaged, or missing merchandise inventories. Full physical inventories are generally taken at the fulfillment and manufacturing facilities on a quarterly basis, and appropriate provisions are made for missing, damaged and unsalable merchandise. In addition, the Company monitors rental merchandise levels and mix by division, store, and fulfillment center, as well as the average age of merchandise on hand. If unsalable rental merchandise cannot be returned to vendors, it is adjusted to its net realizable value or written off.
All rental merchandise is available for rental or sale. On a monthly basis, all damaged, lost or unsalable merchandise identified is written off. Effective September 30, 2004, the Company began recording rental merchandise adjustments on the allowance method. In connection with the adoption of this method, a one-time adjustment of $2.5 million was recorded to establish a rental merchandise allowance reserve. Rental merchandise adjustments in the future under this new method are expected to be materially consistent with the prior year’s adjustments under the direct-write off method. Rental merchandise write-offs, including the effect of the establishment of the reserve mentioned above, totaled $22.9 million, $18.0 million, and $11.9 million during the years ended December 31, 2005, 2004, and 2003, respectively, and are included in operating expenses in the accompanying consolidated statements of earnings.
Property, Plant and Equipment — The Company records property, plant, and equipment at cost. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the respective assets, which are from 8 to 40 years for buildings and improvements and from one to five years for other depreciable property and equipment. Gains and losses related to dispositions and retirements are recognized as incurred. Maintenance and repairs are also expensed as incurred; renewals and betterments are capitalized. Depreciation expense, included in operating expenses in the accompanying consolidated statements of earnings, for property, plant, and equipment was $25.6 million, $22.2 million, and $19.2 million during the years ended December 31, 2005, 2004, and 2003, respectively.
Goodwill and Other Intangibles — Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. The Company accounts for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis. When the fair value is less than the related carrying value, entities are required to reduce the carrying value of goodwill. The approach to evaluating the recoverability of goodwill as outlined in SFAS No. 142 requires the use of valuation techniques using estimates and assumptions about projected future operating results and other variables. The Company has elected to perform this annual evaluation on September 30. More frequent evaluations will be completed if indicators of impairment become evident. The impairment approach required by SFAS No. 142 may have the effect of increasing the volatility of the Company’s earnings if goodwill impairment occurs at a future date. Other Intangibles represent the value of customer relationships acquired in connection with business acquisitions as well as acquired franchise development rights, recorded at fair value as determined by the Company. As of December 31, 2005 and 2004, the net intangibles other than goodwill was $3.6 million and $1.9 million, respectively. The customer relationship intangible is amortized on a straight-line basis over a two-year useful life while acquired franchise development rights are amortized over the unexpired life of the franchisee’s ten year area development agreement. Amortization expense on intangibles, included in operating expenses in the accompanying consolidated statements of earnings, was $2.0 million, $1.6 million, and $.5 million during the years ended December 31, 2005, 2004, and 2003, respectively.
Impairment — The Company assesses its long-lived assets other than goodwill for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows were less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. Impairment losses, if any, are measured based upon the difference between the carrying amount and the fair value of the assets.
Investments in Marketable Securities — The Company holds certain marketable equity securities and has designated these securities as available-for-sale. The fair value of these securities was $59,000 and $6.0 million as of December 31, 2005 and 2004, respectively. These amounts are included in prepaid expenses and other assets in the accompanying consolidated balance sheets. In May of 2004, the Company sold its holdings in Rainbow Rentals, Inc. with a cost basis of $2.1 million for cash proceeds of $7.6 million in connection with Rent-A-Center, Inc.’s acquisition of Rainbow Rentals, Inc. The Company recognized an after-tax gain of $3.4 million on this transaction. In May and June of 2005, the Company sold its holdings in Rent-Way, Inc. with a cost basis of $6.4 million for cash proceeds of $7.0 million. The Company recognized an after-tax gain of $355,000 on this transaction. In connection with this gain recognition, $355,000 and $3.4 million was transferred from unrealized gains within accumulated other comprehensive income to net income on the accompanying Consolidated Statement of Earnings for the years ended December 31, 2005 and 2004, respectively.
Deferred Income Taxes are provided for temporary differences between the amounts of assets and liabilities for financial and tax reporting purposes. Such temporary differences arise principally from the use of accelerated depreciation methods on rental merchandise for tax purposes.
Fair Value of Financial Instruments — The carrying amounts reflected in the consolidated balance sheets for cash, accounts receivable, bank and other debt approximate their respective fair values. The fair value of the liability for interest rate swap agreements, included in accounts payable and accrued expenses in the accompanying consolidated balance sheets, was $346,000 at December 31, 2004, based upon quotes from financial institutions. At December 31, 2004 the carrying amount for variable rate debt approximates fair market value since the interest rates on these instruments are reset periodically to current market rates. At December 31, 2005 the Company did not have any swap agreements.
At December 31, 2005 and 2004 the fair market value of fixed rate long-term debt was $113.9 million and $51.4 million, respectively, based on quoted prices for similar instruments.
Revenue Recognition — Rental revenues are recognized as revenue in the month they are due. Rental payments received prior to the month due are recorded as deferred rental revenue. Until all payments are received under sales and lease ownership agreements, the Company maintains ownership of the rental merchandise. Revenues from the sale of merchandise to franchisees are recognized at the time of receipt by the franchisee, and revenues from such sales to other customers are recognized at the time of shipment, at which time title and risk of ownership are transferred to the customer. Please refer to Note I for discussion of recognition of other franchise related revenues.
Cost of Sales — Included in cost of sales is the net book value of merchandise sold, primarily using specific identification in the sales and lease ownership division and first-in, first-out in the corporate furnishings division. It is not practicable to allocate operating expenses between selling and rental operations.
Shipping and Handling Costs — The Company classifies shipping and handling costs as operating expenses in the accompanying consolidated statements of earnings and these costs totaled $40.5 million in 2005, $31.1 million in 2004, and $24.9 million in 2003.
Advertising — The Company expenses advertising costs as incurred. Advertising costs are recorded as expense the first time an advertisement appears. Such costs aggregated $27.1 million in 2005, $22.4 million in 2004, and $18.7 million in 2003. In addition, certain advertising expenses were offset by cooperative advertising consideration received from vendors, substantially all of which represents reimbursement of specific, identifiable, and incremental costs incurred in selling those vendors’ products.
Stock Based Compensation — The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations in accounting for its employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS 123). The Company grants stock options for a fixed number of shares to employees primarily with an exercise price equal to the fair value of the shares at the date of grant and, accordingly, recognizes no compensation expense for these stock option grants. The Company also has granted stock options for a fixed number of shares to certain key executives with an exercise price below the fair value of the shares at the date of grant (“Key Executive grants”). Compensation expense for Key Executive grants is recognized over the three-year vesting period of the options for the difference between the exercise price and the fair value of a share of Common Stock on the date of grant times the number of options granted. Income tax benefits resulting from stock option exercises credited to additional paid-in capital totaled $1.9 million, $3.2 million, and $703,000 in 2005, 2004, and 2003, respectively.
For purposes of pro forma disclosures under SFAS No. 123 as amended by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options’ vesting period. The following table illustrates the effect on net earnings and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(In Thousands, Except Per Share)	2005	2004	2003

Net Earnings before effect of Key Executive grants	$58,522	$52,854	$36,426
Expense effect of Key Executive grants recognized	(529)	(238)	—

Net earnings as reported	57,993	52,616	36,426
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,996)	(1,687)	(1,345)

Pro forma net earnings	$55,997	$50,929	$35,081

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(In Thousands, Except Per Share)	2005	2004	2003

Earnings per share:
Basic — as reported	$1.16	$1.06	$.74

Basic — pro forma	$1.12	$1.03	$.71

Diluted — as reported	$1.14	$1.04	$.73

Diluted — pro forma	$1.11	$1.01	$.70

Closed Store Reserves — From time to time the Company closes or consolidates stores. The charges related to the closing or consolidating of these stores primarily consist of reserving the net present value of future minimum payments under the stores’ real estate leases. As of both December 31, 2005 and 2004, accounts payable and accrued expenses in the accompanying Consolidated Balance Sheets included $1.3 million and $2.2 million, respectively, for closed store expenses.
Insurance Reserves — Estimated insurance reserves are accrued primarily for group health and workers compensation benefits provided to the Company’s employees. Estimates for these insurance reserves are made based on actual reported but unpaid claims and actuarial analyses of the projected claims run off for both reported and incurred but not reported claims. Effective on September 30, 2004, the Company revised certain estimates related to the accrual for group health self-insurance based on favorable claims experience as well as on the experience that the time periods between the liability for a claim being incurred and the claim being reported had declined. The change in estimates resulted in a reduction in expenses of $1.4 million in 2004. The group health self-insurance liability and expense are included in accounts payable and accrued expenses, and in operating expenses in the accompanying consolidated balance sheets and statements of earnings, respectively.
Derivative Instruments and Hedging Activities — From time to time, the Company uses interest rate swap agreements to synthetically manage the interest rate characteristics of a portion of its outstanding debt and to limit the Company’s exposure to rising interest rates. The Company designates at inception that interest rate swap agreements hedge risks associated with future variable interest payments and monitors each swap agreement to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on a high correlation between changes in the value of the underlying hedged item and the derivative instrument. The Company records amounts to be received or paid as a result of interest swap agreements as an adjustment to interest expense. Generally, the Company’s interest rate swaps are designated as cash flow hedges. In the event of early termination or redesignation of interest rate swap agreements, any resulting gain or loss would be deferred and amortized as an adjustment to interest expense of the related debt instrument over the remaining term of the original contract life of the agreement. In the event of early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the associated swap would be recognized in income or expense at the time of extinguishment. There was no net income effect related to swap ineffectiveness in 2004. For the year ended December 31, 2003, the Company’s net income included an after-tax benefit of $170,000 related to swap ineffectiveness. The Company does not enter into derivatives for speculative or trading purposes. The fair value of the swaps as of December 31, 2004 and 2003 of $.3 million and $1.4 million, respectively, are included in accounts payable and accrued expenses in the accompanying consolidated balance sheets. At December 31, 2005 the Company did not have any swap agreements.
Comprehensive Income — For the years ended December 31, 2005, 2004 and 2003, comprehensive income totaled $58.0 million, $52.1 million, and $38.3 million, respectively.
New Accounting Pronouncements — In September 2004, the Emerging Issues Task Force of the FASB (“EITF”) issued EITF Issue No. 04-1, Accounting for Preexisting Relationships Between the Parties to a Business Combination (“EITF 04-1”). EITF 04-1 requires an acquirer in a business combination to evaluate any preexisting relationships with the acquire party to determine if the business combination in effect contains a settlement of the preexisting relationship. A business combination between parties with a preexisting relationship should be viewed as a multiple element transaction. EITF 04-1 is effective for business combinations after October 13, 2004, but requires goodwill resulting from prior business combinations involving parties with a preexisting relationship to be tested for impairment by applying the guidance in the consensus. The adoption of EITF 04-1 did not have a material impact on the Company’s financial condition or results of operations.
In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs — An Amendment of ARB No. 43, Chapter 4 (SFAS 151). SFAS 151 amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for the Company beginning January 1, 2006. Management is currently assessing the impact of SFAS 151, but does not expect the impact to be material.
In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-based Payment (SFAS 123R). SFAS 123R amends SFAS 123 to require adoption of the fair value method of accounting for employee stock options. In April 2005, the SEC extended the adoption date of SFAS 123R to January 1, 2006 for calendar-year companies. The transition guidance in SFAS 123R specifies that compensation expense for options granted prior to the effective date be recognized over the remaining vesting period of those options, and that compensation expense for options granted subsequent to the effective date be recognized over the vesting period of those options. Management is currently assessing the impact of SFAS 123R, but does not expect the impact to be material.
In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in an accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for accounting changes and error corrections occurring in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 is not anticipated to have a material effect on the Company’s financial position or results of operations.
In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47). FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company’s leases contain asset retirement obligations related to the removal of signage at the termination of these leases. The Company adopted FIN 47 for the year ended December 31, 2005. The impact of adoption was not material.
Note B: Earnings Per Share
Earnings per share is computed by dividing net income by the weighted average number of common and class A common shares outstanding during the year, which were approximately 49,846,000 shares in 2005, 49,602,000 shares in 2004, and 48,964,000 shares in 2003. The computation of earnings per share assuming dilution includes the dilutive effect of stock options and awards. Such stock options and awards had the effect of increasing the weighted average shares outstanding assuming dilution by approximately 959,000 in 2005, 973,000 in 2004, and 819,000 in 2003.
Note C: Property, Plant and Equipment
Following is a summary of the Company’s property, plant, and equipment at December 31:

(In Thousands)	2005	2004

Land	$15,934	$11,687
Buildings and Improvements	46,805	39,305
Leasehold Improvements and Signs	72,842	63,291
Fixtures and Equipment	45,343	36,518
Assets Under Capital Lease:
with Related Parties	15,734	15,734
with Unrelated Parties	1,475	1,475
Construction in Progress	6,449	4,339

	204,582	172,349
Less: Accumulated Depreciation and Amortization	(70,823)	(61,231)

	$133,759	$111,118

Note D: Credit Facilities
Following is a summary of the Company’s credit facilities at December 31:

(In Thousands)	2005	2004

Bank Debt	$91,336	$45,528
Senior Unsecured Notes	100,000	50,000
Capital Lease Obligation:
with Related Parties	16,141	16,596
with Unrelated Parties	1,066	1,197
Other Debt	3,330	3,334

	$211,873	$116,655

Bank Debt — The Company has a revolving credit agreement dated May 28, 2004 with several banks providing for unsecured borrowings up to $87.0 million, which includes a $12.0 million credit line to fund daily working capital requirements. Amounts borrowed bear interest at the lower of the lender’s prime rate or LIBOR plus 125 basis points. The pricing under the working capital line is based upon overnight bank borrowing rates. At December 31, 2005 and 2004, respectively, an aggregate of $81.3 million (bearing interest at 5.35%) and $45.5 million (bearing interest at 3.41%) was outstanding under the revolving credit agreement. The Company pays a .20% commitment fee on unused balances. The weighted average interest rate on borrowings under the revolving credit agreement (before giving effect to interest rate swaps in 2004 and 2003) was 4.42% in 2005, 2.72% in 2004, and 2.53% in 2003. The revolving credit agreement expires May 28, 2007. See Note N for subsequent event disclosures.
The revolving credit agreement contains certain covenants which require that the Company not permit its consolidated net worth as of the last day of any fiscal quarter to be less than the sum of (a) $338,340,000 plus (b) 50% of the Company’s consolidated net income (but not loss) for the period beginning April 1, 2004 and ending on the last day of such fiscal quarter. It also places other restrictions on additional borrowings and requires the maintenance of certain financial ratios. The revolving credit agreement was amended in July 2005 as a result of entry into a note purchase agreement for $60.0 million in senior unsecured notes. The agreement was amended for the purpose of permitting a new issuance of senior unsecured notes and amending the negative covenants in the revolving credit agreement. At December 31, 2005, $47.2 million of retained earnings was available for dividend payments and stock repurchases under the debt restrictions, and the Company was in compliance with all covenants.
On December 16, 2005 the Company entered into an $18.0 million demand note as a means of temporary financing and at December 31, 2005 $10.0 million was outstanding at a rate of LIBOR plus 100 basis points.
Senior Unsecured Notes — On August 14, 2002, the Company sold $50.0 million in aggregate principal amount of senior unsecured notes in a private placement to a consortium of insurance companies. The unsecured notes mature August 13, 2009. Quarterly interest only payments at an annual rate of 6.88% are due for the first two years followed by annual $10,000,000 principal repayments plus interest for the five years thereafter. The notes were amended in July 2005 as a result of entry into a note purchase agreement for an additional $60.0 million in senior unsecured notes to the purchasers in a private placement. The agreement was amended for the purpose of permitting the new issuance of the notes and amending the negative covenants in the revolving credit agreement.
On July 27, 2005, the Company entered into a note purchase agreement with a consortium of insurance companies. Pursuant to this agreement, the Company and its two subsidiaries as co-obligors issued $60.0 million in senior unsecured notes to the purchasers in a private placement. The notes bear interest at a rate of 5.03% per year and mature on July 27, 2012. Interest only payments are due quarterly for the first two years, followed by annual $12 million principal repayments plus interest for the five years thereafter, beginning on July 27, 2008. The Company used the proceeds from this financing to replace shorter-term borrowings under the Company’s revolving credit agreement. The new note purchase agreement contains financial maintenance covenants, negative covenants regarding the Company’s other indebtedness, its guarantees and investments, and other customary covenants substantially similar to the covenants in the Company’s existing note purchase agreement, revolving credit facility, loan facility agreement and guaranty, and its construction and lease facility, as modified by the amendments described herein.

Capital Leases with Related Parties — In October and November 2004, the Company sold eleven properties, including leasehold improvements, to a separate limited liability corporation (“LLC”) controlled by a group of Company executives and managers, including the Company’s chairman, chief executive officer, and controlling shareholder. The LLC obtained borrowings collateralized by the land and buildings totaling $6.8 million. The Company occupies the land and buildings collateralizing the borrowings under a 15-year term lease, with a five-year renewal at the Company’s option, at an aggregate annual rental of $883,000. The transaction has been accounted for as a financing in the accompanying consolidated financial statements. The rate of interest implicit in the leases is approximately 9.7%. Accordingly, the land and buildings, associated depreciation expense, and lease obligations are recorded in the Company’s consolidated financial statements. No gain or loss was recognized in this transaction.
In December 2002, the Company sold eleven properties, including leasehold improvements, to a separate limited liability corporation (“LLC”) controlled by a group of Company executives and managers, including the Company’s chairman, chief executive officer, and controlling shareholder. The LLC obtained borrowings collateralized by the land and buildings totaling $5.0 million. The Company occupies the land and buildings collateralizing the borrowings under a 15-year term lease at an aggregate annual rental of approximately $702,000. The transaction has been accounted for as a financing in the accompanying consolidated financial statements. The rate of interest implicit in the leases is approximately 11.1%. Accordingly, the land and buildings, associated depreciation expense, and lease obligations are recorded in the Company’s consolidated financial statements. No gain or loss was recognized in this transaction.
In April 2002, the Company sold land and buildings with a carrying value of $6.3 million to a limited liability corporation (“LLC”) controlled by the Company’s major shareholder. Simultaneously, the Company and the LLC entered into a 15-year lease for the building and a portion of the land, with two five-year renewal options at the discretion of the Company. The LLC obtained borrowings collateralized by the land and building totaling $6.4 million. The Company occupies the land and building collateralizing the borrowings under a 15-year term lease at an aggregate annual rental of $681,000. The transaction has been accounted for as a financing in the accompanying consolidated financial statements. The rate of interest implicit in the lease financing is 8.7%. Accordingly, the land and building, associated depreciation expense, and the debt obligation are recorded in the Company’s consolidated financial statements. No gain or loss was recognized in this transaction.
Leases — The Company finances a portion of store expansion through sale-leaseback transactions. The properties are sold at net book value and the resulting leases qualify and are accounted for as operating leases. The Company does not have any retained or contingent interests in the stores nor does the Company provide any guarantees, other than a corporate level guarantee of lease payments, in connection with the sale-leasebacks.
Other Debt — Other debt at December 31, 2005 and 2004 includes $3.3 million of industrial development corporation revenue bonds. The average weighted borrowing rate on these bonds in 2005 was 2.61%. No principal payments are due on the bonds until maturity in 2015.
Future maturities under the Company’s Credit Facilities are as follows:

(In Thousands)

2006	$20,647
2007	92,094
2008	22,915
2009	23,004
2010	13,116
Thereafter	40,097

Note E: Income Taxes
Following is a summary of the Company’s income tax expense for the years ended December 31:

(In Thousands)	2005	2004	2003

Current Income Tax Expense (Benefit):
Federal	$50,064	$(7,720)	$16,506
State	4,541	(309)	1,415

	54,605	(8,029)	17,921

Deferred Income Tax (Benefit) Expense:
Federal	(17,751)	35,967	3,220
State	(2,510)	3,952	276

	(20,261)	39,919	3,496

	$34,344	$31,890	$21,417

Significant components of the Company’s deferred income tax liabilities and assets at December 31 are as follows:

(In Thousands)	2005	2004

Deferred Tax Liabilities:
Rental Merchandise and Property, Plant and Equipment	$81,388	$101,577
Other, Net	6,543	4,054

Total Deferred Tax Liabilities	87,931	105,631
Deferred Tax Assets:
Accrued Liabilities	4,915	4,948
Advance Payments	7,556	5,510
Other, Net	3,256	2,918

Total Deferred Tax Assets	15,727	13,376
Less Deferred Tax Valuation Allowance *	(2,993)	(2,918)

Net Deferred Tax Assets	12,734	10,458

Net Deferred Tax Liabilities	$75,197	$95,173

*	The Company has a net tax loss carryforward of $1.9 million which expires on varying dates through December 31, 2012.
The Company’s effective tax rate differs from the statutory U.S. Federal income tax rate for the years ended December 31 as follows:

	2005	2004	2003

Statutory Rate	35.0%	35.0%	35.0%
Increases in U.S. Federal Taxes
Resulting From:
State Income Taxes, Net of Federal Income Tax Benefit	2.2	2.8	2.0
Other, Net	—	(.1)	—

Effective Tax Rate	37.2%	37.7%	37.0%

Note F: Commitments
The Company leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2019. The Company also leases certain properties under capital leases that are more fully described in Note D. Most of the leases contain renewal options for additional periods ranging from one to 15 years or provide for options to purchase the related property at predetermined purchase prices that do not represent bargain purchase options. In addition, certain properties occupied under operating leases contain normal purchase options. The Company also has a $25.0 million construction and lease facility. Properties acquired by the lessor are purchased or constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2005 was $24.5 million. Since the resulting leases are operating leases, no debt obligation is recorded on the Company’s balance sheet. The Company also leases transportation and computer equipment under operating leases expiring during the next five years. Management expects that most leases will be renewed or replaced by other leases in the normal course of business.
Future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2005, are as follows: $68.3 million in 2006; $55.7 million in 2007; $40.9 million in 2008; $27.2 million in 2009; $15.1 million in 2010; and $40.8 million thereafter. Certain operating leases expiring in 2006 contain residual value guarantee provisions and other guarantees in the event of a default. Although the likelihood of funding under these guarantees is considered by the Company to be remote, the maximum amount the Company may be liable for under such guarantees is $24.5 million.
The Company has guaranteed certain debt obligations of some of the franchisees amounting to $100.6 and $99.7 million at December 31, 2005, and 2004, respectively. The Company receives guarantee fees based on such franchisees’ outstanding debt obligations, which it recognizes as the guarantee obligation is satisfied. The Company has recourse rights to the assets securing the debt obligations. As a result, the Company has never incurred any, nor does management expect to incur any, significant losses under these guarantees.
Rental expense was $59.9 million in 2005, $50.3 million in 2004, and $44.1 million in 2003.
The Company maintains a 401(k) savings plan for all full-time employees with at least one year of service with the Company and who meet certain eligibility requirements. The plan allows employees to contribute up to 10% of their annual compensation with 50% matching by the Company on the first 4% of compensation. The Company’s expense related to the plan was $676,000 in 2005, $506,000 in 2004, and $512,000 in 2003.
Note G: Shareholders’ Equity
The Company held 7,026,144 common shares in its treasury and was authorized to purchase an additional 2,670,502 shares at December 31, 2005. The Company’s articles of incorporation provide that no cash dividends may be paid on the Class A Common Stock unless equal or higher dividends are paid on the Common Stock.
If the number of the Class A Common Stock (voting) falls below 10% of the total number of outstanding shares of the Company, the Common Stock (non-voting) automatically converts into Class A Common Stock. The Common Stock may convert to Class A Common Stock in certain other limited situations whereby a national securities exchange rule might cause the Board of Directors to issue a resolution requiring such conversion. Management considers the likelihood of any conversion to be remote at the present time.
The Company has 1,000,000 shares of preferred stock authorized. The shares are issuable in series with terms for each series fixed by the Board and such issuance is subject to approval by the Board of Directors. No preferred shares have been issued.
Note H: Stock Options
The Company has stock option plans under which options to purchase shares of the Company’s Common Stock are granted to certain key employees. Under the plans, options granted become exercisable after a period of three years and unexercised options lapse ten years after the date of the grant. Options are subject to forfeiture upon termination of service. Under the plans, 954,000 of the Company’s shares are reserved for future grants at December 31, 2005. The weighted average fair value of options granted was $8.09 in 2005, $5.18 in 2004, and $5.48 in 2003.
Pro forma information regarding net earnings and earnings per share, presented in Note A, is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options granted in 2005, 2004 and 2003 under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2005, 2004, and 2003, respectively: risk-free interest rates of 3.86%, 3.16%, and 3.41%; a dividend yield of .25%, .28%, and .23%; a volatility factor of the expected market price of the Company’s Common Stock of .43, .43, and .52; and weighted average expected lives of the option of five, four, and six years.

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
The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
		Weighted Average
Range of Exercise	Number Outstanding	Remaining Contractual	Weighted Average	Number Exercisable	Weighted Average
Prices	December 31, 2005	Life (in years)	Exercise Price	December 31, 2005	Exercise Price

$4.38-10.00	1,622,626	3.78	$6.51	1,477,501	$6.28
10.01-15.00	689,250	8.04	14.02	3,000	13.49
15.01-20.00	108,750	7.78	15.60	—	—
20.01-24.94	605,646	8.90	22.40	2,000	21.84

$4.38-24.94	3,026,272	5.92	$11.73	1,482,501	$6.31

The table below summarizes option activity for the periods indicated in the Company’s stock option plans:

	Options	Weighted Average
	(In Thousands)	Exercise Price

Outstanding at January 1, 2003	3,010	$6.31
Granted	738	13.29
Exercised	(321)	6.18
Forfeited	(142)	8.08

Outstanding at December 31, 2003	3,285	7.82
Granted	865	19.79
Exercised	(738)	5.30
Forfeited	(89)	13.27

Outstanding at December 31, 2004	3,323	11.35
Granted	102	23.17
Exercised	(266)	8.01
Forfeited	(133)	18.39

Outstanding at December 31, 2005	3,026	$11.73

Exercisable at December 31, 2005	1,483	$6.31

Note I: Franchising of Aaron’s Sales and Lease Ownership Stores
The Company franchises Aaron’s Sales and Lease Ownership stores. As of December 31, 2005 and 2004, 664 and 658 franchises had been awarded, respectively. Franchisees typically pay a non-refundable initial franchise fee of $50,000 and an ongoing royalty of either 5% or 6% of gross revenues. Franchise fees and area development fees are generated from the sale of rights to develop, own and operate Aaron’s Sales and Lease Ownership stores. These fees are recognized as income when substantially all of the Company’s obligations per location are satisfied, generally at the date of the store opening. Franchise fees and area development fees received before the substantial completion of the Company’s obligations are deferred. Substantially all of the amounts reported as non-retail sales and non-retail cost of sales in the accompanying consolidated statements of earnings relate to the sale of rental merchandise to franchisees.
Franchise agreement fee revenue was $3.0 million, $3.3 million, and $2.2 million and royalty revenues was $21.6 million, $17.8 million, and $14.0 million for the years ended December 31, 2005, 2004 and 2003, respectively. Deferred franchise and area development agreement fees, included in customer deposits and advance payments in the accompanying consolidated balance sheets, was $5.2 million and $4.8 million as of December 31, 2005 and 2004, respectively.

Franchised Aaron’s Sales and Lease Ownership store activity is summarized as follows:

	2005	2004	2003

Franchised stores open at January 1,	357	287	232
Opened	71	79	79
Added through acquisition	0	12	3
Purchased by the Company	(35)	(19)	(26)
Closed	(1)	(2)	(1)

Franchised stores open at December 31,	392	357	287

Company-operated Aaron’s Sales and Lease Ownership store activity is summarized as follows:

	2005	2004	2003

Company-operated stores open at January 1,	616	500	412
Opened	82	68	38
Added through acquisition	56	61	59
Closed or merged	(6)	(13)	(9)

Company-operated stores open at December 31,	748	616	500

In 2005, the Company acquired the rental contracts, merchandise, and other related assets of 96 stores, including 35 franchised stores. Many of these stores and/or their accompanying assets were merged into other stores resulting in a net gain of 56 stores. In 2004, the Company acquired the rental contracts, merchandise, and other related assets of 85 stores, including 19 franchised stores. Many of these stores and/or their accompanying assets were merged into other stores resulting in a net gain of 61 stores. In 2003, the Company acquired the rental contracts, merchandise, and other related assets of 98 stores, including 26 franchised stores. Many of these stores and/or their accompanying assets were merged into other stores resulting in a net gain of 59 stores.
Note J: Acquisitions and Dispositions
During 2005, the Company acquired the rental contracts, merchandise, and other related assets of 96 sales and lease ownership stores with an aggregate purchase price of $46.6 million. Fair value of acquired tangible assets included $16.8 million for rental merchandise, $1.5 million for fixed assets, and $1.4 million for other assets. Fair value of liabilities assumed approximated $.4 million. The excess cost over the fair value of the assets and liabilities acquired in 2005, representing goodwill was $24.7 million. The fair value of acquired separately identifiable intangible assets included $2.6 million for customer lists and $.4 million for acquired franchise development rights. The estimated amortization of these customer lists and acquired franchise development rights in future years approximates $1.8 million, $912,000, $82,000, $60,000, and $52,000 for 2006, 2007, 2008, 2009, and 2010, respectively. The purchase price allocations for certain acquisitions during December 2005 are preliminary pending finalization of the Company’s assessment of the fair values of tangible assets acquired.
During 2004, the Company acquired the rental contracts, merchandise, and other related assets of 85 sales and lease ownership stores with an aggregate purchase price of $36.0 million. The fair value of acquired tangible assets included approximately $12.9 million for rental merchandise, $0.8 million for fixed assets, and $2.4 million for other assets. Fair value of liabilities assumed approximated $47,000. The excess cost over the fair value of assets and liabilities acquired, representing goodwill was $19.4 million. Fair value of acquired separately identifiable intangible assets included $1.2 million for customer lists. The estimated amortization of these customer lists in future years is $456,000 and $19,000 for 2006 and 2007, respectively. In addition, in 2004 the Company acquired three corporate furnishings stores. The purchase price of the 2004 corporate furnishings acquisitions was $2.2 million. Fair value of acquired tangible assets included $1.5 million for rental merchandise and $309,000 for other assets. The excess cost over the fair value of assets and liabilities acquired, representing goodwill was $399,000. The fair value of acquired separately identifiable intangible assets included $42,000 for customer lists.
The results of operations of the acquired businesses are included in the Company’s results of operations from their dates of acquisition. The effect of these acquisitions on the 2005, 2004 and 2003 consolidated financial statements was not significant.

The Company sold five of its sales and lease ownership locations to an existing franchisee in 2005. In 2004, the Company sold two of its sales and lease ownership locations to an existing franchisee. In 2003, the Company sold three of its sales and lease ownership locations to an existing franchisee and sold one of its corporate furnishings stores. The effect of these sales on the consolidated financial statements was not significant.
Note K: Segments
Description of Products and Services of Reportable Segments
Aaron Rents, Inc. has four reportable segments: sales and lease ownership, corporate furnishings (formerly known as rent-to-rent), franchise, and manufacturing. The sales and lease ownership division offers electronics, residential furniture, appliances, and computers to consumers primarily on a monthly payment basis with no credit requirements. The corporate furnishings division rents and sells residential and office furniture to businesses and consumers who meet certain minimum credit requirements. The Company’s franchise operation sells and supports franchises of its sales and lease ownership concept. The manufacturing division manufactures upholstered furniture, office furniture, lamps and accessories, and bedding predominantly for use by the other divisions.
Earnings before income taxes for each reportable segment are generally determined in accordance with accounting principles generally accepted in the United States with the following adjustments:
•	A predetermined amount of each reportable segment’s revenues is charged to the reportable segment as an allocation of corporate overhead. This allocation was approximately 2.3% in 2005, 2004, and 2003.

•	Accruals related to store closures are not recorded on the reportable segments’ financial statements, but are rather maintained and controlled by corporate headquarters.

•	The capitalization and amortization of manufacturing variances are recorded on the consolidated financial statements as part of Cash to Accrual and Other Adjustments and are not allocated to the segment that holds the related rental merchandise.

•	Advertising expense in the sales and lease ownership division is estimated at the beginning of each year and then allocated to the division ratably over time for management reporting purposes. For financial reporting purposes, advertising expense is recognized when the related advertising activities occur. The difference between these two methods is reflected as part of the Cash to Accrual and Other Adjustments line below.

•	Sales and lease ownership rental merchandise write-offs are recorded using the direct write-off method for management reporting purposes and, effective in 2004, using the allowance method for financial reporting purposes. The difference between these two methods is reflected as part of the Cash to Accrual and Other Adjustments line below for 2004.

•	Interest on borrowings is estimated at the beginning of each year. Interest is then allocated to operating segments based on relative total assets.

•	Sales and lease ownership revenues are reported on the cash basis for management reporting purposes.
Revenues in the “Other” category are primarily from leasing space to unrelated third parties in the corporate headquarters building and revenues from several minor unrelated activities. The pre-tax losses in the “Other” category are the net result of the activity mentioned above, net of the portion of corporate overhead not allocated to the reportable segments for management purposes, and the $565,000 and $5.5 million gains recognized on the sale of marketable securities in 2005 and 2004, respectively.
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
Information on segments and a reconciliation to earnings before income taxes are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(In Thousands)	2005	2004	2003

Revenues From External Customers:
Sales and Lease Ownership	$975,026	$804,723	$634,489
Corporate Furnishings	117,476	108,453	109,083
Franchise	29,781	25,253	19,347
Other	5,411	10,185	4,206
Manufacturing	83,803	70,440	60,608
Elimination of Intersegment Revenues	(83,509)	(70,884)	(60,995)
Cash to Accrual Adjustments	(2,483)	(1,690)	59

Total Revenues from External Customers	$1,125,505	$946,480	$766,797

Earnings Before Income Taxes:
Sales and Lease Ownership	$63,317	$56,578	$43,325
Corporate Furnishings	10,802	8,842	6,341
Franchise	22,143	18,374	13,600
Other	(585)	2,118	(2,356)
Manufacturing	1,280	(175)	1,222

Earnings Before Income Taxes for Reportable Segments	96,957	85,737	62,132
Elimination of Intersegment (Profit) Loss	(1,103)	178	(2,338)
Cash to Accrual and Other Adjustments	(3,517)	(1,409)	(1,951)

Total Earnings Before Income Taxes	$92,337	$84,506	$57,843

Assets:
Sales and Lease Ownership	$669,376	$524,492	$412,836
Corporate Furnishings	91,536	83,478	79,984
Franchise	26,902	23,495	19,493
Other	46,355	50,452	29,244
Manufacturing	24,346	18,371	18,327

Total Assets	$858,515	$700,288	$559,884

Depreciation and Amortization:
Sales and Lease Ownership	$309,022	$255,606	$191,777
Corporate Furnishings	20,376	19,213	21,266
Franchise	924	722	547
Other	1,373	711	839
Manufacturing	1,436	935	968

Total Depreciation and Amortization	$333,131	$277,187	$215,397

Interest Expense:
Sales and Lease Ownership	$7,326	$5,197	$5,215
Corporate Furnishings	1,382	1,044	1,583
Franchise	93	96	93
Other	(282)	(924)	(1,109)

Total Interest Expense	$8,519	$5,413	$5,782

Note L – Related Party Transactions
The Company leases certain properties under capital leases with certain related parties that are more fully described in Note D above.
As part of its marketing program, the Company sponsors professional driver Michael Waltrip’s Aaron’s Dream Machine in the NASCAR Busch Series. In 2005, as a part of this marketing program, the Company began sponsoring a driver development program implemented by Mr. Waltrip’s company. The two drivers participating in the driver development program for 2005 are both the sons of the president of the Company’s sales and lease ownership division. The portion of the Company’s sponsorship of Michael Waltrip attributable to the driver development program is $890,000 for 2005.
Note M – Effects of Hurricanes Katrina and Rita
Operating expenses for the year also include the write-off of $4.4 million of rental merchandise and property destroyed or severely damaged by Hurricanes Katrina and Rita, of which approximately $1.9 million is expected to be covered by insurance proceeds. The net pre-tax expense recorded for the year for these damages is $2.5 million. In addition, included in other income for 2005 is $934,000 of expected proceeds from business interruption insurance associated with the operations of hurricane affected areas.
Note N: Quarterly Financial Information (Unaudited)

(In Thousands, Except Per Share)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Year Ended December 31, 2005
Revenues	$279,348	$271,338	$278,667	$296,152
Gross Profit *	142,260	139,797	142,287	147,315
Earnings Before Taxes	29,618	25,644	13,506	23,569
Net Earnings	18,422	16,120	8,843	14,608
Earnings Per Share	.37	.32	.18	.29
Earnings Per Share Assuming Dilution	.36	.32	.17	.29

Year Ended December 31, 2004
Revenues	$242,493	$230,286	$231,648	$242,053
Gross Profit *	116,856	114,641	116,320	121,466
Earnings Before Taxes	20,706	24,928	17,551	21,321
Net Earnings	12,817	15,385	10,647	13,767
Earnings Per Share	.26	.31	.21	.28
Earnings Per Share Assuming Dilution	.26	.30	.21	.27

*	Gross profit is the sum of rentals and fees, retail sales, and non-retail sales less retail cost of sales, non-retail cost of sales, and depreciation of rental merchandise.
During the fourth quarter of 2004, the Company recorded an adjustment reducing the liability for personal property taxes and personal property tax expense by $1.3 million. These items are included in accounts payable and accrued expenses in the accompanying consolidated balance sheet, and operating expenses in the accompanying consolidated statements of earnings, respectively.
In addition, during the fourth quarter of 2004, an adjustment was recorded relating to the Company’s treatment of vendor consideration under EITF 02-16. This adjustment resulted in decreases in rental merchandise net of depreciation of $579,000, rental merchandise depreciation expense of $126,000, retail cost of goods sold of $146,000, and non-retail cost of goods sold of $202,000, offset by an increase in advertising expenses, included in operating expenses in the accompanying consolidated statements of earnings, of $1.1 million.

Note O – Subsequent Event (Unaudited)
On February 27, 2006, the Company entered into a second amendment to the revolving credit agreement to increase the maximum borrowing limit to $140.0 million from $87.0 million and extend the expiration date to May 28, 2008. The franchise loan facility and guaranty was amended to decrease the maximum commitment amount from $140.0 million to $115.0 million.

Management Report on Internal Control Over Financial Reporting
Management of Aaron Rents, Inc. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, the risk.
The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Based on our assessment, management believes that, as of December 31, 2005, the Company’s internal control over financial reporting is effective based on those criteria.
The Company’s independent auditor has issued an audit report on our assessment of the Company’s internal control over financial reporting. This report appears on the following page.
March 14, 2006

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Aaron Rents, Inc.
We have audited the accompanying consolidated balance sheets of Aaron Rents, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aaron Rents, Inc. and Subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Aaron Rents, Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2006 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
Atlanta, Georgia
March 14, 2006

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Aaron Rents, Inc.
We have audited management’s assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting that Aaron Rents, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Aaron Rents, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
In our opinion, management’s assessment that Aaron Rents, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Aaron Rents, Inc. maintained, in all material respects, effective internal control over financial reporting as December 31, 2005, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Aaron Rents, Inc. as of December 31, 2005 and 2004, and the related consolidated statement of earnings, shareholders equity, and cash flows for each of the three years in the period ended December 31, 2005 of Aaron Rents, Inc. and our report dated March 14, 2006 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
Atlanta, Georgia
March 14, 2006