Form 10-K, Exhibit 13
period 2006-12-31
AARON RENTS INC
filed 2007-02-28
CIK 706688

Exhibit 13
SELECTED FINANCIAL INFORMATION

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
(Dollar Amounts in Thousands,	December 31,	December 31,	December 31,	December 31,	December 31,
Except Per Share)	2006	2005	2004	2003	2002

OPERATING RESULTS
Revenues:
Rentals and Fees	$992,791	$845,162	$694,293	$553,773	$459,179
Retail Sales	62,319	58,366	56,259	68,786	72,698
Non-Retail Sales	224,489	185,622	160,774	120,355	88,969
Franchise Royalties and Fees	33,626	29,781	25,253	19,347	16,663
Other	13,367	6,574	9,901	4,536	3,179

	1,326,592	1,125,505	946,480	766,797	640,688

Costs and Expenses:
Retail Cost of Sales	41,262	39,054	39,380	50,913	53,856
Non-Retail Cost of Sales	207,217	172,807	149,207	111,714	82,407
Operating Expenses	579,565	507,158	414,518	344,884	293,346
Depreciation of Rental Merchandise	364,109	305,630	253,456	195,661	162,660
Interest	9,729	8,519	5,413	5,782	4,767

	1,201,882	1,033,168	861,974	708,954	597,036

Earnings Before Income Taxes	124,710	92,337	84,506	57,843	43,652
Income Taxes	46,075	34,344	31,890	21,417	16,212

Net Earnings	$78,635	$57,993	$52,616	$36,426	$27,440

Earnings Per Share	$1.50	$1.16	$1.06	$.74	$.58
Earnings Per Share Assuming Dilution	1.47	1.14	1.04	.73	.57

Dividends Per Share:
Common	$.057	$.054	$.039	$.022	$.018
Class A	.057	.054	.039	.022	.018

FINANCIAL POSITION
Rental Merchandise, Net	$612,149	$550,932	$425,567	$343,013	$317,287
Property, Plant and Equipment, Net	170,294	133,759	111,118	99,584	87,094
Total Assets	979,606	858,515	700,288	559,884	487,468
Interest-Bearing Debt	129,974	211,873	116,655	79,570	73,265
Shareholders’ Equity	607,015	434,471	375,178	320,186	280,545

AT YEAR END
Stores Open:
Company-Operated	904	806	674	560	482
Franchised	441	392	357	287	232
Rental Agreements in Effect	773,000	697,000	582,000	464,800	369,000
Number of Employees	8,400	7,600	6,400	5,400	4,800

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Aaron Rents, Inc. is a leading specialty retailer of consumer electronics, computers, residential and office furniture, household appliances and accessories. Our major operating divisions are the Aaron’s Sales & Lease Ownership Division, the Aaron’s Corporate Furnishings Division, and the MacTavish Furniture Industries Division, which manufactures and supplies nearly one-half of the furniture and related accessories rented and sold in our stores. Our sales and lease ownership division represents the fastest growing segment of our business, accounting for 90%, 89%, and 88% of our total revenues in 2006, 2005, and 2004, respectively.
Aaron Rents has demonstrated strong revenue growth over the last three years. Total revenues have increased from $946.5 million in 2004 to $1.327 billion in 2006, representing a compound annual growth rate of 18.4%. Total revenues for the year ended December 31, 2006 were $1.327 billion, an increase of $201.1 million, or 17.9%, over the prior year.

Most of our growth comes from the opening of new sales and lease ownership stores and increases in same store revenues from previously opened stores. We estimate that we will add approximately 250 stores in 2007, a combination of company-operated and franchised stores. We opened 78 company-operated sales and lease ownership stores in 2006. We spend on average approximately $600,000 in the first year of operation of a new store, which includes purchases of rental merchandise, investments in leasehold improvements and financing first year start-up costs. Our new sales and lease ownership stores typically achieve revenues of approximately $1.1 million in their third year of operation. Our comparable stores open more than three years normally achieve approximately $1.4 million in unit revenues, which we believe represents a higher unit sales volume than the typical rent-to-own store. Most of our stores are cash flow positive in the second year of operations following their opening.
We also use our franchise program to help us expand our sales and lease ownership concept more quickly and into more areas than we otherwise would by opening only company-operated stores. Our franchisees opened 75 stores in 2006. We purchased 28 franchised stores during 2006. Franchise royalties and other related fees represent a growing source of high margin revenue for us, accounting for approximately $33.6 million of revenues in 2006, up from $25.3 million in 2004, representing a compounded annual growth rate of 15.4%.
Key Components of Income
In this management’s discussion and analysis section, we review the Company’s consolidated results including the five components of our revenues (rentals and fees, retail sales, non-retail sales, franchise royalties and fees, and other revenues), costs of sales and expenses (of which depreciation of rental merchandise is a significant part). We also review the results of our sales and lease ownership and corporate furnishings divisions.
Revenues. We separate our total revenues into five components: rentals and fees, retail sales, non-retail sales, franchise royalties and fees, and other revenues. Rentals and fees includes all revenues derived from rental agreements from our sales and lease ownership and corporate furnishings stores, including agreements that result in our customers acquiring ownership at the end of the term. Retail sales represent sales of both new and rental return merchandise from our sales and lease ownership and corporate furnishings stores. Non-retail sales mainly represent merchandise sales to our sales and lease ownership division franchisees. Franchise royalties and fees represent fees from the sale of franchise rights and royalty payments from franchisees, as well as other related income from our franchised stores. Other revenues include, at times, income from the sale of equity investments held in third parties, gains on asset dispositions and other miscellaneous revenues.
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
Critical Accounting Policies
Revenue Recognition
Rental revenues are recognized in the month they are due on the accrual basis of accounting. For internal management reporting purposes, rental revenues from the sales and lease ownership division are recognized as revenue in the month the cash is collected. On a monthly basis, we record an accrual for rental revenues due but not yet received, net of allowances, and a deferral of revenue for rental payments received prior to the month due. Our revenue recognition accounting policy matches the rental revenue with the corresponding costs, mainly depreciation, associated with the rental merchandise. At the years ended December 31, 2006 and 2005, we had a revenue deferral representing cash collected in advance of being due or otherwise earned totaling $24.1 million and $20.3 million, respectively, and an accrued revenue receivable net of allowance for doubtful accounts based on historical collection rates of $5.0 million and $4.8 million, respectively. Revenues from the sale of merchandise to franchisees are recognized at the time of receipt of the merchandise by the franchisee and revenues from such sales to other customers are recognized at the time of shipment.

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
Effective September 30, 2004, we began recording rental merchandise carrying value adjustments on the allowance method, which estimates the merchandise losses incurred but not yet identified by management as of the end of the accounting period. Previously, we accounted for merchandise inventory adjustments using the direct write-off method, which recognized merchandise losses only after they were specifically identified. This adoption of the allowance method had the effect of increasing expenses in the third quarter of 2004 for a one-time adjustment of $2.5 million to establish a rental merchandise allowance reserve on our balance sheet. We expect rental merchandise adjustments in the future under this new method to be materially consistent with the prior years’ adjustments under the direct write-off method. The 2005 rental merchandise adjustments include write-offs of merchandise in the third quarter that resulted from losses associated with Hurricanes Katrina and Rita. These hurricane related write-offs were $2.8 million, net of insurance proceeds. Rental merchandise adjustments, including the effect of the establishment of the reserve mentioned above, totaled $20.8 million, $21.8 million, and $18.0 million during the years ended December 31, 2006, 2005, and 2004, respectively.
Leases and Closed Store Reserves
The majority of our company-operated stores are operated from leased facilities under operating lease agreements. The substantial majority of these leases are for periods that do not exceed five years. Leasehold improvements related to these leases are generally amortized over periods that do not exceed the lesser of the lease term or five years. While a majority of our leases do not require escalating payments, for the leases which do contain such provisions we record the related lease expense on a straight-line basis over the lease term. Finally, we do not generally obtain significant amounts of lease incentives or allowances from landlords. The total amount of incentives and allowances received in 2006, 2005, and 2004 totaled $1.5 million, $1.5 million, and $1.3 million, respectively. Such amounts are recognized ratably over the lease term.
From time to time, we close or consolidate stores. Our primary cost associated with closing or consolidating stores is the future lease payments and related commitments. We record an estimate of the future obligation related to closed or consolidated stores based upon the present value of the future lease payments and related commitments, net of estimated sublease income which we base upon historical experience. For the years ended December 31, 2006 and 2005, our reserve for closed or consolidated stores was $693,000 and $1.3 million, respectively. If our estimates related to sublease income are not correct, our actual liability may be more or less than the liability recorded at December 31, 2006.
Insurance Programs
Aaron Rents maintains insurance contracts to fund workers compensation and group health insurance claims. Using actuarial analysis and projections, we estimate the liabilities associated with open and incurred but not reported workers compensation claims. This analysis is based upon an assessment of the likely outcome or historical experience, net of any stop loss or other supplementary coverages. We also calculate the projected outstanding plan liability for our group health insurance program. Our workers compensation insurance claims and group health insurance balance was a $656,000 prepaid and a $3.1 million liability at December 31, 2006 and 2005, respectively.

If we resolve existing workers compensation claims for amounts that are in excess of our current estimates and within policy stop loss limits, we will be required to pay additional amounts beyond those accrued at December 31, 2006. Additionally, if the actual group health insurance liability exceeds our projections, we will be required to pay additional amounts beyond those accrued at December 31, 2006.
The assumptions and conditions described above reflect management’s best assumptions and estimates, but these items involve inherent uncertainties as described above, which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods.
Same Store Revenues
We refer to changes in same store revenues as a key performance indicator. For the year ended December 31, 2006, we calculated the change in this amount by comparing revenues for the year ended December 31, 2006 to revenues for the year ended December 31, 2005 for all stores open for the entire 24-month period ended December 31, 2006, excluding stores that received rental agreements from other acquired, closed, or merged stores. For the year ended December 31, 2005 we calculated the change in this amount by comparing revenues for the year ended December 31, 2005 to revenues for the year ended December 31, 2004 for all stores open for the entire 24-month period ended December 31, 2005, excluding stores that received rental agreements from other acquired, closed, or merged stores.

Results of Operations
Year Ended December 31, 2006 Versus Year Ended December 31, 2005
The following table shows key selected financial data for the years ended December 31, 2006 and 2005, and the changes in dollars and as a percentage to 2006 from 2005.

	Year Ended December 31,		Increase in Dollars	% Increase to 2006
(In Thousands)	2006	2005	to 2006 from 2005	from 2005
REVENUES:
Rentals and Fees	$992,791	$845,162	$147,629	17.5%
Retail Sales	62,319	58,366	3,953	6.8
Non-Retail Sales	224,489	185,622	38,867	20.9
Franchise Royalties and Fees	33,626	29,781	3,845	12.9
Other	13,367	6,574	6,793	103.3

	1,326,592	1,125,505	201,087	17.9

COSTS AND EXPENSES:
Retail Cost of Sales	41,262	39,054	2,208	5.7
Non-Retail Cost of Sales	207,217	172,807	34,410	19.9
Operating Expenses	579,565	507,158	72,407	14.3
Depreciation of Rental Merchandise	364,109	305,630	58,479	19.1
Interest	9,729	8,519	1,210	14.2

	1,201,882	1,033,168	168,714	16.3

EARNINGS BEFORE INCOME TAXES	124,710	92,337	32,373	35.1

INCOME TAXES	46,075	34,344	11,731	34.2

NET EARNINGS	$78,635	$57,993	$20,642	35.6%

Revenues
The 17.9% increase in total revenues, to $1.327 billion in 2006 from $1.126 billion in 2005, was due mainly to a $147.6 million, or 17.5%, increase in rentals and fees revenues, plus a $38.9 million increase in non-retail sales. The $147.6 million increase in rentals and fees revenues was attributable to a $142.4 million increase from our sales and lease ownership division, which had a 7.2% increase in same store revenues during the 24 month period ended December 31, 2006 and added 229 company-operated stores since the beginning of 2005. The growth in our sales and lease ownership division was augmented by a $5.5 million increase in revenues in our corporate furnishings division. Additionally, included in other revenues in 2006 was a $7.2 million gain from the sale of the assets of our 12 stores located in Puerto Rico and three additional stores located in the continental United States. We received $16.0 million in cash proceeds and disposed of goodwill of $1.0 million in conjunction with these sales.
The 6.8% increase in revenues from retail sales, to $62.3 million in 2006 from $58.4 million in 2005, was primarily due to an increase of $3.7 million in the sales and lease ownership division as a result of the increased demand and growing store base described above. Retail sales represents sales of both new and returned rental merchandise.
The 20.9% increase in non-retail sales (which mainly represents merchandise sold to our franchisees), to $224.5 million in 2006 from $185.6 million in 2005, was due to the growth of our franchise operations and our distribution network. The total number of franchised sales and lease ownership stores at December 31, 2006 was 441, reflecting a net addition of 84 stores since the beginning of 2005.

The 12.9% increase in franchise royalties and fees, to $33.6 million in 2006 from $29.8 million in 2005, primarily reflects an increase in royalty income from franchisees, increasing 17.7% to $25.4 million in 2006 compared to $21.6 million in 2005. The increase in royalty income from franchisees was partially offset by decreased franchise and financing fee revenues. Revenues increased in this area primarily due to the previously mentioned growth of franchised stores and an increase in certain royalty rates.
The 103.3% increase in other revenues, to $13.4 million in 2006 from $6.6 million in 2005, is primarily attributable to a $7.2 million gain from the sale of the assets of our 12 stores located in Puerto Rico and three additional stores in the continental United States. In addition, included in other income in 2005 is $934,000 of proceeds from business interruption insurance associated with the operations of hurricane-affected areas and a $565,000 gain in 2005 on the sale of our holdings of Rent-Way, Inc. common stock.
With respect to our major operating units, revenues for our sales and lease ownership division increased 19.5%, to $1.201 billion for 2006 from $1.005 billion for 2005. This increase was attributable to the addition of stores and same store revenue growth described above. The 4.7% increase in corporate furnishings division revenues, to $123.0 million for 2006 from $117.5 million for 2005, is primarily the result of improving economic and business conditions.
Cost of Sales
Cost of sales from retail sales increased 5.7% to $41.3 million in 2006 compared to $39.1 million in 2005, with retail cost of sales as a percentage of retail sales remaining comparable between the periods.
Cost of sales from non-retail sales increased 19.9%, to $207.2 million in 2006 from $172.8 million in 2005, and as a percentage of non-retail sales, decreased slightly to 92.3% from 93.1%.
Expenses
Operating expenses in 2006 increased $72.4 million to $579.6 million from $507.2 million in 2005, a 14.3% increase. As a percentage of total revenues, operating expenses were 43.7% in 2006 and 45.1% in 2005. Operating expenses decreased as a percentage of total revenues in 2006 mainly due to the maturing of new company-operated sales and lease ownership stores and the 7.2% increase in same store revenues previously mentioned. Additionally, operating expenses in 2005 included $2.5 million in expenses, net of $1.9 million of insurance recoveries, related to losses due to Hurricanes Katrina and Rita.
Depreciation of rental merchandise increased $58.5 million to $364.1 million in 2006 from $305.6 million during the comparable period in 2005, a 19.1% increase. As a percentage of total rentals and fees, depreciation of rental merchandise increased to 36.7% from 36.2% from year to year. The increase as a percentage of rentals and fees was primarily due to increased depreciation expense associated with an increase in 90 day same as cash sales and the early payout of lease ownership agreements in our sales and lease ownership division and, to a lesser extent, a greater percentage of our rentals and fees revenues coming from our sales and lease ownership division, which depreciates its rental merchandise at a faster rate than our corporate furnishings division.
Interest expense increased to $9.7 million in 2006 compared with $8.5 million in 2005, a 14.2% increase. The increase in interest expense as a percentage of total revenues was primarily due to higher debt levels during part of 2006 and, to a lesser extent, higher interest rates in 2006. Debt levels at December 31, 2006 decreased significantly as a result of debt payments made with the proceeds of the Company’s 2006 stock offering.
Income tax expense increased $11.7 million to $46.1 million in 2006 compared with $34.3 million in 2005, representing a 34.2% increase. Aaron Rents’ effective tax rate was 36.9% in 2006 compared with 37.2% in 2005.
Net Earnings
Net earnings increased $20.6 million to $78.6 million in 2006 compared with $58.0 million in 2005, representing a 35.6% increase. As a percentage of total revenues, net earnings were 5.9% and 5.2% in 2006 and 2005, respectively. The increase in net earnings was primarily the result of the maturing of new company-operated sales and lease ownership stores added over the past several years, contributing to a 7.2% increase in same store revenues, and a 12.9%

increase in franchise royalties and fees. Additionally, included in other revenues in 2006 was a $7.2 million gain from the sale of the assets of our 12 stores located in Puerto Rico and three additional stores in the continental United States. Also included in the 2005 results are increased expenses and losses due to Hurricanes Katrina and Rita.
Year Ended December 31, 2005 Versus Year Ended December 31, 2004
The following table shows key selected financial data for the years ended December 31, 2005 and 2004, and the changes in dollars and as a percentage to 2005 from 2004.

			Increase /
			(Decrease) in	% Increase /
	Year Ended December 31,		Dollars to 2005	(Decrease) to 2005
	2005	2004	from 2004	from 2004
(In Thousands)
REVENUES:
Rentals and Fees	$845,162	$694,293	$150,869	21.7%
Retail Sales	58,366	56,259	2,107	3.7
Non-Retail Sales	185,622	160,774	24,848	15.5
Franchise Royalties and Fees	29,781	25,253	4,528	17.9
Other	6,574	9,901	(3,327)	(33.6)

	1,125,505	946,480	179,025	18.9

COSTS AND EXPENSES:
Retail Cost of Sales	39,054	39,380	(326)	(0.8)
Non-Retail Cost of Sales	172,807	149,207	23,600	15.8
Operating Expenses	507,158	414,518	92,640	22.3
Depreciation of Rental Merchandise	305,630	253,456	52,174	20.6
Interest	8,519	5,413	3,106	57.4

	1,033,168	861,974	171,194	19.9

EARNINGS BEFORE INCOME TAXES	92,337	84,506	7,831	9.3

INCOME TAXES	34,344	31,890	2,454	7.7

NET EARNINGS	$57,993	$52,616	$5,377	10.2%

Revenues
The 18.9% increase in total revenues, to $1.126 billion in 2005 from $946.5 million in 2004, is primarily attributable to continued growth in our sales and lease ownership division, from both the opening and acquisition of new company-operated stores and improvement in same store revenues. Revenues for our sales and lease ownership division, including sales to franchisees, increased $173.7 million to $1.005 billion in 2005 compared with $831.1 million in 2004, a 20.9% increase. This increase was attributable to an 8.3% increase in same store revenues and the addition of 248 company-operated sales and lease ownership stores since the beginning of 2004.
The 21.7% increase in rentals and fees revenues, to $845.2 million in 2005 from $694.3 million in 2004, was attributable to a $143.1 million increase from our sales and lease ownership division related to the growth in same store revenues and the increase in the number of stores described above. Rental revenues in our corporate furnishings division increased $7.7 million, or 10.1%, to $83.7 million in 2005 from $76.0 million in 2004 as a result of generally improved economic conditions.
The 3.7% increase in revenues from retail sales, to $58.4 million in 2005 from $56.3 million in 2004, was primarily due to a $1.5 million increase from our corporate furnishings division as a result of generally improved economic conditions.

The 15.5% increase in non-retail sales in 2005 reflects the significant growth of our franchise operations. The total number of franchised stores at December 31, 2005 was 392, reflecting a net addition of 105 since the beginning of 2004.
Franchise royalties and fees increased to $29.8 million in 2005 from $25.3 million in 2004, a 17.9% improvement. The increase primarily reflects an increase in royalty income from franchisees, increasing $3.8 million to $21.6 million in 2005 compared to $17.8 million in 2004, with increased franchise and financing fee revenues comprising the majority of the remainder. Revenue increased in this area primarily due to the previously mentioned growth of stores and an increase in certain royalty rates.
The 33.6% decrease in other revenues, to $6.6 million in 2005 from $9.9 million in 2004, is primarily attributable to recognition of a $5.5 million gain in 2004 on the sale of our holdings of Rainbow Rentals, Inc. common stock in connection with that company’s merger with Rent-A-Center, Inc., partially offset by the recognition of a $565,000 gain in 2005 on the sale of our holdings of Rent-Way, Inc. common stock. In addition, included in other income in 2005 is $934,000 of proceeds from business interruption insurance associated with the operations of hurricane-affected areas.
With respect to our major operating units, revenues for our sales and lease ownership division increased 20.9%, to $1.005 billion for 2005 from $831.1 million for 2004. This increase was attributable to the addition of stores and same store revenue growth described above. The 8.3% increase in corporate furnishings division revenues, to $117.5 million for 2005 from $108.5 million for 2004, is primarily the result of economic and business conditions.
Cost of Sales
Retail cost of sales decreased 0.8%, to $39.1 million in 2005 from $39.4 million in 2004, with retail cost of sales as a percentage of retail sales decreasing to 66.9% in 2005 from 70.0% in 2004, primarily due to higher margins on certain retail sales in our sales and lease ownership division.
Cost of sales from non-retail sales increased to $172.8 million in 2005 from $149.2 million in 2004, a 15.8% increase, following the increase in non-retail sales described above, with the margin on non-retail sales remaining comparable between the periods.
Expenses
Operating expenses increased 22.3% to $507.2 million in 2005 from $414.5 million in 2004. The increase was due primarily to the growth of our sales and lease ownership division described above. Operating expenses for the year also included the write-off of $4.4 million of rental merchandise and property destroyed or severely damaged by Hurricanes Katrina and Rita, of which approximately $1.9 million was covered by insurance proceeds. The net pre-tax expense recorded for the year for these damages was $2.5 million. As a percentage of revenues, operating expenses increased to 45.1% in 2005 compared to 43.8% in 2004.
The 20.6% increase in depreciation of rental merchandise, to $305.6 million in 2005 from $253.5 million in 2004, was driven by the growth of our sales and lease ownership division described above. As a percentage of total rentals and fees, depreciation of rental merchandise decreased slightly to 36.2% in 2005 from 36.5% in 2004.
Interest expense increased 57.4% to $8.5 million in 2005 from $5.4 million in 2004, primarily as a result of higher debt levels, which increased by 82.6% at December 31, 2005, compared to December 31, 2004, coupled with increasing rates on our revolving credit facility, partially offset by a shift of our borrowings to a new private placement financing in 2005 which had lower rates.
The reduction in the effective tax rate to 37.2% in 2005 compared to 37.7% in 2004 is due to lower state income taxes, including adjustments resulting from favorable state income allocations in connection with the Company’s filing of its 2004 tax return. The tax provision reflects the year-to-date effect of such adjustments.
Net Earnings
Net earnings increased to $58.0 million in 2005 from $52.6 million in 2004, a 10.2% improvement. The increase was primarily due to the maturation of new company-operated sales and lease ownership stores added over the past several years contributing to an 8.3% increase in same store revenues, and a 17.9% increase in franchise fees, royalty income, and other related franchise income. As a percentage of total revenues, net earnings decreased to 5.2% in 2005 from 5.6% in 2004 primarily related to increased expenses in 2005 and merchandise losses due to Hurricanes Katrina and Rita, as well as a $3.4 million after-tax gain in 2004 on the sale of Rainbow Rentals, Inc. common stock.
Balance Sheet
Cash. The Company’s cash balance increased to $8.8 million at December 31, 2006 from $7.0 million at December 31, 2005. Fluctuations in our cash balances are the result of timing differences between when our stores deposit cash and when that cash is available for application against borrowings outstanding under our revolving credit facility. For additional information, refer to the “Liquidity and Capital Resources” section below.
Rental Merchandise. The increase of $61.2 million in rental merchandise, net of accumulated depreciation, to $612.1 million at December 31, 2006 from $550.9 million at December 31, 2005, is primarily the result of a net increase of 98 company-operated stores since December 31, 2005 and the continued revenue growth of existing company-operated stores.
Property, Plant and Equipment. The increase of $36.5 million in property, plant and equipment, net of accumulated depreciation, to $170.3 million at December 31, 2006 from $133.8 million at December 31, 2005, is primarily the result of a net increase of 98 company-operated stores since December 31, 2005.
Goodwill and Other Intangibles. The $14.4 million increase in goodwill and other intangibles, to $115.4 million on December 31, 2006 from $101.1 million on December 31, 2005, is the result of a series of acquisitions of sales and lease ownership businesses, net of amortization of certain finite-life intangible assets. The aggregate purchase price for these asset acquisitions totaled $32.4 million, with the principal tangible assets acquired consisting of rental merchandise and certain fixtures and equipment. Additionally, during 2006 we sold the assets of 12 stores located in Puerto Rico and reduced goodwill by $1.0 million in conjunction with this sale.
Prepaid Expenses and Other Assets. Prepaid expenses and other assets increased $6.5 million to $29.4 million at December 31, 2006 from $23.0 million at December 31, 2005 primarily as a result of an increase in prepaid workers compensation insurance.
Accounts Payable and Accrued Expenses. The increase of $8.2 million in accounts payable and accrued expenses, to $121.0 million at December 31, 2006 from $112.8 million at December 31, 2005, is primarily the result of an increase in current income taxes payable.
Deferred Income Taxes Payable. The increase of $18.5 million in deferred income taxes payable to $93.7 million at December 31, 2006 from $75.2 million at December 31, 2005 is primarily the result of accelerated rental merchandise depreciation deductions for tax purposes.
Credit Facilities and Senior Notes. The $81.9 million decrease in the amounts we owe under our credit facilities to $130.0 million on December 31, 2006 from $211.9 million on December 31, 2005, reflects net payments under our revolving credit facility during 2006 with cash generated from operations and our 2006 stock offering. Additionally, we made a $10.0 million repayment on our senior unsecured notes in the third quarter of 2006.
Liquidity and Capital Resources
General
Cash flows generated from and (used by) operating activities for the years ended December 31, 2006 and 2005 were $75.0 million and $(6.5) million, respectively. Our primary capital requirements consist of buying rental merchandise for both sales and lease ownership and corporate furnishings stores. As Aaron Rents continues to grow, the need for additional rental merchandise will continue to be our major capital requirement. Other capital requirements include purchases of property, plant and equipment and expenditures for acquisitions. These capital requirements historically have been financed through:
•	cash flow from operations;

•	bank credit;

•	trade credit with vendors;

•	proceeds from the sale of rental return merchandise;

•	private debt offerings; and

•	stock offerings.
In May 2006, we completed an underwritten public offering of 3.45 million newly-issued shares of our common stock for net proceeds, after the underwriting discount and expenses, of approximately $84.0 million. We used the proceeds to repay borrowings under our revolving credit facility. The Company’s Chairman, Chief Executive Officer and controlling shareholder sold an additional 1,150,000 shares in the offering.
At December 31, 2006, $15.6 million was outstanding under our revolving credit agreement. The credit facilities balance decreased by $81.9 million in 2006 primarily as a result of net payments made under our credit facility during the period with cash generated from operations and proceeds from the stock offering in the second quarter of 2006. We renegotiated our revolving credit agreement on February 27, 2006, extending the life of the agreement until May 28, 2008 and increasing the total available credit to $140.0 million. We have $30.0 million currently outstanding in aggregate principal amount of 6.88% senior unsecured notes due August 2009, the first principal repayments for which were due and paid in 2005 in the aggregate amount of $10.0 million, with annual $10.0 million repayments due until August 2009. Additionally, we have $60.0 million currently outstanding in aggregate principal amount of 5.03% senior unsecured notes due July 2012, principal repayments for which are first required in 2008.
Our revolving credit agreement, senior unsecured notes, and the former construction and lease facility and franchisee loan program discussed below, contain financial covenants which, among other things, forbid us from exceeding certain debt to equity levels and require us to maintain minimum fixed charge coverage ratios. If we fail to comply with these covenants, we will be in default under these agreements, and all amounts would become due immediately. We were in compliance with all of these covenants at December 31, 2006.
On February 27, 2007, we amended the franchise loan facility and guaranty to increase the maximum commitment amount from $115.0 million to $125.0 million.
We purchase our common shares in the market from time to time as authorized by our board of directors. As of December 31, 2006, Aaron Rents was authorized by its board of directors to purchase up to an additional 2,670,502 common shares under previously approved resolutions.
We have a consistent history of paying dividends, having paid dividends for 20 consecutive years. A $.013 per share dividend on Common Stock and Class A Common Stock was paid in January 2005, April 2005, and July 2005. Our board of directors increased the dividend for the third quarter of 2005 to $.014 per share from the previous quarterly dividend of $.013 per share. The payment for the third quarter of 2005 was distributed in October 2005 for a total fiscal year cash outlay of $2.6 million. A $.014 per share dividend on Common Stock and Class A Common Stock was paid in January 2006, April 2006, July 2006, and October 2006 for a total cash outlay of $2.9 million in 2006. Our board of directors increased the dividend 7.1% for the fourth quarter of 2006 on November 7, 2006 to $.015 per share from the previous quarterly dividend of $.014 per share. The payment for the fourth quarter was paid in January 2007. Total cash outlay for dividends was $2.9 million and $2.6 million for the years ended December 31, 2006 and 2005, respectively. Subject to sufficient operating profits, any future capital needs and other contingencies, we currently expect to continue our policy of paying dividends.
If we achieve our expected level of growth in our operations, we anticipate we will supplement our expected cash flows from operations, existing credit facilities, vendor credit, and proceeds from the sale of rental return merchandise by expanding our existing credit facilities, by securing additional debt financing, or by seeking other sources of capital to ensure we will be able to fund our capital and liquidity needs for at least the next 24 months. We believe we can secure these additional sources of capital in the ordinary course of business.
Commitments
Construction and Lease Facility. On October 31, 2006, our $25 million construction and lease facility expired. On October 30, 2006, we purchased the 21 properties financed by this facility for approximately $25.3 million, retained ownership of eight properties and entered into sale-leaseback transactions for the remaining 13 properties with an unrelated third party. No gain or loss was recognized on this transaction.
Income Taxes. During 2006, we made $14.3 million in income tax payments. During 2007, we anticipate that we will make cash payments for income taxes approximating $40 million. The Company has benefited in the past from the additional first-year or “bonus” depreciation allowance under U.S. federal income tax law, which generally allowed us to accelerate the depreciation on rental merchandise we acquired after September 10, 2001 and placed in service prior to January 1, 2005. The Company is currently receiving benefits from bonus depreciation related to its operations in the Gulf Opportunities Zone. We anticipate having to make increased future tax payments on our income as a result of expected profitability and the reversal of the accelerated depreciation deductions that were taken in prior periods.
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
We have 22 capital leases, 21 of which are with a limited liability company (“LLC”) whose managers and owners are 14 Aaron Rents’ executive officers and its controlling shareholder, with no individual, including the controlling shareholder, owning more than 10.53% of the LLC. Eleven of these related party leases relate to properties purchased from Aaron Rents in October and November 2004 by the LLC for a total purchase price of $6.8 million. This LLC is leasing back these properties to Aaron Rents for a 15-year term, with a five-year renewal at Aaron Rents’ option, at an aggregate annual rental of $883,000. Another ten of these related party leases relate to properties purchased from Aaron Rents in December 2002 by the LLC for a total purchase price of approximately $5.0 million. This LLC is leasing back these properties to Aaron Rents for a 15-year term at an aggregate annual rental of $572,000.
During 2006, a property sold by Aaron Rents to a second LLC controlled by the Company’s major shareholder for $6.3 million in April 2002 and leased back to Aaron Rents for a 15-year term at an annual rental of $681,000 was sold to an unrelated third party. We entered into a new capital lease with the unrelated third party. No gain or loss was recognized on this transaction.
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
Franchise Loan Guaranty. We have guaranteed the borrowings of certain independent franchisees under a franchise loan program with several banks and we also guarantee franchisee borrowings under certain other debt facilities. At December 31, 2006, the portion that the Company might be obligated to repay in the event franchisees defaulted was $111.6 million. Of this amount, approximately $81.3 million represents franchisee borrowings outstanding under the franchisee loan program and approximately $30.3 million represents franchisee borrowings that we guarantee under other debt facilities. However, due to franchisee borrowing limits, we believe any losses associated with any defaults would be mitigated through recovery of rental merchandise and other assets. Since its inception in 1994, we have had no significant losses associated with the franchisee loan and guaranty program. The Company believes the likelihood of any significant amounts being funded in connection with these commitments to be remote.
We have no long-term commitments to purchase merchandise. See Note F to the Consolidated Financial Statements for further information. The following table shows our approximate contractual obligations, including interest, and commitments to make future payments as of December 31, 2006:

		Period Less	Period 2-3	Period 4-5	Period Over
(In Thousands)	Total	Than 1 Year	Years	Years	5 Years

Credit Facilities, Excluding Capital Leases	$109,856	$10,923	$59,623	$24,009	$15,301
Capital Leases	20,118	984	2,272	2,697	14,165
Operating Leases	269,916	73,970	99,716	40,811	55,419

Total Contractual Cash Obligations	$399,890	$85,877	$161,611	$67,517	$84,885

The following table shows the Company’s approximate commercial commitments as of December 31, 2006:

	Total
	Amounts	Period Less	Period 2-3	Period 4-5	Period Over
(In Thousands)	Committed	Than 1 Year	Years	Years	5 Years

Guaranteed Borrowings of Franchisees	$111,587	$111,587	$—	$—	$—
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
Market Risk
From time-to-time, we manage our exposure to changes in short-term interest rates, particularly to reduce the impact on floating-rate borrowings, by entering into interest rate swap agreements. These swap agreements involve the receipt of amounts by us when floating rates exceed the fixed rates and the payment of amounts by us to the counterparties when fixed rates exceed the floating rates in the agreements over their term. We accrue the differential we may pay or receive as interest rates change, and recognize it as an adjustment to the floating rate interest expense related to our debt. The counterparties to these contracts are high credit quality commercial banks, which we believe largely minimize the risk of counterparty default.
At December 31, 2006 and 2005 we did not have any swap agreements.
We do not use any market risk sensitive instruments to hedge commodity, foreign currency, or risks other than interest rate risk, and hold no market risk sensitive instruments for trading or speculative purposes.
Recent Accounting Pronouncements
In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation 48, Accounting for Income Tax Uncertainties (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are currently evaluating the impact of FIN 48 on our financial statements.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring the fair value of assets and liabilities which is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair value market value. SFAS 157 also expands financial statement disclosure requirements about the use of fair value measurements, including the effect of such measures on earnings. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. We are currently evaluating the impact of this Statement on our financial statements.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS No. 115 (“SFAS 159”). SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of this Statement on our financial statements.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
AARON RENTS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2006	2005
	(In Thousands, Except Share Data)
ASSETS:
Cash	$8,807	$6,973
Accounts Receivable (net of allowances of $3,037 in 2006 and $2,742 in 2005)	43,495	42,812
Rental Merchandise	925,534	811,335
Less: Accumulated Depreciation	(313,385)	(260,403)

	612,149	550,932
Property, Plant and Equipment, Net	170,294	133,759
Goodwill and Other Intangibles, Net	115,436	101,085
Prepaid Expenses and Other Assets	29,425	22,954

Total Assets	$979,606	$858,515

LIABILITIES & SHAREHOLDERS’ EQUITY:
Accounts Payable and Accrued Expenses	$121,018	$112,817
Dividends Payable	811	699
Deferred Income Taxes Payable	93,687	75,197
Customer Deposits and Advance Payments	27,101	23,458
Credit Facilities	129,974	211,873

Total Liabilities	372,591	424,044

Commitments & Contingencies

Shareholders’ Equity:
Common Stock, Par Value $.50 Per Share; Authorized: 100,000,000 Shares; Shares Issued: 48,439,602 and 44,989,602 at December 31, 2006 and 2005, respectively	24,220	22,495
Class A Common Stock, Par Value $.50 Per Share; Authorized: 25,000,000 Shares; Shares Issued: 12,063,856 at December 31, 2006 and 2005	6,032	6,032
Additional Paid-in Capital	183,966	92,852
Retained Earnings	424,991	349,377
Accumulated Other Comprehensive Loss	—	(14)

	639,209	470,742

Less: Treasury Shares at Cost,
Common Stock, 2,696,781 and 3,358,521 Shares at December 31, 2006 and 2005, respectively	(16,290)	(20,367)
Class A Common Stock, 3,667,623 Shares at December 31, 2006 and 2005	(15,904)	(15,904)

Total Shareholders’ Equity	607,015	434,471

Total Liabilities & Shareholders’ Equity	$979,606	$858,515

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004
	(In Thousands, Except Per Share)
REVENUES:
Rentals and Fees	$992,791	$845,162	$694,293
Retail Sales	62,319	58,366	56,259
Non-Retail Sales	224,489	185,622	160,774
Franchise Royalties and Fees	33,626	29,781	25,253
Other	13,367	6,574	9,901

	1,326,592	1,125,505	946,480
COSTS AND EXPENSES:
Retail Cost of Sales	41,262	39,054	39,380
Non-Retail Cost of Sales	207,217	172,807	149,207
Operating Expenses	579,565	507,158	414,518
Depreciation of Rental Merchandise	364,109	305,630	253,456
Interest	9,729	8,519	5,413

	1,201,882	1,033,168	861,974

EARNINGS BEFORE INCOME TAXES	124,710	92,337	84,506

INCOME TAXES	46,075	34,344	31,890

NET EARNINGS	$78,635	$57,993	$52,616

EARNINGS PER SHARE	$1.50	$1.16	$1.06

EARNINGS PER SHARE ASSUMING DILUTION	$1.47	$1.14	$1.04

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

							Accumulated Other
							Comprehensive (Loss) Income
							Derivatives
	Treasury Stock		Common Stock		Additional	Retained	Designated as	Marketable
(In Thousands, Except Per Share)	Shares	Amount	Common	Class A	Paid-in Capital	Earnings	Hedges	Securities

Balance, January 1, 2004	(7,891)	$(40,061)	$14,997	$4,021	$88,305	$252,924	$(941)	$941
Dividends, $.039 per share						(1,954)
Stock Dividend			7,498	2,011	(80)	(9,509)
Reissued Shares	598	2,142			2,807
Net Earnings						52,616
Change in Fair Value of Financial Instruments, Net of Income Taxes of $119							662	(1,201)

Balance, December 31, 2004	(7,293)	(37,919)	22,495	6,032	91,032	294,077	(279)	(260)
Dividends, $.054 per share						(2,693)
Reissued Shares	267	1,648			1,820
Net Earnings						57,993
Change in Fair Value of Financial Instruments, Net of Income Taxes of $284							279	246

Balance, December 31, 2005	(7,026)	(36,271)	22,495	6,032	92,852	349,377	—	(14)
Dividends, $.057 Per share						(3,021)
Stock-Based Compensation					3,671
Reissued Shares	662	4,077			5,169
Stock Offering			1,725		82,274
Net Earnings						78,635
Change in Fair Value of Financial Instruments, Net of Income Taxes of $8								14

Balance, December 31, 2006	(6,364)	$(32,194)	$24,220	$6,032	$183,966	$424,991	$—	$—

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004
	(In Thousands)
OPERATING ACTIVITIES:
Net Earnings	$78,635	$57,993	$52,616
Depreciation and Amortization	395,581	333,131	277,187
Additions to Rental Merchandise	(681,716)	(647,657)	(528,255)
Book Value of Rental Merchandise Sold or Disposed	263,092	233,861	206,589
Change in Deferred Income Taxes	18,490	(20,261)	39,919
Gain on Marketable Securities	—	(579)	(5,481)
Loss on Sale of Property, Plant, and Equipment	128	148	84
Gain on Asset Dispositions	(7,246)	—	—
Change in Income Tax Receivable, Prepaid Expenses and Other Assets	(805)	18,553	(20,023)
Change in Accounts Payable and Accrued Expenses	8,381	17,025	4,118
Change in Accounts Receivable	(683)	(10,076)	(1,858)
Excess Tax Benefits From Stock-Based Compensation	(3,855)	—	—
Other Changes, Net	4,959	11,375	9,842

Cash Provided by (Used by) Operating Activities	74,961	(6,487)	34,738

INVESTING ACTIVITIES:
Additions to Property, Plant and Equipment	(95,482)	(61,449)	(37,723)
Contracts and Other Assets Acquired	(32,397)	(47,907)	(40,822)
Proceeds from Sale of Marketable Securities	—	6,993	7,592
Investment in Marketable Securities	—	—	(6,436)
Proceeds from Asset Dispositions	16,005	1,182	2,325
Proceeds from Sale of Property, Plant, and Equipment	31,281	14,000	4,760

Cash Used by Investing Activities	(80,593)	(87,181)	(70,304)

FINANCING ACTIVITIES:
Proceeds from Sale of Senior Notes	—	60,000	—
Proceeds from Credit Facilities	302,587	450,854	287,307
Repayments on Credit Facilities	(384,814)	(415,636)	(250,222)
Proceeds from Stock Offering	83,999	—	—
Dividends Paid	(2,909)	(2,641)	(2,042)
Excess Tax Benefits From Stock-Based Compensation	3,855	—	—
Issuance of Stock Under Stock Option Plans	4,748	2,199	1,701

Cash Provided by Financing Activities	7,466	94,776	36,744

Increase in Cash	1,834	1,108	1,178
Cash at Beginning of Year	6,973	5,865	4,687

Cash at End of Year	$8,807	$6,973	$5,865

Cash Paid During the Year:
Interest	$10,000	$8,395	$5,361
Income Taxes	14,273	51,228	16,783
The accompanying notes are an integral part of the Consolidated Financial Statements.

Note A: Summary of Significant Accounting Policies
As of December 31, 2006 and 2005, and for the Years Ended December 31, 2006, 2005 and 2004.
Basis of Presentation — The consolidated financial statements include the accounts of Aaron Rents, Inc. and its wholly owned subsidiaries (the “Company”). All significant intercompany accounts and transactions have been eliminated. The preparation of the Company’s consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. Generally, actual experience has been consistent with management’s prior estimates and assumptions. Management does not believe these estimates or assumptions will change significantly in the future absent unsurfaced or unforeseen events.
In May 2006, the Company completed an underwritten public offering of 3.45 million newly-issued shares of common stock for net proceeds, after the underwriting discount and expenses, of approximately $84.0 million. The Company used the proceeds to repay borrowings under the revolving credit facility. The Company’s Chairman, Chief Executive Officer and controlling shareholder sold an additional 1,150,000 shares in the offering.
On July 12, 2004, the Company announced a 3-for-2 stock split effected in the form of a 50% stock dividend on both Common Stock and Class A Common Stock. New shares were distributed on August 16, 2004 to shareholders of record as of the close of business on August 2, 2004. All share and per share information has been restated for all periods presented to reflect this stock dividend.
Certain reclassifications have been made to the prior periods to conform to the current period presentation. In previous years certain franchise other income was included in other income and has been reclassified to franchise royalties and fees.
Line of Business — The Company is engaged in the business of renting and selling residential and office furniture, consumer electronics, appliances, computers, and other merchandise throughout the U.S. and Canada. The Company manufactures furniture principally for its sales and lease ownership and corporate furnishings operations.
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
All rental merchandise is available for rental or sale. On a monthly basis, all damaged, lost or unsalable merchandise identified is written off. Effective September 30, 2004, the Company began recording rental merchandise adjustments on the allowance method. In connection with the adoption of this method, a one-time adjustment of $2.5 million was recorded to establish a rental merchandise allowance reserve. Rental merchandise adjustments in the future under this new method are expected to be materially consistent with the prior year’s adjustments under the direct-write off method. The 2005 rental merchandise adjustments include write-offs of merchandise in the third quarter that resulted from losses associated with Hurricanes Katrina and Rita. These hurricane related write-offs were $2.8 million, net of insurance proceeds. Rental merchandise write-offs, including the effect of the establishment of the reserve mentioned above, totaled $20.8 million, $21.8 million, and $18.0 million during the years ended December 31, 2006, 2005, and 2004, respectively, and are included in operating expenses in the accompanying consolidated statements of earnings.
Property, Plant and Equipment — The Company records property, plant, and equipment at cost. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the respective assets, which are from eight to 40 years for buildings and improvements and from one to five years for other depreciable property and equipment. Gains and losses related to dispositions and retirements are recognized as incurred. Maintenance and repairs are also expensed as incurred; renewals and betterments are capitalized. Depreciation expense, included in operating expenses in the accompanying consolidated statements of earnings, for property, plant, and equipment was $29.1 million, $25.6 million, and $22.2 million during the years ended December 31, 2006, 2005, and 2004, respectively.
Goodwill and Other Intangibles — Goodwill represents the excess of the purchase price paid over the fair value of the net tangible and identifiable intangible assets acquired in connection with business acquisitions. The Company accounts for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis. When the fair value is less than the related carrying value, entities are required to reduce the carrying value of goodwill. The approach to evaluating the recoverability of goodwill as outlined in SFAS No. 142 requires the use of valuation techniques using estimates and assumptions about projected future operating results and other variables. The Company has elected to perform this annual evaluation on September 30. More frequent evaluations will be completed if indicators of impairment become evident. The impairment approach required by SFAS No. 142 may have the effect of increasing the volatility of the Company’s earnings if goodwill impairment occurs at a future date. Other intangibles represent the value of customer relationships acquired in connection with business acquisitions as well as acquired franchise development rights, recorded at fair value as determined by the Company. As of December 31, 2006 and 2005, the net intangibles other than goodwill were $3.4 million and $3.6 million, respectively. The customer relationship intangible is amortized on a straight-line basis over a two-year useful life while acquired franchise development rights are amortized over the unexpired life of the franchisee’s ten year area development agreement. Amortization expense on intangibles, included in operating expenses in the accompanying consolidated statements of earnings, was $2.4 million, $2.0 million, and $1.6 million during the years ended December 31, 2006, 2005, and 2004, respectively.
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
Investments in Marketable Securities — At times, the Company holds certain marketable equity securities and has designated these securities as available-for-sale. The fair value of these securities was $59,000 as of December 31, 2005. This amount is included in prepaid expenses and other assets in the accompanying consolidated balance sheet. In May of 2004, the Company sold its holdings in Rainbow Rentals, Inc. with a cost basis of $2.1 million for cash proceeds of $7.6 million in connection with Rent-A-Center, Inc.’s acquisition of Rainbow Rentals, Inc. The Company recognized an after-tax gain of $3.4 million on this transaction. In May and June of 2005, the Company sold its holdings in Rent-Way, Inc. with a cost basis of $6.4 million for cash proceeds of $7.0 million. The Company recognized an after-tax gain of $355,000 on this transaction. In connection with this gain recognition, $355,000 and $3.4 million was transferred from unrealized gains within accumulated other comprehensive income to net income on the accompanying Consolidated Statements of Earnings for the years ended December 31, 2005 and 2004, respectively.
Deferred Income Taxes are provided for temporary differences between the amounts of assets and liabilities for financial and tax reporting purposes. Such temporary differences arise principally from the use of accelerated depreciation methods on rental merchandise for tax purposes.
Fair Value of Financial Instruments — The carrying amounts reflected in the consolidated balance sheets for cash, accounts receivable, bank and other debt approximate their respective fair values. The fair value of the liability for interest rate swap agreements, included in accounts payable and accrued expenses in the accompanying consolidated balance sheets, was $346,000 at December 31, 2004, based upon quotes from financial institutions. At December 31, 2004 the carrying amount for variable rate debt approximates fair market value since the interest rates on these instruments are reset periodically to current market rates. At December 31, 2006 and 2005 the Company did not have any swap agreements.
At December 31, 2006 and 2005, the fair market value of fixed rate long-term debt was $88.9 million and $113.9 million, respectively, based on quoted prices for similar instruments.

Revenue Recognition — Rental revenues are recognized as revenue in the month they are due. Rental payments received prior to the month due are recorded as deferred rental revenue. Until all payments are received under sales and lease ownership agreements, the Company maintains ownership of the rental merchandise. Revenues from the sale of merchandise to franchisees are recognized at the time of receipt of the merchandise by the franchisee, and revenues from such sales to other customers are recognized at the time of shipment, at which time title and risk of ownership are transferred to the customer. Please refer to Note I for discussion of recognition of other franchise related revenues.
Cost of Sales — Included in cost of sales is the net book value of merchandise sold, primarily using specific identification in the sales and lease ownership division and first-in, first-out in the corporate furnishings division. It is not practicable to allocate operating expenses between selling and rental operations.
Shipping and Handling Costs — The Company classifies shipping and handling costs as operating expenses in the accompanying consolidated statements of earnings and these costs totaled $45.0 million in 2006, $40.5 million in 2005, and $31.1 million in 2004.
Advertising — The Company expenses advertising costs as incurred. Advertising costs are recorded as expense the first time an advertisement appears. Such costs aggregated to $28.3 million in 2006, $27.1 million in 2005, and $22.4 million in 2004. In addition, certain advertising expenses were offset by cooperative advertising consideration received from vendors, substantially all of which represents reimbursement of specific, identifiable, and incremental costs incurred in selling those vendors’ products. The prepaid advertising asset was $2.0 million and $3.4 million at December 31, 2006 and 2005, respectively.
Stock-Based Compensation — The Company has stock-based employee compensation plans, which are more fully described in Note H below. Prior to January 1, 2006, the Company accounted for awards granted under those plans following the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Effective January 1, 2006, the Company adopted the fair value recognition provisions of the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payments (“SFAS 123R”), using the modified prospective application method. Under this transition method, compensation expense recognized in the year ended December 31, 2006 includes the applicable amounts of compensation expense of all stock-based payments granted prior to, but not yet vested, as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), and previously presented in the pro forma footnote disclosures.
The Company has in the past granted stock options for a fixed number of shares to employees primarily with an exercise price equal to the fair value of the shares at the date of grant and, accordingly, recognized no compensation expense for these stock option grants. The Company did not grant any stock options in 2006. The Company also has granted stock options for a fixed number of shares to certain key executives with an exercise price below the fair value of the shares at the date of grant (“Key Executive grants”). Compensation expense for Key Executive grants is recognized over the three-year vesting period of the options for the difference between the exercise price and the fair value of a share of Common Stock on the date of grant times the number of options granted. Income tax benefits resulting from stock option exercises credited to additional paid-in capital totaled $5.2 million, $1.9 million, and $3.2 million in 2006, 2005, and 2004, respectively.
The Company amended the Key Executive grants in 2006 and raised the exercise price of each of the stock options to the fair market value of the common stock on the original grant date, adjusted for a 3-for-2 stock dividend that occurred on August 2, 2004 in the case of those stock options with an original grant date that preceded the stock dividend date. The amendment also provides that, in order to compensate the grantees for the increase in the exercise price of the stock options, the full original discounted amount will be paid in cash on the applicable 2007 vesting date.
Under the modified prospective application method, results for prior periods have not been restated to reflect the effects of implementing SFAS 123R. For purposes of pro forma disclosures under SFAS 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement 123, the estimated fair value of the options is amortized to expense over the options’ vesting period. The following table illustrates the effect on net earnings and earnings per share if the fair value based method had been applied to all outstanding and unvested awards for the following periods:

	Year Ended	Year Ended
	December 31,	December 31,
(In Thousands, Except Per Share)	2005	2004

Net Earnings before effect of Key Executive grants	$58,522	$52,854
Expense effect of Key Executive grants recognized	(529)	(238)

Net earnings as reported	57,993	52,616

Stock-based Employee Compensation Cost, Net of Tax — Pro Forma	(1,996)	(1,687)

Pro forma net earnings	$55,997	$50,929

Earnings per share:
Basic — as reported	$1.16	$1.06

Basic — pro forma	$1.12	$1.03

Diluted — as reported	$1.14	$1.04

Diluted — pro forma	$1.10	$1.01

Insurance Reserves — Estimated insurance reserves are accrued primarily for group health and workers compensation benefits provided to the Company’s employees. Estimates for these insurance reserves are made based on actual reported but unpaid claims and actuarial analyses of the projected claims run off for both reported and incurred but not reported claims.
Derivative Instruments and Hedging Activities — From time to time, the Company uses interest rate swap agreements to synthetically manage the interest rate characteristics of a portion of its outstanding debt and to limit the Company’s exposure to rising interest rates. The Company designates at inception that interest rate swap agreements hedge risks associated with future variable interest payments and monitors each swap agreement to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on a high correlation between changes in the value of the underlying hedged item and the derivative instrument. The Company records amounts to be received or paid as a result of interest swap agreements as an adjustment to interest expense. Generally, the Company’s interest rate swaps are designated as cash flow hedges. The Company does not enter into derivatives for speculative or trading purposes. At December 31, 2006 and 2005 the Company did not have any swap agreements.
Comprehensive Income — For the years ended December 31, 2006, 2005 and 2004, comprehensive income totaled $78.6 million, $58.0 million, and $52.1 million, respectively.
New Accounting Pronouncements — In July 2006, the FASB issued FASB Interpretation 48, Accounting for Income Tax Uncertainties (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is currently evaluating the impact of FIN 48 on its financial statements.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring the fair value of assets and liabilities which is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair value market value. SFAS 157 also expands financial statement disclosure requirements about the use of fair value measurements, including the effect of such measures on earnings. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. The Company is currently evaluating the impact of this Statement on its financial statements.
In February 2007, the FASB issues SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS No. 115 (“SFAS 159”). SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. SFAS is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this Statement on its financial statements.
Note B: Earnings Per Share
Earnings per share is computed by dividing net income by the weighted average number of Common Stock and Class A Common Stock outstanding during the year, which were approximately 52,545,000 shares in 2006, 49,846,000 shares in 2005, and 49,602,000 shares in 2004. The computation of earnings per share assuming dilution includes the dilutive effect of stock options and awards. Such stock options and awards had the effect of increasing the weighted average shares outstanding assuming dilution by approximately 832,000 in 2006, 959,000 in 2005, and 973,000 in 2004.
Note C: Property, Plant and Equipment
Following is a summary of the Company’s property, plant, and equipment at December 31:

(In Thousands)	2006	2005

Land	$26,195	$15,934
Buildings and Improvements	57,373	46,805
Leasehold Improvements and Signs	79,543	72,842
Fixtures and Equipment	54,148	45,343
Assets Under Capital Lease:
with Related Parties	9,534	15,734
with Unrelated Parties	10,564	1,475
Construction in Progress	10,719	6,449

	248,076	204,582
Less: Accumulated Depreciation and Amortization	(77,782)	(70,823)

	$170,294	$133,759

Note D: Credit Facilities
Following is a summary of the Company’s credit facilities at December 31:

(In Thousands)	2006	2005

Bank Debt	$15,612	$91,336
Senior Unsecured Notes	90,000	100,000
Capital Lease Obligation:
with Related Parties	10,095	16,141
with Unrelated Parties	10,022	1,066
Other Debt	4,245	3,330

	$129,974	$211,873

Bank Debt — The Company has a revolving credit agreement with several banks providing for unsecured borrowings up to $140.0 million. Amounts borrowed bear interest at the lower of the lender’s prime rate or LIBOR plus 87.5 basis points. The pricing under the working capital line is based upon overnight bank borrowing rates. At December 31, 2006 and 2005, respectively, an aggregate of $15.6 million (bearing interest at 6.22%) and $81.3 million (bearing interest at 5.35%) was outstanding under the revolving credit agreement. The Company pays a .20% commitment fee on unused balances. The weighted average interest rate on borrowings under the revolving credit agreement (before giving effect to interest rate swaps in 2004) was 5.97% in 2006, 4.42% in 2005, and 2.72% in 2004. The revolving credit agreement expires May 28, 2008.
The revolving credit agreement contains financial covenants which, among other things, forbid the Company from exceeding certain debt to equity levels and require the maintenance of minimum fixed charge coverage ratios. If the Company fails to comply with these covenants, the Company will be in default under these agreements, and all amounts would become due immediately. The Company was in compliance with all of these covenants at December 31, 2006.

At December 31, 2006, $96.5 million of retained earnings was available for dividend payments and stock repurchases under the debt restrictions, and the Company was in compliance with all covenants.
On December 18, 2005 the Company entered into an $18.0 million demand note as a means of temporary financing and at December 31, 2005 $10.0 million was outstanding at a rate of LIBOR plus 100 basis points.
Senior Unsecured Notes — On August 14, 2002, the Company sold $50.0 million in aggregate principal amount of senior unsecured notes in a private placement to a consortium of insurance companies. The unsecured notes bear interest at a rate of 6.88% per year and mature August 13, 2009. Quarterly interest only payments at an annual rate of 6.88% are due for the first two years followed by annual $10,000,000 principal repayments plus interest for the five years thereafter. The notes were amended in July 2005 as a result of entry into a note purchase agreement for an additional $60.0 million in senior unsecured notes to the purchasers in a private placement. The agreement was amended for the purpose of permitting the new issuance of the notes and amending the negative covenants in the revolving credit agreement.
On July 27, 2005, the Company entered into a note purchase agreement with a consortium of insurance companies. Pursuant to this agreement, the Company and its two subsidiaries as co-obligors issued $60.0 million in senior unsecured notes to the purchasers in a private placement. The notes bear interest at a rate of 5.03% per year and mature on July 27, 2012. Interest only payments are due quarterly for the first two years, followed by annual $12 million principal repayments plus interest for the five years thereafter. The $50.0 million note purchase agreement, of which $30.0 million is outstanding as of December 31, 2006, contains financial maintenance covenants, negative covenants regarding the Company’s other indebtedness, its guarantees and investments, and other customary covenants substantially similar to the covenants in the Company’s note purchase agreement, revolving credit facility, and its former construction and lease facility, as modified by the amendments described herein.
Capital Leases with Related Parties — In October and November 2004, the Company sold eleven properties, including leasehold improvements, to a limited liability company (“LLC”) controlled by a group of Company executives, including the Company’s Chairman, Chief Executive Officer, and controlling shareholder. The LLC obtained borrowings collateralized by the land and buildings totaling $6.8 million. The Company occupies the land and buildings collateralizing the borrowings under a 15-year term lease, with a five-year renewal at the Company’s option, at an aggregate annual rental of $883,000. The transaction has been accounted for as a financing in the accompanying consolidated financial statements. The rate of interest implicit in the leases is approximately 9.7%. Accordingly, the land and buildings, associated depreciation expense, and lease obligations are recorded in the Company’s consolidated financial statements. No gain or loss was recognized in this transaction.
In December 2002, the Company sold ten properties, including leasehold improvements, to the LLC. The LLC obtained borrowings collateralized by the land and buildings totaling $5.0 million. The Company occupies the land and buildings collateralizing the borrowings under a 15-year term lease at an aggregate annual rental of approximately $572,000. The transaction has been accounted for as a financing in the accompanying consolidated financial statements. The rate of interest implicit in the leases is approximately 11.1%. Accordingly, the land and buildings, associated depreciation expense, and lease obligations are recorded in the Company’s consolidated financial statements. No gain or loss was recognized in this transaction.
During 2006, a property sold by Aaron Rents to a second LLC controlled by the Company’s major shareholder for $6.3 million in April 2002 and leased back to Aaron Rents for a 15-year term at an annual rental of $681,000 was sold to an unrelated third party. The Company entered into a new capital lease with the unrelated third party. No gain or loss was recognized on this transaction.
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
Other Debt — Other debt at December 31, 2006 and 2005 includes $3.3 million of industrial development corporation revenue bonds. The average weighted borrowing rate on these bonds in 2006 was 3.60%. No principal payments are due on the bonds until maturity in 2015.

Future maturities under the Company’s Credit Facilities are as follows:

(In Thousands)

2007	$11,907
2008	38,716
2009	23,178
2010	13,274
2011	13,433
Thereafter	29,466
Note E: Income Taxes
Following is a summary of the Company’s income tax expense for the years ended December 31:

(In Thousands)	2006	2005	2004

Current Income Tax Expense (Benefit):
Federal	$25,453	$50,064	$(7,720)
State	2,132	4,541	(309)

	27,585	54,605	(8,029)
Deferred Income Tax (Benefit) Expense:
Federal	16,524	(17,751)	35,967
State	1,966	(2,510)	3,952

	18,490	(20,261)	39,919

	$46,075	$34,344	$31,890

Significant components of the Company’s deferred income tax liabilities and assets at December 31 are as follows:

(In Thousands)	2006	2005

Deferred Tax Liabilities:
Rental Merchandise and Property, Plant and Equipment	$99,813	$81,388
Other, Net	10,273	6,543

Total Deferred Tax Liabilities	110,086	87,931
Deferred Tax Assets:
Accrued Liabilities	5,053	4,915
Advance Payments	8,959	7,556
Other, Net	2,387	3,256

Total Deferred Tax Assets	16,399	15,727
Less Deferred Tax Valuation Allowance	—	(2,993)

Net Deferred Tax Assets	16,399	12,734

Net Deferred Tax Liabilities	$93,687	$75,197

The Company’s effective tax rate differs from the statutory U.S. Federal income tax rate for the years ended December 31 as follows:

	2006	2005	2004

Statutory Rate	35.0%	35.0%	35.0%
Increases in U.S. Federal Taxes
Resulting From:
State Income Taxes, Net of Federal Income Tax Benefit	2.1	2.2	2.8
Other, Net	(.2)	—	(.1)

Effective Tax Rate	36.9%	37.2%	37.7%

Note F: Commitments

The Company leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2021. The Company also leases certain properties under capital leases that are more fully described in Note D. Most of the leases contain renewal options for additional periods ranging from one to 15 years or provide for options to purchase the related property at predetermined purchase prices that do not represent bargain purchase options. In addition, certain properties occupied under operating leases contain normal purchase options. The Company also leases transportation and computer equipment under operating leases expiring during the next five years. Management expects that most leases will be renewed or replaced by other leases in the normal course of business.
Future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2006, are as follows: $74.0 million in 2007; $58.4 million in 2008; $41.3 million in 2009; $25.7 million in 2010; $15.2 million in 2011; and $55.4 million thereafter.
The Company has guaranteed certain debt obligations of some of the franchisees amounting to $111.6 million and $100.6 million at December 31, 2006 and 2005, respectively. Of this amount, approximately $81.3 million represents franchise borrowings outstanding under the franchise loan program and approximately $30.3 million represents franchise borrowings under other debt facilities at December 31, 2006. The Company receives guarantee fees based on such franchisees’ outstanding debt obligations, which it recognizes as the guarantee obligation is satisfied. The Company has recourse rights to the assets securing the debt obligations. As a result, the Company has never incurred any, nor does management expect to incur any, significant losses under these guarantees. See Note N for subsequent event disclosures.
Rental expense was $72.0 million in 2006, $59.9 million in 2005, and $50.3 million in 2004.
The Company maintains a 401(k) savings plan for all full-time employees with at least one year of service with the Company and who meet certain eligibility requirements. The plan allows employees to contribute up to 10% of their annual compensation with 50% matching by the Company on the first 4% of compensation. The Company’s expense related to the plan was $791,000 in 2006, $676,000 in 2005, and $506,000 in 2004.
Note G: Shareholders’ Equity
The Company held 6,364,404 common shares in its treasury and was authorized to purchase an additional 2,670,502 shares at December 31, 2006. The Company’s articles of incorporation provide that no cash dividends may be paid on the Class A Common Stock unless equal or higher dividends are paid on the Common Stock.
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
Note H: Stock Options
Prior to January 1, 2006, the Company accounted for stock awards granted following the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R, using the modified prospective application method. Under this transition method, compensation expense recognized in the year ended December 31, 2006 includes the applicable amounts of compensation expense of all stock-based payments granted prior to, but not yet vested, as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), and previously presented in the pro forma footnote disclosures.

The Company estimates the fair value for the options granted on the grant date using a Black-Scholes option-pricing model. The expected volatility is based on the historical volatility of the Company’s Common Stock over the most recent period generally commensurate with the expected estimated life of each respective grant. The expected lives of options are based on the Company’s historical share option exercise experience. Forfeiture assumptions are based on the Company’s historical forfeiture experience. The Company believes that the historical experience method is the best estimate of future exercise and forfeiture patterns currently available. The risk-free interest rates are determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the options. The expected dividend yields are based on the approved annual dividend rate in effect and current market price of the underlying Common Stock at the time of grant. No assumption for a future dividend rate increase has been included unless there is an approved plan to increase the dividend in the near term.
For the pro forma information regarding net income and earnings per share, the Company recognizes compensation expense over the explicit service period up to the date of actual retirement. Upon adoption of SFAS 123R, the Company is required to recognize compensation expense over a period to the date the employee first becomes eligible for retirement for awards granted or modified after the adoption of SFAS 123R.
The results of operations for the year ended December 31, 2006 include $3.5 million in compensation expense related to unvested grants as of January 1, 2006. At December 31, 2006, there was $1.8 million of total unrecognized compensation expense related to non-vested stock options which is expected to be recognized over a period of 1.75 years. SFAS 123R requires that the benefits of tax deductions in excess of recognized compensation expense be reported as financing cash flows, rather than as operating cash flow as required under prior guidance. Excess tax benefits of $3.9 million were accordingly included in cash provided by financing activities for the year ended December 31, 2006. The related net tax benefit from the exercise of stock options in the year ended December 31, 2006 was $4.7 million.
Under the Company’s stock option plans, options granted to date become exercisable after a period of three years and unexercised options lapse ten years after the date of the grant. Options are subject to forfeiture upon termination of service. Under the plans, 712,000 of the Company’s shares are reserved for future grants at December 31, 2006. The weighted average fair value of options granted was $8.09 and $5.18 in 2005 and 2004, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2005 and 2004, respectively: risk-free interest rates of 3.86% and 3.16%; a dividend yield of .25% and .28%; a volatility factor of the expected market price of the Company’s Common Stock of .43 and .43; weighted average assumptions of forfeiture rates of 5.85% and 9.87%; and weighted average expected lives of the option of five and four years. The aggregate intrinsic value of options exercised was $12.7 million, $3.7 million, and $8.6 million in 2006, 2005, and 2004, respectively. The total fair value of options vested was $4.9 million, $1.2 million, and $675,000 in 2006, 2005, and 2004, respectively. The Company did not grant any stock options in 2006.
The Company amended the Key Executive grants in 2006 and raised the exercise price of each of the stock options to the fair market value of the common stock on the original grant date, adjusted for a 3-for-2 stock dividend that occurred on August 2, 2004 in the case of those stock options with an original grant date that preceded the stock dividend date. The amendment also provides that, in order to compensate the grantees for the increase in the exercise price of the stock options, the full original discounted amount will be paid in cash on the applicable 2007 vesting date.
Shares of restricted stock may be granted to employees and directors and typically vest over approximately three years. Restricted stock grants may be subject to one or more objective employment, performance or other forfeiture conditions as established at the time of grant. Any shares of restricted stock that are forfeited will again become available for issuance. Compensation cost for restricted stock is equal to the fair market value of the shares at the date of the award and is amortized to compensation expense over the vesting period. Total compensation expense related to restricted stock was $277,000 in 2006.
The following table summarizes information about restricted stock activity:

	Restricted Stock	Weighted Average
	(In Thousands)	Grant Price

Outstanding at January 1, 2006	—	—
Granted	244	25.40
Vested	—	—
Forfeited	(2)	25.40

Outstanding at December 31, 2006	242	25.40

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted Average
		Remaining
Range of Exercise	Number Outstanding	Contractual Life	Weighted Average	Number Exercisable	Weighted Average
Prices	December 31, 2006	(in years)	Exercise Price	December 31, 2006	Exercise Price

$ 4.38-10.00	1,039,511	3.63	$6.93	1,039,511	$6.93
10.01-15.00	376,750	6.72	14.37	376,750	14.37
15.01-20.00	203,250	7.11	17.37	83,250	15.35
20.01-24.94	704,396	7.80	22.24	2,000	21.84

$ 4.38-24.94	2,323,907	5.70	$13.69	1,501,511	$9.28

The table below summarizes option activity for the periods indicated in the Company’s stock option plans:

			Weighted	Aggregate Intrinsic
	Options		Average Remaining	Value (in	Weighted Average
	(In Thousands)	Weighted Average	Contractual Term	Thousands)	Fair Value

Outstanding at January 1, 2006	3,026	$11.73		$46,726	$4.01
Granted	—	—		—	—
Exercised	(660)	6.76		(12,743)	2.22
Forfeited	(42)	19.32		(809)	8.19

Outstanding at December 31, 2006	2,324	13.69	5.70 years	31,811	6.58

Exercisable at December 31, 2006	1,502	$9.28	4.57 years	$13,936	$4.89

The weighted average fair value of unvested options was $7.83 as of January 1, 2006 and $9.65 as of December 31, 2006. The weighted average fair value of options that vested during 2006 was $7.23.
Note I: Franchising of Aaron’s Sales and Lease Ownership Stores
The Company franchises Aaron’s Sales and Lease Ownership stores. As of December 31, 2006 and 2005, 674 and 664 franchises had been granted, respectively. Franchisees typically pay a non-refundable initial franchise fee from $15,000 to $50,000 depending upon market size and an ongoing royalty of either 5% or 6% of gross revenues. Franchise fees and area development fees are generated from the sale of rights to develop, own and operate Aaron’s Sales and Lease Ownership stores. These fees are recognized as income when substantially all of the Company’s obligations per location are satisfied, generally at the date of the store opening. Franchise fees and area development fees received before the substantial completion of the Company’s obligations are deferred. Substantially all of the amounts reported as non-retail sales and non-retail cost of sales in the accompanying consolidated statements of earnings relate to the sale of rental merchandise to franchisees.
Franchise agreement fee revenue was $3.1 million, $3.0 million, and $3.3 million and royalty revenue was $25.4 million, $21.6 million, and $17.8 million for the years ended December 31, 2006, 2005 and 2004, respectively. Deferred franchise and area development agreement fees, included in customer deposits and advance payments in the accompanying consolidated balance sheets, was $4.3 million and $5.2 million as of December 31, 2006 and 2005, respectively.

Franchised Aaron’s Sales and Lease Ownership store activity is summarized as follows:

	2006	2005	2004

Franchised stores open at January 1,	392	357	287
Opened	75	71	79
Added through acquisition	0	0	12
Purchased from the Company	3	0	0
Purchased by the Company	(28)	(35)	(19)
Closed	(1)	(1)	(2)

Franchised stores open at December 31,	441	392	357

Company-operated Aaron’s Sales and Lease Ownership store activity is summarized as follows:

	2006	2005	2004

Company-operated stores open at January 1,	748	616	500
Opened	78	82	68
Added through acquisition	40	56	61
Closed, sold or merged	(21)	(6)	(13)

Company-operated stores open at December 31,	845	748	616

In 2006, the Company acquired the rental contracts, merchandise, and other related assets of 40 stores, including 28 franchised stores, and merged certain acquired stores into existing stores, resulting in a net gain of 37 stores. In 2005, the Company acquired the rental contracts, merchandise, and other related assets of 96 stores, including 35 franchised stores, and merged certain acquired stores into existing stores, resulting in a net gain of 56 stores. In 2004, the Company acquired the rental contracts, merchandise, and other related assets of 85 stores, including 19 franchised stores, and merged certain acquired stores into existing stores, resulting in a net gain of 61 stores.
Note J: Acquisitions and Dispositions
During 2006, the Company acquired the rental contracts, merchandise, and other related assets of 40 sales and lease ownership stores for an aggregate purchase price of $32.4 million. Fair value of acquired tangible assets included $13.3 million for rental merchandise, $1.5 million for fixed assets, and $154,000 for other assets. Fair value of liabilities assumed approximated $65,000. The excess cost over the fair value of the assets and liabilities acquired in 2006, representing goodwill was $15.5 million. The fair value of acquired separately identifiable intangible assets included $1.4 million for customer lists and $885,000 for acquired franchise development rights. The estimated amortization of these customer lists and acquired franchise development rights in future years approximates $857,000, $582,000, $115,000, $112,000, and $106,000 for 2007, 2008, 2009, 2010, and 2011, respectively. The purchase price allocations for certain acquisitions during December 2006 are preliminary pending finalization of the Company’s assessment of the fair values of tangible assets acquired.
During 2005, the Company acquired the rental contracts, merchandise, and other related assets of 96 sales and lease ownership stores for an aggregate purchase price of $46.6 million. Fair value of acquired tangible assets included $16.8 million for rental merchandise, $1.5 million for fixed assets, and $1.4 million for other assets. Fair value of liabilities assumed approximated $.4 million. The excess cost over the fair value of the assets and liabilities acquired in 2005, representing goodwill was $24.7 million. The fair value of acquired separately identifiable intangible assets included $2.6 million for customer lists and $.4 million for acquired franchise development rights. The estimated amortization of these customer lists and acquired franchise development rights in future years approximates $1.8 million, $912,000, $82,000, $60,000, and $52,000 for 2006, 2007, 2008, 2009, and 2010, respectively.
The results of operations of the acquired businesses are included in the Company’s results of operations from their dates of acquisition. The effect of these acquisitions on the 2006, 2005 and 2004 consolidated financial statements was not significant.
The Company sold three, five, and two of its sales and lease ownership locations to franchisees in 2006, 2005, and 2004, respectively. The effect of these sales on the consolidated financial statements was not significant. The Company also sold the assets of 12 of its sales and lease ownership locations in Puerto Rico to an unrelated third party in the second quarter of 2006. The Company received $16.0 million in cash proceeds, recognized a $7.2 million gain, and disposed of goodwill of $1.0 million in conjunction with the 2006 sales.
Note K: Segments
Description of Products and Services of Reportable Segments
Aaron Rents, Inc. has four reportable segments: sales and lease ownership, corporate furnishings (formerly known as rent-to-rent), franchise, and manufacturing. The sales and lease ownership division offers electronics, residential furniture, appliances, and computers to consumers primarily on a monthly payment basis with no credit requirements. The corporate furnishings division rents and sells residential and office furniture to businesses and consumers who meet certain minimum credit requirements. The Company’s franchise operation sells and supports franchisees of its sales and lease ownership concept. The manufacturing division manufactures upholstered furniture, office furniture, lamps and accessories, and bedding predominantly for use by the other divisions.
Earnings before income taxes for each reportable segment are generally determined in accordance with accounting principles generally accepted in the United States with the following adjustments:
•	A predetermined amount of each reportable segment’s revenues is charged to the reportable segment as an allocation of corporate overhead. This allocation was approximately 2.3% in 2006, 2005, and 2004.

•	Accruals related to store closures are not recorded on the reportable segments’ financial statements, but are rather maintained and controlled by corporate headquarters.

•	The capitalization and amortization of manufacturing variances are recorded on the consolidated financial statements as part of Cash to Accrual and Other Adjustments and are not allocated to the segment that holds the related rental merchandise.

•	Advertising expense in the sales and lease ownership division is estimated at the beginning of each year and then allocated to the division ratably over time for management reporting purposes. For financial reporting purposes, advertising expense is recognized when the related advertising activities occur. The difference between these two methods is reflected as part of the Cash to Accrual and Other Adjustments line below.

•	Sales and lease ownership rental merchandise write-offs are recorded using the direct write-off method for management reporting purposes and using the allowance method for financial reporting purposes. The difference between these two methods is reflected as part of the Cash to Accrual and Other Adjustments line below.

•	Interest on borrowings is estimated at the beginning of each year. Interest is then allocated to operating segments based on relative total assets.

•	Sales and lease ownership revenues are reported on the cash basis for management reporting purposes.
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
Information on segments and a reconciliation to earnings before income taxes are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(In Thousands)	2006	2005	2004

Revenues From External Customers:
Sales and Lease Ownership	$1,167,073	$975,026	$804,723
Corporate Furnishings	122,965	117,476	108,453
Franchise	33,626	29,781	25,253
Other	5,791	5,411	10,185
Manufacturing	78,458	83,803	70,440
Elimination of Intersegment Revenues	(78,221)	(83,509)	(70,884)
Cash to Accrual Adjustments	(3,100)	(2,483)	(1,690)

Total Revenues from External Customers	$1,326,592	$1,125,505	$946,480

Earnings Before Income Taxes:
Sales and Lease Ownership	$97,611	$63,317	$56,578
Corporate Furnishings	12,824	10,802	8,842
Franchise	23,949	22,143	18,374
Other	(5,808)	(585)	2,118
Manufacturing	(1,740)	1,280	(175)

Earnings Before Income Taxes for Reportable Segments	126,836	96,957	85,737
Elimination of Intersegment (Profit) Loss	1,777	(1,103)	178
Cash to Accrual and Other Adjustments	(3,903)	(3,517)	(1,409)

Total Earnings Before Income Taxes	$124,710	$92,337	$84,506

Assets:
Sales and Lease Ownership	$779,278	$669,376	$524,492
Corporate Furnishings	111,134	91,536	83,478
Franchise	25,619	26,902	23,495
Other	30,999	46,355	50,452
Manufacturing	32,576	24,346	18,371

Total Assets	$979,606	$858,515	$700,288

Depreciation and Amortization:
Sales and Lease Ownership	$370,004	$309,022	$255,606
Corporate Furnishings	22,229	20,376	19,213
Franchise	561	924	722
Other	1,454	1,373	711
Manufacturing	1,333	1,436	935

Total Depreciation and Amortization	$395,581	$333,131	$277,187

Interest Expense:
Sales and Lease Ownership	$8,234	$7,326	$5,197
Corporate Furnishings	1,400	1,382	1,044
Franchise	47	93	96
Other	48	(282)	(924)

Total Interest Expense	$9,729	$8,519	$5,413

Note L — Related Party Transactions
The Company leases certain properties under capital leases with certain related parties that are more fully described in Note D above.

As part of its extensive marketing program, the Company has sponsored professional driver Michael Waltrip’s Aaron’s Dream Machine in the NASCAR Busch Series. The sons of the president of the Company’s sales and lease ownership division were paid by Mr. Waltrip’s company as drivers and raced in 2006 Aaron’s sponsored cars full time in the USAR Hooters Pro Cup Series. The amount paid in 2006 by the Company for the sponsorship of Michael Waltrip attributable to the USAR Hooters Pro Cup Series was $983,000, adjusted by credits in the amount of $434,000 for changes from the 2005 racing season. Motor sports sponsorships and promotions have been an integral part of the Company’s marketing programs for a number of years.
Note M: Quarterly Financial Information (Unaudited)

(In Thousands, Except Per Share)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Year Ended December 31, 2006
Revenues	$347,287	$321,727	$317,709	$339,869
Gross Profit *	171,965	163,588	162,839	168,619
Earnings Before Taxes	34,631	31,690	27,625	30,764
Net Earnings	21,561	20,650	17,383	19,041
Earnings Per Share	.43	.40	.32	.35
Earnings Per Share Assuming Dilution	.42	.39	.32	.35

Year Ended December 31, 2005
Revenues	$279,348	$271,338	$278,667	$296,152
Gross Profit *	142,260	139,797	142,287	147,315
Earnings Before Taxes	29,618	25,644	13,506	23,569
Net Earnings	18,422	16,120	8,843	14,608
Earnings Per Share	.37	.32	.18	.29
Earnings Per Share Assuming Dilution	.36	.32	.17	.29

*	Gross profit is the sum of rentals and fees, retail sales, and non-retail sales less retail cost of sales, non-retail cost of sales, and depreciation of rental merchandise.
Note N — Subsequent Event (Unaudited)
On February 27, 2007, the Company amended the franchise loan facility and guaranty to increase the maximum commitment amount from $115.0 million to $125.0 million.

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
The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Based on our assessment, management believes that, as of December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.
The Company’s independent registered public accounting firm has issued an audit report on our assessment of the Company’s internal control over financial reporting. This report appears on the following page.
February 27, 2007

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Aaron Rents, Inc.
We have audited the accompanying consolidated balance sheets of Aaron Rents, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aaron Rents, Inc. and Subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
As discussed in Note A and H to the consolidated financial statements, in 2006 the Company changed its method of accounting for share-based compensation as required by Statement of Financial Accounting Standards No. 123(R), “Share Based Payments”.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Aaron Rents, Inc.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Atlanta, Georgia
February 27, 2007

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Aaron Rents, Inc.
We have audited management’s assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting that Aaron Rents, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Aaron Rents, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
In our opinion, management’s assessment that Aaron Rents, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Aaron Rents, Inc. maintained, in all material respects, effective internal control over financial reporting as December 31, 2006, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Aaron Rents, Inc. as of December 31, 2005 and 2006, and the related consolidated statement of earnings, shareholders equity, and cash flows for each of the three years in the period ended December 31, 2006 of Aaron Rents, Inc. and our report dated February 27, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Atlanta, Georgia
February 27, 2007